08043077

Letters to Stockholders

Notice of 2008 Annual Meeting and Proxy Statement

2007 Annual Report to Stockholders

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

Received SEC
MAR 11 2008
Washington, DC 20549

HERSHEY'S

# The Hershey Company

## Proxy Statement and 2007 Annual Report to Stockholders

March 10, 2008

To Our Stockholders:

It is my pleasure to invite you to attend the 2008 Annual Meeting of Stockholders of The Hershey Company to be held at **10:00 a.m.** Eastern Daylight Time on **April 22, 2008**.

Business scheduled to be considered at the meeting includes (1) the election of nine directors, (2) ratification of the appointment of KPMG LLP as the Company's independent auditors for 2008 and (3) action on two stockholder proposals, if properly presented at the meeting. Management will review the Company's 2007 performance and will be available to respond to questions during the meeting.

The meeting will be held at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania. Directions to GIANT Center are included with these materials. The doors to GIANT Center will open at **8:00 a.m.** Please note there will be two entrances to the meeting. The primary entrance will be at the rear of GIANT Center and accessed by trams from the parking area. For those using wheelchairs or requiring special assistance, the front entrance of GIANT Center will be available for use. Persons not requiring such assistance also may use the front entrance but will have to walk down stadium steps to access the meeting floor.

If you plan to attend the meeting, you will need an **ADMISSION TICKET** and a government-issued **PHOTO IDENTIFICATION** to gain admission. Any of the following items will serve as your ADMISSION TICKET:

- The **Notice of Internet Availability of Proxy Materials** you received by mail, directing you to the website where proxy materials could be accessed;
- The **top half of your Proxy Card**, if you received your proxy materials in paper form;
- An **Admission Ticket** supplied by our Investor Relations Department upon your request if your proxy materials were delivered by email; or
- A **letter from your broker, bank or other nominee,** or your **most recent account statement,** indicating that you were the beneficial owner of Hershey stock as of the record date, if your shares are held in street name.

Please remember that if you are a street name holder and want to vote your shares at the meeting, you also will need to bring a legal proxy from your broker, bank or other nominee.

As in prior years, we highly recommend you do not carry items such as handbags and packages to the meeting as all such items will be inspected. Weapons and sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

*Please note that we will not distribute voting ballots during the meeting.* If you plan to vote at the meeting, pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting.

We also invite you to visit HERSHEY'S CHOCOLATE WORLD visitors center from 8:00 a.m. to 6:00 p.m. on the day of the Annual Meeting. Once again, we are offering stockholders a special 25% discount on selected items. You will need to show your ADMISSION TICKET (in any of the forms described above) at HERSHEY'S CHOCOLATE WORLD to receive the special discount.

To assure proper representation of your shares at the meeting, we encourage you to submit your voting instructions to the Company in advance by Internet, phone or mail. Please refer to our proxy materials for more information on how to vote your shares.

I look forward to seeing you at the meeting.

Regards,

Kenneth L. Wolfe

HERSHEY'S
The Hershey Company

SEC
Mail Processing
Section

MAR 11 2008

Washington, DC
100

**David J. West**
*President & Chief Executive Officer*

March 10, 2008

To Our Fellow Stockholders:

2007 was a very difficult year for The Hershey Company. Results were not up to our expectations. This is disappointing, but we understand the root causes of our performance and are addressing these issues. The challenges remain significant, but we are taking focused action to restore growth.

## 2007 Challenges

The company faced a number of challenges in 2007. One of these challenges was the sharp increase in the cost of commodities – cocoa, dairy, fuel and others – which pressured our profitability. Unfortunately, this is not likely to change in 2008. Our sales and market share were affected by increased competitive activity in the marketplace. Our competitors in chocolate increased promotional activity, while those in gum and mint launched a large slate of new products. In addition, the growth in the premium and trade-up chocolate segments, where consumers will pay higher prices for enhanced quality and taste, impacted our business. In 2007, these two segments were responsible for almost 60 percent of the growth in the chocolate category. Hershey has built a premium and trade-up portfolio, with the *Hershey's Extra Dark, Scharffen Berger, Joseph Schmidt, Dagoba* and *Cacao Reserve* brands. However, our portfolio in this area is simply too small, and we are missing significant growth opportunities within this segment. In addition, Richard H. Lenny, Chairman of the Board and former President and Chief Executive Officer, retired as of the end of 2007. We also faced significant turnover among our senior executives during the year. Six members of the company's Board of Directors resigned at the request of the Hershey Trust Company, the company's largest stockholder, and two other directors voluntarily resigned.

## Restoring Growth

Moving forward, the new Board of Directors and the entire management team are focused on restoring momentum in our U.S. business and on delivering breakthrough innovation. In 2007, we saw positive results where we aligned our investment from a brand and customer perspective. For example, total *Reese's* franchise takeaway in 2007 increased by over 4 percent behind close-in news and variety around *Reese's* Crispy Crunchy bars, *Reese's* Elvis Peanut Butter and Banana cups, and *Reese's Whipps* bars.

We also made progress within the *Hershey's* franchise in 2007, where retail takeaway increased 6 percent. A number of brands and initiatives did well, including *Hershey's* milk chocolate six-packs, driven by the S'mores and Brad Paisley merchandising programs; and *Hershey's Special Dark, Extra Dark* and *Cacao Reserve* brands, which benefited from the growth in the dark chocolate and trade-up segments.

Our focus in 2008 is on expanding these types of programs to restore growth. We'll do this on both our core brands and with new entries in fast-growing segments. We are significantly increasing consumer support behind our products, with a strong emphasis on core brands, such as *Reese's, Hershey's* and *Kit Kat*. Along with increased advertising, we are increasing retail coverage and enhancing our in-store presence, adding more than 200 employees to our field sales staff. We expect to begin seeing the results of this investment in our sales team in 2008.

Hershey is also bringing significant news to premium and trade-up chocolate in 2008, enabling us to take advantage of the rapid growth in these segments. *Hershey's Bliss* chocolates leverage our iconic brand and our chocolate expertise to provide a strong entry in the trade-up segment. This product was developed through extensive research and delivers a smooth, creamy and rich-tasting chocolate experience, meeting consumers' desire for indulgence. *Hershey's Bliss* chocolates are available in bags of individually wrapped pieces of solid milk chocolate, dark chocolate and milk chocolate with a melt-away center. The product has tested strongly with consumers.

In addition, our newly formed partnership with Starbucks will strengthen our premium portfolio by delivering a truly unique experience, with a line of solid chocolate, truffles and distinctive coffee-infused chocolates. *Starbucks* is one of the world's most recognized brands, known for quality and commanding a premium price, and retailers are very enthusiastic about these plans.

## Global Supply Chain Transformation

Our Global Supply Chain Transformation program is crucial to our long-term competitiveness as it will enhance our profitability and enable Hershey to invest in our growth initiatives. Hershey's manufacturing network operates at far below desired capacity. This framework puts the company at a distinct cost disadvantage and gives competitors a significant edge on Hershey. The Global Supply Chain Transformation program is designed to deliver stockholder value by enabling Hershey to better compete in the marketplace as we invest the savings in building our brands, in delivering breakthrough innovation and in developing our people. This three-year effort is the largest project in the company's history and is very complex. However, we have a very strong project team in place and have taken steps to mitigate risk. Overall, I'm very pleased with the progress on this project so far and with the efforts of the many Hershey employees across the company who have contributed to its success.

Our new state-of-the art facility in Monterrey, Mexico, will play a significant role in creating a more competitive supply chain. We are building a strong plant leadership team in Monterrey to manage the facility, which is scheduled to be completed in 2008. It will be a flexible, cost-effective plant providing the company with new capabilities in packaging and customization. We'll leverage these capabilities to meet the emerging needs of our customers and consumers.

The Global Supply Chain Transformation program includes a strong commitment to manufacturing throughout North America. We're investing millions of dollars to add capabilities and increase production at our existing U.S. manufacturing plants, including Stuarts Draft, Va.; Lancaster, Pa.; Hazleton, Pa.; and, of course, in Hershey, Pa. We are also strengthening our network of manufacturing partners in the United States and Canada. As a result, when the transformation is complete, 90 percent of the items we sell in the U.S. and Canada will be made in these countries.

## Hershey International

Global growth is a key component of our future, and continued success outside of the U.S. is expected. Our international business delivered strong results in 2007 as our partnerships in Asia got off to strong starts. In China, we announced a manufacturing joint venture with Lotte

Confectionery Co., Ltd., one of Asia's largest confectionery manufacturers. During 2008, we'll continue to focus on building our route-to-market and strengthening distribution in China. In addition, we will open a retail store – *Hershey's Shanghai Chocolate World* – prior to the start of the 2008 Olympic Games.

We also announced a joint venture with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies. The partnership is performing well, and in 2008 we expect to benefit from new product launches, including *Hershey's* Milk Mix. We also anticipate strong performance in Canada and Mexico, continuing the great contribution to growth these teams made in 2007.

## Leadership

We had a number of key leadership changes in 2007. I'm very pleased with the caliber of the Hershey Executive Team and with the support our leadership team has received from the new members of our Board of Directors. John P. Bilbrey was named Senior Vice President, President Hershey North America. J.P. joined Hershey in 2003 as Senior Vice President, President Hershey International, where he did an outstanding job of leading Hershey's global expansion. In his new role, J.P. will lead Hershey's U.S. and Canadian businesses.

Ted Jastrzebski was named Senior Vice President, President Hershey International. Ted joined Hershey in 2004 as Vice President, International Finance and Planning. Ted has a deep knowledge of our global business. He led the formation of our successful joint venture with Godrej and was instrumental in our joint venture with Lotte.

Michele Buck was named Senior Vice President, Global Chief Marketing Officer. Michele joined Hershey in 2005, and most recently served as Senior Vice President, Chief Marketing Officer, U.S. Michele is responsible for driving world-class marketing and transformational growth platforms across the company.

Our new organization structure will mark a significant step in strengthening our innovation capabilities. Michele, J.P. and Ted will work closely together, leading a single, focused global marketing organization. Their goal is to create sustainable growth through innovation that is driven by consumer insights and then seamlessly executed through winning marketplace strategies.

We also had two retirements from the Hershey Executive Team in 2007. Rick Lenny retired, effective December 31, 2007, after six and one-half years leading Hershey. Under Rick's leadership, the company developed and executed its value-enhancing strategy with the goal of building stockholder value over the long term. Hershey's annual revenues grew by nearly $1 billion under Rick's leadership, through a combination of core brand growth, innovation and expansion into new markets.

Marcella Arline, Senior Vice President, Chief People Officer, announced her retirement after 26 years with Hershey. Marcella's leadership has spanned the company through her career in manufacturing, quality and regulatory compliance and human resources. Marcella has been instrumental in building our organization.

On behalf of Hershey's stockholders, I thank Rick and Marcella for their contributions to The Hershey Company and wish them all the best in the future.

**Long-term Success**

Our long-term success depends on the continued commitment of the nearly 13,000 employees of The Hershey Company. Our entire organization knows that we are capable of delivering superior results. We've done it in the past and I'm confident we can do it in the future.

This long-term view is shared by the Board of Directors of our company. They have been supportive of me and my senior management team. We will do the right things in the short-term that will benefit the business over the long-term, putting Hershey in a position to deliver consistently upon its net sales and earnings expectations, so that all stockholders are rewarded as the company succeeds.

I am honored to lead The Hershey Company, and I look forward to restoring performance to the level we expect.

David J. West

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**Safe Harbor Statement**

*Please refer to our 2007 Annual Report on Form 10-K for a discussion of Risk Factors that could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this letter to stockholders or elsewhere. This letter to stockholders is not a part of our proxy soliciting material.*

# TABLE OF CONTENTS

**The Hershey Company**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

| | |
|---|---|
| DATE AND TIME | April 22, 2008 at **10:00 a.m. Eastern Daylight Time** |
| PLACE | GIANT Center<br>950 West Hersheypark Drive<br>Hershey, PA 17033 |
| ITEMS OF BUSINESS | (1) Elect nine directors.<br>(2) Ratify the appointment of KPMG LLP as the Company's independent auditors for 2008.<br>(3) Vote on two stockholder proposals, if properly presented at the meeting.<br>(4) Discuss and take action on any other business that is properly brought before the meeting. |
| WHO CAN VOTE? | You are entitled to vote at the meeting and at any adjournment or postponement of the meeting if you were a stockholder at the close of business on February 25, 2008, the record date for the annual meeting. |



By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 10, 2008

**Your vote is important. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. Please cast your vote by telephone or over the Internet as described in those materials. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date and return the proxy/voting instruction card in the envelope provided.**

# The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

March 10, 2008

---

**PROXY STATEMENT**

For the Annual Meeting of Stockholders

To Be Held on April 22, 2008

---

Proxy Statement

The Board of Directors of The Hershey Company, a Delaware corporation, is furnishing this proxy statement to you in connection with the solicitation of proxies for our 2008 annual meeting of stockholders. The meeting will be held on April 22, 2008, at 10:00 a.m. Eastern Daylight Time, at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania 17033. Valid proxies received in connection with the annual meeting may be voted at the annual meeting and at any adjournments or postponements of that meeting.

**Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Stockholders to be held on April 22, 2008**

**Our notice of annual meeting and proxy statement, annual report to stockholders, electronic proxy card and other annual meeting materials are available on the Internet at www.proxyvote.com, together with any amendments to any of these materials that are required to be furnished to stockholders.** We intend to begin mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about March 10, 2008. At that time, we will also begin mailing paper copies of our proxy materials to stockholders who requested them. Please see page 2 of this proxy statement for more information on how these materials will be distributed.

Proxy Statement

## INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

### Annual Meeting Information

### What is a proxy statement and why is it important?

We hold a meeting of stockholders annually. This year's meeting will be held on April 22, 2008. There will be several items of business that must be voted on by our stockholders at the meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about The Hershey Company and the matters that will be voted on at the meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "The Hershey Company," "Hershey," "we," "our" or the "Company."

### How are proxy solicitation and other required annual meeting materials distributed?

The Securities and Exchange Commission, or SEC, recently adopted rules that allow us to change the way we make our proxy statement and other annual meeting materials available to you. The rules require that we mail a notice to our stockholders advising that our proxy statement, annual report to stockholders, electronic proxy card and related materials are available for viewing, free of charge, on the Internet. Stockholders may then access these materials and vote over the Internet or request delivery of a full set of materials by mail or email. We have elected to utilize this new process for the 2008 annual meeting. We intend to begin mailing the required notice, called Notice of Internet Availability of Proxy Materials, to stockholders on or about March 10, 2008. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice of Internet Availability of Proxy Materials contains important information, including:

- The date, time and location of the annual meeting;
- A brief description of the matters to be voted on at the meeting;
- A list of the proxy materials available for viewing on www.proxyvote.com and the control number you will use to access the site; and
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials, if that is your preference.

These new rules give us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage.

### What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. We have provided an electronic proxy card at www.proxyvote.com that you will use to vote your shares online or by telephone. If you requested a paper copy of our proxy materials, you can also vote using the proxy card enclosed with those materials. On our proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the annual meeting. When you submit a proxy, the people named on the proxy card as proxies are required to vote your shares at the annual meeting in the manner you have instructed. Please turn to page 4 for more information about voting your shares.

## What is the record date and why is it important?

The record date is the date used by our Board of Directors to determine which stockholders of the Company are entitled to receive notice of, and vote on the items presented at, the annual meeting. Our Board established February 25, 2008 as the record date for the 2008 annual meeting.

## What is the difference between a registered stockholder and a stockholder who owns stock in street name?

If you hold shares of Hershey stock directly in your name, you are a registered stockholder. If you own your Hershey shares indirectly through a broker, bank or other holder of record, those shares are held in street name.

## How do I gain admission to the annual meeting?

If you owned Hershey stock on the record date, you may attend the annual meeting. If you are a *registered stockholder*, you must bring with you the Notice of Internet Availability of Proxy Materials and a government-issued photo identification (such as a valid driver's license or passport) to gain admission to the meeting. If you did not receive a Notice because you elected to receive paper copies of the proxy material, please bring the admission ticket printed on the top half of the proxy card supplied with those materials, together with your government-issued photo identification, to gain admission to the meeting. If you receive your proxy materials by email, please call our Investor Relations Department at (800) 539-0261 and request an admission ticket for the meeting.



If you hold your stock in *street name and want to gain admission to the meeting*, you should bring your government-issued photo identification, together with the Notice of Internet Availability of Proxy Materials you received from your broker, bank or other holder of record, or alternatively, a letter from your broker, bank or other holder of record, or your most recent account statement, indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting.

## What will occur at the annual meeting?

Following opening remarks, stockholders will be offered an opportunity to submit completed voting ballots on the proposals to be presented at this year's meeting. Following the vote, we will provide an update on our business followed by an opportunity for stockholders to ask questions. Finally, we will provide a preliminary report on the votes cast for each of the proposals presented at the meeting.

### What proposals will I be voting on, and how does the Board of Directors recommend I vote?

| | Proposal | Board Recommendation |
|---|---|---|
| No. 1 | Election of nine directors, each to serve until the next annual meeting of stockholders and until his or her successor has been properly elected and qualified | FOR |
| No. 2 | Ratification of the Audit Committee's selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2008 | FOR |
| No. 3 | Stockholder proposal regarding implementation of the 2001 Cocoa Protocol | AGAINST |
| No. 4 | Stockholder proposal regarding establishment of a human rights committee of the Board | AGAINST |

### What other matters might arise at the meeting?



We are not aware of any other matters that will be brought before the stockholders at the annual meeting. Except under very limited circumstances, stockholder proposals and nominations for director had to be submitted to us in advance and meet certain requirements in order to be eligible for consideration at the meeting. We described those requirements in our 2007 proxy statement. If any other item of business is properly presented for a vote at the annual meeting, the proxies will vote validly-executed proxies returned to us in accordance with their best judgment. Procedures for submitting stockholder proposals and nominations for director for the 2009 annual meeting are described on page 84.

## Voting Information

### Does Hershey have more than one class of stock outstanding?

We have two classes of stock outstanding, Common Stock and Class B Common Stock. As of the record date for the annual meeting, there were 166,273,945 shares of Common Stock outstanding and 60,805,727 shares of Class B Common Stock outstanding. All of the outstanding shares of Common Stock and Class B Common Stock are entitled to be voted at the meeting.

### What are the voting rights of each class of stock?

You may cast one vote for each share of Common Stock that you held as of the close of business on the record date. You may cast ten votes for each share of Class B Common Stock that you held as of the close of business on the record date.

### What is a quorum and why is it important?

A quorum is the minimum number of votes required to be present at the annual meeting to conduct business. Votes will be deemed to be "present" at the meeting if a stockholder of record:

- Attends the meeting in person, or
- Votes in advance by Internet, telephone or proxy card.

Abstentions and "broker non-votes" are counted as being present and entitled to vote in determining whether a quorum is present.

In most instances, holders of the Common Stock and Class B Common Stock vote together. However, there are some matters that must be voted on only by the holders of one class of stock. We will have a quorum at the annual meeting if the following number of votes is present, in person or by proxy:

- *For any matter requiring the vote of the Common Stock voting separately:* a majority of the votes of the Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Class B Common Stock voting separately:* a majority of the votes of the Class B Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Common Stock and Class B Common Stock voting together without regard to class:* a majority of the votes of the Common Stock and Class B Common Stock outstanding on the record date.

## What vote is required to approve each proposal?

*Proposal No. 1: Election of Directors.* Nine directors are to be elected at our annual meeting. As required by our certificate of incorporation and by-laws:

- One-sixth of our directors (which equates presently to two directors) will be elected by the holders of our Common Stock voting separately as a class.
- The remaining seven directors will be elected by the holders of our Common Stock and Class B Common Stock voting together without regard to class.

You can cast your vote "FOR" any or all of the director nominees named on the proxy card or "WITHHOLD" your vote on any or all of the nominees. Please refer to the voter website, www.proxyvote.com for voting instructions. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

Directors will be elected by *plurality*. That means the nominees who receive the greatest number of properly cast "FOR" votes will be elected.

Charles A. Davis and Charles B. Strauss have been nominated by the Board for election by the holders of our Common Stock voting separately at the 2008 annual meeting. The other director nominees have been nominated for election by the holders of our Common Stock and Class B Common Stock voting together. Please go to page 28 for more information about Proposal No. 1.

*Proposal Nos. 2, 3 and 4.* Holders of record of our Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting will approve each of Proposals 2, 3 and 4 if they cast more votes in favor of the proposal than against the proposal. We have provided additional information about these proposals in this proxy statement.

## How can I vote my shares before the meeting?

You may vote your shares prior to the meeting by following the instructions provided on the Notice of Internet Availability of Proxy Materials, this proxy statement and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered stockholder*, there are three ways to vote your shares before the meeting:

  *By Internet (www.proxyvote.com):* Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on April 21, 2008. Have your Notice of Internet

Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

*By telephone (1-800-690-6903):* Use any touch-tone telephone to submit your vote until 11:59 p.m. EDT on April 21, 2008. Have your Notice of Internet Availability of Proxy Materials in hand when you call and then follow the instructions you receive from the telephone voting site.

*By mail:* If you requested a paper copy of the proxy materials, mark, sign and date the proxy card enclosed with those materials and return it in the postage-paid envelope we have provided. To be valid, proxy cards must be received before the start of the annual meeting. Proxy cards should be returned to The Hershey Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

- If your shares are held in *street name*, your broker, bank or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or email copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank or other holder of record how to vote your shares.



### Can I vote at the meeting?

If you are a *registered stockholder*, you can vote at the meeting any shares that were registered in your name as the stockholder of record as of the record date.

If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the annual meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares at the annual meeting, you should request a legal proxy from your broker, bank or holder of record and bring it with you to the meeting.

If you plan to vote at the meeting, please pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the polls close.

Whether or not you plan to attend the meeting, we strongly encourage you to vote by proxy prior to the meeting.

### Can I revoke my proxy or change my voting instructions once submitted?

If you are a *registered stockholder*, you can revoke your proxy and change your vote at any time prior to the annual meeting by:

- Notifying our Corporate Secretary in writing at 100 Crystal A Drive, Hershey, PA 17033 (the notification must be received by the close of business on April 21, 2008);
- Voting again by Internet or telephone prior to 11:59 p.m. EDT on April 21, 2008 (only the latest vote you submit will be counted); or
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received by the close of business on April 21, 2008).

If your shares are held in *street name*, you should contact your broker, bank or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the annual meeting, you also can revoke your proxy or voting instructions and change your vote at the annual meeting by submitting a written ballot before the polls close.

### What will happen if I provide my proxy but do not vote on a proposal?

You should provide voting instructions for all proposals appearing on the proxy/voting instruction card. The persons named as proxies on the proxy card will vote your shares according to your instructions. However, if you fail to provide instructions on how you want your shares to be voted, properly submitted proxies will be voted:

- "FOR" the election of all director nominees;
- "FOR" the ratification of the appointment of KPMG LLP as our independent auditors for 2008;
- "AGAINST" the stockholder proposal regarding the implementation of the 2001 Cocoa Protocol; and
- "AGAINST" the stockholder proposal regarding the establishment of a human rights committee of the Board.

If any other item is properly presented for a vote at the meeting, the shares represented by your properly submitted proxy will be voted by the proxies using their own best judgment.

### What will happen if I do not provide my proxy?

If you are a *registered stockholder*, your shares will not be voted.

If your shares are held in *street name*, your broker, bank or other holder of record might be authorized to vote your shares on certain "routine" matters. The election of directors and the ratification of independent auditors are currently considered to be routine matters. On these matters, your broker or nominee can:

- Vote your street-name shares on these items even though you have not provided voting instructions, or
- Choose not to vote your shares on these matters.

The remaining proposals in this year's proxy statement are not routine and cannot be voted without your instructions. When a broker or nominee is unable to vote shares for this reason, it is called a "broker non-vote."

### Are abstentions and broker non-votes counted in the vote totals?

When a stockholder abstains from voting on any proposal (other than the election of directors), the abstention is counted as a vote "AGAINST" the proposal. Broker non-votes are not included in vote totals and will not affect the outcome of the vote.

### How do I vote if I am a participant in one of the Company's 401(k) Plans?

If you are a participant in either The Hershey Company 401(k) Plan or The Hershey Company Puerto Rico 401(k) Plan, and you meet the vesting requirements of the plan, you may have certain voting rights regarding shares of our Common Stock credited to your account in the plan. You do not own these shares. They are owned by the trustee.

The plan provides you with voting rights based on the number of shares of Hershey Common Stock that were constructively invested in your plan account as of the close of business on the record date. We originally contributed these shares to the plan on your behalf as matching or supplemental retirement contributions. You may vote these shares in much the same way as registered stockholders vote their shares, but you have an earlier deadline. Your vote must be received by the trustee by 11:59 p.m. EDT on April 17, 2008. You may vote these shares by following the instructions provided on the Notice of Internet Availability of Proxy Materials and on the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, you also may vote by mail by signing, dating and returning the proxy/voting instruction card included with those materials.

By submitting voting instructions, you will direct the plan trustee:

- How to vote the shares of Common Stock allocated to your account in the plan; and
- How to vote a portion of the shares of Common Stock allocated to the accounts of other participants in the plan who have not submitted voting instructions by the deadline.



The plan trustee will submit one proxy to vote all shares of Common Stock in the plan. The trustee will vote the shares of participants submitting voting instructions in accordance with their instructions and will vote the remaining shares of Common Stock in the plan in the same proportion as the final votes of all participants who actually voted. Please note that if you do not submit voting instructions for the shares of Common Stock in your account by the voting deadline, those shares will be included with the other undirected shares and voted by the trustee as described above. Because the trustee submits one proxy to vote all shares of Common Stock in the plan, you may not vote plan shares in person at the annual meeting.

### How do I vote my shares in the Company's Automatic Dividend Reinvestment Service Plan?

BNY Mellon Shareowner Services, our transfer agent, has arranged for any shares that you hold in the Automatic Dividend Reinvestment Service Plan to be included in the total registered shares of Common Stock shown on the Notice of Internet Availability of Proxy Materials or proxy card we have provided you. By voting these shares, you will also be voting your shares in the Automatic Dividend Reinvestment Service Plan.

## Additional Information about the Annual Meeting

### Who will pay the cost of soliciting votes for the annual meeting?

We will pay the cost of preparing, assembling and furnishing proxy solicitation and other required annual meeting materials. We do not use a third-party solicitor. It is possible that our directors, officers and employees might solicit proxies by mail, telephone, telefax, electronically over the Internet or by personal contact, without receiving additional compensation. We will reimburse brokers, banks and other nominees, fiduciaries and custodians who nominally hold shares of our stock as of the record date for the reasonable costs they incur furnishing proxy solicitation and other required annual meeting materials to street-name holders who beneficially own those shares on the record date.

### What is householding?

The SEC has adopted rules that allow us to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more stockholders sharing the same address. We may do this only if the stockholders at that address share the same last name or if we reasonably believe that the stockholders are members of the same family. If we are sending a Notice, the envelope must contain a separate Notice for each stockholder at the shared address. Each Notice must also contain a unique control number that each stockholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each stockholder at the shared address a separate proxy card.

We believe this rule is beneficial to both our stockholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, stockholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you have elected to receive paper copies of our proxy materials and want to receive a separate copy of these materials for our 2008 annual meeting, please call our Investor Relations Department, toll free, at (800) 539-0261. If you consented to the householding program and wish to revoke your consent for future years, simply call, toll free, (800) 542-1061, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.



### What does it mean if I received more than one Notice or proxy card?

You probably have multiple accounts with us and/or brokers, banks or other nominees. You should vote all of the shares represented by these Notices/proxy cards. Certain brokers, banks and nominees have procedures in place to discontinue duplicate mailings upon a stockholder's request. You should contact your broker, bank or nominee for more information. Additionally, our transfer agent, BNY Mellon Shareowner Services, can assist you if you want to consolidate multiple registered accounts existing in your name. To contact our transfer agent, write to BNY Mellon Shareowner Services, 480 Washington Blvd., Jersey City, NJ 07310-1900, or call:

- (800) 851-4216 Domestic Holders
- (201) 680-6578 Foreign Holders
- (800) 231-5469 Domestic TDD line for hearing impaired
- (201) 680-6610 Foreign TDD line for hearing impaired

### Will you publish the results of voting?

Preliminary results of voting will be announced at the annual meeting. The final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2008. We will file that report with the SEC by August 8, 2008. The final results also will be posted in the Investor Relations section of the Company's website, www.hersheys.com, as soon as they are certified by the Inspector of Elections for the annual meeting. This typically occurs within two weeks after the meeting date. To find the voting results on our website, simply select the "Investor Relations" tab located on the left-hand column of our homepage. When the Investor Relations homepage appears, select the "Voting Results" tab located along the left-hand column of the page. Questions also may be directed to our Investor Relations Department at (800) 539-0261.

## GOVERNANCE OF THE COMPANY

### What is corporate governance?

Corporate governance is the process by which companies govern themselves.

At The Hershey Company, day-to-day business activities are carried out by our employees under the direction and supervision of our Chief Executive Officer, or CEO. The Board of Directors oversees these activities. In doing so, each director is required to use his or her business judgment in the best interests of the Company. The Board's responsibilities include:

- Review of the Company's performance, strategies and major decisions;
- Oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- Oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- Oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

### What principles has the Board established with respect to corporate governance?

The general principles governing the functions of our Board and its committees are contained in the following documents:

- *Corporate Governance Guidelines:* Our Corporate Governance Guidelines provide the basic framework for the Board's role in the governance of the Company. The guidelines include the Board's policies regarding director independence, qualification, responsibilities, access to management and outside advisors, compensation, continuing education, oversight of management succession and stockholding requirements. They also provide a process for directors to annually evaluate the performance of the Board. The Corporate Governance Guidelines were last amended and restated by the Board on February 13, 2008. We have included a copy of the Corporate Governance Guidelines as Appendix A to this proxy statement.
- *Board Committee Charters:* The Board has adopted a charter for each standing committee of the Board – the Audit Committee, the Compensation and Executive Organization Committee, the Governance Committee and the Executive Committee. The charters comply with the requirements of the Sarbanes-Oxley Act of 2002, rules of the SEC and listing standards of the New York Stock Exchange. We believe the charters reflect current best practices in corporate governance.
- *Code of Ethical Business Conduct:* The Board has adopted a Code of Ethical Business Conduct. Adherence to this Code assures that our directors, officers and employees are held to the highest standards of integrity. The Code covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee oversees the Company's communication of, and compliance with, the Code.

You can view the Corporate Governance Guidelines, committee charters and Code of Ethical Business Conduct in the Investor Relations section of our website, www.hersheys.com. Once you are in the Investor Relations section, look for the heading "Corporate Governance" in the right-hand column of the page and select the appropriate subheading. We will post amendments to any of these documents on our website as soon as possible after the effective date of the amendment. If any amendment or waiver of the Code of Ethical Business Conduct applies to directors or executive officers, our posting will appear within four business days of the amendment or waiver.

We also will provide written copies of any of these documents free of charge to our stockholders. Requests for copies should be addressed to:

The Hershey Company
Attention: Investor Relations Department
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

## What is the composition of the Board?

On November 11, 2007, we announced that eight of the directors who were elected by our stockholders at the 2007 annual meeting had resigned. Those directors were Jon A. Boscia, Robert H. Campbell, Gary P. Coughlan, Harriet Edelman, Bonnie G. Hill, Alfred F. Kelly, Jr., Mackey J. McDonald and Marie J. Toulantis. Throughout this proxy statement, we will refer to these directors as the "Resigning Directors."

We also announced on November 11, 2007 that Hershey Trust Company, as trustee for the Milton Hershey School Trust, through stockholder action effected by written consent:

- Amended our by-laws to allow our stockholders to fix the number of directors to serve on our Board and to increase or decrease the number of directors;
- Expanded the size of the Board from 11 directors to 13 directors; and
- Elected the following individuals to the Board: Charles A. Davis, Edward J. Kelly, III, Arnold G. Langbo, James E. Nevels, Thomas J. Ridge, Charles B. Strauss, Kenneth L. Wolfe and LeRoy S. Zimmerman, to fill the vacancies created by the resignation of the Resigning Directors and the expansion of the Board. Throughout this proxy statement, we will refer to these directors as the "New Directors."



Hershey Trust Company and the Milton Hershey School Trust are stockholders of the Company whose holdings are described in greater detail beginning on page 35 of this proxy statement.

Robert F. Cavanaugh and Richard H. Lenny, directors who had been elected by our stockholders at the 2007 annual meeting, remained on the Board along with David J. West, our current President and Chief Executive Officer, who was elected to the Board in October 2007 by the directors then in office. Richard H. Lenny, who also held the offices of President through October 1, 2007 and Chief Executive Officer through November 30, 2007, retired on December 31, 2007 as a director and Chairman of the Board of Directors.

On February 13, 2008, the Board elected to reduce the number of directors from 13 to ten. As a result of this action, three vacancies existing on the Board were eliminated. On February 28, 2008, the Board elected to reduce the number of directors from ten to nine following the resignation of Edward J. Kelly, III, one of our New Directors, on February 22, 2008.

Throughout this proxy statement, we will sometimes refer to the New Directors (excluding Edward J. Kelly, III), along with Mr. Cavanaugh and Mr. West, as the "Current Directors."

## What is each director's term in office?

There currently are nine members of the Board. Each member's term will expire at the annual meeting. As discussed in greater detail beginning on page 28, the Board is recommending that you re-elect each of these nine members for an additional one-year term at the annual meeting.

## Which directors are independent, and how does the Board make that determination?

The Board determines which of our directors are independent. For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board must affirmatively determine that the director has no direct or indirect material relationship with The Hershey Company. The Board has adopted categorical standards for independence that the Board uses when determining which directors are independent. Rather than have one set of standards for Board members as a whole and additional standards for Audit Committee members, as permitted by the New York Stock Exchange, the Board bases its determination of independence for all directors on the more stringent standards applicable to Audit Committee members. These standards are contained in our Corporate Governance Guidelines. You can review these standards by turning to page A-2 of Appendix A.

*Independence of Directors Elected at the 2007 Annual Meeting*

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the directors elected at the 2007 annual meeting, which we refer to as the Former Board, determined that the following Resigning Directors were independent during the portion of the year 2007 in which they were directors: Jon A. Boscia, Robert H. Campbell, Gary P. Coughlan, Harriet Edelman, Bonnie G. Hill, Alfred F. Kelly, Jr., Mackey J. McDonald and Marie J. Toulantis. The Former Board also determined that Robert F. Cavanaugh, a director who did not resign on November 11, 2007, was independent and that Richard H. Lenny and David J. West (who was first elected to the Board on October 2, 2007) were not independent because they were executive officers of the Company.



The Former Board determined that Mmes. Edelman and Toulantis and Messrs. Boscia, Campbell and McDonald had no relationship with the Company during the time they were directors, other than their relationship as director and stockholder. Ms. Hill and Messrs. Cavanaugh, Coughlan and A. F. Kelly, Jr. had certain relationships with the Company during the time they were directors, in addition to being directors and stockholders, that the Former Board considered but determined ultimately not to be material.

*Robert F. Cavanaugh.* Mr. Cavanaugh is an independent member of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School. Additional information regarding this relationship is provided below, under the heading *Independence of Current Directors, Edward J. Kelly, III and Richard H. Lenny.*

*Gary P. Coughlan.* The Company employed Mr. Coughlan's adult daughter as a retail sales representative in our Sales Department during 2007 and through the date of her resignation from the Company in February 2008. She was employed and compensated in a manner consistent with our policies that apply to all employees. She has not been a resident of Mr. Coughlan's household at any time within the past three years.

*Bonnie G. Hill.* Ms. Hill is a director of The Home Depot, a customer of the Company. All sales to The Home Depot in 2007 were made in the ordinary course of business.

*Alfred F. Kelly, Jr.* Mr. Kelly is an executive officer of American Express Company. American Express and its subsidiaries provide credit card and travel-related services to the Company and its employees. These services were provided in the ordinary course of business.

*Independence of Current Directors, Edward J. Kelly, III and Richard H. Lenny*

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the Board determined that the following Current Directors recommended for election at the annual meeting are independent: Robert F. Cavanaugh, Charles A. Davis, Arnold G. Langbo, James E. Nevels, Thomas J. Ridge, Charles B. Strauss, Kenneth L. Wolfe and LeRoy S. Zimmerman. The Board also determined that Edward J. Kelly, III was independent from the time he became a director on November 11, 2007 until his resignation on February 22, 2008. The Board determined that Mr. West is not independent because he is an executive officer of the Company and that Mr. Lenny was not independent from November 11, 2007 until his retirement on December 31, 2007 because he was an executive officer of the Company.

The Board determined that Messrs. Davis, Ridge and Strauss have no relationship with the Company other than their relationship as director and stockholder. Messrs. Cavanaugh, E. J. Kelly, III, Langbo, Nevels, Zimmerman and Wolfe have certain relationships with the Company, in addition to being directors and stockholders, that the Board considered but determined ultimately not to be material.

*Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman.* Messrs. Cavanaugh, Nevels and Zimmerman are independent members of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School. Mr. Cavanaugh was initially recommended for nomination to our Board by the Milton Hershey School Trust in 2003. Messrs. Nevels and Zimmerman were elected to the Board on November 11, 2007 by the Milton Hershey School Trust acting by written consent. None of these individuals receive any compensation from The Hershey Company, from Hershey Trust Company or from Milton Hershey School other than compensation they receive in the ordinary course as board members of each of those entities. We do not expect these individuals to receive other forms of compensation from these entities in 2008. Hershey Trust Company and the Milton Hershey School Trust are stockholders of the Company whose holdings are described in greater detail beginning on page 35 of this proxy statement. Under SEC rules, Hershey Trust Company, the Milton Hershey School Trust and companies controlled by the Milton Hershey School Trust are considered affiliates of the Company. During 2007, we had a number of transactions with the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust involving the purchase and sale of goods and services in the ordinary course of business. Messrs. Cavanaugh, Nevels and Zimmerman did not participate in Board decisions in connection with these transactions. We have outlined these transactions and transactions we contemplate for 2008 in greater detail in the section entitled "Certain Transactions and Relationships," beginning on page 81 of this proxy statement.

*Edward J. Kelly, III.* From March 2007 through June 2007, before he became a member of our Board, Mr. Kelly was a Vice Chairman of PNC Financial Services Group. PNC Financial Services Group and its affiliates provide banking services to the Company, including participation as one of ten lenders under our Five Year Credit Agreement. All transactions with PNC Financial Services Group and its affiliates have been in the ordinary course of business. We do not expect these banking services to change materially in 2008. In February 2008, shortly before his resignation from our Board, Mr. Kelly became President, Citi Alternative Investments, an alternative investments platform of Citigroup Inc. Citigroup Inc. and its affiliates provide commercial and investment banking services to the Company and is one of our key financial services providers. However, we do not currently utilize the services of Citi Alternative Investments and do not contemplate utilizing its services at any time during 2008. All of our transactions with Citigroup Inc. and its affiliates are in the ordinary course of business.

*Arnold G. Langbo.* Mr. Langbo is a director of Weyerhaeuser Company. During 2007, we purchased packaging and shipping containers, such as corrugated boxes, from Weyerhaeuser Company, and Weyerhaeuser Company purchased our products for use in display modules manufactured by Weyerhaeuser. All sales and purchases were in the ordinary course of business. We do not expect these types of transactions or the amounts of payments to change materially in 2008.

*Kenneth L. Wolfe.* Mr. Wolfe was formerly the Company's Chairman of the Board and Chief Executive Officer. He retired on January 1, 2002. As a retiree of the Company, Mr. Wolfe receives term life insurance, paid for by the Company, and Med Plus Medicare supplement coverage for him and his wife, the cost of which is shared by the Company and Mr. Wolfe. These benefits are provided solely as part of Mr. Wolfe's retirement and are not conditioned on his performance of future services to the Company.

### Do our independent directors meet separately in regularly scheduled executive sessions, and, if so, who presides at those meetings?

Our independent directors meet regularly in executive session at the conclusion of every Board meeting, and at other times as the independent directors deem necessary. Each executive session is chaired by Mr. Wolfe, our Chairman of the Board. In Mr. Wolfe's absence, executive sessions are chaired by an independent director assigned on a rotating basis. Members of the Audit Committee, Governance Committee and Compensation and Executive Organization Committee also meet regularly in executive session at the conclusion of committee meetings. Additional information about executive sessions is contained in our Corporate Governance Guidelines. To learn more, please turn to page A-5 of Appendix A.

### Can I communicate with directors?



You may communicate with our directors in several ways. Communications regarding accounting, internal accounting controls or auditing matters may be addressed to the Audit Committee at the following address:

Audit Committee
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033

You also may email the Audit Committee at auditcommittee@hersheys.com. Finally, you may submit your comments, confidentially and anonymously, if you desire, to the Audit Committee by calling the Hershey Concern Line at 1-800-362-8321 or by accessing the Hershey Concern Line website at www.HersheysConcern.com.

You may contact the independent directors at the following address:

Independent Directors
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033

You also may email the independent directors at independentdirectors@hersheys.com or contact the independent directors using the Hershey Concern Line telephone number or website noted above.

Under the procedures approved by our Board, the Audit Committee will address communications in accordance with its Procedures for Submission and Handling of Complaints Regarding Compliance Matters, which are available for viewing in the Investor Relations section of our website at www.hersheys.com. Communications to the Audit Committee and/or our independent directors are processed by the Office of General Counsel. The Office of General Counsel reviews and summarizes these communications and provides reports to the Audit Committee on a periodic basis. Communications regarding any accounting, internal control or auditing matter are reported immediately to the Audit Committee, as are allegations about our officers. Solicitations, junk mail and obviously frivolous or inappropriate communications are not forwarded to the Audit Committee, but copies are retained and made available to any director who wishes to review them.

### How often did the Board meet in 2007?

The Board held six regular meetings and 5 special meetings in 2007. Each director, except Mr. Ridge, attended at least 86% of all of the meetings of the Board and committees of the Board on which he or she served (during the period he or she served) in 2007. Mr. Ridge missed one of the two meetings held during the time he was a director due to a scheduling conflict that existed prior to his becoming a member of our Board on November 11, 2007. Average attendance for all of these meetings equaled 96%.

### What is the Company's policy regarding Board members' attendance at the annual meeting?

Directors are expected to attend our annual meetings of stockholders. Eight of the ten directors standing for election at our 2007 annual meeting, held on April 17, 2007 were in attendance at that meeting.

### What are the committees of the Board and what are their functions?

The Board has four standing committees: Audit, Compensation and Executive Organization, Governance, and Executive. The Board also establishes, from time to time, committees of limited duration for a special purpose. Our Corporate Governance Guidelines require that every member of the Audit Committee, Compensation and Executive Organization Committee and Governance Committee be independent.

**Audit Committee** 9 meetings in 2007

Members who served until November 11, 2007:

Gary P. Coughlan (Chair)
Robert H. Campbell
Robert F. Cavanaugh (member for entire year)
Harriet Edelman
Alfred F. Kelly, Jr.
Marie J. Toulantis

Members from November 16, 2007 to present:

Edward J. Kelly, III (Chair)*
Charles B. Strauss (Chair)*
Robert F. Cavanaugh (member for entire year)
Charles A. Davis

* Edward J. Kelly, III served as Chair of the Committee from November 16, 2007 until his resignation from the Board on February 22, 2008. Charles B. Strauss, who has served on the Committee since November 16, 2007, became Chair of the Committee on February 28, 2008.

Proxy Statement

| | |
|---|---|
| Independence: | The Former Board, with respect to members of this Committee who served until November 11, 2007, and the current Board, with respect to members of this Committee who have served from November 16, 2007 to present, determined that all directors on this Committee are, or were during the time they served, independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Company's Corporate Governance Guidelines. |
| Responsibilities: | Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function;<br><br>Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors;<br><br>Approves all audit and non-audit engagement fees and terms with the independent auditors; and<br><br>Administers our Procedures for Submission and Handling of Complaints Regarding Compliance Matters. |
| Charter: | A current copy of the charter of the Audit Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section. |
| Qualifications: | The Former Board determined that all directors on this Committee who served until November 11, 2007 were financially literate during the time they served, that at least one member of the Audit Committee, Gary P. Coughlan, qualified as an "audit committee financial expert" as defined in SEC regulations, and that Mr. Coughlan had accounting or related financial management expertise during the time he served on the Committee.<br><br>The current Board has determined that all directors currently on this Committee are financially literate, that Messrs. Cavanaugh, Davis and Strauss, being all of the members of the Audit Committee, qualify as "audit committee financial experts" as defined in SEC regulations, and that each has accounting or related financial management expertise. |

**Compensation and Executive Organization Committee** — 8 meetings in 2007

Members who served until November 11, 2007:

Robert H. Campbell (Chair)
Robert F. Cavanaugh (member for entire year)
Harriet Edelman
Bonnie G. Hill
Mackey J. McDonald

Members from November 16, 2007 to present:

Arnold G. Langbo (Chair)
Robert F. Cavanaugh (member for entire year)
James E. Nevels
Charles B. Strauss

Independence: The Former Board, with respect to members of this Committee who served until November 11, 2007, and the current Board, with respect to members of this Committee who have served from November 16, 2007 to present, determined that all directors on this Committee are, or were during the time they served, independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.

Responsibilities: Establishes the compensation of the Company's elected officers (other than the Chief Executive Officer);

Evaluates the performance of and recommends to the independent directors of the full Board as a group the compensation of the Company's Chief Executive Officer;

Reviews and recommends to the full Board the form and amount of director compensation;

Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Equity and Incentive Compensation Plan ("Incentive Plan"), or any successor plan;

Establishes target-award levels and makes awards under the Annual Incentive Program of the Incentive Plan;

Administers the Incentive Plan, the Executive Benefits Protection Plans, the Employee Benefits Protection Plan, the Deferred Compensation Plan and the Supplemental Executive Retirement Plan;

Monitors compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests;

Reviews the executive organization of the Company; and

Monitors the development of personnel available to fill key management positions as part of the succession planning process.

Charter: A current copy of the charter of the Compensation and Executive Organization Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

The Compensation and Executive Organization Committee recommends or establishes director and executive officer compensation in accordance with the authority granted by its charter and the Board-approved compensation plans the Committee administers. The Committee may delegate its responsibilities under limited circumstances to a subcommittee composed only of a subset of Committee members. Also, under the terms of the Board- and stockholder-approved Incentive Plan, the Committee is authorized to provide our CEO with limited authority to make stock-based awards to non-executive employees in connection with recruitment, retention, performance recognition or promotion. The Incentive Plan does not authorize our CEO to make grants to our executive officers.

The Committee engaged Towers Perrin, an executive compensation consultant, to provide independent assistance to the Committee with respect to the Committee's development and refinement of our compensation policies and the Committee's assessment of whether our compensation programs support our business objectives, are market competitive and are cost-efficient. Each year, Towers Perrin prepares the following studies for use by the Committee in setting director and executive officer compensation:

- *Executive Compensation Market Competitiveness Study:* This study analyzes food manufacturing, processing and distribution industry compensation survey data for approximately 45 key positions and is drawn from the Towers Perrin Executive Compensation database.
- *Chief Executive Officer Proxy Compensation Study:* This study analyzes compensation for CEOs in Hershey's public-company peer group, as reported in their proxy statements. The study reviews information on base salary, annual incentive, long-term incentive and other compensation and benefits programs as directed by the Committee and our Chief People Officer.
- *Board of Director Compensation Market Competitiveness Study:* This study analyzes competitive pay practices for boards of directors, including prevalent pay types and competitive pay levels for annual retainers, meeting fees and long-term compensation.

The Committee uses this and other information provided by Towers Perrin, along with data supplied by our Chief People Officer and/or the staff of the Company's Total Compensation and Benefits Department, to reach an independent recommendation regarding compensation to be paid to our Chief Executive Officer. The Committee's final recommendation is then given to the independent directors of our Board for review and final approval.

In establishing compensation levels, payouts and awards for executive officers other than our Chief Executive Officer, the Committee takes into consideration the recommendations of Towers Perrin, evaluations by our Chief Executive Officer and Chief People Officer of each officer's individual performance and Company performance. The Committee evaluates director compensation primarily on the basis of Towers Perrin's Board of Director Compensation Market Competitiveness Study.

Please turn to page 40 for additional information regarding our executive compensation programs and page 22 for information regarding compensation of our directors.

## Governance Committee

6 meetings in 2007

Members who served until November 11, 2007:

Jon A. Boscia (Chair)
Bonnie G. Hill
Alfred F. Kelly, Jr.
Mackey J. McDonald
Marie J. Toulantis

Members from November 16, 2007 to present:

Kenneth L. Wolfe (Chair)
Thomas J. Ridge
LeRoy S. Zimmerman

| | |
|---|---|
| Independence: | The Former Board, with respect to members of this Committee who served until November 11, 2007, and the current Board, with respect to members of this Committee who have served from November 16, 2007 to present, determined that all directors on this Committee are, or were during the time they served, independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines. |
| Responsibilities: | Reviews and makes recommendations on the composition of the Board and its committees;<br><br>Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications;<br><br>Reviews and makes recommendations to the full Board on corporate governance matters, including the Company's Corporate Governance Guidelines;<br><br>Administers the Company's Related Person Transaction Policy as directed by the Board; and<br><br>Evaluates the performance of the full Board, its independent committees and each director. |
| Charter: | A current copy of the charter of the Governance Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section. |

**Executive Committee** 0 meetings in 2007

Members who served until November 11, 2007:

Richard H. Lenny (Chair)
Jon A. Boscia
Robert H. Campbell
Gary P. Coughlan

Members from November 16, 2007 to present:

Kenneth L. Wolfe (Chair)
Edward J. Kelly, III*
Arnold G. Langbo
Charles B. Strauss*
LeRoy S. Zimmerman

* Charles B. Strauss replaced Edward J. Kelly, III on this Committee following Mr. Kelly's resignation from the Board on February 22, 2008 and upon Mr. Strauss's appointment as Chair of the Audit Committee on February 28, 2008.



Responsibilities: Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session.

A subcommittee consisting of the independent directors on this Committee who are not affiliated with Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, reviews and approves in advance any transaction not in the ordinary course of business between the Company and any of these entities, unless the Board or Corporate Governance Guidelines specify a different approval process. Currently, our Corporate Governance Guidelines provide that such transactions will be reviewed and approved in advance by a special committee consisting of the directors elected by the holders of our Common Stock voting separately, and only in the absence of such directors will the subcommittee of this Committee approve such transactions.

Charter: A current copy of the charter of the Executive Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

## How are nominees for the Board selected?

The Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Milton Hershey School Trust, our controlling stockholder, also may from time to time recommend to the Governance Committee, or elect outright, individuals to serve on our Board.

The Governance Committee considers recommendations from directors, stockholders (including the Milton Hershey School Trust) or other sources. Occasionally, the Governance Committee engages a paid third-party consultant to assist it in identifying and evaluating director candidates. The Governance Committee has sole authority under its charter to retain, compensate and terminate these consultants. The Governance Committee's general policy is to have all members of the Committee interview prospective candidates before their nominations are approved by the Committee and recommended to the full Board.

Our Corporate Governance Guidelines describe the qualifications and skills sought by the Board of any Board nominee. Generally, the Board seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole.

In reviewing the qualifications of prospective directors, the Board considers factors it deems appropriate, including the candidate's:

- Integrity;
- Judgment;
- Skill;
- Diversity;
- Ability to express informed, useful and constructive views;
- Experience with businesses and other organizations of comparable size;
- Ability to commit the time necessary to learn our business and to prepare for and participate actively in committee meetings and in Board meetings;
- Experience and how it relates to the experience of the other Board members; and
- Overall desirability as an addition to the Board and its committees.

The Board seeks individuals having knowledge and experience in such disciplines as finance, international business, marketing, information technology, human resources and consumer products.

The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate must comply with certain procedures. We explained the procedures for nominating a director candidate at this year's annual meeting in our 2007 proxy statement. If you are a stockholder and desire to nominate a director candidate at next year's annual meeting, you must comply with the procedures for nomination set forth in the section entitled "Information About the 2009 Annual Meeting," beginning on page 84.

## Does the Board impose a maximum age limit for directors?

Our Corporate Governance Guidelines provide that directors will not be nominated for reelection after their 72nd birthday. All of the directors standing for election at the 2008 annual meeting of stockholders, with the exception of Mr. Zimmerman, satisfied the applicable age requirement at the time of their nomination. In the case of Mr. Zimmerman, the Board elected to waive this requirement and nominated him to stand for election at the 2008 annual meeting for an additional one-year term.

# DIRECTOR COMPENSATION

## How are directors compensated?

The Company maintains a Directors' Compensation Plan designed to:

- Attract and retain highly qualified non-employee directors; and
- Align the interests of non-employee directors with those of our stockholders by paying a portion of their compensation in units representing shares of our Common Stock.

Directors who are employees of the Company receive no additional compensation for their service on our Board. Mr. Lenny, who retired as Chairman of the Board of Directors on December 31, 2007, and Mr. West, our President and Chief Executive Officer, were the only employees of the Company who also served as directors and thus received no additional compensation for their Board service in 2007.

The Board targets non-employee director compensation at the 50th percentile of compensation paid to directors at a peer group of 15 food, beverage and consumer products companies representing our most direct competitors for director and executive talent. Information about this peer group is included in the Compensation Discussion and Analysis beginning on page 40. Each year, with the assistance of the Compensation and Executive Organization Committee and Towers Perrin, the Board reviews the compensation paid to directors at these companies and establishes its compensation in accordance with its target.

In 2007, our non-employee directors were compensated in accordance with the following schedule:

| | |
|---|---|
| • Annual retainer | $ 65,000 |
| • Annual restricted stock unit award | $100,000 |
| • Annual cash fee for committee chairs | $ 10,000 |

Due to the changes to our Board membership in 2007 that are discussed previously in this proxy statement on page 11, eight Resigning Directors and eight New Directors were compensated only for that portion of the year in which they served on the Board.

*Annual Retainer and Committee Chair Fees*

Non-employee directors may elect to receive all or a portion of the annual retainer in cash or Common Stock. Non-employee directors also may elect to defer receipt of the retainer or committee chair fees until the date their membership on the Board ends. Committee chair fees that are not deferred are paid only in cash. Non-employee directors desiring to defer some or all of the retainer or committee chair fees may invest the deferred amounts in two ways:

- In a cash account that values the performance of the investment based upon the performance of one or more third-party investment funds, as selected by the director. These investment funds were selected from the mutual funds or other investment options available to all employees participating in our 401(k) Plan. Amounts invested in the cash account are paid only in cash.
- In a deferred common stock unit account that we value according to the performance of our Common Stock, including reinvested dividends. Amounts invested in the deferred common stock unit account are paid in shares of Common Stock.

*Restricted Stock Units*

Restricted stock units, or RSUs, were granted quarterly to non-employee directors on the first day of January, April, July and October 2007. The number of RSUs granted in each quarter was determined by dividing $25,000 by the average closing price of a share of our Common Stock on the New York Stock Exchange on the last three trading days preceding the grant date. For the Resigning Directors and New Directors, RSUs were awarded only for the period of time that each served on the Board in 2007. RSUs awarded to non-employee directors in 2007 vest upon termination of the director's membership on the Board by reason of retirement, death or disability, or such other circumstances as the Board may determine. Termination of a director's membership on the Board following a change in control is considered a retirement for this purpose. If a director's membership on the Board terminates for a reason other then retirement, disability or death, the Board must determine within 120 days following termination whether the director's RSUs have vested. Once vested, RSUs are paid to directors only in shares of Common Stock. Dividend equivalent units are credited at regular rates on the RSUs during the restriction period and, upon vesting of the RSUs, are paid in shares of Common Stock.

On November 11, 2007, the Resigning Directors' membership on the Board terminated for reasons other than retirement, disability or death. In February 2008, the current Board elected to vest all RSUs awarded to the Resigning Directors during their respective terms on the Board. These RSUs, together with accumulated dividend equivalent units and adjustments, were paid to the Resigning Directors in shares of our Common Stock that same month. Also in February 2008, the current Board approved changes to certain elements of director compensation, including the vesting schedule of RSUs awarded to the Current Directors. We describe these changes in greater detail beginning on page 26, in answer to the question "Have there been any changes to directors' compensation since the end of 2007?".



*Other Compensation, Reimbursements and Programs*

The Board occasionally establishes committees of limited duration for special purposes. The Board will consider paying additional compensation to non-employee directors who serve on special committees, generally $1,250 per meeting, if the special committee holds six or more meetings, each lasting one hour or more. No director received compensation for service on a special committee in 2007.

Prior to 1997, directors participated in our Directors' Charitable Award Program. No directors have been added to the program since 1996 and our obligations under the program were not affected by the service of any director during 2007. Under the program, upon the participating director's death, the Company makes a charitable gift to an educational institution designated by the director. The amount of the donation varies, depending upon the director's length of service, with a maximum donation of $1 million after five years of service. As of December 31, 2007, there were 17 former directors, including three directors (Mr. Campbell, Ms. Hill and Mr. McDonald) who resigned from the Board on November 11, 2007, and one Current Director (Mr. Wolfe), who participated in the program for whom we are committed to make charitable contributions aggregating $17.8 million.

We reimburse our directors for travel and other out-of-pocket expenses they incur when attending Board and committee meetings and for minor incidental expenses they incur when performing directors' services. We also provide reimbursement for at least one director continuing education program each year. Directors receive travel accident insurance while traveling on the Company's business and receive discounts on the purchase of our products to the same extent and on the same terms as all of our employees. Directors are also eligible to participate, together with all of our employees, in the Company's Gift Matching Program. Under the Gift Matching Program, the Company will match, upon a director's request, contributions made by the director to one or more charitable organizations, on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

We do not award stock options or maintain a non-equity incentive plan or defined benefit pension plan for our non-employee directors.

The following table and explanatory footnotes provide information with respect to the compensation paid or provided to the directors during 2007 in accordance with the policies and programs described above.

**Director Compensation**
**2007**

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | Total ($) |
|---|---|---|---|
| Jon A. Boscia* | 64,809 | 86,413 | 151,222 |
| Robert H. Campbell* | 64,809 | 86,413 | 151,222 |
| Robert F. Cavanaugh** | 65,000 | 100,000 | 165,000 |
| Gary P. Coughlan* | 64,809 | 86,413 | 151,222 |
| Charles A. Davis** | 9,008 | 13,859 | 22,867 |
| Harriet Edelman* | 56,168 | 86,413 | 142,581 |
| Bonnie G. Hill* | 56,168 | 86,413 | 142,581 |
| Alfred F. Kelly, Jr.* | 56,168 | 86,413 | 142,581 |
| Edward J. Kelly, III*** | 10,394 | 13,859 | 24,253 |
| Arnold G. Langbo** | 10,394 | 13,859 | 24,253 |
| Mackey J. McDonald* | 56,168 | 86,413 | 142,581 |
| James E. Nevels** | 9,008 | 13,859 | 22,867 |
| Thomas J. Ridge** | 9,008 | 13,859 | 22,867 |
| Charles B. Strauss** | 9,008 | 13,859 | 22,867 |
| Marie J. Toulantis* | 56,168 | 86,413 | 142,581 |
| Kenneth L. Wolfe** | 10,394 | 13,859 | 24,253 |
| LeRoy S. Zimmerman** | 9,008 | 13,859 | 22,867 |

* Resigning Director

** Current Director

*** Resigned from the Board on February 22, 2008

Please see page 11 for information about changes to our Board membership on November 11, 2007 and the subsequent resignation of Edward J. Kelly, III on February 22, 2008.

(1) This column includes amounts paid in cash or shares of Common Stock at the election of the director or deferred by the director under the Directors' Compensation Plan. A director may choose to have his or her retainer and committee chair fee deferred in the form of cash or Common Stock until his or her membership on the Board ends. Amounts credited as earnings on amounts deferred under the Directors' Compensation Plan are based on mutual funds or other investment options available to all participants in our 401(k) Plan or our Common Stock and, accordingly, the earnings credited during 2007 were not "above market" or "preferential" earnings.

The following table sets forth the portion of fees paid in cash or Common Stock, and the portion deferred with respect to retainers and fees earned during 2007:

| Name | Immediate Payment | | | Deferred and Investment Election | | |
|---|---|---|---|---|---|---|
| | Cash Paid ($) | Value Paid in Shares of Common Stock ($) | Number of Shares of Common Stock (#) | Value Deferred to a Cash Account ($) | Value Deferred to a Common Stock Unit Account ($) | Number of Deferred Common Stock Units (#) |
| Jon A. Boscia* | — | — | — | 56,168 | 8,641 | 173 |
| Robert H. Campbell* | — | — | — | — | 64,809 | 1,296 |
| Robert F. Cavanaugh** | — | — | — | — | 65,000 | 1,328 |
| Gary P. Coughlan* | 36,725 | 28,084 | 562 | — | — | — |
| Charles A. Davis** | 9,008 | — | — | — | — | — |
| Harriet Edelman* | 56,168 | — | — | — | — | — |
| Bonnie G. Hill* | 56,168 | — | — | — | — | — |
| Alfred F. Kelly, Jr.* | — | — | — | 56,168 | — | — |
| Edward J. Kelly, III*** | 10,394 | — | — | — | — | — |
| Arnold G. Langbo** | — | — | — | — | 10,394 | 240 |
| Mackey J. McDonald* | — | — | — | 28,084 | 28,084 | 562 |
| James E. Nevels** | 6,306 | 2,702 | 62 | — | — | — |
| Thomas J. Ridge** | 9,008 | — | — | — | — | — |
| Charles B. Strauss** | — | — | — | 9,008 | — | — |
| Marie J. Toulantis* | 56,168 | — | — | — | — | — |
| Kenneth L. Wolfe** | 10,394 | — | — | — | — | — |
| LeRoy S. Zimmerman** | — | — | — | — | 9,008 | 208 |

* Resigning Director

** Current Director

*** Resigned from the Board on February 22, 2008

Please see page 11 for information about changes to our Board membership on November 11, 2007 and the subsequent resignation of Edward J. Kelly, III on February 22, 2008.

(2) This column presents the dollar amount recognized as expense during 2007 for financial statement reporting purposes with respect to RSUs awarded to the directors during 2007. RSUs awarded to directors are charged to expense in the Company's financial statements at the grant date fair value on each quarterly grant date. The target annual grant date fair value of the RSUs for each director during 2007 was $100,000.

The following table provides information with respect to the number and market value of deferred common stock units and RSUs held by each director as of December 31, 2007, based on the $39.40 closing price of our Common Stock as reported by the New York Stock Exchange on December 31, 2007, the last trading day of the year. The information presented includes the accumulated value of each director's common stock units and RSUs. Balances shown below include dividend equivalent units credited in the form of additional common stock units on retainers and committee chair fees that have been deferred as common stock units and dividend equivalent units credited in the form of additional common stock units on RSUs.

| Name | Number of Deferred Common Stock Units (#) | Market Value of Retainers and Committee Chair Fees Deferred to the Common Stock Unit Account as of December 31, 2007 ($) | Number of RSUs**** (#) | Market Value of RSUs as of December 31, 2007 ($) |
|---|---|---|---|---|
| Jon A. Boscia* | 696 | 27,422 | 9,581 | 377,491 |
| Robert H. Campbell* | 19,449 | 766,291 | 9,581 | 377,491 |
| Robert F. Cavanaugh** | 5,272 | 207,717 | 7,158 | 282,025 |
| Gary P. Coughlan* | – | – | 9,581 | 377,491 |
| Charles A. Davis** | – | – | 302 | 11,899 |
| Harriet Edelman* | – | – | 7,461 | 293,963 |
| Bonnie G. Hill* | 7,152 | 281,789 | 9,581 | 377,491 |
| Alfred F. Kelly, Jr.* | – | – | 4,198 | 165,401 |
| Edward J. Kelly, III*** | – | – | 302 | 11,899 |
| Arnold G. Langbo** | 240 | 9,456 | 302 | 11,899 |
| Mackey J. McDonald* | 14,233 | 560,780 | 9,581 | 377,491 |
| James E. Nevels** | – | – | 302 | 11,899 |
| Thomas J. Ridge** | – | – | 302 | 11,899 |
| Charles B. Strauss** | – | – | 302 | 11,899 |
| Marie J. Toulantis* | – | – | 7,461 | 293,963 |
| Kenneth L. Wolfe** | – | – | 302 | 11,899 |
| LeRoy S. Zimmerman** | 208 | 8,195 | 302 | 11,899 |

* Resigning Director

** Current Director

*** Resigned from the Board on February 22, 2008

**** In February 2008, the Board approved payment of the RSUs shown in this column to the Resigning Directors as shares of Common Stock.

Please see page 11 for information about changes to our Board membership on November 11, 2007 and the subsequent resignation of Edward J. Kelly, III on February 22, 2008.

## Have there been any changes to directors' compensation since the end of 2007?

Following a review of competitive data, the Board elected in February 2008 to increase compensation for non-employee directors to be more closely aligned with compensation paid to directors at the peer group companies. Effective January 1, 2008, non-employee directors other than our non-executive Chairman of the Board will be paid an annual retainer of $80,000. Our non-executive Chairman of the Board will be paid an annual retainer of $180,000. These directors will receive quarterly RSU awards having a value equivalent to the number of shares of Common Stock equal to $30,000.

RSUs awarded to the Current Directors (excluding Mr. West) prior to 2008 will vest on January 1, 2009. RSUs awarded to these directors after 2007 will vest one year from the grant date and may be deferred by the directors until their membership on the Board ends. Vesting of RSUs will be accelerated to the date the director's membership on the Board terminates by reason of retirement (termination of service on the Board after age 60), death or disability, for any reason following a change in control, or for such other circumstance as the Board determines. Except for these changes, all other elements of director compensation described above remain unchanged.

## PROPOSAL NO. 1 – ELECTION OF DIRECTORS

### How many directors are standing for election?

Nine directors are to be elected at the annual meeting. Each director is expected to serve until the next annual meeting and until his or her successor has been elected and qualified.

### Which of the nominees currently serve on the Board?

Each of the nominees is currently a member of the Board.

### What happens if a nominee becomes unavailable for election?

If a nominee becomes unavailable for election for any reason, the proxies will have discretionary authority to vote for a substitute.

### Who are the nominees?





**ROBERT F. CAVANAUGH**, age 49, is Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a subsidiary of Credit Suisse and a leading global investment banking firm. He has held that position since October 1999. He is a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2003, he is a member of the Audit Committee and the Compensation and Executive Organization Committee.

---



**CHARLES A. DAVIS**, age 59, is Chief Executive Officer of Stone Point Capital LLC, Greenwich, Connecticut, a global private equity firm. Mr. Davis has held that position since June 2005 when the firm was established. Prior to that, Mr. Davis was with MMC Capital, Inc., the private equity business of Marsh & McLennan Companies, Inc., serving as President from April 1998 to December 2002, Chief Executive Officer from January 1999 to May 2005 and Chairman from January 2002 to May 2005. He also served as a Vice Chairman of Marsh & McLennan Companies, Inc., a global professional services firm and the parent of MMC Capital, Inc., from September 1999 to May 2005. Mr. Davis is a director of AXIS Capital Holdings Limited, Media General, Inc., Merchants Bancshares Corporation and The Progressive Corporation. A Hershey director since 2007, he is a member of the Audit Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class.

---



**ARNOLD G. LANGBO**, age 70, retired in 2000 as Chairman of Kellogg Company, Battle Creek, Michigan, a producer of cereal and convenience foods. He held that position since January 1992 and also served as Chief Executive Officer from January 1992 until May 1999. He is a director of Johnson & Johnson, Whirlpool Corporation and Weyerhaeuser Company. A Hershey director since 2007, he chairs the Compensation and Executive Organization Committee and is a member of the Executive Committee.



**JAMES E. NEVELS**, age 56, is Chairman of The Swarthmore Group, Philadelphia, Pennsylvania, a minority-owned investment-advisory firm, which he founded in 1991. He is a director of Tasty Baking Company. He is also a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2007, he is a member of the Compensation and Executive Organization Committee.





**THOMAS J. RIDGE**, age 62, is President and Chief Executive Officer of Ridge Global, LLC, Washington, D.C., a global strategic consulting company. He has held that position since July 2006. From April 2005 to July 2006, he was President and Chief Executive Officer of Thomas Ridge LLC. From October 2001 to February 2005, Mr. Ridge was Secretary of the U.S. Department of Homeland Security. Prior to his service as Secretary of Homeland Security, he was Governor of Pennsylvania from 1995 to 2001. He is a director of Exelon Corporation and Vonage. A Hershey director since 2007, he is a member of the Governance Committee.



**CHARLES B. STRAUSS**, age 65, retired in 2004 as President and Chief Executive Officer of Unilever United States, Englewood Cliffs, New Jersey, a primary business group of Unilever, the international food and home and personal care organization. He held that position since 2000. He is a director of Aegis plc and The Hartford Financial Services Group. A Hershey director since 2007, he chairs the Audit Committee and is a member of the Compensation and Executive Organization Committee and Executive Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class.



**DAVID J. WEST**, age 44, was elected President and Chief Executive Officer of The Hershey Company, effective December 1, 2007. From October to November 2007, he was President of the Company; from January until October 2007, he was Executive Vice President, Chief Operating Officer; from January 2005 to January 2007, he was Senior Vice President, Chief Financial Officer and he continued to hold the position of Chief Financial Officer until July 2007 when his successor to that position was elected. He was Senior Vice President, Chief Customer Officer from June 2004 to January 2005 and was Senior Vice President, Sales from December 2002 to June 2004. Mr. West is a director of Tasty Baking Company. He has been a Hershey director since 2007.



**KENNETH L. WOLFE**, age 69, was elected Chairman of the Board of Directors of The Hershey Company effective January 1, 2008. He retired in 2001 as Chairman and Chief Executive Officer of The Hershey Company. He is a director of Revlon, Inc. and also is a member of the Board of Trustees of various mutual funds managed by Fidelity Management and Research Company. A Hershey director since 2007, he chairs the Governance Committee and the Executive Committee.



**LEROY S. ZIMMERMAN**, age 73, is Senior Counsel, Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania, a national full service law firm. He has held that position since January 2002. He is a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2007, he is a member of the Governance Committee and the Executive Committee.

**What is the Board's recommendation for voting on Proposal No. 1?**

The Board of Directors unanimously recommends that stockholders

vote **FOR** the nominees listed above.

## AUDIT COMMITTEE REPORT

**To Our Stockholders:**

Our role as the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of:

- The integrity of the Company's financial statements;
- The Company's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence; and
- The performance of the independent auditors and the Company's internal audit function.

Our Committee operates under a written charter that was last amended and restated by the Board on February 13, 2008. The charter may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Our duties as a Committee include overseeing the Company's management, internal auditors and independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing the Company's financial statements;
- Establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of the Company's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing the Company's financial statements;
- Expressing an opinion about the financial statements' conformity with U.S. generally accepted accounting principles; and
- Annually auditing the effectiveness of the Company's internal control over financial reporting.

We meet periodically with management, the internal auditors and independent auditors, independently and collectively, to discuss the quality of the Company's financial reporting process and the adequacy and effectiveness of the Company's internal controls. Prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2007, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;
- Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect;

- Received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect; and
- Discussed with the independent auditors their independence from the Company.

We are not employees of the Company and are not performing the functions of auditors or accountants. We are not responsible as a Committee or individually to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. In carrying out our duties as Audit Committee members, we have relied on the information provided to us by management and the independent auditors. Consequently, we do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on our role and responsibilities as a Committee referred to above and in our charter, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on February 19, 2008.

Submitted by the Audit Committee of the Company's Board of Directors:

Charles B. Strauss, Chair
Robert F. Cavanaugh
Charles A. Davis

## INFORMATION ABOUT OUR INDEPENDENT AUDITORS

### Who are the Company's current independent auditors?

KPMG LLP, an independent registered public accounting firm, has audited the Company's financial statements since May 10, 2002.

### What were KPMG LLP's fees for professional services to the Company in fiscal years 2006 and 2007?

KPMG LLP's fees were as follows:

| For the Fiscal Year Ended December 31, | 2007 | 2006 |
|---|---|---|
| Audit Fees | $2,375,000 | $1,980,000 |
| Audit-Related Fees[(1)] | 183,000 | 216,915 |
| Tax Fees[(2)] | 31,500 | 60,150 |
| All Other Fees | — | — |
| Total Fees | $2,589,500 | $2,257,065 |

(1) Fees associated primarily with services related to the auditing of employee benefit plans and securities offering procedures.

(2) Fees pertaining primarily to tax issues and preparation of tax returns for the Company's foreign subsidiaries.

Proxy Statement

### What is the Audit Committee's policy regarding pre-approval of audit and non-audit services performed by the Company's independent auditors?

The Audit Committee pre-approves all audit and non-audit services performed by KPMG LLP. The Committee is authorized by its charter to delegate to one or more of its members the authority to pre-approve any audit or non-audit services, provided that the approval is presented to the Audit Committee at its next scheduled meeting. Under ordinary circumstances, the Committee will authorize KPMG LLP to perform only the following types of non-audit services:

- Audit-related services that only the Company's independent auditors may perform (such as securities offering comfort letters and accountants' consents);
- Benefit plan audits;
- Tax services for statutory audits or filing assistance;
- Audits to assure that certain required procedures are being complied with (including, for example, assuring that the Company and its contractual counter parties are complying with provisions of licenses or other contracts); and
- Translation services to support foreign audits.

The Audit Committee pre-approved all services provided by KPMG LLP in 2007.

## PROPOSAL NO. 2 – APPOINTMENT OF INDEPENDENT AUDITORS

### What is the Board proposing?

The Board is proposing that you ratify the Audit Committee's appointment of KPMG LLP as the Company's independent auditors for 2008. The Audit Committee and the Board consider KPMG LLP to be well-qualified for that role.

### Is stockholder ratification necessary or required?

The Audit Committee is not required to obtain stockholder ratification of its appointment of KPMG LLP. However, the Audit Committee recommended to the Board that stockholders be given the opportunity to vote on KPMG LLP's appointment at the annual meeting.

### What will happen if the appointment of KPMG LLP is not ratified by the stockholders?



If stockholders do not ratify the appointment of KPMG LLP as the Company's independent auditors for 2008, the Audit Committee will reconsider its appointment.

### How many votes will be required for ratification?

KPMG LLP's appointment as the Company's independent auditors for 2008 will be considered ratified if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

### Will representatives of KPMG LLP attend the annual meeting?

Representatives of KPMG LLP will attend the annual meeting, will have the opportunity to make a statement, if they so desire, and will respond to questions.

### What is the Board's recommendation for voting on Proposal No. 2?

| |
|---|
| The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 2. |

## OWNERSHIP OF THE COMPANY'S SECURITIES

### When are shares "beneficially owned"?

Shares are beneficially owned when a person has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

### What information is presented in the following table?

This table shows the number of Company shares beneficially owned by:

- Stockholders who we believe owned more than 5% of our outstanding Common Stock or Class B Common Stock, as of the dates indicated; and
- Our directors, the executive officers named in the Summary Compensation Table on page 55 (we refer to these officers as "named executive officers"), and all directors and executive officers as a group, as of February 25, 2008.

Unless we have indicated otherwise in a footnote, the individuals and entities listed in the table have voting and investment power over the shares listed.

| Holder | Common Stock[1] | Exercisable Stock Options[2] | Percent of Common Stock[3] | Class B Common Stock | Percent of Class B Common Stock[4] |
|---|---|---|---|---|---|
| Milton Hershey School Trust[5] Founders Hall Hershey, PA 17033 Hershey Trust Company[5] 100 Mansion Road Hershey, PA 17033 | 12,513,321 | | 7.5 | 60,612,012 | 99.7 |
| T. Rowe Price Associates, Inc.[6] 100 East Pratt Street Baltimore, MD 21202 | 11,902,649 | | 7.1 | | |
| Hershey Trust Company[5] | 760,332 | | ** | | |
| Humberto P. Alfonso | 177 | 8,400 | ** | | |
| Marcella K. Arline[7] | 27,278 | 121,587 | ** | | |
| John P. Bilbrey | 1,165 | 75,701 | ** | | |
| Robert F. Cavanaugh* | 1,000 | | ** | | |
| Charles A. Davis* | | | | | |
| Thomas K. Hernquist[8] | 26,514[9] | 110,838 | ** | | |
| Arnold G. Langbo* | 1,000 | | ** | | |
| Richard H. Lenny*[10] | 41,050 | 1,601,539 | ** | | |
| James E. Nevels* | 262 | | ** | | |
| Thomas J. Ridge* | | | | | |
| Burton H. Snyder | 2,776 | 64,789 | ** | | |
| Charles B. Strauss* | 200 | | ** | | |
| David J. West* | 16,805 | 210,689 | ** | | |
| Kenneth L. Wolfe* | 16,974 | | ** | | |
| LeRoy S. Zimmerman* | | | | | |
| All directors and executive officers as a group (20 persons) | 163,484[11] | 2,471,747 | 1.6 | | |

* Director

** Less than 1%

(1) Amounts listed include shares of Common Stock allocated by the Company to the employee's account in The Hershey Company 401(k) Plan under section 401(k) of the Internal Revenue Code.

Proxy Statement

(2) This column reflects stock options that were exercisable by the named executive officers and the executive officers as a group on February 25, 2008, as well as the following stock options that will become exercisable within 60 days of February 25, 2008:

- Stock options held by the named executive officers:

| | |
|---|---|
| Humberto P. Alfonso | 3,700 |
| Marcella K. Arline | 5,938 |
| John P. Bilbrey | 6,188 |
| Thomas K. Hernquist | 5,850 |
| Richard H. Lenny | 45,663 |
| Burton H. Snyder | 5,638 |
| David J. West | 14,063 |

- 20,514 stock options held by five executive officers who are not named executive officers.

(3) Based upon 166,273,945 shares of Common Stock outstanding on February 25, 2008, unless indicated otherwise in a footnote.

(4) Based upon 60,805,727 shares of Class B Common Stock outstanding on February 25, 2008.

(5) Reflects stockholdings as of February 25, 2008. For more information about the Milton Hershey School Trust, Hershey Trust Company and the voting of these securities, please turn to page 38.

(6) Information regarding T. Rowe Price Associates, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 13, 2008. The filing indicated that, as of December 31, 2007, T. Rowe Price Associates, Inc. had sole voting power over 2,309,545 shares, and sole investment power over 11,902,649 shares, of Common Stock and that 11,902,649 shares represented 7.1% of our Common Stock outstanding on that date.

(7) Ms. Arline retired from the Company on December 31, 2007.

(8) Mr. Hernquist resigned as an executive officer of the Company on December 4, 2007 and terminated his active employment with the Company on December 31, 2007.

(9) Includes 2,500 RSUs that will vest within 60 days of February 25, 2008.

(10) Mr. Lenny retired from the Company on December 31, 2007.

(11) Includes, in the aggregate, 438 RSUs that will vest within 60 days of February 25, 2008 held by two executive officers who are not named executive officers.



## Do the stockholders listed in the beneficial ownership table above hold additional Company securities not reflected in that table?

Our directors and named executive officers hold certain unvested or deferred common stock units that we are not permitted to show in the beneficial ownership table above. The SEC prohibits us from including these units in the beneficial ownership table because the units will not convert to actual shares of Common Stock over which the holder will have voting or investment power within the required 60-day period. If and when these units convert to Common Stock shares, they will convert on a one-for-one basis and the holder will become the beneficial owner of the Common Stock shares.

We have added the table below to show the common stock unit holdings of each of the directors and named executive officers on February 25, 2008. These holdings appear under the column entitled "Shares Underlying Common Stock Units." For ease of reference, we also have included in the table the number of Common Stock shares beneficially owned by these persons, as set forth in the beneficial ownership table above, and the total number of Common Stock shares beneficially owned and common stock units held on February 25, 2008.

| Holder | Beneficially Owned Common Stock | Shares Underlying Common Stock Units(1) | Total |
|---|---|---|---|
| Humberto P. Alfonso | 177 | 20,121 | 20,298 |
| Marcella K. Arline | 27,278 | | 27,278 |
| John P. Bilbrey | 1,165 | 28,971 | 30,136 |
| Robert F. Cavanaugh* | 1,000 | 13,064 | 14,064 |
| Charles A. Davis* | | 937 | 937 |
| Thomas K. Hernquist | 26,514 | 22,000 | 48,514 |
| Arnold G. Langbo* | 1,000 | 1,177 | 2,177 |
| Richard H. Lenny** | 41,050 | | 41,050 |
| James E. Nevels* | 262 | 937 | 1,199 |
| Thomas J. Ridge* | | 937 | 937 |
| Burton H. Snyder | 2,776 | 27,250 | 30,026 |
| Charles B. Strauss* | 200 | 937 | 1,137 |
| David J. West* | 16,805 | 40,000 | 56,805 |
| Kenneth L. Wolfe* | 16,974 | 937 | 17,911 |
| LeRoy S. Zimmerman* | | 1,145 | 1,145 |

* Director

** Director until December 31, 2007

(1) Common stock units not beneficially owned include the following:

- Unvested restricted stock units, or RSUs, granted on or before February 25, 2008 to the named executive officers under the Incentive Plan;
- Unvested RSUs granted on or before February 25, 2008 to our directors under the Directors' Compensation Plan or the Incentive Plan;
- Unvested performance stock units, or PSUs, from the 2003-2005 performance cycle awarded under the Incentive Plan to the named executive officers on February 16, 2006;
- Common stock units deferred on or before February 25, 2008 by the named executive officers under the Company's Deferred Compensation Plan; and
- Common stock units deferred on or before February 25, 2008 by the directors under the Directors' Compensation Plan.

You can find additional information about unvested RSUs and deferred common stock units held by directors in the Director Compensation section beginning on page 22. You also can find additional information about unvested RSUs, unvested PSUs from the 2003-2005 performance cycle and deferred common stock units held by the named executive officers in the Executive Compensation section beginning on page 40.

## What is the Milton Hershey School Trust?

In 1909, Milton S. and Catherine S. Hershey established a trust (the "Milton Hershey School Trust") having as its sole beneficiary Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania. Hershey Trust Company, a state-chartered trust company, is trustee of the Milton Hershey School Trust.

## What is the relationship of the Milton Hershey School Trust and Hershey Trust Company to The Hershey Company?

The Milton Hershey School Trust is our controlling stockholder. It will have the right to cast 7.5% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 79.9% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together. The board of directors of Hershey Trust Company, with the approval of the board of managers (governing body) of Milton Hershey School, decides how funds held by the Milton Hershey School Trust will be invested. The board of directors of Hershey Trust Company decides how shares of The Hershey Company held by the Milton Hershey School Trust will be voted.

As of the record date, Hershey Trust Company also held 371,332 shares of our Common Stock in its capacity as institutional fiduciary for 101 estates and trusts unrelated to the Milton Hershey School Trust. Hershey Trust Company also held 389,000 shares of our Common Stock as investments on that date. The board of directors or management of Hershey Trust Company decides how these shares will be invested and voted.

In all, Hershey Trust Company, as trustee for the Milton Hershey School Trust, as fiduciary for the individual estates and trusts noted above, and as direct owner of investment shares, will be entitled to vote 13,273,653 shares of our Common Stock and 60,612,012 shares of our Class B Common Stock at the annual meeting.

Our certificate of incorporation contains the following important provisions regarding Class B Common Stock and the Milton Hershey School Trust's ownership of that stock:

- All holders of Class B Common Stock, including the Milton Hershey School Trust, may convert any of their Class B Common Stock shares into shares of our Common Stock at any time on a share-for-share basis.
- All shares of Class B Common Stock will automatically be converted to shares of Common Stock on a share-for-share basis if the Milton Hershey School Trust ceases to hold more than 50% of the total Class B Common Stock shares outstanding and at least 15% of the total Common Stock and Class B Common Stock shares outstanding.
- We must obtain the approval of the Milton Hershey School Trust before we issue any Common Stock or take any other action that would deprive the Milton Hershey School Trust of the ability to cast a majority of the votes on any matter where the Class B Common Stock is entitled to vote, either separately as a class or together with any other class.

## What is the governance structure of Milton Hershey School and Hershey Trust Company?

All of the outstanding shares of Hershey Trust Company are owned by the Milton Hershey School Trust. The members of the board of managers of Milton Hershey School are appointed by and from the board of directors of Hershey Trust Company. There are 10 members of the board of directors of Hershey Trust Company. There are 9 members of the board of managers of Milton Hershey School. Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman, each a director of our Company, are members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School. Directors of Hershey Trust Company and members of the Milton Hershey School board of managers individually are not considered to be beneficial owners of the shares of Hershey Common Stock and Class B Common Stock held by the Milton Hershey School Trust.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

This section discusses the principles underlying our policies and provides information and analysis of decisions we made concerning the compensation of Hershey's executive officers. This information describes the process and considerations on which compensation is awarded to and earned by our executive officers and provides perspective on the tables and narrative that follow.

### What material factors or events affected the executive compensation process and decision-making during 2007? What was the response to those factors and events?

Fiscal year 2007 was a transitional year for us in terms of our operations and our management.

- In January 2007, we announced results for 2006 which did not meet our plan. As a result we did not pay our CEO or any other executive officer a bonus for 2006. We also eliminated salary increases in 2007 for our senior executives, including our CEO, except in connection with promotions or for competitive considerations.
- During the year, we promoted Mr. West first to Executive Vice President and Chief Operating Officer, then to President and, effective December 1, 2007, to President and Chief Executive Officer (CEO) following the announcement by Mr. Lenny that he would be retiring from the Company at the end of 2007. We increased Mr. West's compensation in recognition of these promotions.
- We promoted Mr. Alfonso to the position of Senior Vice President, Chief Financial Officer (CFO) in July. We increased Mr. Alfonso's compensation in recognition of his promotion.
- On November 11, 2007, we announced the election of eight new directors to our Board of Directors and that Mr. Wolfe would serve as the non-executive Chairman of the Board effective January 1, 2008 following the retirement of Mr. Lenny. In conjunction with the election of the new directors, six directors elected by the holders of our Common Stock and Class B Common Stock voting together, resigned at the request of the Milton Hershey School Trust and the two elected by holders of our Common Stock resigned as well. Only Mr. Lenny (until December 31, 2007), Mr. West and Mr. Cavanaugh remained as continuing directors, with Mr. Cavanaugh being the sole continuing member of the Compensation and Executive Organization Committee of the Board.
- During November, Ms. Arline announced that she would be retiring at the end of 2007 and, in December, we announced that Mr. Hernquist resigned from the Company and that we elected Mr. Bilbrey to the position of Senior Vice President, President Hershey North America. We entered into agreements with Ms. Arline and Mr. Hernquist to secure transition assistance. We increased the compensation of Mr. Bilbrey in recognition of his promotion.
- In January 2008, we announced our full year results for 2007, which showed a 12.2% decline in annual "diluted EPS from operations," which we define as diluted earnings per share excluding items affecting comparability as described beginning on page 19 of the 2007 Annual Report to Stockholders that accompanies this proxy statement. We also announced a steeper decline in earnings per share-diluted calculated in accordance with U.S. generally accepted accounting principles, primarily due to charges associated with the three-year global supply chain transformation program we instituted in early 2007. As these results were below the financial targets we established at the start of 2007, no payments were made to our CEO and our other senior executives under our annual incentive program for 2007 with the exception of Messrs. Alfonso and Bilbrey as discussed on page 46. No performance stock unit payments were made to any of our senior executives under our long-term incentive program for the performance cycle that ended in 2007.

- In January 2008, we also announced our anticipation that performance in 2008 would reflect net sales growth in a range of 3% to 4%, a 9% reduction from 2007 in diluted EPS from operations to a range of $1.85 to $1.90, business realignment and impairment charges related to the global supply chain transformation program in the range of $0.37 to $0.42 per share, and an increase in earnings per share-diluted to the range of $1.43 to $1.53. We used these expectations in establishing the performance goals for the 2008 annual incentive program and contingent target performance stock unit awards made in February 2008.

Additional information and analysis regarding these events and actions is provided in the series of questions and answers below.

### Who is responsible for our decision-making concerning executive compensation?

The Compensation and Executive Organization Committee of our Board, which we refer to in this section as the Committee, has primary responsibility for decision-making concerning our executive compensation program. Actions relating to our CEO's compensation are approved by the independent members of the Board of Directors based on recommendations of the Committee.



### What are the objectives of the Company's executive compensation program?

We seek to create a strong alignment between Hershey's executive officers and its stockholders. We use our compensation programs to support the Company's business strategies, which aim to build stockholder value over the long term. We do this by:

- Considering industry-specific and broader market practices to establish pay levels that attract, retain and motivate executive talent;
- Tying the amounts paid or awarded to performance;
- Setting goals under incentive plans by reference to financial, strategic and organizational objectives, and linking the executive's compensation to those measures he or she can affect most directly;
- Using our Common Stock for long-term incentive compensation to tie a significant amount of the executive officer's total compensation to the market value of our Common Stock; and
- Requiring stock ownership by all executives.

These actions are described in the discussion that follows.

### What is the Company's executive compensation program designed to reward?

We reward financial results. We link a significant amount of our executive officers' pay to achievement of our financial goals. We use our Common Stock and performance stock units, or PSUs, for long-term compensation. If we achieve strong financial performance relative to our goals and our stock price appreciates, our executives will earn significant rewards. If our financial goals are not achieved or our stock price lags, compensation under these programs will be reduced or eliminated.

We also reward adherence to our core values. Employees at all levels of the organization, including executive officers, are evaluated for exemplifying core values of openness and candor, accountability, learning and growing, personal leadership, passion for winning, inclusion, integrity and teamwork. An executive officer's performance rating can affect the level of his or her base salary or incentive compensation awards.

**What process does the Committee follow to implement the executive compensation program? How does the Committee use benchmarking in its decision-making?**

The Committee operates under a charter approved by the Board of Directors and carries out the responsibilities outlined on page 17. As described on pages 17 and 18, the Committee receives studies, reports and other information from its consultant, Towers Perrin, input from our CEO, and input and assistance from our Chief People Officer and the staff of the Company's Total Compensation and Benefits Department to conduct an annual review of the Company's executive compensation program and on which to make its decisions.

The annual compensation review includes an analysis of survey data comparing the Company's levels of executive compensation against a peer group of 47 consumer products companies and general industry companies in Towers Perrin's compensation database that we call the "CPG peer group." We use this broad survey data because it provides us with industry-specific information regarding competitive pay levels for our executive officers, as well as employees throughout the organization, against which we can compare, or benchmark, our compensation levels. A list of these companies follows this narrative. The following table provides information regarding the size of the companies in the CPG peer group relative to Hershey.

Proxy Statement

**CPG Peer Group**

| **Summary Statistics** | **Revenues** *(in millions of dollars)* | **Market Capitalization** *(in millions of dollars)* |
|---|---|---|
| 25th percentile | 4,575 | 6,177 |
| 50th percentile | 8,912 | 13,314 |
| Average | 15,386 | 33,796 |
| 75th percentile | 15,903 | 37,894 |
| **Hershey (as of 12/31/2006)** | 4,944 | 11,467 |

Because Hershey's revenues are lower than the median revenues of the CPG peer group, regression analysis is used to adjust the CPG peer group compensation data for this difference. We use this adjusted data for purposes of benchmarking our executive compensation.

In addition to the size-adjusted CPG peer group survey data, Towers Perrin also provides the Committee with an analysis of the financial performance and compensation data for a subset of 15 food, beverage and consumer products companies within the larger CPG peer group. We refer to this smaller group as our "high-performing financial peer group" and they are identified by the asterisks in the table below. We use this group primarily for assessing our Company's financial performance against the industry. These companies also represent a more focused set of companies with whom we compete for executive talent. Since the companies in the high-performing financial peer group are generally larger than Hershey in terms of revenue and market capitalization, the compensation data for this group is used as a secondary reference point for purposes of assessing Hershey's compensation levels for our executive officers.

In addition to the survey data, Towers Perrin provides the Committee and Company with a report illustrating executive compensation levels at the size-adjusted 50th percentile and 75th percentile of the CPG peer group data and to the 50th percentile of the high-performing financial peers. It is against these "benchmarks" that we compare the target compensation we set for our executive officers. The Committee receives a report from Towers Perrin comparing the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target annual incentive plus value of long-term incentives) for each of the executive officers against these benchmarks. The Company targets each executive officer's target total cash compensation and target total direct compensation levels to fall between the size-adjusted 50th and 75th percentile of the CPG peer group data for his or her position. While the Company targets total executive compensation between the size-adjusted 50th and 75th percentile of the CPG peer group, the Committee's final determinations reflect consideration of the Company's and executive officer's performance, internal comparisons and other factors.

Companies included in the 2007 CPG peer group and high-performing financial peer group are as follows:

**(*Denotes "High-Performing Financial Peer Group" – 15 companies)**

| | | |
|---|---|---|
| Altria Group | H.J. Heinz* | NIKE |
| American Standard | Hasbro | Novartis Consumer Health |
| Anheuser-Busch* | Interstate Brands | PepsiCo* |
| Avery Dennison | J.M. Smucker | Procter & Gamble* |
| Black & Decker | Jarden Corporation | Reynolds American |
| Cadbury-Schweppes* | Johnson & Johnson | Rich Products |
| Campbell Soup* | Kellogg* | S.C. Johnson |
| Chiquita Brands | Kimberly-Clark | Schwan's |
| Clorox* | Kraft Foods* | Sherwin-Williams |
| Coca-Cola* | Lafarge North America | Starbucks |
| Colgate-Palmolive* | Land O'Lakes | Unilever United States |
| ConAgra Foods | Masco | VF Corp. |
| Darden Restaurants | McDonald's | Wendy's International |
| Diageo North America | Mission Foods | Wm. Wrigley Jr.* |
| Eastman Kodak | Molson Coors Brewing | Yum! Brands |
| General Mills* | Nestle USA | |

* Dean Foods and Sara Lee are part of the high-performing financial peer group, but are not included in Towers Perrin's 2006 Executive Compensation database, and data from these two companies are excluded from the two peer groups.



### What other information does the Committee consider when making executive compensation decisions? Do accounting and tax rules play a role?

In addition to survey and other data relating to the competitive landscape, the Committee reviews much of the information reflected on pages 55 through 77 of this proxy statement. The Committee considers this information when it makes compensation decisions.

An important factor in the Committee's deliberations is the anticipated cost of the various components of executive compensation. In 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payments*, or SFAS No. 123R, relating to accounting for stock options and other stock-based awards. The accounting treatment for an award is taken into consideration in the design and implementation of the annual and long-term incentive programs.

Section 162(m) of the Internal Revenue Code limits our ability to deduct certain compensation in excess of $1 million paid to our CEO or to other named executive officers. This limitation does not apply to compensation that qualifies under applicable regulations as "performance-based." The Committee has considered the effect of section 162(m) on the Company's executive compensation program. It is the Committee's opinion that, in administering the "performance-based" portion of the Company's executive compensation program (the annual incentive program, or AIP, stock options and performance stock units described below), it will attempt to satisfy the requirements for deductibility under section 162(m). However, the Committee is authorized to exercise discretion in determining payments in relation to levels of achievement of performance goals and believes that the total compensation program for executive officers should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, some compensation may exceed the limitations or not meet the requirements for deductibility under section 162(m).

### What are the individual components of the executive compensation program and why does the Company choose to pay them? How are the amounts for each component of executive compensation determined?

Our executive compensation program includes three key components: base salary and benefits, an annual cash incentive program and a long-term incentive program consisting of stock-based awards. The total compensation package provided by the Company (including pension benefits, supplemental retirement benefits, and other benefits) is considered by the Committee when determining each component of an executive officer's compensation.



Base salary and related benefits are the foundation of the overall pay package. We set base salaries and establish benefit programs primarily to attract and retain the talent we need to be successful. Annual and long-term incentives – variable or "at-risk" pay – play an important role in motivating executive performance and in aligning executive pay practices with the interests of stockholders. The variable or at-risk elements are designed to reward the achievement of both short- and long-term goals. The long-term incentives link a significant portion of each executive officer's total compensation directly to long-term Company performance versus internal objectives, to individual performance evaluations, and to Common Stock price relative to the high-performing financial peer group. At the executive officer level, at-risk pay often will represent 60% to 80% of the executive's total target compensation.

*Base Salary*

We set the initial base salary for a new executive officer based upon an evaluation of his or her responsibilities and experience, as well as upon the salaries paid by us and other companies for comparable executive talent and the salary necessary to recruit the individual to Hershey. We apply a similar approach when adjusting an executive's salary in response to a promotion or significant change in job responsibilities.

Salary reviews for incumbent officers are conducted at the beginning of each year and each officer's salary is compared to the 50th and 75th percentile of the salary level of the companies in our size-adjusted CPG peer group. Salary adjustments, if any, are made after considering peer group comparisons, as well as Company performance against financial goals and individual executive performance as evaluated by the Committee and independent members of the Board, in the case of our CEO, or by the CEO in the case of other members of the leadership team. If an executive officer has responsibility for a particular business unit, the business unit's financial results will also be strongly considered.

Each Hershey executive's base salary was targeted to be at the 50th percentile level of his or her counterparts in the size-adjusted CPG peer group. Our review at the beginning of 2007 indicated that, with the exception of Mr. Bilbrey, base salary levels were consistent with this target. The base salaries for Mr. Lenny, Ms. Arline, Mr. Hernquist and Mr. Snyder were not increased above their 2006 levels in light of the Company's 2006 financial performance. Mr. Bilbrey's base salary for 2007 was increased to close the gap between his former base salary and the targeted salary for his position. Mr. West's base salary was increased at the beginning of 2007 in recognition of his promotion to Executive Vice President and Chief Operating Officer. During the year, Mr. Alfonso's base salary was increased in recognition of his promotion to CFO. The Committee recommended, and the independent members of the Board of Directors approved, an increase in Mr. West's base salary to $1 million upon his promotion to President. See Column (c) of the Summary Compensation Table on page 55 for information regarding the base salary earned by Mr. Lenny, Mr. West, our CFO and each of our other named executive officers during 2007.

*Annual Incentive Program*

Our executive officers, as well as other key managerial and professional employees, are eligible to receive an annual cash incentive award under the annual incentive program, or AIP, of the stockholder-approved Equity and Incentive Compensation Plan, "EICP" or "Incentive Plan."

Our philosophy in setting AIP objectives is to link the executive's payout opportunity directly to measures he or she can affect most directly. Our CEO and all executive officers reporting directly to him (including the named executive officers) have common financial objectives tied to total Company performance consistent with their management of the entire Company and not specific business units. The Committee emphasizes a limited number of goals to better focus actions on identified, strategic business objectives. Performance targets are established in the context of our announced expectations for financial performance, prior year results and market conditions. Year-over-year performance is emphasized with performance targets set to reflect market and business conditions. Little or no incentive compensation is payable for missing targets, and a high degree of leverage is included to motivate and reward above-target performance.

In 2007, participating executive officers other than Mr. Lenny were eligible to earn individual awards expressed as a percentage of base salary. These percentages initially ranged between 50% and 80%. We increased Mr. West's target percentage to 100% upon his election as President. In determining the target percentage for each of the executive officers, the Committee compared the level of total target cash compensation (base salary and target AIP percentage) to the benchmark range of the size-adjusted 50$^{th}$ to 75$^{th}$ percentile level of his or her counterparts in the CPG peer group.

The final award which is earned under the AIP by participating executive officers other than Mr. Lenny is determined by multiplying the executive officer's base salary, the applicable target percentage, and a performance score based on Company performance against the established performance goals. These performance goals are established at the beginning of each year by the Committee. Separate business unit performance objectives are also established at the beginning of each year by the Committee for key business unit managerial and professional employees participating in AIP. If performance scores exceed the objectives for financial measures, an individual executive officer might receive more than his or her target percentage and if scores are below target, the executive's AIP payout will be below his or her target percentage, subject to no award if performance is below threshold levels. For executive officers other than Mr. Lenny, the maximum potential performance score for 2007 was 200%.

In establishing the 2007 AIP, the Committee determined that the metrics for our executive officers' AIP awards would be based in full upon achievement of corporate financial objectives, with payments determined by the Committee. Achievement of individual performance objectives would not be a factor in determining AIP payments for these executive officers. We made this change to focus our executive officers' efforts on achievement of quantifiable corporate performance measures in keeping with our "pay-for-performance" compensation philosophy.

The corporate performance objectives for 2007 AIP award participants other than Mr. Lenny were based on the following financial measures: growth in diluted EPS from operations (weighted 40%), growth in consolidated net sales (weighted 40%) and improved margins, as measured by earnings from operations before interest and taxes, or EBIT (weighted 20%). The actual targets were based on the Company's 2007 business plan and goals, which called for net sales growth of 3% to 4%, 7% to 9% growth in diluted EPS from operations and a minimal basis point improvement in EBIT margin. For the period of 2007 prior to his promotion, a portion of Mr. Alfonso's AIP payment was also subject to individual performance factors.

For Mr. Lenny, in February 2007, the Committee recommended to the independent directors that his final 2007 award be calculated on the basis of a contingent maximum award of $3 million. An award at the maximum was contingent upon his achievement of his 2007 corporate performance goal from among the corporate performance objectives for the other named executive officers. The maximum amount for Mr. Lenny reflects the maximum award under the provisions of our Incentive Plan to ensure that the amount of any AIP award that might have been paid to him under the AIP would qualify as tax-deductible performance-based compensation under section 162(m) of the Internal Revenue Code. On February 13, 2007, the independent members of the Board approved the recommendation of the Committee regarding Mr. Lenny's 2007 contingent AIP award. As indicated below, based upon our financial results for 2007, Mr. Lenny did not receive any payment under the AIP for 2007.



Our financial performance during 2007 of $2.08 diluted EPS from operations, $2.5 million growth in net sales and 17.62% EBIT margin fell below the threshold levels required to earn an AIP award. Accordingly, none of the named executive officers, other than Messrs. Alfonso and Bilbrey received a payment under the AIP for 2007. Messrs. Alfonso and Bilbrey received payments equal to approximately 12% and 15%, respectively, of their target AIP award. These awards were based, in Mr. Alfonso's case, on individual performance in his role prior to becoming CFO and, in Mr. Bilbrey's case, on the impact of his leadership on the performance of the International Commercial Group. See column (g) of the Summary Compensation Table on page 55 for information relating to the amount of AIP payments made to Messrs. Alfonso and Bilbrey.

*Long-Term Incentive Program*

To date, we have used awards of performance stock units, stock options and restricted stock units to provide long-term incentive compensation. These awards are made under the long-term incentive program of the Incentive Plan. The Committee customarily awards the long-term incentive awards, including stock options, to executive officers and various other management and professional employees in February of each year, two to three weeks after the release of fourth quarter and full-year results in late January. In February 2007, the Committee elected to delay the granting of stock options until after the April 2007 annual meeting of stockholders, when stockholders were asked to vote on the amended and restated Incentive Plan. The Plan was approved and the 2007 awards were made following the April release of our first quarter financial results. For 2008, we returned to making the long-term incentive awards in February.

The Committee determines the amount of long-term incentive awards made to an executive officer by comparing the executive's target total direct compensation (the sum of base salary, target AIP award and the value of the long-term incentive award) to the 50th to 75th percentile level of target total direct compensation of his or her counterparts in the size-adjusted CPG peer group. In determining the value of the long-term incentive awards, the Committee values performance stock units and restricted stock units using the fair market value of our Common Stock at the time of award and values stock options using the value of the stock options at the date of grant as determined for financial reporting purposes (the Black-Scholes value). Overall, after taking into account the long-term incentive awards made in 2007, the target total direct compensation of our executive officers approximated the median level of compensation of similar executives employed by the size-adjusted CPG peer group.

*Performance Stock Units.* Performance stock units, or PSUs, are granted to those executive officers and other senior officers in a position to affect the Company's long-term results. PSUs have been awarded annually and are earned based upon the Company's performance over a three-year cycle. Each year begins a new three-year cycle.

At the start of each three-year cycle, a contingent target number of PSUs is established for each executive. This target is expressed as a percentage of the executive's annual salary and determined as part of a total compensation package based on size-adjusted CPG peer group benchmarks. The PSU award generally represents one-half of the long-term incentive portion of the target total direct compensation package.

At the end of each three-year cycle, the Committee reviews whether the Company has achieved the established performance objectives to determine the percentage of the target number of PSUs earned. In determining whether performance objectives have been achieved, specific adjustments may be made by the Committee to the Company's performance to take into account extraordinary or unusual items occurring during the cycle. The Committee did not make any specific adjustments with respect to PSUs during 2007.

For the three-year performance cycle of 2005-2007, the award was based upon (i) the Company's three-year compound annual growth in diluted EPS from operations, measured against the median three-year compound annual growth in diluted EPS from operations of the high-performing financial peer group and (ii) the cumulative three-year improvement in the Company's economic return on invested capital, or E-ROIC, measured against an internal target. The Company's financial performance during the 2005-2007 performance cycle of 1.32% compound annual growth rate in diluted EPS from operations and three-year E-ROIC of 16.5% fell below the threshold levels required to earn an award for the 2005-2007 performance cycle. Management recommended and the Committee concurred that no payment would be made with respect to the 2005-2007 PSUs.

The performance objectives for the 2007-2009 performance cycle awarded during 2007 are the following equally-weighted measures: (i) the Company's three-year compound annual growth in diluted EPS from operations measured against an internal target in line with our previously-announced anticipated growth rate of 7% to 9%; and (ii) the Company's total stockholder return, or TSR, as measured by change in the market price of our Common Stock and dividends paid over the three-year period, measured against the TSR of the high-performing financial peer group. The TSR target is centered around achieving TSR at the 50th percentile of the companies in the high-performing financial peer group. The use of relative TSR is a change from prior PSU performance cycles. In making the change to add TSR as a performance measure, the Committee's intent was to more directly align the long-term incentive compensation attributable to this PSU award to the relative returns obtained by our stockholders over the performance period. The required performance to earn the PSUs has been set to significantly reward achievement of above average relative TSR performance against the high-performing financial peer group and growth in diluted EPS from operations above anticipated growth rates, and significantly less than target for performance below the financial goals. The three-year cycle reinforces our objective to build and sustain stockholder value over the long term and serves to retain executive talent.

PSUs earned during the 2007-2009 three-year performance cycle are payable in shares of Common Stock. The actual value received by each executive will be dependent upon the market value of the shares at the end of the cycle and our performance during the three-year cycle. At the time of award, the value of each PSU awarded in 2007 was $50.37 and was based upon the average of the market closing prices of our Common Stock each trading day during December 2006. See Columns (f), (g) and (h) of the Grants of Plan-Based Awards table on page 59 for more information about the PSUs awarded in 2007.

*Stock Options.* Another important element of our long-term incentive compensation program is stock options. Stock options are designed to align the interests of executives with those of stockholders. Stock options generally are awarded annually to the Company's senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase a fixed number of shares of Common Stock at a set price during a specified period of time. Because stock options only have value if the value of our Common Stock increases, they encourage efforts to enhance long-term stockholder value.

The Committee sets guidelines for the number of stock options to be awarded based on the target total direct compensation package established in relation to the competitive compensation data. In 2007, the number of stock options awarded to our executive officers was determined by multiplying base pay by the "market-competitive option target level," divided by the Black-Scholes value. The "market-competitive option target level" for each position is targeted to be one-half of the recipient's long-term incentive compensation target award. The value of an option is determined using the Black-Scholes option-pricing model, as described in note 15 of the consolidated financial statements contained in the 2007 Annual Report to Stockholders that accompanies this proxy statement. The actual number of options awarded may vary from the target level based on an executive's individual performance evaluation.



Stock options are awarded annually under the Incentive Plan to all eligible recipients; however, the Committee may elect not to award stock options in a given year. In order to have flexibility to provide stock option awards as recruitment, retention, performance recognition or promotion awards, the Committee is authorized under the Incentive Plan to establish a stock option pool and an RSU pool (described below) for use by our CEO for such purposes. The Committee establishes the stock option pool annually.

At the beginning of 2007, the number of stock options allocated to the pool was 15% of the aggregate number of options included in the annual award. In light of retention difficulties experienced by the Company during 2007, the Committee also authorized the CEO to award stock options or RSUs (as discussed below) during the year from a separate pool established for recruitment or retention purposes up to an aggregate value to the recipients (as measured at the time of grant), of $2.5 million, in addition to the pool amounts established at the beginning of 2007. The value of option awards made from the pools is determined using the value determined for financial reporting purposes (the Black-Scholes value). Options and RSUs remaining in any pool at the end of the period do not carry over to the following period. The CEO may not make discretionary awards from any pool to the Company's executive officers. Stock option awards from the CEO pool are made one time per month according to an annually pre-determined schedule and the exercise price for the options is based on the closing price of our Common Stock on the date of award. Individual awards may not exceed 7,500 stock options or 5,000 RSUs without further approval by the Chairman of the Committee.

Stock options awarded in 2007 vest ratably over four years and have a 10-year term. As required by the Incentive Plan approved by the stockholders at the 2007 annual meeting of stockholders, the options awarded in 2007 have an exercise price equal to the closing market price of the

Common Stock on the New York Stock Exchange on the date of award. Prior to April 2007, as required by our predecessor Incentive Plan, we used the closing price on the trading day preceding the date of award to set the exercise price.

See Column (f) of the Summary Compensation Table, Columns (j) through (l) of the Grants of Plan-Based Awards table, Columns (b) through (f) of the Outstanding Equity Awards table and Columns (b) and (c) of the Option Exercises and Stock Vested table for more information on stock options awarded to Mr. Lenny, Mr. West and the other named executive officers.

*Restricted Stock Units.* The Committee awards restricted stock unit, or RSU, awards from time to time as special incentives. RSUs also are awarded to replace compensation forfeited by newly-hired executive officers and key managers of the Company upon leaving a prior employer to join Hershey. Each RSU awarded under the Incentive Plan represents a value equal to that of a share of Common Stock. RSUs vest if the award recipient remains in the Company's employment for a prescribed period of time.

At the time of award, the Committee determines if an RSU award is payable upon vesting in shares of the Company's Common Stock, net of applicable taxes, or if recipients may elect to receive payment for vested RSUs in cash or in shares of the Company's Common Stock, net of applicable taxes. The value for financial reporting purposes of an RSU payable in shares is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the grant date. The value of an RSU payable in cash or shares for financial reporting purposes is adjusted based upon the closing price of the Company's Common Stock on the New York Stock Exchange at the end of each fiscal quarter.



During 2007, we made special RSU awards to aid in retention of certain executives who were recently hired. These awards were made because the value of the replacement equity awards issued when these executives were hired and the value of their 2005-2007 and 2006-2008 PSU awards were diminished in light of the Company's 2006 financial performance. Upon consultation with Towers Perrin, management recommended to the Committee a one-time RSU award to these executives. On May 1, 2007, the Committee made retention RSU grants that would vest ratably over three years and be paid in shares of Common Stock to six executives, including an award of 7,750 RSUs to Mr. Alfonso.

We also made a special award of 22,000 RSUs to Mr. West in connection with his promotion to President on October 2, 2007 and designation as CEO to take effect December 1, 2007. This award, which vested on January 2, 2008 and is payable on April 2, 2008, was made in recognition of the importance of Mr. West's leadership of the Company during the transition period.

Mr. Snyder received a special retention award of 5,000 RSUs from the Board in November 2007 in recognition of his expertise and leadership in ongoing Company operations and the desire for the Company to retain him during the transition from Mr. Lenny to Mr. West as CEO. This award will vest in full in November 2008, subject to Mr. Snyder's continued employment through that date.

As described in the discussion of stock options, the Committee is authorized under the Incentive Plan to allocate a pool of RSUs for our CEO to use as recruitment, retention, performance recognition or promotion awards. The Committee establishes the RSU pool annually. The Committee authorized a pool of 60,000 RSUs for 2007. The CEO may not make discretionary awards from this pool to the Company's executive officers. RSUs remaining in the pool at the end of the period do not carry over to the following period.

*Retirement Benefits*

Executive officers participate in the same defined benefit pension and defined contribution 401(k) plans as do other salaried employees of the Company. Because the Internal Revenue Code rules do not permit the Company to use base salary and other compensation paid above certain limitations in determining the benefits earned by the executive officers under tax-qualified plans, the Company maintains a Supplemental Executive Retirement Plan, or SERP, and a Deferred Compensation Plan to provide these and additional benefits. The Company believes that the SERP and Deferred Compensation Plan help attract and retain executive talent, as similar plans are often components of the executive compensation programs within our high-performing financial peer group.

We redesigned our retirement plans in 2006 to maintain competitive retirement benefits while reducing future Company pension costs. The new program, which took effect January 1, 2007, includes a higher matching contribution under our 401(k) Plan to encourage and support retirement savings, a modified defined benefit pension plan that provides future benefits at a reduced rate and is closed for new hires beginning in 2007, and a Company-provided core contribution into the 401(k) Plan for new hires. No new participants may be added to the existing SERP. Contributions to the Deferred Compensation Plan will be adjusted to reflect the new program.



See the Pension Benefits table and accompanying narrative beginning on page 65 and the Non-Qualified Deferred Compensation table and accompanying narrative beginning on page 68 for more information regarding the SERP and retirement benefits.

*Executive Perquisites*

Executive perquisites are kept by the Committee to a minimal level and do not play a significant role in our executive compensation. See Column (i) of the Summary Compensation Table for information regarding the perquisites received by our named executive officers.

Our CEO and the other named executive officers are eligible to participate in our Gift Matching Program on the same basis as other employees, non-executive directors, retirees or their spouses. Through the Gift Matching Program, we match contributions made to one or more accredited colleges or universities on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

*Employment and Separation Agreements*

We have not entered into employment agreements with any named executive officer other than Mr. Lenny and Mr. West.

We entered into the employment agreement with Mr. Lenny in connection with his recruitment to the Company in 2001. Our willingness to enter into an employment agreement with Mr. Lenny was instrumental in our ability to attract him to Hershey, and it was an important part of our overall compensation and incentive program for him.

We entered into an employment agreement with Mr. West in connection with his promotion to President and CEO. We entered into the agreement because the Committee and independent members of the Board determined that doing so was appropriate in light of the fact that we had entered into an employment agreement with Mr. Lenny and believed we would have been required to enter into an employment agreement with any individual recruited to become our

CEO from outside Hershey. We determined the terms of Mr. West's employment agreement by reference to the benchmarking we had done with respect to Mr. Lenny's compensation. The Committee set Mr. West's annual base salary at $1 million. This salary amount was below Mr. Lenny's annual salary of $1.1 million, as Mr. Lenny's salary reflected his five-plus years of experience as our CEO. The Committee set Mr. West's AIP target at 100% of base salary and long-term incentive award target at 300% of base salary, the same "at risk" pay opportunities in place for Mr. Lenny. The Committee made promotion-based awards to Mr. West to bring the level of his annual long-term incentive awards in 2007 to the target level for the CEO position, awarded him the special RSU award described above, provided for reduced SERP benefits in the event of employment termination before age 55 and provided for accelerated vesting for PSUs awarded for the 2003-2005 performance cycle that are scheduled to vest December 31, 2008. Mr. West's employment agreement also includes restrictive covenants which will restrict Mr. West's ability to compete with Hershey should he leave the Company.

We provide an Executive Benefits Protection Plan, or EBPP, for the named executive officers and other key management personnel. The terms of the plan generally provide that, in the event the executive's employment with the Company terminates within two years after a "change in control" of the Company, the executive is entitled to certain severance payments and benefits. The EBPP also provides severance benefits in the event of involuntary termination prior to a change in control. The EBPP is intended to help us attract and retain qualified management employees and maintain a stable work environment in connection with a change in control.

We entered into an agreement with Ms. Arline in connection with her retirement. We agreed to pay Ms. Arline a lump sum payment based upon benefits Ms. Arline could have received under a previous early retirement program had she not honored the request of the Chair of the Committee to remain with the Company. We entered into the agreement to secure her assistance during a transition period.

We entered into a separation agreement with Mr. Hernquist at the time of his termination to confirm to him his entitlement to benefits under the EBPP and to provide consultation and transition assistance through 2008 if requested by the Company.

See the discussion beginning on page 70 for information regarding Mr. West's employment agreement and potential payments due to him and the other named executive officers in the event of termination of employment or a change in control, and with respect to our agreements with Ms. Arline and Mr. Hernquist.

### Have there been any other actions with respect to executive compensation since the end of 2007?

The independent directors of the Board approved Mr. West's 2008 base salary of $1 million and AIP target of 100% of base salary and long-term incentive award target of 300% of base salary in October 2007 in connection with his promotion to President. The Committee approved Mr. Bilbrey's 2008 base salary of $475,000 and AIP target of 65% and long-term incentive award target of 170% of base salary at its December 2007 meeting in conjunction with his promotion to his current position.

On February 12, 2008, the Committee approved 2008 base salaries and incentive target levels for Mr. Alfonso and Mr. Snyder. Mr. Alfonso's 2008 base salary was set at $500,000. His AIP target continues at 70% of base salary and his long-term incentive award target was set at 190% of base salary. The Committee approved a 2008 base salary of $485,000 for Mr. Snyder, an AIP target of 60% of base salary, and a long-term incentive target of 135% of base pay.

These compensation levels were set to align the executives' base pay and "pay at risk" to competitive market levels based upon input from Towers Perrin.

In January 2008, the Committee approved changes to the performance measures for the 2008 AIP to include a measure related to free cash flow. The performance metrics and weighting for the 2008 AIP are 40% based on net sales, 40% based on diluted EPS from operations and 20% based on free cash flow. Free cash flow, defined as cash from operations, excluding cash flows associated with derivative instruments, less capital expenditures and dividends, replaced EBIT as a metric. The Committee determined that in light of continued emphasis on working capital improvements and cash required for capital investments in 2008, including those associated with the global supply chain transformation program, attaining planned free cash flow is an important financial measure for the Company for 2008.

The AIP targets for 2008 are centered around the Company's publicly-announced financial expectations for 2008: net sales growth of 3% to 4%, diluted EPS from operations of $1.85 to $1.90 and free cash flow generated by performance consistent with these expectations and capital additions in the range of $300 to $325 million.



On February 12, 2008, the Committee also approved contingent target awards of PSUs under the Incentive Plan for the 2008-2010 performance cycle for the executive officers with the exception of Mr. West. On February 13, stock option awards were approved for Mr. West and the other executive officers representing approximately 50% of their individual long-term incentive targets. The independent directors as a group, also approved the Committee's recommendation for a contingent target grant of PSUs for the 2008-2010 performance cycle for Mr. West consistent with the targets established in October 2007, as discussed above. Metrics approved by the Committee for the 2008-2010 performance cycle are consistent with those of the 2007-2009 performance cycle: absolute growth in diluted EPS from operations measured against an internal target, and the Company's TSR measured against the TSR of the high-performing financial peer group.

In February 2008, the Committee, or independent directors in the case of Mr. West, approved additional contingent target PSU awards in a two-year performance cycle, a 2008-2009 performance cycle. Awards were approved for all executives participating in the 2007-2009 performance cycle, including Messrs. West, Alfonso, Bilbrey and Snyder. The special awards were made to aid in retention of these executive officers as the potential retention value of the 2007-2009 PSUs were diminished in light of the Company's 2007 financial performance. The 2008-2009 performance cycle target awards are based on achieving two-year compound annual growth in diluted EPS from operations in line with our publicly-announced financial expectations for 2008 coupled with improvement in 2009. The maximum payout from the cycle is 150% of target. To prevent possible duplication, any PSUs earned under the original 2007-2009 performance cycle will reduce the total PSUs earned under the 2008-2009 award.

As a condition to receiving the additional contingent target PSU award for the 2008-2009 performance cycle, executive officers including Messrs. Alfonso, Bilbrey and Snyder are required to sign an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA, prohibiting the executive from: disclosing the Company's confidential information; competing with the Company in any geographic area in which the Company does business in the domestic and worldwide confectionery, snack, better-for-you, balanced nutrition and chocolate-related grocery products businesses at any time during the executive's employment with the Company and for a period of 12 months following termination of the executive's employment; and recruiting or soliciting the Company's employees, or disparaging the Company's reputation in any way. Mr. West was not required to sign the ECRCA because he continues to be bound by similar non-disclosure, non-competition, non-solicitation and non-disparagement provisions under his employment agreement.

In February 2008, the Board also approved an amendment to the EBPP applicable to our executive officers that would reduce the lump-sum severance amount payable to an eligible participant whose employment with the Company is terminated as the result of a change in control from three-times the sum of annual base salary and annual incentive pay to two-times the sum of annual base salary and annual incentive pay. The Board and Mr. West agreed to amend his employment agreement to conform the agreement to the changes made to the EBPP. For more information about payments to our executive officers upon a change in control, see the discussion regarding *Discharge Not for Cause or Resignation for Good Reason after Change in Control*, beginning on page 75.

### In what other ways do we align the interests of executive officers with the interests of stockholders?

The Company believes that requiring executive officers to hold significant amounts of our Common Stock strengthens the alignment of the executive officers with the interest of stockholders and promotes achievement of long-term business objectives. We have had executive stock ownership requirements for well over 20 years. The ownership requirements were most recently modified in 2006 based upon external market comparisons provided by Towers Perrin.

Elected and appointed officers are required to accumulate the minimum number of shares to meet their stock ownership level within five years of their election or appointment. For purposes of this requirement, "shares" include shares of our Common Stock that are owned by the officer, unvested time-based RSUs, as well as vested RSUs and PSUs that have been deferred by the officer as common stock units under our Deferred Compensation Plan. Minimum stockholding requirements for executive and appointed officers range from two to five times base salary. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. The number of shares to be held is updated whenever a change in base salary occurs.

| Position | Stock Ownership Level |
|---|---|
| CEO | 5 times base salary |
| COO | 4 times base salary |
| CFO | 3 times base salary |
| Executive Officers | 3 times base salary |
| Appointed Vice President Officers | 2 times base salary |

Failure to reach the minimum within the five-year period results in a notification letter to the executive, with a copy to the CEO, and a requirement that future stock option exercises be settled by retaining at least 50% of the shares of Common Stock received until the minimum ownership level is reached. The Committee receives an annual summary of each individual officer's ownership status to monitor compliance.

As of February 25, 2008, the record date for the annual meeting, the value of Common Stock, vested but unpaid RSUs, and deferred PSUs owned by Mr. West totaled approximately two times his base salary. He is required to accumulate shares equal to five times his base salary by October 2, 2012.

## Compensation Committee Report

### To Our Stockholders:

We have reviewed and discussed with management the Compensation Discussion and Analysis, beginning on page 40. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation and Executive Organization Committee of the Board of Directors:

Robert F. Cavanaugh
Arnold G. Langbo*
James E. Nevels*
Charles B. Strauss*

The independent members of the Board of Directors who are not members of the Compensation and Executive Organization Committee join in the Compensation Committee Report with respect to the approval of Mr. Lenny's compensation and Mr. West's compensation, commencing with Mr. West's appointment as CEO of the Company:

Charles A. Davis*
Thomas J. Ridge*
Kenneth L. Wolfe*
LeRoy S. Zimmerman*

* Commenced service on the Committee and/or the Board of Directors on or after November 11, 2007.

## Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned, held by, or paid to, individuals holding the positions of Chief (Principal) Executive Officer, Chief (Principal) Financial Officer, and four of our other executive officers. In 2007, the seven executive officers shown below were the most highly compensated of our executive officers using the methodology for determining "total compensation" provided by the SEC. We refer to these seven executive officers as our named executive officers. Mr. Alfonso and Mr. Snyder were not named executive officers in the Company's 2007 proxy statement, therefore information on their 2006 compensation is not included.

### Summary Compensation Table

| Name and Principal Position | Year | Salary[1] ($) | Bonus[2] ($) | Stock Awards[3] ($) | Option Awards[4] ($) | Non-Equity Incentive Plan Compensation[5] ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($) | All Other Compensation[7] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| R. H. Lenny Chairman of the Board[8] | 2007 | 1,100,000 | — | (341,026) | 2,903,082 | — | 1,606,883 | 309,825 | 5,578,764 |
| | 2006 | 1,100,000 | — | 3,230,197 | 4,740,252 | — | 2,235,355 | 44,106 | 11,349,910 |
| D. J. West President and Chief Executive Officer[9] | 2007 | 737,165 | — | 1,289,117 | 605,392 | — | 161,112 | 73,295 | 2,866,081 |
| | 2006 | 485,000 | — | 269,732 | 566,407 | — | 170,425 | 16,080 | 1,507,644 |
| H. P. Alfonso Senior Vice President, Chief Financial Officer[9] | 2007 | 448,180 | — | 416,776 | 128,091 | 34,195 | 5,516 | 82,975 | 1,115,733 |
| M. K. Arline Senior Vice President, Chief People Officer | 2007 | 375,000 | — | 20,426 | 462,281 | — | 89,263 | 1,081,533 | 2,028,503 |
| | 2006 | 375,000 | — | 278,131 | 566,647 | — | 140,412 | 14,256 | 1,374,446 |
| J. P. Bilbrey Senior Vice President, President Hershey North America | 2007 | 404,598 | — | 161,628 | 337,985 | 36,718 | 202,354 | 34,238 | 1,177,521 |
| | 2006 | 370,000 | — | 225,786 | 278,577 | — | 129,050 | 389,949[10] | 1,393,362 |
| T. K. Hernquist Senior Vice President, Global Chief Growth Officer | 2007 | 420,000 | — | 382,076 | 776,764 | — | 124,933 | 884,504 | 2,588,277 |
| | 2006 | 420,000 | — | 418,795 | 460,261 | — | 121,581 | 15,754 | 1,436,391 |
| B. H. Snyder Senior Vice President, General Counsel and Secretary | 2007 | 435,000 | — | 121,555 | 383,757 | — | 302,911 | 21,490 | 1,264,713 |

(1) Column (c) reflects actual base salary earned for the years indicated and includes amounts deferred by the named executive officers in accordance with the provisions of our 401(k) Plan.

(2) As indicated in Column (d), no discretionary bonuses were paid to any named executive officer for 2007.

(3) Column (e) includes the dollar amount recognized as expense for the years indicated for financial statement reporting purposes with respect to PSU awards held by the executive and does not reflect PSU-related payments actually received by the executive. As discussed in the Compensation Discussion and Analysis, no payments were made to any executives for PSUs awarded for the 2005-2007 performance cycle. Accrued dividends and interest on the 2003-2005 PSU awards that were recognized as expense for the years indicated are also included in Column (e). The assumptions we made to determine these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2007 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of PSUs awarded each named executive officer for the 2007-2009 cycle appear in Columns (g) and (l) of the Grants of Plan-Based Awards table on page 59.

For Ms. Arline, Mr. Bilbrey and Mr. Hernquist, Column (e) also includes the dollar amount recognized as expense for financial statement reporting purposes in 2007 and 2006 for RSU awards. For Mr. Alfonso, Mr. Snyder and Mr. West, Column (e) includes the amount recognized for financial statement reporting purposes in 2007 for RSU awards. The unvested portion of these RSU awards is included in the amounts presented in Columns (g) and (h) of the Outstanding Equity Awards table on page 61. The number of shares acquired and value received by the named executive officers with respect to RSU awards that vested in 2007 is included in Columns (d) and (e) of the Option Exercises and Stock Vested table.

(4) Column (f) presents the dollar amount recognized as expense by the Company for financial statement reporting purposes with respect to stock options held by the executive for the years indicated and does not reflect the value of shares actually received or which may be received in the future with respect to such stock options. The assumptions we made to determine these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2007 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of stock options awarded to each named executive officer during 2007 appears in Columns (j) and (l) of the Grants of Plan-Based Awards table.

The amounts realized in 2007 by Ms. Arline, Mr. Hernquist and Mr. Snyder with respect to options exercised appears in Columns (b) and (c) of the Option Exercises and Stock Vested table. As indicated on the Option Exercises and Stock Vested table, Messrs. Lenny, West, Alfonso, and Bilbrey did not receive cash or stock from the exercise of any option awards in 2007.

(5) As discussed in the Compensation Discussion and Analysis and as shown in Column (g), the Committee determined that no payments would be awarded under our Annual Incentive Program, or AIP, to the named executive officers in 2007, with the exception of Messrs. Bilbrey and Alfonso. Mr. Bilbrey received an award in 2007 based upon 50% of the International Commercial Group results in recognition of his leadership in achievement of their 2007 business unit objectives. As shown in Column (g) and discussed in the Compensation Discussion and Analysis, the Committee approved payment to Mr. Alfonso, under the terms of our AIP, of an award reflecting individual performance in his role prior to becoming CFO.

(6) Column (h) reflects the change in the actuarial present value of the named executive officer's pension benefit under the Company's tax-qualified pension plan and the Supplemental Executive Retirement Plan, or SERP, from the pension plan measurement date used in preparing the 2006 audited financial statements to the pension plan measurement date used in preparing the 2007 audited financial statements, determined using the interest rate and mortality rate assumptions consistent with those used in our 2007 audited financial statements. Mr. Alfonso does not participate in the defined benefit SERP, and Mr. Hernquist forfeited his SERP benefit upon his resignation as an executive officer.

The named executive officers also participate in our non-qualified Deferred Compensation Plan under which amounts deferred are credited with "earnings" based on the performance of one or more third-party investment options available to all participants in our 401(k) Plan. No portion of the "earnings" credited during 2007 was "above market" or "preferential." Consequently, no Deferred Compensation Plan earnings are included in amounts reported in Column (h) above. See the Pension Benefits table on page 67 and the Non-Qualified Deferred Compensation table on page 69 for more information on the benefits payable under the qualified pension plan, SERP and Deferred Compensation Plan to the named executive officers.

(7) All other compensation includes 401(k) matching contributions, perquisites and relocation expenses as described below:

| | | | |
|---|---|---|---|
| R. H. Lenny | 2007 | $243,269 | Payment upon retirement for unused vacation days |
| | | $ 39,375 | Supplemental 401(k) match |
| | | $ 10,125 | 401(k) match |
| | | $ 16,341 | Personal use of Company aircraft |
| | | $ 715 | Supplemental retirement contribution |
| | 2006 | $ 37,117 | Personal use of Company aircraft |
| | | $ 6,328 | 401(k) match |
| | | $ 661 | Supplemental retirement contribution |
| D. J. West | 2007 | $ 30,223 | Personal use of Company aircraft |
| | | $ 22,556 | Supplemental 401(k) match |
| | | $ 10,125 | 401(k) match |
| | | $ 9,018 | Company-paid financial counseling |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 573 | Supplemental retirement contribution |
| | 2006 | $ 8,161 | Company-paid financial counseling |
| | | $ 6,600 | 401(k) match |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 519 | Supplemental retirement contribution |
| H. P. Alfonso | 2007 | $ 55,853 | DC SERP contribution |
| | | $ 10,125 | 401(k) match |
| | | $ 9,982 | Supplemental 401(k) match |
| | | $ 6,928 | Company-paid financial counseling |
| | | $ 87 | Company-paid relocation expenses |
| M. K. Arline | 2007 | $983,121 | Supplemental retirement payment |
| | | $ 72,115 | Payment upon retirement for unused vacation days |
| | | $ 10,125 | 401(k) match |
| | | $ 8,940 | Company-paid financial counseling |
| | | $ 6,750 | Supplemental 401(k) match |
| | | $ 482 | Reimbursement of personal tax return preparation fee |
| | 2006 | $ 8,204 | Company-paid financial counseling |
| | | $ 6,052 | 401(k) match |
| J. P. Bilbrey | 2007 | $ 10,125 | 401(k) match |
| | | $ 8,832 | Company-paid financial counseling |
| | | $ 7,979 | Supplemental 401(k) match |
| | | $ 5,954 | Personal use of Company aircraft |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 548 | Supplemental retirement contribution |
| | 2006 | $376,509 | Relocation expenses and related taxes on relocation (See footnote 10) |
| | | $ 8,745 | Company-paid financial counseling |
| | | $ 3,401 | 401(k) match |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 494 | Supplemental retirement contribution |
| T. K. Hernquist | 2007 | $840,000 | Executive Benefit Protection Plan payment |
| | | $ 15,346 | Payment upon resignation for unused vacation days |
| | | $ 10,125 | 401(k) match |
| | | $ 8,905 | Company-paid financial counseling |
| | | $ 8,775 | Supplemental 401(k) match |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 553 | Supplemental retirement contribution |
| | 2006 | $ 7,855 | Company-paid financial counseling |
| | | $ 6,600 | 401(k) match |
| | | $ 800 | Reimbursement of personal tax return preparation fee |
| | | $ 499 | Supplemental retirement contribution |
| B. H. Snyder | 2007 | $ 10,125 | 401(k) match |
| | | $ 9,450 | Supplemental 401(k) match |
| | | $ 1,915 | Company-paid financial counseling |

Amounts shown for personal use of the Company aircraft were computed on the basis of the incremental expense incurred by the Company for the flights.

Ms. Arline retired at the end of 2007. As discussed in the Compensation Discussion and Analysis, in connection with her retirement, Ms. Arline received a payment of $983,121 to compensate her for foregone benefits under a previous early retirement program.

As discussed in the Compensation Discussion and Analysis, Mr. Hernquist resigned as an executive officer of the Company on December 4, 2007. His last day of active employment with the Company was December 31, 2007. In connection with his resignation, Mr. Hernquist received a cash payment of $840,000 under the terms of the Company's Executive Benefits Protection Plan.

(8) As discussed in the Compensation Discussion and Analysis, Mr. Lenny retired at the end of 2007. He was Chairman of the Board, President and Chief Executive Officer through October 1, 2007 and Chairman of the Board and Chief Executive Officer from October 2, 2007 through November 30, 2007. Effective December 1, 2007 through December 31, 2007, he served as Chairman of the Board.

(9) Mr. West was Senior Vice President, Chief Financial Officer when he was elected Executive Vice President, Chief Operating Officer on January 24, 2007. Mr. West continued to hold the position of Chief Financial Officer through July 15, 2007. He was elected President on October 2, 2007 and President and Chief Executive Officer on December 1, 2007. Mr. Alfonso was elected Chief Financial Officer on July 16, 2007.

(10) At the time Mr. Bilbrey joined Hershey in 2003, we agreed to provide certain relocation assistance in connection with the sale of his residence and move to the Hershey, Pennsylvania area. Mr. Bilbrey sold his prior residence during 2006 and received a payment of $150,000 to partially offset the loss on sale of his prior residence, $69,675 for moving, storage and closing costs and $156,834 for reimbursement of certain taxes related to his relocation.

## Grants of Plan-Based Awards

The following table and explanatory footnotes provide information with regard to the potential cash award that might have been earned during 2007 under the AIP, and with respect to each PSU, stock option and restricted stock unit awarded to each named executive officer during 2007. No amounts were earned under the AIP during 2007 by the named executive officers for the portion of the year they served as executive officers with the exception of Mr. Bilbrey, who received an award in 2007 based upon 50% of the International Commercial Group results in recognition of his leadership in achievement of their 2007 business unit objectives.

### Grants of Plan-Based Awards 2007

| | | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Possible Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards: Number of Shares of Stock or Units[4] (#) | All Other Option Awards: Number of Securities Under-lying Options[5] (#) | Exercise or Base Price of Option Awards[6] ($/Sh) | Grant Date Fair Value of Stock and Option Awards[7] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date[1] | Thres-hold ($) | Target ($) | Maximum ($) | Thres-hold (#) | Target (#) | Maxi-mum (#) | | | | |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) | (k) | (l) |
| R. H. Lenny | 2/13/2007 | — | — | 3,000,000 | 11,800 | 47,200 | 118,000 | — | — | — | 2,377,464 |
| | 4/23/2007 | — | — | — | — | — | — | — | 182,650 | 54.68 | 2,365,318 |
| D. J. West | 2/13/2007 | 19,186 | 639,540 | 1,279,080 | 3,650 | 14,600 | 36,500 | — | — | — | 735,402 |
| | 4/23/2007 | — | — | — | — | — | — | — | 56,250 | 54.68 | 728,438 |
| | 10/02/2007 | — | — | — | 3,800 | 15,200 | 38,000 | 22,000 | 37,400[8] | 45.78[8] | 2,147,906 |
| H. P. Alfonso | 2/13/2007 | 342 | 290,929 | 581,858 | 1,163 | 4,650 | 11,625 | — | — | — | 234,221 |
| | 4/23/2007 | — | — | — | — | — | — | — | 14,800 | 54.68 | 191,660 |
| | 5/01/2007 | — | — | — | — | — | — | 7,750 | — | — | 426,250 |
| | 8/06/2007 | — | — | — | 963 | 3,850 | 9,625 | — | 15,700[9] | 46.64[9] | 359,403 |
| M. K. Arline | 2/13/2007 | 6,750 | 225,000 | 450,000 | 1,550 | 6,200 | 15,500 | — | — | — | 312,294 |
| | 4/23/2007 | — | — | — | — | — | — | — | 23,750 | 54.68 | 307,563 |
| J. P. Bilbrey | 2/13/2007 | 7,326 | 244,215 | 488,429 | 1,600 | 6,400 | 16,000 | — | — | — | 322,368 |
| | 4/23/2007 | — | — | — | — | — | — | — | 24,750 | 54.68 | 320,513 |
| | 12/10/2007 | — | — | — | 413 | 1,650 | 4,125 | — | — | — | 83,111 |
| T. K. Hernquist | 2/13/2007 | 8,820 | 294,000 | 588,000 | 1,838 | 7,350 | 18,375 | — | — | — | 370,220 |
| | 4/23/2007 | — | — | — | — | — | — | — | 23,400 | 54.68 | 303,030 |
| B. H. Snyder | 2/13/2007 | 7,830 | 261,000 | 522,000 | 1,800 | 7,200 | 18,000 | — | — | — | 362,664 |
| | 4/23/2007 | — | — | — | — | — | — | — | 22,550 | 54.68 | 292,023 |
| | 11/11/2007 | — | — | — | — | — | — | 5,000 | — | — | 205,200 |

### Addendum to Grants of Plan-Based Awards Table

| | | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | 2007 Actual Non-Equity Incentive Plan Award[2] ($) |
|---|---|---|---|---|---|
| Name | Grant Date | Thres-hold ($) | Target ($) | Maximum ($) | |
| R. H. Lenny | 2/13/2007 | 0 | 0 | 3,000,000 | 0 |
| D. J. West | 2/13/2007 | 19,186 | 639,540 | 1,279,080 | 0 |
| H. P. Alfonso | 2/13/2007 | 342 | 290,929 | 581,858 | 34,195 |
| M. K. Arline | 2/13/2007 | 6,750 | 225,000 | 450,000 | 0 |
| J. P. Bilbrey | 2/13/2007 | 7,326 | 244,215 | 488,429 | 36,718 |
| T. K. Hernquist | 2/13/2007 | 8,820 | 294,000 | 588,000 | 0 |
| B. H. Snyder | 2/13/2007 | 7,830 | 261,000 | 522,000 | 0 |

(1) All awards presented were made in accordance with the Company's stockholder-approved Incentive Plan. Dates listed in Column (b) represent the Grant Date for PSUs reflected in Columns (f), (g) and (h), RSUs listed in Column (i), and the stock options listed in Column (j).

(2) As discussed in the Compensation Discussion and Analysis and footnote (5) to the Summary Compensation Table, no AIP payments were awarded to the named executive officers in 2007, with the exception of Messrs. Bilbrey and Alfonso. The amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the AIP targets approved for the named executive officers in February 2007. The amount for Mr. Lenny reflects a maximum contingent AIP award made in February 2007 under the provisions of our Incentive Plan. The maximum contingent award is intended to ensure that the amount of any AIP award that might have been paid to him would qualify as tax-deductible performance-based compensation under section 162(m) of the Internal Revenue Code. Although no amount was awarded to Mr. Lenny for 2007 performance, an award would have been based on factors similar to those applied to other named executive officers.

For the named executive officers other than Mr. Lenny, the threshold amount is the amount that would have been payable had the minimum level of performance been achieved. Target is the amount payable had the business performance been achieved at 100% on all three metrics. The maximum amount reflects the highest amount payable for maximum performance on all three metrics.

(3) The number of units presented in Columns (f), (g) and (h) represent PSUs awarded for the 2007-2009 cycle. Each of the named executive officers received a contingent target award in February 2007, and as discussed in the Compensation Discussion and Analysis, Messrs. West, Alfonso and Bilbrey received additional PSUs in connection with their promotions in 2007.

Each PSU represents the value of one share of our Common Stock. The number of PSUs earned will depend upon achievement against two equally-weighted performance measures: the Company's three-year absolute compound annual growth in diluted EPS from operations against our internal benchmark and our cumulative, three-year relative total stockholder return, or TSR, compared to the TSR of our high-performing financial peer group. The minimum award as shown in Column (f) is payable for achievement of the threshold score on either metric and the maximum award as shown in Column (h) is payable at achievement of the maximum score on each metric.

The actual number of PSUs earned by any of the named executive officers will not be known until the conclusion of the three-year cycle on December 31, 2009. PSUs earned from the 2007-2009 performance cycle will be paid only in shares of our Common Stock. More information regarding PSUs and the 2007 award can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table below.

As a result of their retirements, Mr. Lenny and Ms. Arline will not satisfy the conditions to receive any payment for the contingent target awards presented in Columns (f) through (h). As a result of his resignation, Mr. Hernquist will not satisfy the conditions to receive any payment for the contingent target award presented in Columns (f) through (h).

(4) Column (i) includes RSU awards made in 2007 as discussed on page 49 of the Compensation Discussion and Analysis.

(5) The number of options awarded to each named executive officer on April 23, 2007, was calculated as one-half of the executive's long-term incentive target percentage times his or her 2007 base salary divided by the Black-Scholes value of $12.95 for each option. The Black-Scholes value is based on the $54.68 exercise price for these options determined as the closing price of the Company's Common Stock on the award date, April 23, 2007.

As a result of his resignation, 11,700 of the 23,400 options awarded to Mr. Hernquist on April 23, 2007 were forfeited.

All options awarded by the Company have a 10-year term, subject to earlier expiration in the event of termination of employment, and vest in 25% increments over four years, subject to acceleration in the event of a change in control of the Company and continued vesting in the event of retirement, death or disability.

More information regarding stock options and the 2007 award can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table below.

(6) This column presents the exercise price for each option award based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the award date shown in Column (b).

(7) Column (l) presents the aggregate award date fair value of the target number of PSUs reported in Column (g), grant date fair value of RSU awards reported in Column (i) and the stock options reported in Column (j), as determined in accordance with SFAS No. 123R. The assumptions used in determining these amounts are set forth in note 15 to the Company's consolidated financial statements included in our 2007 Annual Report to Stockholders that accompanies this proxy statement.

(8) Mr. West was granted 37,400 stock options on October 2, 2007, when he was elected President of the Company.

(9) Mr. Alfonso was granted 15,700 stock options on August 6, 2007, following his election as our CFO.

## Outstanding Equity Awards

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2007. All values in the table are based on a market value for our Common Stock of $39.40, the closing price of our Common Stock on December 31, 2007, as reported by the New York Stock Exchange.

### Outstanding Equity Awards As of December 31, 2007

| | Option Awards[1] | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options[2] (#) Exercisable | Number of Securities Underlying Unexercised Options[3] (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested[4] (#) | Market Value of Shares or Units of Stock That Have Not Vested[5] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($) |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| R. H. Lenny | — | 182,650 | — | 54.680 | 12/31/2012 | 145,000 | 6,039,648 | 3,663 | 144,322 |
| | 39,288 | 117,862 | — | 52.300 | 12/31/2012 | — | — | — | — |
| | 79,200 | 79,200 | — | 61.700 | 12/31/2012 | — | — | — | — |
| | 144,825 | 48,275 | — | 39.445 | 12/31/2012 | — | — | — | — |
| | 90,900 | — | — | 32.450 | 12/31/2012 | — | — | — | — |
| | 115,300 | — | — | 32.250 | 12/31/2012 | — | — | — | — |
| | 3,600 | — | — | 34.845 | 02/12/2012 | — | — | — | — |
| | 219,200 | — | — | 34.655 | 01/21/2012 | — | — | — | — |
| | 736,400 | — | — | 32.325 | 03/11/2011 | — | — | — | — |
| **Total** | **1,428,713** | **427,987** | **—** | **—** | **—** | **145,000** | **6,039,648** | **3,663** | **144,322** |
| D. J. West | — | 37,400 | — | 45.780 | 10/01/2017 | 18,000 | 749,749 | 7,450 | 293,530 |
| | — | 56,250 | — | 54.680 | 04/22/2017 | 22,000 | 873,345 | 1,010 | 39,794 |
| | 7,263 | 21,787 | — | 52.300 | 02/15/2016 | — | — | — | — |
| | 19,600 | 19,600 | — | 61.700 | 02/14/2015 | — | — | — | — |
| | 3,000 | 3,000 | — | 55.540 | 12/31/2014 | — | — | — | — |
| | 40,575 | 13,525 | — | 37.755 | 02/01/2014 | — | — | — | — |
| | 64,100 | — | — | 32.250 | 02/02/2013 | — | — | — | — |
| | 25,000 | — | — | 34.655 | 01/21/2012 | — | — | — | — |
| | 5,000 | — | — | 29.515 | 05/20/2011 | — | — | — | — |
| **Total** | **164,538** | **151,562** | **—** | **—** | **—** | **40,000** | **1,623,094** | **8,460** | **333,324** |
| H. P. Alfonso | — | 15,700 | — | 46.640 | 08/05/2017 | 15,250 | 619,711 | 2,125 | 83,725 |
| | — | 14,800 | — | 54.680 | 04/22/2017 | — | — | 405 | 15,957 |
| | 4,700 | 14,100 | — | 55.560 | 07/16/2016 | — | — | — | — |
| **Total** | **4,700** | **44,600** | **—** | **—** | **—** | **15,250** | **619,711** | **2,530** | **99,682** |
| M. K. Arline | — | 23,750 | — | 54.680 | 12/31/2012 | 16,500 | 687,113 | 480 | 18,912 |
| | 5,113 | 15,337 | — | 52.300 | 12/31/2012 | — | — | — | — |
| | 8,876 | 8,874 | — | 61.700 | 12/31/2012 | — | — | — | — |
| | 19,650 | 6,550 | — | 37.755 | 12/31/2012 | — | — | — | — |
| | 46,900 | — | — | 32.250 | 12/31/2012 | — | — | — | — |
| | 19,010 | — | — | 34.655 | 01/21/2012 | — | — | — | — |
| **Total** | **99,549** | **54,511** | **—** | **—** | **—** | **16,500** | **687,113** | **480** | **18,912** |
| J. P. Bilbrey | — | 24,750 | — | 54.680 | 04/22/2017 | 15,000 | 624,649 | 2,013 | 79,312 |
| | 4,925 | 14,775 | — | 52.300 | 02/15/2016 | 2,500 | 105,138 | 685 | 26,989 |
| | 7,876 | 7,874 | — | 61.700 | 02/14/2015 | — | — | — | — |
| | 18,450 | 6,150 | — | 37.755 | 02/01/2014 | — | — | — | — |
| | 23,250 | — | — | 38.850 | 11/30/2013 | — | — | — | — |
| **Total** | **54,501** | **53,549** | **—** | **—** | **—** | **17,500** | **729,787** | **2,698** | **106,301** |
| T. K. Hernquist | — | 11,700 | — | 54.680 | 12/31/2009 | 18,250 | 760,163 | — | — |
| | 6,075 | 12,150 | — | 52.300 | 12/31/2009 | 6,250 | 265,044 | — | — |
| | 17,426 | 17,424 | — | 61.700 | 12/31/2009 | — | — | — | — |
| | 20,625 | 6,875 | — | 37.755 | 12/31/2009 | — | — | — | — |
| | 39,200 | — | — | 32.230 | 12/31/2009 | — | — | — | — |
| **Total** | **83,326** | **48,149** | **—** | **—** | **—** | **24,500** | **1,025,207** | **—** | **—** |
| B. H. Snyder | — | 22,550 | — | 54.680 | 04/22/2017 | 22,250 | 926,774 | 1,800 | 70,920 |
| | 5,938 | 17,812 | — | 52.300 | 02/15/2016 | 5,000 | 198,488 | 645 | 25,413 |
| | 10,250 | 10,250 | — | 61.700 | 02/14/2015 | — | — | — | — |
| | 23,925 | 7,975 | — | 37.755 | 02/01/2014 | — | — | — | — |
| **Total** | **40,113** | **58,587** | **—** | **—** | **—** | **27,250** | **1,125,262** | **2,445** | **96,333** |

(1) Columns (b) through (f) present information about stock options awarded to each named executive officer under the Incentive Plan. Except as otherwise described in these footnotes, each option vests as to 25% of the shares on each of the first four anniversaries of the award date, subject to earlier vesting in the event of a change in control. Upon termination of employment, vested options must be exercised and unvested options are cancelled, except in the case of retirement, death, or disability in which case the options continue to vest as scheduled and may be exercised for up to five years after termination of employment. If termination occurs within two years after a change in control for any reason other than for cause or by the executive without good reason, vested options may be exercised for one year after termination. No option may be exercised after its expiration date.

(2) Options listed in Column (b) are vested and may be exercised by the executive at any time subject to the terms of the stock option.

(3) Options listed in Column (c) have not vested as of December 31, 2007. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued employment (or retirement, death or disability) and to acceleration in the event of a change in control.

| Grant Date | Future Vesting Dates | Number of Options Vesting | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | R. H. Lenny | D. J. West | H. P. Alfonso | M. K. Arline | J. P. Bilbrey | T. K. Hernquist | B. H. Snyder |
| 10/02/2007 | 10/02/2008 | — | 9,350 | — | — | — | — | — |
| | 10/02/2009 | — | 9,350 | — | — | — | — | — |
| | 10/02/2010 | — | 9,350 | — | — | — | — | — |
| | 10/02/2011 | — | 9,350 | — | — | — | — | — |
| 08/06/2007 | 08/06/2008 | — | — | 3,925 | — | — | — | — |
| | 08/06/2009 | — | — | 3,925 | — | — | — | — |
| | 08/06/2010 | — | — | 3,925 | — | — | — | — |
| | 08/06/2011 | — | — | 3,925 | | | | |
| 04/23/2007 | 04/23/2008 | 45,663 | 14,063 | 3,700 | 5,938 | 6,188 | 5,850 | 5,638 |
| | 04/23/2009 | 45,663 | 14,063 | 3,700 | 5,938 | 6,188 | 5,850 | 5,638 |
| | 04/23/2010 | 45,662 | 14,062 | 3,700 | 5,937 | 6,187 | — | 5,637 |
| | 04/23/2011 | 45,662 | 14,062 | 3,700 | 5,937 | 6,187 | — | 5,637 |
| 07/17/2006 | 07/17/2008 | — | — | 4,700 | — | — | — | — |
| | 07/17/2009 | — | — | 4,700 | — | — | — | — |
| | 07/17/2010 | — | — | 4,700 | — | — | — | — |
| 02/16/2006 | 02/16/2008 | 39,288 | 7,263 | — | 5,113 | 4,925 | 6,075 | 5,938 |
| | 02/16/2009 | 39,287 | 7,262 | — | 5,112 | 4,925 | 6,075 | 5,937 |
| | 02/16/2010 | 39,287 | 7,262 | — | 5,112 | 4,925 | — | 5,937 |
| 02/15/2005 | 02/15/2008 | 39,600 | 9,800 | — | 4,437 | 3,937 | 8,712 | 5,125 |
| | 02/15/2009 | 39,600 | 9,800 | — | 4,437 | 3,937 | 8,712 | 5,125 |
| 01/01/2005 | 01/01/2008 | — | 1,500 | — | — | — | — | — |
| | 01/01/2009 | — | 1,500 | — | — | — | — | — |
| 02/16/2004 | 02/16/2008 | 48,275 | — | — | — | — | — | — |
| 02/02/2004 | 02/02/2008 | — | 13,525 | — | 6,550 | 6,150 | 6,875 | 7,975 |
| **Total per Executive** | | **427,987** | **151,562** | **44,600** | **54,511** | **53,549** | **48,149** | **58,587** |

(4) For Mr. Lenny, Column (g) includes PSUs earned with respect to the 2003-2005 performance cycle which vested on his 55th birthday, January 5, 2007. As a result of his retirement, Mr. Lenny will receive payment for these units in 2008.

For Mr. West, Column (g) includes 18,000 PSUs earned with respect to the 2003-2005 performance cycle which will not vest until the earlier of December 31, 2008 or his termination, and 22,000 unvested RSUs awarded Mr. West on October 2, 2007 which vested on January 2, 2008, but are not eligible for payment until April 2, 2008.

Column (g) for Mr. Alfonso includes 15,250 unvested RSUs awarded Mr. Alfonso in 2007 and 2006. These RSUs will vest as follows: 2,557 units on May 1, 2008, 2,558 units on May 1, 2009, and 2,635 units on May 1, 2010; increments of 3,000 units on July 17, 2008 and July 17, 2009; and increments of 500 units on September 1, 2008, September 1, 2009, and September 1, 2010.

For Ms. Arline, Column (g) includes PSUs earned with respect to the 2003-2005 performance cycle which vested on her 55th birthday, March 27, 2007. As a result of her retirement, Ms. Arline will receive payment for these units in 2008.

For Mr. Bilbrey, Column (g) includes 15,000 PSUs earned with respect to the 2003-2005 performance cycle which will not vest until December 31, 2008 and 2,500 RSUs awarded Mr. Bilbrey on August 8, 2005. These RSUs will vest in increments of 1,250 units on August 8, 2008 and August 8, 2009.

For Mr. Hernquist, Column (g) includes 18,250 PSUs earned with respect to the 2003-2005 performance cycle which will not vest until December 31, 2008 and 6,250 RSUs awarded Mr. Hernquist in 2005 and 2004. These RSUs will vest in increments of 2,500 units on February 28, 2008 and February 28, 2009 and in an increment of 1,250 units on June 16, 2008.

For Mr. Snyder, Column (g) includes 22,250 PSUs earned with respect to the 2003-2005 performance cycle which are payable at the earlier of his retirement or December 31, 2008 and 5,000 RSUs awarded Mr. Snyder in 2007. These RSUs will vest on November 11, 2008.

(5) Column (h) contains the value of the PSUs and RSUs reported in Column (g) using a price per share of our Common Stock of $39.40, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2007, the last trading day of 2007. Column (h) also includes accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of PSUs and interest through December 31, 2007 on the PSUs and accrued cash credits equivalent to dividends through December 31, 2007 on the RSUs included in Column (g). Accrued cash credits equivalent to dividends and interest will be paid in cash upon vesting.

(6) Based on progress to date against goals, amounts presented in Column (i) for the 2007-2009 and 2006-2008 performance cycles are presented at the threshold levels set at the start of the three-year performance cycle.

For Mr. Lenny, Column (i) includes 3,663 PSUs earned for the 2006-2008 performance cycle. In that Mr. Lenny worked two of the three years of this performance cycle, the original number of units awarded Mr. Lenny was reduced by one-third in accordance with the terms of the EICP. Mr. Lenny is eligible for payment of these units at the conclusion of the cycle. The actual number of PSUs earned, if any, will be determined at the end of the performance cycle and may be more or less than the amount reflected in Column (i).

For Messrs. West, Alfonso, Bilbrey and Snyder, the first number in Column (i) is the threshold-level number of PSUs awarded for the 2007-2009 performance cycle. The second number in Column (i) is the threshold-level number of PSUs awarded for the 2006-2008 performance cycle. The actual number of PSUs earned, if any, will be determined at the end of each performance cycle and may be more or less than the amount reflected in Column (i).

For Ms. Arline, Column (i) includes 480 PSUs earned for the 2006-2008 performance cycle. In that Ms. Arline worked two of the three years of this performance cycle, the original number of units awarded Ms. Arline was reduced by one-third in accordance with the terms of the EICP. Ms. Arline is eligible for payment of these units at the conclusion of the cycle. The actual number of PSUs earned, if any, will be determined at the end of the performance cycle and may be more or less than the amount reflected in Column (i).

As noted in footnote (3) of the Grants of Plan-Based Awards table, Mr. Lenny and Ms. Arline forfeited the contingent target awards granted to them for the 2007-2009 performance cycle. As a result of his resignation, Mr. Hernquist forfeited the contingent target awards granted to him for the 2007-2009 and 2006-2008 performance cycles.

(7) Column (j) contains the value of PSUs reported in Column (i) using the price per share of our Common Stock of $39.40, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2007, the last trading day of 2007.

## Option Exercises and Stock Vested

As results were below the financial targets set at the beginning of the 2005-2007 PSU performance cycle that ended on December 31, 2007, no payments were made to any executives for the 2005-2007 performance cycle. Consequently, no awards are included in Column (d) below with respect to PSU awards for the 2005-2007 performance cycle. The following table and explanatory footnotes provide information with regard to amounts paid to or received by our named executive officers during 2007 as a result of the exercise of stock options or the vesting of stock awards.

### Option Exercises and Stock Vested
### 2007

| | Option Awards(1) | | Stock Awards(2) | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| (a) | (b) | (c) | (d) | (e) |
| R. H. Lenny | — | — | 145,000 | 6,039,648 |
| D. J. West | — | — | — | — |
| H. P. Alfonso | — | — | 6,500(3) | 333,539 |
| M. K. Arline | 30,300 | 732,877 | 1,250(4)<br>16,500 | 61,350<br>687,113 |
| J. P. Bilbrey | — | — | 1,250(5) | 61,350 |
| T. K. Hernquist | 10,000 | 97,700 | 3,750(6) | 203,413 |
| B. H. Snyder | 15,800 | 320,262 | — | — |

(1) Column (b) is the number of stock options exercised by the named executive officer during 2007 and Column (c) is the market value at the time of exercise of the shares purchased less the exercise price paid.

(2) For Mr. Lenny and Ms. Arline, Column (d) includes the number of PSUs for the 2003-2005 performance cycle that vested when each attained the age of 55 and became payable December 31, 2007 due to retirement. For Mr. Alfonso, Ms. Arline, Mr. Bilbrey, and Mr. Hernquist, Column (d) also includes the number of RSUs that vested in 2007 as a result of prior year awards. These awards are described in more detail in the following footnotes.

(3) On July 17, 2007, 6,000 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 4,500 of the vested RSUs and to receive a cash payment for the remaining 1,500 RSUs. On the vesting date of these RSUs, Mr. Alfonso also received a cash payment of $6,480, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral and liquidated four RSUs to meet tax obligations on the deferred portion of his award, resulting in deferral of 4,496 RSUs. Based on Mr. Alfonso's deferral election, these 4,496 RSUs will be paid as shares of Common Stock, net of applicable taxes, in 2010. Required tax withholdings were deducted from the cash payment issued for the remaining 1,500 RSUs and from the cash issued in lieu of dividends on this portion of his award.

On October 1, 2007, an additional 500 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 75% of this award and receive immediate payment in shares of the Company's Common Stock for the remaining 25%. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $415, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of 375 shares. Based on Mr. Alfonso's deferral election, these 375 RSUs will be paid as shares of Common Stock, net of applicable taxes, in 2009. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for immediate payment in shares and liquidated 37 RSUs to meet tax obligations on the portion designated for immediate payment, resulting in his receipt of 88 shares of the Company's Common Stock.

The value of the RSUs paid to Mr. Alfonso was based on the closing prices of the Company's Common Stock on the trading days immediately preceding the vesting dates. Required tax withholdings were deducted from all payments.

Column (e) reflects the market value of the 6,500 shares realized by Mr. Alfonso on the vesting dates and the cash equivalent of dividends paid on the vesting dates.

(4) On August 8, 2007, 1,250 RSUs awarded to Ms. Arline in 2005 vested. Ms. Arline elected to receive a cash payment for the vested shares and received a gross payment of $58,775. On the vesting date of these RSUs, Ms. Arline also received a cash payment of $2,575, equivalent to dividends that would have been earned on these RSUs had she held Common Stock instead of RSUs during the vesting period. Required tax withholdings were deducted from all payments. The value of the RSUs paid to Ms. Arline was based on the closing price of the Company's Common Stock on the trading day immediately preceding the vesting date. Column (e) reflects the market value of the 1,250 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

(5) On August 8, 2007, 1,250 RSUs awarded to Mr. Bilbrey in 2005 vested. Mr. Bilbrey elected to defer 100% of the award until January 2008. On the vesting date of these RSUs, Mr. Bilbrey also received a cash payment of $2,575, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Required tax withholdings were deducted from all payments. The value of the RSUs paid to Mr. Bilbrey was based on the closing price of the Company's Common Stock on the trading day immediately preceding the vesting date. Column (e) reflects the market value of the 1,250 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

(6) On February 28, 2007, 2,500 RSUs awarded to Mr. Hernquist in 2005 vested. Mr. Hernquist elected to receive a cash payment for the vested shares and received a gross payment of $130,875. On the vesting date of these RSUs, Mr. Hernquist also received a cash payment of $5,025, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period.

On June 16, 2007, 1,250 RSUs awarded to Mr. Hernquist in 2004 vested. Mr. Hernquist elected to receive a cash payment for the vested shares and received a gross payment of $63,838. On the vesting date of these RSUs, Mr. Hernquist also received a cash payment of $3,675, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period.

Required tax withholdings were deducted from all payments. The value of the RSUs paid to Mr. Hernquist was based on the closing prices of the Company's Common Stock on the trading days immediately preceding the vesting dates. Column (e) reflects the market value of the 3,750 shares on the vesting dates and the cash equivalent of dividends paid on the vesting dates.



## Pension Benefits

Each of the named executive officers is a participant in our tax-qualified defined benefit pension plan and is fully vested in his or her benefit under that plan. All, except Mr. Alfonso, were eligible to participate in our non-qualified defined benefit Supplemental Executive Retirement Plan, or SERP. With the exception of Mr. West, whose eligibility for a SERP benefit is described below, no benefit is payable under the SERP if the executive officer terminates employment prior to age 55 or if he or she does not have five years of service with the Company. As of December 31, 2007, Mr. Lenny, Ms. Arline and Mr. Snyder were age 55 or older with five years of service. Mr. Lenny and Ms. Arline elected to retire at the end of 2007.

The combination of the tax-qualified and SERP plans were designed to provide a benefit on retirement at or after reaching age 60 based on a joint and survivor annuity equal to 55% of final average compensation for an executive officer with 15 or more years of service (reduced pro rata for each year of service under 15). Effective January 1, 2007, the benefit payable under the SERP to an executive officer who was age 50 or over as of January 1, 2007 was reduced by 10%, and the benefit payable to an executive officer who had not attained age 50 as of January 1, 2007, was reduced by 20%.

Final average compensation is calculated as the sum of (i) the average of the highest three calendar years of base salary paid over the last five years of employment with the Company and (ii) the average of the highest three annual AIP awards for the last five years of employment with the Company, whether received or deferred. The benefit accrued under the SERP is payable upon retirement in a lump sum or life annuity with 50% benefit continuation to the participant's surviving spouse. The lump sum is equal to the actuarial present value of the joint and survivor pension earned, reduced by the lump sum value of the benefits to be paid under the tax-qualified pension plan and the value of the executive's Social Security benefits. If the executive officer terminates employment after age 55 but before age 60, the benefit is reduced for early retirement at a rate of 5% per year for the period until the executive would have turned 60.

Our employment agreement with Mr. Lenny contained special provisions relating to the calculation of his benefit under the SERP in recognition of the impact a mid-career change in jobs has on the long-term accrual of retirement benefits. Under the employment agreement, Mr. Lenny was effectively credited with two years of service for each year of service from his hire date through his 55th birthday. This formula produced a benefit based on 37.5% of his final average compensation at age 55.

Our employment agreement with Mr. West contains special provisions relating to the vesting of his benefit under the SERP. Under the employment agreement, Mr. West is fully vested in his accrued SERP benefit as of January 2, 2008; until January 2, 2008, Mr. West was fully vested in his accrued SERP benefit unless he was terminated for cause or resigned without good reason. If Mr. West terminates employment prior to age 60, the benefit payable upon termination is reduced for early retirement at a rate of 5% per year for the period between termination and attainment of age 60.

Mr. Hernquist resigned his executive officer position effective December 4, 2007 and his active employment ended December 31, 2007. As a result of his termination of employment, Mr. Hernquist forfeited his SERP benefit. As a result of Mr. Hernquist's resignation, he became a participant in the non-qualified defined benefit Compensation Limit Replacement Plan, or CLRP and his CLRP benefit of $118,087 was determined as if he had always been eligible to participate in the CLRP.

The CLRP provides each participant the defined benefit he or she would have earned under our tax-qualified defined benefit pension plan were it not for the legal limitation on compensation used to determine benefits. Upon separation, benefits under the CLRP are payable in a single lump sum or may be deferred into the Deferred Compensation Plan. A participant is eligible for his or her CLRP benefit after five years of service or attaining age 55 (unless the participant is terminated for cause), and is also eligible upon death; participants who become disabled are 100% vested in their benefit and continue to accrue additional benefits for up to two additional years.

The following table and explanatory footnotes provide information regarding the present value of benefits accrued under the tax-qualified defined benefit pension plan and the SERP for each named executive officer as of December 31, 2007. The amounts shown for the SERP reflect the reduction for the present value of the benefits under the tax-qualified pension plan and Social Security benefits.

**Pension Benefits**
**2007**

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit[1] ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) |
| R. H. Lenny[2] | The Hershey Company Retirement Plan | 7 | 101,469 | — |
| | Supplemental Executive Retirement Plan | 11 | 13,413,321 | — |
| D. J. West | The Hershey Company Retirement Plan | 7 | 95,977 | — |
| | Supplemental Executive Retirement Plan | 7 | 983,301 | — |
| H. P. Alfonso | The Hershey Company Retirement Plan | 1 | 5,516 | — |
| M. K. Arline | The Hershey Company Retirement Plan | 26 | 543,883 | — |
| | Supplemental Executive Retirement Plan | 26 | 3,048,068 | — |
| J. P. Bilbrey | The Hershey Company Retirement Plan | 4 | 42,459 | — |
| | Supplemental Executive Retirement Plan | 4 | 525,808 | — |
| T. K. Hernquist | The Hershey Company Retirement Plan | 5 | 58,934 | — |
| | Supplemental Executive Retirement Plan | 5 | 676,240[3] | — |
| B. H. Snyder | The Hershey Company Retirement Plan | 25 | 367,586 | — |
| | Supplemental Executive Retirement Plan | 25 | 5,105,822 | — |

(1) These amounts have been calculated using interest rate, mortality and other assumptions consistent with those used for financial reporting purposes as set forth in note 12 to the Company's consolidated financial statements included in our 2007 Annual Report to Stockholders which accompanies this proxy statement. The actual payments would differ due to plan assumptions and the estimated vested SERP benefit as of December 31, 2007 for Mr. Lenny was $15,359,000, for Ms. Arline it was $3,377,700 and for Mr. Snyder it was $5,279,700. The amounts are based on final average compensation of each named executive officer under the terms of the SERP as of December 31, 2007:

| Name | Final Average Compensation ($) |
|---|---|
| R. H. Lenny | 3,284,473 |
| D. J. West | 986,441 |
| H. P. Alfonso | N/A |
| M. K. Arline | 683,654 |
| J. P. Bilbrey | 667,074 |
| T. K. Hernquist | 752,259 |
| B. H. Snyder | 803,939 |

(2) Our employment agreement with Mr. Lenny provides for more rapid accrual under the SERP. His 6.8 years of service are equivalent to 11.2 years of service under the SERP.

(3) As a result of his resignation, Mr. Hernquist forfeited his SERP benefit. He will receive a CLRP payment of $118,087 instead of the $676,240 SERP benefit listed above.



## Non-Qualified Deferred Compensation

Our named executive officers are eligible to participate in The Hershey Company Deferred Compensation Plan. The Deferred Compensation Plan is a non-qualified plan that permits participants to defer receipt of compensation otherwise payable to them. The Deferred Compensation Plan is intended to secure the goodwill and loyalty of participants by enabling them to defer compensation when the participant deems it to be beneficial to do so and by providing a vehicle for the Company to provide on a non-qualified basis contributions which could not be made on the participant's behalf to the tax-qualified 401(k) Plan.

Our named executive officers may elect to defer payments to be received as a result of SERP, CLRP, AIP, PSU and RSU awards (but not stock options). Amounts deferred are credited to the participant's account under the Plan. Effective January 1, 2007, we began crediting the named executive officers' deferred compensation accounts with the amount of employer matching contributions that exceed the limits established by the Internal Revenue Service for contribution to the 401(k) Plan. These amounts are credited in the first quarter of the year after they are earned. As shown in the notes to the Summary Compensation Table on page 57, these amounts are included as "All Other Compensation" in the year earned, but are included in Column (c) of the Non-Qualified Deferred Compensation table in the year credited. Amounts deferred are fully vested and will be paid at a future date or at termination of employment, as the participant may elect.

Payments are distributed in a lump sum or in annual installments of up to 15 years. All amounts are payable in a lump sum following a change in control. All elections and payments under the Plan are subject to compliance with section 409A of the Internal Revenue Code which may limit elections and require a delay in payment of benefits in certain circumstances.

While deferred, amounts are credited with "earnings" as if they were invested as the participant elects in one or more investment options available under the Plan. The investment options under the Plan consist of investment in shares of our Common Stock or in mutual funds or other investments available to participants in our 401(k) Plan. The participants' accounts under the Plan will be adjusted from time to time, up or down, depending upon performance of the investment options elected.

Effective July 16, 2007, Mr. Alfonso was eligible to participate in our non-qualified defined contribution SERP, or DC SERP, a part of the Deferred Compensation Plan. The DC SERP provides annual allocations to the Deferred Compensation Plan equal to a percentage of compensation determined by the Compensation Committee in its sole discretion. In order to receive the annual DC SERP allocation, an executive officer must (i) defer in the 401(k) Plan the maximum amount allowed by the Company or IRS and (ii) be employed on the last day of the plan year unless he or she terminates employment while at least age 55, retires, dies or becomes disabled. After completing five years of service with the Company, an executive officer is vested in 10% increments based on his or her age. An executive age 46 with five years of service is 10% vested and an executive age 55 with five years of service is 100% vested. Mr. Alfonso's annual DC SERP allocation is equal to 12.5% of his base salary and AIP for the calendar year, whether paid or deferred.

The following table sets forth information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during 2007 and the aggregate balance of the accounts as of December 31, 2007.

## Non-Qualified Deferred Compensation 2007

| Name | Executive Contributions in Last Fiscal Year[1] ($) | Registrant Contributions in Last Fiscal Year ($) | Aggregate Earnings in Last Fiscal Year[2] ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year-End[3] ($) |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| R. H. Lenny | — | — | (1,172,167) | — | 7,988,654 |
| D. J. West | — | — | (35,068) | — | 168,045 |
| H. P. Alfonso | 244,677 | — | (49,953) | — | 194,724 |
| M. K. Arline | 612,197 | — | (147,573) | — | 883,972 |
| J. P. Bilbrey | 636,569 | — | (121,352) | — | 515,217 |
| T. K. Hernquist | 638,843 | — | (182,360) | — | 1,927,012 |
| B. H. Snyder | — | — | 137,103 | — | 1,604,228 |

(1) Column (b) reflects amounts that otherwise would have been received by Mr. Alfonso, Ms. Arline, Mr. Bilbrey, and Mr. Hernquist during 2007 as payment of PSU and RSU awards, but which were deferred under the Deferred Compensation Plan. Mr. Alfonso deferred RSU awards, Ms. Arline deferred her 2004-2006 PSU award, Mr. Bilbrey deferred his 2004-2006 PSU award and an RSU award, and Mr. Hernquist deferred his 2004-2006 PSU award. These deferred awards are not included in the Summary Compensation Table of this proxy statement.

The amount deferred by Mr. Alfonso, $244,677, is a portion of the net amount after required taxes were deducted from his 2006 RSU awards that vested July 17, 2007 and October 1, 2007.

The amount deferred by Ms. Arline, $612,197, is the net amount after required taxes were deducted from her 2004-2006 PSU award that vested as of December 31, 2006 upon approval by the Committee in February 2007.

The amount deferred by Mr. Bilbrey, $636,569, is the net amount after required taxes were deducted from his 2004-2006 PSU award that vested as of December 31, 2006 upon approval by the Committee in February 2007 and his RSU award that vested August 8, 2007.

The amount deferred by Mr. Hernquist, $638,843, is the net amount after required taxes were deducted from his 2004-2006 PSU award that vested as of December 31, 2006 upon approval by the Committee in February 2007.

(2) Column (d) reflects the amount of adjustment made to each named executive officer's account during 2007 to reflect the performance of the investment options chosen by the officer. Amounts in parenthesis indicate a loss. Amounts reported in Column (d) were not required to be reported as compensation in our Summary Compensation Table.

(3) Column (f) reflects the aggregate balance credited to each named executive officer as of December 31, 2007. The following table indicates the portion of the balance that reflects amounts disclosed in a Summary Compensation Table included in our proxy statements in previous years.

| Name | Amount Reported in Previous Years ($) |
|---|---|
| R. H. Lenny | 6,553,328 |
| D. J. West | 151,690 |
| H. P. Alfonso | — |
| M. K. Arline | 713,519 |
| J. P. Bilbrey | 451,957 |
| T. K. Hernquist | 1,748,329 |
| B. H. Snyder | 788,675 |

## Potential Payments Upon Termination or Change in Control



We have entered into an employment agreement with Mr. West and maintain plans covering our executive officers that will require us to provide incremental compensation in the event of involuntary termination of employment or a change in control. We also entered into agreements with Ms. Arline and Mr. Hernquist under which we agreed to pay incremental compensation in connection with their departure from the Company. We describe these obligations below. No incremental compensation was paid to Mr. Lenny upon his retirement at year end 2007 under the employment agreement we had entered into with him at the time he joined Hershey in 2001 or otherwise.

*Overview*

We entered into an employment agreement with Mr. West at the time of his promotion to the position of President in October 2007. The agreement has a term of three years and renews daily. The agreement provides for Mr. West's employment as our President and effective December 1, 2007 as President and Chief Executive Officer, contains provisions relating to his responsibilities, compensation, confidentiality, non-competition and non-solicitation commitments and agreements, and payments, if any, to be made to him upon termination of employment. Mr. West and our other named executive officers participate in the EBPP, as amended effective February 13, 2008. The plan is intended to help us attract and retain qualified executive employees and maintain a stable work environment by making a provision for the protection of covered executives in connection with a change in control of Hershey or termination of employment under certain circumstances.

Each of our named executive officers also has entered into a participation agreement in connection with the receipt of long-term incentive compensation awards such as stock options and PSUs. The participation agreement obligates the executive officer to not disclose or misuse our confidential and proprietary information. In addition, any executive officer eligible to receive benefits under the SERP agrees that for three years after termination of employment for any reason, he or she will not join or otherwise become involved with a domestic or worldwide business that competes in any of our primary product lines.

Termination of employment and a change in control also impact PSUs, RSUs and stock option awards we have made, as well as benefits payable under our employee benefit plans.

The following narrative takes each termination of employment situation – voluntary resignation, discharge for cause, death, disability, discharge without cause, and resignation for good reason – and a change in control of the Company, and describes the additional amounts, if any, that the Company would pay or provide to Messrs. West, Alfonso, Bilbrey and Snyder, or their beneficiaries as a result. The narrative below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. These assumptions are that the termination of employment or change in control occurred on December 31, 2007 and that the value of a share of our Common Stock on that day was $39.40, the closing price on the New York Stock Exchange on December 31, 2007, the last trading day of 2007. We describe the commitments under the agreements entered into with Ms. Arline and Mr. Hernquist at the end of this section. As noted above, Mr. Lenny did not receive any payments other than vested benefits upon his retirement on December 31, 2007.

In addition, in keeping with SEC rules, the following narrative and amounts do not include payments and benefits which are not enhanced by the termination of employment or change in control. These payments and benefits include:

- Benefits accrued under the Company's broad-based tax-qualified 401(k) Plan and pension plan;
- Accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company's salaried employees generally;
- Supplemental 401(k) match provided to the named executive officers on the same basis as all other employees eligible for supplemental 401(k) match;
- Vested benefits accrued under the SERP and account balances held under the Deferred Compensation Plan as described above beginning on pages 65 and 68; and
- Stock options which have vested and become exercisable prior to the employment termination or change in control.

The payments and benefits described in the five bullet points above are referred to in the following discussion as the executive officer's "vested benefits."

*Voluntary Resignation*

We are not obligated to pay amounts over and above vested benefits to a named executive officer who voluntarily resigns. Vested stock options may not be exercised after the named executive officer's resignation date unless the officer is age 55 or older, as described in *Treatment of Stock Options upon Retirement, Death or Disability* below. Mr. Lenny's vested benefits included his SERP benefit, as he was over age 55, and considered a "retiree" for SERP purposes on December 31, 2007. Mr. West's SERP benefit was subject to forfeiture if he voluntarily resigned on December 31, 2007.

*Discharge for Cause*

If we terminate a named executive officer's employment for "cause," we are not obligated to pay the officer any amounts over and above the vested benefits. The named executive officer's right to exercise vested options expires upon discharge for cause, and amounts otherwise payable under the SERP are subject to forfeiture at the Company's discretion. In general, a discharge will be for "cause" if the executive has intentionally failed to perform his or her duties or engaged in illegal or gross misconduct that harms the Company.

*Death or Disability*

If an executive officer other than Mr. West dies and has not met the vesting requirements to be eligible to receive a benefit from the SERP, no benefits are paid. Mr. Snyder was fully vested in his SERP benefit as of December 31, 2007.

A maximum monthly long-term disability benefit of $35,000 is provided for Mr. West and $25,000 for all other named executive officers in the event of long-term disability. Long-term disability benefits are payable until age 65. Long-term disability benefits are offset by other benefits such as Social Security. The maximum amount of the monthly long-term disability payments from all sources, assuming long-term disability on December 31, 2007, is set forth in the tables below. The additional lump sum SERP amount that would be payable for Messrs. West and Bilbrey at age 65 attributable to vesting and benefit service credited during the disability period for the SERP, if the executive's disability started on December 31, 2007, is shown on the table below. Mr. Alfonso participates in the DC SERP which provides two additional years of credit after approval for long-term disability and that amount is listed in the table below:

| | Long-Term Disability Benefit | | | |
|---|---|---|---|---|
| Name | Maximum Monthly Amount ($) | Years and Months to Age 65 (#) | Total of Payments to Age 65 ($) | Lump Sum SERP Benefit ($) |
| D. J. West | 35,000 | 20 years 3 months | 8,505,000 | 6,231,540(1) |
| H. P. Alfonso | 25,000 | 14 years 6 months | 4,350,000 | 193,384 |
| J. P. Bilbrey | 25,000 | 13 years 7 months | 4,075,000 | 3,673,481(1) |
| B. H. Snyder | 25,000 | 3 years 11 months | 1,175,000 | —(2) |

(1) Reflects additional lump sum amount of SERP benefit payable at age 65 attributable to vesting and benefit service credited during disability period.

(2) Mr. Snyder is currently vested in his SERP benefit and would receive no incremental amount if he became disabled.

*Treatment of Stock Options upon Retirement, Death or Disability*

The Incentive Plan provides that all vested stock options remain exercisable for five years following termination due to retirement after age 55, death or disability, but not beyond the original term of the option. Options that are not vested at the time of retirement, death or disability will continue to vest throughout the five-year period following retirement, death or disability according to the original vesting schedule established at the grant date. The following table provides the number of unvested stock options as of December 31, 2007 that would have become vested and remained exercisable during the five-year period following death or disability, or retirement, if applicable, on December 31, 2007, and the value of those options based on the excess of the fair market value of our Common Stock on December 31, 2007 over the option exercise price. Only Mr. Snyder was retirement eligible on December 31, 2007.

| | Stock Options | |
|---|---|---|
| Name | Number(1) (#) | Value(2) ($) |
| D. J. West | 151,562 | 22,249 |
| H. P. Alfonso | 44,600 | — |
| J. P. Bilbrey | 53,549 | 10,117 |
| B. H. Snyder | 58,587 | 13,119 |

(1) Total number of unvested options as of December 31, 2007.

(2) Difference between $39.40 closing price for our Common Stock on December 31, 2007 and exercise price for each option. Options, once vested, may be exercised at any time during the five years after employment termination due to retirement after age 55, death or disability, but not later than the option expiration date.

*Treatment of RSUs upon Retirement, Death or Disability*

Upon retirement any RSUs that are not vested are forfeited.

A prorated portion of any unvested RSU award vests upon death or disability. The prorated number of RSUs is based upon the number of days from the grant date to the date of death or disability divided by the number of days in the vesting period multiplied by the number of unvested RSUs. The following table summarizes the unvested RSU awards that would have vested on December 31, 2007 if the executive's employment terminated that day due to death or disability.

| Name | Restricted Stock Units | |
|---|---|---|
| | Number[1] (#) | Value[2] ($) |
| D. J. West | 22,000[3] | 866,800 |
| H. P. Alfonso | 7,526 | 296,524 |
| J. P. Bilbrey | 1,748 | 68,871 |
| B. H. Snyder | 697 | 27,462 |

(1) Prorated number of unvested RSUs as of December 31, 2007.

(2) Value of shares based on $39.40 closing price for our Common Stock on December 31, 2007.

(3) Mr. West's employment agreement provides for full vesting of the 22,000 RSUs awarded October 2, 2007, in the event of his death or disability.

*Discharge Not for Cause; Resignation for Good Reason*

Our employment agreement with Mr. West obligates the Company to pay severance benefits if we terminate his employment for reasons other than for "cause" or if Mr. West resigns for "good reason." Mr. West will have "good reason" to resign if there is a material breach of the employment agreement by the Company, including a failure to maintain Mr. West in his current positions, adversely changing his authority or responsibilities, failing to pay or provide agreed-upon compensation and benefits, or giving notice to stop the daily renewal of the term of the employment agreement. Mr. West must give the Company notice and an opportunity to cure the breach before resigning for "good reason." The severance benefits payable to Mr. West are a lump sum equal to a pro rata AIP award for the year of termination at target plus two times his annual base salary and target AIP award for the year of termination, and continuation of health and other benefits for five years, subject to reduction for benefits received from a subsequent employer. In addition, any unvested stock options held by Mr. West will remain outstanding and continue to vest during the two-year period following termination of employment.

With respect to the named executive officers other than Mr. West, under the EBPP, we have agreed to two times salary paid in a lump sum if we terminate the executive officer's active employment without cause. These benefits are also payable if the executive officer resigns from active employment for "good reason." "Good reason" arises under the EBPP if we appoint a new Chief Executive Officer and, during the first two years of his or her tenure, the executive officer's position, authority, duties or responsibilities are diminished or base salary is reduced. An applicable two-year period commenced December 1, 2007 with Mr. West's appointment as our new Chief Executive Officer. During the leave of absence, the executive officer's employment continues, so that he or she will continue to earn, vest or participate in our benefit plans and previously granted stock options and contingent target AIP awards during the leave of absence period.

The following table summarizes the amount of severance benefits that would be payable to the named executive officer had his or her employment terminated on December 31, 2007, under circumstances entitling the officer to severance benefits as described above:

| Name | Two Years Salary ($) | Two Years AIP at Target ($) | Value of Benefits Continuation[1] ($) | Total ($) |
|---|---|---|---|---|
| D. J. West | 2,000,000 | 2,000,000 | 52,859[2] | 4,052,859 |
| H. P. Alfonso | 950,000 | 665,000 | 7,851 | 1,622,851 |
| J. P. Bilbrey | 950,000 | 617,500 | 21,284 | 1,588,784 |
| B. H. Snyder | 870,000 | 522,000 | 6,813 | 1,398,813 |

(1) Reflects amount of medical, dental and vision continuation premiums paid by the Company during salary continuation period of two years for each executive except Mr. West.

(2) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following discharge not for cause or resignation for good reason. The amount shown above includes that cost and the value of vision coverage for a period of two years.

Proxy Statement

In addition, all stock options outstanding at the time of termination of active employment will remain outstanding and continue to vest as if the executive officer's employment continued during the two-year leave of absence. The executive officer will not be entitled to receive base salary, new stock option, contingent target PSU or RSU awards or other awards during the leave of absence. Information with respect to stock options held by each executive officer as of December 31, 2007 appears in the Outstanding Equity Awards table.

*Change in Control*

Special provisions apply if a change in control occurs. In general, a change in control will occur if the Milton Hershey School Trust no longer owns voting control of the Company and another person or group acquires 25% or more of the combined voting power of our voting stock, there is an unwelcome change in a majority of the members of our Board, or, if after our stockholders approve a merger or similar business transaction or a sale of substantially all of our assets, the Milton Hershey School Trust does not own voting control of the merged or acquiring company.

Our employment agreement with Mr. West provides that he is entitled to the benefits of the EBPP if a change in control occurs. The EBPP provides the vesting and payment of the following benefits upon a change in control to each of the named executive officers:

- An AIP payment for the year of the change in control at the greater of target or the estimated payment based on actual performance to the date of the change in control;
- A cash payment equal to the PSU award for the cycle ending in the year of the change in control at the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- To the extent not vested, full vesting of benefits accrued under the SERP and the Deferred Compensation Plan;
- To the extent not vested, full vesting of benefits under the pension plan and the 401(k) Plan; and
- Full vesting of outstanding PSU awards that are in the second year of their performance cycle at the time of the change in control and prorating of outstanding PSUs that are in the first year of the performance cycle at the time of the change in control.

Our Incentive Plan provides for full vesting of all outstanding stock options and RSUs upon a change in control.

The following table and explanatory footnotes provide information with respect to the incremental amounts that would have vested and become payable on December 31, 2007 if a change in control occurred on that date:

| Name | AIP Related Payment(1) ($) | PSU Related Payments(2) ($) | SERP Benefits(3) ($) | Vesting of Stock Options(4) ($) | Vesting of Restricted Stock Units(5) ($) | Total ($) |
|---|---|---|---|---|---|---|
| D. J. West | 1,000,000 | 1,849,477 | 749,206 | 22,249 | 866,800 | 4,487,732 |
| H. P. Alfonso | 332,500 | 271,203 | 79,970 | — | 600,850 | 1,284,523 |
| J. P. Bilbrey | 308,750 | 1,212,806 | 1,089,717 | 10,117 | 98,500 | 2,719,890 |
| B. H. Snyder | 261,000 | 1,553,996 | — | 13,119 | 197,000 | 2,025,115 |

(1) Amount reflects full 2007 target award since termination is presumed to occur on the last day of the year.

(2) Amount reflects vesting of PSUs for cycle ended December 31, 2007 at 100% target and value per PSU of $42.07, the highest closing price for our Common Stock during the last 60 days of 2007, vesting at target of the PSUs for the cycle ending December 31, 2008 and one-third of the PSUs for the cycle ending December 31, 2009, with a value per PSU of $39.40, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2007, the last trading day of 2007. This amount also includes the value of PSUs for the cycle ended December 31, 2005, that are not yet payable. These PSUs are valued at $42.07 per PSU.

(3) Totals reflect full vesting of SERP and more favorable early retirement discount factors as provided under the EBPP. Mr. Snyder is fully vested in his SERP benefit so no additional benefit is applicable.

(4) Reflects the value of unvested options that would vest upon a change in control based on the excess, if any, of the market value of our Common Stock of $39.40 on December 31, 2007 over the exercise price for the options. Information regarding unvested options as of December 31, 2007 can be found in the Outstanding Equity Awards table.

(5) Reflects the value of unvested RSUs that would vest upon a change in control based on the market value of our Common Stock of $39.40 on December 31, 2007. Information regarding unvested RSUs as of December 31, 2007 can be found in the Outstanding Equity Awards table.

*Discharge Not for Cause or Resignation for Good Reason after Change in Control*

If the named executive officer's employment is terminated by the Company without cause or by the executive for good reason within two years after the change in control, we pay severance benefits to assist the executive in transitioning to new employment. "Good reason" for this purpose means diminution of the executive's position, authority, duties or responsibilities; a reduction in base salary; the requirement that the executive engage in substantially greater business travel; failure to pay current compensation or to continue in effect short- and long-term compensation and employee and retirement benefits; or the failure to fund a grantor trust to support payment of amounts under the EBPP. The severance benefits under the EBPP for termination after a change in control in 2007 consist of:

- A lump sum cash payment equal to three (or, if less, the number of full and fractional years from the date of termination to the executive's 65th birthday, but not less than one) times the executive's salary and the highest AIP payment earned during the three years preceding the year of the change in control (but not less than the AIP target for the year of the change in control);

- Continuation of medical and other benefits for 36 months (or if less, the number of months until the executive attains age 65, but not less than 12 months), or payment of the value of such benefits if continuation is not permitted under the terms of the applicable plan;
- Outplacement services up to $35,000 and reimbursement for financial and tax preparation services; and
- An enhanced SERP benefit reflecting an additional three years' credit.

The EBPP also provides for a gross-up payment should the executive be subject to the excise tax on golden parachutes due to the receipt of severance benefits or as a result of the payment or vesting of stock options upon the change in control. The table below summarizes the severance payments, the tax gross-up payment and all other amounts that would have vested and become payable if a change in control occurred and the executive's employment terminated on December 31, 2007.

As discussed on page 53 of the Compensation Discussion and Analysis, on February 13, 2008 the Board reduced the change in control severance benefits under the EBPP by one-third. The Board and Mr. West also agreed to amend Mr. West's employment agreement to conform to this change with respect to the Lump Sum Cash Severance Payment. In accordance with SEC rules the amounts shown in the table below do not reflect this reduction.

| Name | Lump Sum Cash Severance Payment ($) | Value of Medical and Other Benefits Continuation(1) ($) | Value of Financial Planning and Outplacement(2) ($) | Value of Enhanced SERP and 401(k) Benefit(3) ($) | Gross-up Payment for Excise Taxes(4) ($) | Total ($) |
|---|---|---|---|---|---|---|
| D. J. West | 6,000,000 | 54,329(5) | 54,637 | 1,866,944 | 4,563,015 | 12,538,925 |
| H. P. Alfonso | 2,422,500 | 13,180 | 48,855 | 484,500 | 1,619,882 | 4,588,917 |
| J. P. Bilbrey | 2,456,148 | 34,201 | 54,264 | 1,780,337 | 2,679,937 | 7,004,887 |
| B. H. Snyder | 2,527,866 | 11,718 | 38,830 | 469,261 | – | 3,047,675 |

(1) Reflects amount of health and welfare benefit continuation premium paid by Company over a three-year period.

(2) Value of financial planning and tax preparation continuation for two years following termination of employment plus outplacement services of $35,000.

(3) Reflects amount of enhanced SERP and lump sum amount of employer 401(k) matching amounts over a three-year period.

(4) Gross-up payment for excise taxes for all named executive officers was determined using a transaction price of $39.40 and an individual tax rate of 40.61%. This payment was determined assuming all executives were involuntarily terminated on December 31, 2007; deemed to be "disqualified individuals;" and subject to the golden parachute rules under section 280G of the Internal Revenue Code.

(5) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following termination due to change in control. The amount shown above includes that cost and the value of life insurance and vision coverage for a period of three years.

*Payments Made Relating to Individual Agreements*

On November 16, 2007, we announced that Marcella K. Arline, Senior Vice President, Chief People Officer, intended to retire at the end of 2007. Ms. Arline first considered retirement under the Company's 2005 Early Retirement Program ("ERP"), but was asked at that time by the Chair of the Committee to stay on with the Company. The Chair of the Committee informed Ms. Arline that if she did not retire under the ERP, the Committee would consider providing benefits to her in addition to those to which she would be entitled under the applicable benefit plans upon her actual retirement to compensate her for foregone benefits under the ERP. Ms. Arline elected not to retire at that time. Prior to a meeting of the Committee on October 1, 2007, Ms. Arline informed the Committee Chair that she was again considering retirement. At that meeting, the Committee considered, and ultimately decided to provide the additional benefits to Ms. Arline should she elect to retire at the end of 2007. A Retirement Agreement and General Release, providing for the payment in a lump sum of $983,121 to approximate the additional benefits she would have received had she retired under the ERP, was prepared and given to Ms. Arline to execute if and when she made a final retirement decision. Ms. Arline indicated her intention to retire by signing and delivering the agreement to the Company on November 11, 2007.

On November 30, 2007, we announced that Thomas K. Hernquist, Senior Vice President, Global Chief Growth Officer, resigned from the Company. Mr. Hernquist's tenure as an elected officer of the Company ended on December 4, 2007, and his last day of active employment was December 31, 2007. In connection with his resignation, Mr. Hernquist entered into a Confidential Agreement and General Release pursuant to which he will receive benefits under the Company's EBPP and provide, through December 31, 2008, certain consultation and transition assistance if and as reasonably requested by the Company. The agreement also contains covenants regarding confidentiality and non-competition. Per the terms of the EBPP, Mr. Hernquist received a lump sum payment in the amount of $840,000.



## PROPOSAL NO. 3 – STOCKHOLDER PROPOSAL

### What is being proposed?

William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds, advised the Company that he or his representative intends to present the following stockholder proposal at the annual meeting. The address and share ownership of the proponent will be furnished to any stockholder upon request.

*Text of the Stockholder Proposal*

**WHEREAS,** over 70% of the world's cocoa originates in West Africa with most of that crop coming from the nations of Ghana and the Ivory Coast, and

**WHEREAS,** media reports in 2000 and 2001 in the UK and U.S. describing child trafficking and enslavement in West Africa cocoa farms led to the establishment of an industry – wide Cocoa Protocol in 2001 (www.cocoaverification.org/en/archives/HarkinEngelProtocol.pdf), and

**WHEREAS,** despite public commitments to eliminate the worst forms of child labor in West Africa by July 2005, the cocoa industry largely failed to meet that commitment and the child labor situation remained virtually unchanged, and

**WHEREAS,** in 2005, the initiators of the protocol, Senator Tom Harkin (D-IA) and Congressman Elliot Engel (D-NY) negotiated an extension of deadline under which the industry pledged to have an anti-forced labor compliance and monitoring system in place by July 2008,

**THEREFORE,** be it resolved that shareholders request the Board of Directors to review and report on progress towards implementation of the 2001 Cocoa Protocol against forced child labor.

This report should contain information on the company's efforts to establish transparency in their cocoa supply chains, and steps the company is taking to train its buyers and quality control specialists on what practices constitute violations of local and international standards and on methodologies to independently verify evidence provided by farmers and local communities.

**What is the view of the Board of Directors regarding this proposal?**

The Board of Directors unanimously opposes this proposal. The Hershey Company is committed to improving the well-being of cocoa farmers and their families and to ensuring that this important crop is grown responsibly.

In 2001, in response to reports about abusive child labor practices in West African cocoa growing regions, The Hershey Company and other global chocolate and cocoa industry members joined a congressionally sponsored Protocol designed to address this problem. Since that time, significant progress has been achieved in implementing an effective, verifiable system of certification designed to clearly identify the nature and extent of labor problems in the Ivory Coast and Ghana, and to ensure that effective remediation steps are taken where such problems exist.

Today, working conditions in West Africa's cocoa sector are better understood, thanks to an independent survey conducted across the region in 2002 and to two groundbreaking certification pilot studies carried out in the Ivory Coast and Ghana during 2007.

These studies show that children do help their families on the nearly two million small farms growing cocoa in the region. Instances of child trafficking, an illegal activity violating national and international laws, have been found. However, the most significant challenges affecting families on these small farms concern traditional attitudes toward child work and the lack of access to quality education, both academic and vocational.

The Hershey Company is playing a leadership role in helping to address these issues. Through the World Cocoa Foundation, Hershey helps sponsor programs that are measurably improving the economic and social well-being of cocoa farming families. The Sustainable Tree Crops Program, a partnership of industry and USAID, is significantly raising participating farmer productivity and incomes. The International Cocoa Initiative, of which Hershey is a member, is working in the Ivory Coast and Ghana to raise community awareness regarding farm activities inappropriate for children and the importance of children attending school. In partnership with the International Foundation for Education & Self-Help (IFESH), Hershey supports teacher training in these two countries, helping address the need for more and better qualified teachers in rural communities.

These programs are part of a broad effort by industry, the governments of the Ivory Coast and Ghana, international donors, and non-governmental organizations (NGOs) to ensure that cocoa is grown responsibly. These efforts and their progress in helping address the child labor problem have been the subject of transparent, public reporting by the global chocolate and cocoa industry over the past three years. The Payson Center for International Development of Tulane University, as part of a congressionally funded mandate, also has reported extensively on this subject and will continue to do so over the next two years. The Hershey Company, as a leader in this area, also has publicly detailed its efforts to ensure that the cocoa it uses in the production of its products is grown without abusive child labor or forced adult labor.

Especially important in this regard is the successful implementation of a credible, verifiable certification system in the Ivory Coast and Ghana. Both countries have publicly reported the results of groundbreaking pilot studies conducted during 2007, showing the extent and nature of child labor problems where they exist in the cocoa sector and detailing remediation efforts. The Ivory Coast and Ghana currently are implementing this certification system across 50% of their respective cocoa-growing areas, a key Protocol requirement. The results of these studies, which will be expanded annually to cover a greater percentage of each country's cocoa growing region, are to be made publicly available by July 2008. An independent Verification Board, convened by social audit firm Verite, currently is at work and will publicly report on an ongoing basis regarding the effectiveness and accuracy of these certification studies.

The report requested by the proponent is unnecessary. Hershey's efforts in this area, as well as those of industry, government, international donors and NGOs are well documented. Additional reporting would be duplicative and of no incremental value to the Board, our stockholders or other stakeholders. For all of the above reasons, the Board unanimously opposes this proposal.

### How many votes will be required to approve Proposal No. 3?

Stockholders will approve the proposal if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

### What is the Board's recommendation for voting on Proposal No. 3?

| |
|---|
| The Board of Directors unanimously recommends that stockholders<br>vote **AGAINST** Proposal No. 3. |

## PROPOSAL NO. 4 – STOCKHOLDER PROPOSAL



### What is being proposed?

John C. Harrington, Treasurer of Global Exchange, advised the Company that he or his representative intends to present the following stockholder proposal at the annual meeting. The address and share ownership of the proponent will be furnished to any stockholder upon request.

*Text of the Stockholder Proposal*

**RESOLVED:** To amend the Bylaws, by inserting the following new section at the end of Article IV:

Section 4. Committee on Human Rights.
There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation, and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

### SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

### What is the view of the Board of Directors regarding this proposal?

The Hershey Company has a long tradition of supporting human rights. This tradition is evident in our dealings with employees, suppliers, customers and consumers, as well as with the communities in which we do business. Our Statement of Corporate Philosophy is founded on four fundamental precepts, the first of which is to maintain and enforce high standards of ethical conduct.

To this end, the Company has adopted and adheres strictly to a written Code of Ethical Business Conduct. The Code sets minimum standards of conduct for our directors, officers and employees worldwide. The Code makes clear that compliance with the law is mandatory, that employees are entitled to fair and equitable treatment and to a safe and healthy workplace, that protection of the environment is a priority and that those with whom we do business will be treated fairly, without deceit or manipulation. The Ethical Business Practices Committee, composed of senior executives of the Company and chaired by our General Counsel, monitors and enforces the Code under the oversight of the Audit Committee of the Board of Directors. The Audit Committee receives regular reports from the General Counsel's office on communication, monitoring, training and compliance activities relating to the Code.



In addition to its enforcement of the Code, in 2000 the Company endorsed the Global Sullivan Principles of Social Responsibility, a voluntary code of conduct established by the late Reverend Leon H. Sullivan to provide international businesses like Hershey with a framework for working toward human rights, social justice and economic opportunity.

In 2007, The Hershey Company adopted a best-practice Supplier Code of Conduct to ensure, among other things, that its vendors and suppliers understand and support the Company's commitment to global human rights. This Code expressly states Hershey's commitment to providing a workplace built on trust, honesty, fair treatment, and respect for basic human values, as well as its expectation that the Company's direct suppliers abide by all national and local laws applicable to the workplace. The Supplier Code of Conduct, currently being rolled out to all of the Company's direct suppliers, references those Conventions of the International Labor Organization (ILO) of the UN concerning the "worst forms of child labor," forced labor and nondiscrimination, as well as freedom of association and wages and hours of work for hourly workers.

Also in 2007, The Hershey Company formally established a Corporate Social Responsibility function to ensure, among other things, that human rights and related corporate citizenship issues receive the necessary attention and support within the Company as well as within the confectionery industry.

The Hershey Company actively supports organizations working to address human rights issues in the U.S. and internationally. These organizations include, among others, the NAACP, the Leon H. Sullivan Foundation, the International Cocoa Initiative Foundation, the International Foundation for Education & Self-Help, the New York Society for the Prevention of Cruelty to Children, and the Human Rights Campaign. In addition, the Company has been a leader in working to ensure that cocoa is grown responsibly, without the worst forms of child labor or forced adult labor.

We have made the protection of human rights a priority for our business. The establishment of a Board Committee on Human Rights would neither bring greater attention to this important issue nor enhance the efforts we currently are making in this regard. For all these reasons, the Board does not believe that adoption of this proposal is necessary or in furtherance of the best interests of Hershey stockholders. Accordingly, we unanimously oppose the proposal.

### How many votes will be required to approve Proposal No. 4?

Stockholders will approve the proposal if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

### What is the Board's recommendation for voting on Proposal No. 4?

The Board of Directors unanimously recommends that stockholders

vote **AGAINST** Proposal No. 4.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE



### What is section 16(a) of the Securities Exchange Act of 1934?

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons owning more than 10% of our outstanding Common Stock or Class B Common Stock to file reports with the SEC showing their ownership and changes in ownership of Hershey securities. Based solely on our examination of these reports and on written representations provided to us, it is our opinion that all reports for 2007 have been timely filed.

## CERTAIN TRANSACTIONS AND RELATIONSHIPS

### What is being disclosed in this section?

SEC regulations require that we disclose any transaction, or series of similar transactions, since the beginning of 2007, or any contemplated transactions, in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest:

- Our directors or nominees for director;
- Our executive officers;
- Persons owning more than 5% of any class of our outstanding voting securities; or
- The immediate family members of any of the persons identified in the preceding three bullets.

The SEC refers to these types of transactions as *related person transactions* and to the persons listed in the bullets as *related persons*. The SEC is concerned about related person transactions because such transactions, if not properly monitored, may present risks of conflicts of interest or the appearance of conflicts of interest.

### Does the Company have a policy to review, approve or ratify related person transactions?

Our Board has adopted a Related Person Transaction Policy that governs the review, approval or ratification of related person transactions. The Related Person Transaction Policy may be viewed on our corporate website, www.hersheys.com, in the Investor Relations section.

Proxy Statement

Under our policy, each related person transaction, and any significant amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our Board composed solely of independent directors who have no interest in the transaction. We refer to each such committee as a Reviewing Committee. The policy also permits the disinterested members of the full Board to act as a Reviewing Committee.

The Board has designated the Governance Committee as the Reviewing Committee primarily responsible for the administration of the Related Person Transaction Policy. In addition, the Board has designated special Reviewing Committees to oversee certain transactions involving the Company and Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. To learn more about these special Reviewing Committees, please see the answer to the fourth question in this section, below. Finally, the policy provides that the Compensation and Executive Organization Committee will review and approve, or review and recommend to the Board for approval, any employment relationship or transaction involving an executive officer of the Company and any related compensation.

When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person's interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee may also consider whether the transaction would compromise the director's status as an "independent director," "outside director" or "non-employee director" under our Corporate Governance Guidelines and rules and regulations of the New York Stock Exchange, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended.

**Was the Company a participant in any related person transactions in 2007, or does the Company currently contemplate being a participant in any related person transactions in 2008, involving our directors, executive officers or their immediate family members?**

We were not a participant in any related person transactions in 2007, and do not currently contemplate being a participant in any related person transactions in 2008, involving our directors, executive officers or their immediate family members.

**Was the Company a participant in any related person transactions in 2007, or does the Company currently contemplate being a participant in any related person transactions in 2008, involving a stockholder owning more than 5% of any class of the Company's securities?**

We engage in certain transactions with Milton Hershey School, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. As discussed in the next question, many of these transactions are immaterial, ordinary course transactions and are not considered related person transactions. However, from time to time we also engage in certain related person transactions with the Milton Hershey School Trust and its affiliates. These related person transactions are generally of two types:

- Transactions not in the ordinary course of business that do not relate to our capital stock; and
- Transactions that relate to our capital stock.

Effective December 4, 2007, our Board directed that a special subcommittee composed of the directors elected by the holders of the Common Stock voting separately as a class review and make recommendations to the Board regarding these transactions. Prior to December 4, 2007, this special committee was empowered by the Board to review only transactions with the Milton Hershey School Trust or its affiliates relating to our capital stock. Another Reviewing Committee, composed of the independent members of the Executive Committee, reviewed all other transactions not in the ordinary course of business between the Company and these entities. The Board believes that having a single Reviewing Committee for all transactions involving the Milton Hershey School Trust and its affiliates will reduce the possibility of inconsistent decision making and avoid any potential for conflicts of interest. However, the Board also directed that if there are no directors on the Board who were elected by the holders of our Common Stock voting separately, such transactions will be reviewed by the independent members of the Executive Committee who have no affiliation with the Milton Hershey School Trust or its affiliates.

During 2007, the Company was not a participant in any related person transactions with the Milton Hershey School Trust, its affiliates or any other stockholder owning more than 5% of any class of the Company's securities. However, we are contemplating entering into two real estate transactions with the Milton Hershey School Trust that, if completed, would most likely occur in 2008. Those transactions are as follows:

- The Company would purchase from the Milton Hershey School Trust a 2.2 acre parcel of land in Hershey, Pennsylvania, adjacent to another property currently owned by the Company, for approximately $825,000. The parties retained an independent appraiser to determine the fair market value of the property.
- The Company would convey to the Milton Hershey School Trust a small parcel of land it owns in Hershey, Pennsylvania. The Milton Hershey School Trust would, in turn, convey to the Company an adjacent parcel of land of similar size owned by the Trust. The exchange is being made to better align the boundaries of other lands each party owns in the same vicinity. Each parcel is less than one-fourth acre in size. The properties are considered to be of equal value and therefore an independent appraisal was not obtained.



### Did the Company engage in other transactions with the Milton Hershey School Trust or its affiliates during 2007?

During 2007, we engaged in transactions in the ordinary course of our business with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust. These transactions involved the sale or purchase of goods and services. The transactions were primarily with Hershey Entertainment & Resorts Company, a company that is wholly-owned by the Milton Hershey School Trust. All sales and purchases were made in the ordinary course of our business and were in amounts that are not material to us or to the Milton Hershey School Trust. Therefore, they are not related person transactions and do not have to be approved under our Related Person Transaction Policy. However, because of our relationship with the Milton Hershey School Trust, we have elected to disclose the aggregate amounts of these transactions for your information. In this regard:

- Our total sales to these entities in 2007 were approximately $950,000.
- Our total purchases from these entities in 2007 were approximately $3,100,000.

We do not expect that the types of transactions or the amount of payments will change materially in 2008.

Proxy Statement

## INFORMATION ABOUT THE 2009 ANNUAL MEETING

### When is the 2009 annual meeting of stockholders?

Our 2009 annual meeting of stockholders will be held on April 30, 2009.

### What is the deadline to submit a proposal for inclusion in the proxy materials for the 2009 annual meeting?

To be eligible for inclusion in the proxy materials for the 2009 annual meeting, a stockholder proposal must be received by our Corporate Secretary by the close of business on November 11, 2008.

### What procedure should I follow if I intend to present a proposal or nominate a director from the floor at the 2009 annual meeting?

A stockholder may present a proposal not included in our 2009 proxy materials from the floor of the 2009 annual meeting only if our Corporate Secretary receives notice of the proposal, along with additional information required by our by-laws, during the time period beginning on December 24, 2008 and ending on January 23, 2009. Notice should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

The notice must contain the following additional information:

- The stockholder's name and address;
- The stockholder's shareholdings;
- A brief description of the proposal; and
- A brief description of any financial or other interest the stockholder has in the proposal.

A stockholder may nominate a director from the floor of the 2009 annual meeting only if our Corporate Secretary receives notice of the nomination, along with additional information required by our by-laws, during the time period beginning on December 24, 2008 and ending on January 23, 2009. The notice must contain the following additional information:

- The stockholder's name and address;
- A representation that the stockholder is a holder of record of any class of our equity securities;
- A representation that the stockholder intends to make the nomination in person or by proxy at the meeting;
- A description of any arrangement the stockholder has with the individual the stockholder plans to nominate;
- The nominee's name, address and biographical information; and
- The written consent of the nominee to serve as a director if elected.

Any stockholder holding 25% or more of the votes entitled to be cast at the annual meeting is not required to comply with these pre-notification requirements.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 10, 2008

**APPENDIX A**

# THE HERSHEY COMPANY

# CORPORATE GOVERNANCE GUIDELINES

## I. ROLE OF THE BOARD OF DIRECTORS

The business of The Hershey Company (the "Company") is carried out by its employees under the direction and supervision of its Chief Executive Officer ("CEO"). The business shall be managed under the direction of the board of directors ("Board"). In accordance with Delaware law, the role of the directors is to exercise their business judgment in the best interests of the Company. This role includes:

- review of the Company's performance, strategies and major decisions;
- oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

## II. SELECTION AND COMPOSITION OF THE BOARD

### A. Board Size

As set forth in the By-Laws of the Company ("By-Laws"), the Board has the power to fix the number of directors by resolution. The Company's Restated Certificate of Incorporation requires at least three directors. In fixing the number, the Board will be guided by the principle that a properly functioning Board is small enough to promote substantive discussions in which each member can actively participate, and large enough to offer diversity of background and expertise. The Board will consider whether it is of the appropriate size as part of its annual performance evaluation.

### B. Board Membership Criteria

In selecting directors, the Board generally seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole. Directors should be of the highest integrity and well-respected in their fields, with superb judgment and the ability to learn the Company's business and express informed, useful and constructive views. In reviewing the qualifications of prospective directors, the Board will consider such factors as it deems appropriate in light of these guidelines, which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of the other Board members, and the extent to which any candidate would be a desirable addition to the Board and any committees of the Board. In general, the Board seeks individuals who are knowledgeable in fields including finance, international business, marketing, information technology, human resources and consumer products. All members of the Audit Committee must be financially literate and at least one member must have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 407(d) of Regulation S-K of the Securities and Exchange Commission ("SEC"), or any successor provision.

C. Independence

The Company is not required to have a majority of independent directors, because it is a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") listing standards. However, the Company recently has operated with a Board composed of a majority of independent directors. As this practice has served the Company well, a requirement that a majority of the Board consist of independent directors is included in these guidelines. In addition, the Company's Audit Committee, Compensation and Executive Organization Committee, and Governance Committee shall consist solely of independent directors. At least annually, the directors shall determine which directors are independent. Rather than have one set of criteria for Board members as a whole and additional criteria for Audit Committee members, the Board will judge the independence of all directors based on the stringent standards applicable to Audit Committee members. No director will be considered independent unless the Board affirmatively determines that the director has no material relationship with the Company. Additionally, the independence of directors shall be determined based on the following criteria:

1. A director who receives (or, in the last three years, received) direct compensation as an employee or any consulting, advisory or other compensatory fees from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not independent. A director whose immediate family member, other than an adult child who does not share a home with the director, receives or in the past three years received such compensation or fees from the Company is not independent. The receipt of such compensation or fees in any single year that does not (or did not) exceed $120,000, by a director's adult child who (i) does not share the director's home and has not shared the director's home within the last three years, and (ii) does not serve, and has not served within such period, as an elected or appointed officer of the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

2. A director who is (or, within the last three years, was) a partner, member, an officer such as a managing director occupying a comparable position or executive officer, of an entity to whom the company pays (or within the last three years paid) consulting, advisory or other compensatory fees for legal, consulting, investment banking or financial advisory services, is not independent. Payment of such fees to an entity where the director is a limited partner, non-managing member or a similar position where, in each case, the director has no active role in providing services to the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

3. A director who is, or whose immediate family member is, a current partner or employee of a firm that is (or, within the last three years, was) the Company's internal or external auditor; or a director who was, or whose immediate family member was, within the last three years (but is no longer) a partner or employee of such firm, is not independent.

4. A director who is (or, within the last three years, was) employed, or whose immediate family member is (or, within the last three years, was) employed, as an executive officer of another company where any of the Company's present executives serves (or, within the last three years, served) on that company's compensation committee is not independent.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1 million or 2% of such other company's consolidated gross revenues has an immaterial relationship that shall not preclude an independence determination for such director.

6. A director who is (or, within the last three years, was) an employee or a non-employee executive officer of the Company is not independent.

7. A director who is an immediate family member of an individual who is (or, within the last three years, was) an executive officer of the Company, whether as an employee or non-employee, is not independent.

8. A director who is an affiliated person of the Company, as defined under the rules of the SEC, is not independent; provided, however, if the director is an affiliated person solely because he or she sits on the board of directors of an affiliate of the Company, as defined under the rules of the SEC, then the director has an immaterial relationship with the Company that shall not preclude an independence determination for such director if he or she, except for being a director on each such board of directors, does not accept directly or indirectly any consulting, advisory, or other compensatory fee from either such entity, other than the receipt of only ordinary-course compensation for serving as a member of the board of directors, or any board committee of each such entity, and the director satisfies all other standards.



9. A director who is, or whose immediate family member is, a director, trustee, officer or employee of a non-profit organization to which the Company has donated more than $100,000 in any year within the last three years is not independent.

10. A director's participation in the Company's Charitable Awards Program or receipt of compensation and benefits for service as a director of the Company in accordance with Company policies and programs will be deemed an immaterial relationship with the Company that shall not preclude an independence determination for such director.

For purposes of application of these criteria, (i) "immediate family" shall be defined as including all individuals who are considered immediate family of a director under the regulations implementing the Sarbanes-Oxley Act, as well as all individuals who are considered immediate family of a director under the NYSE listing standards, (ii) a director's receipt of compensation for former service as an interim Chairman or CEO or other executive officer is considered an immaterial relationship that shall not preclude an independence determination for such director, and (iii) references to "Company" for purposes of determining independence, include any parent or subsidiary in a consolidated group with the Company. Directors shall notify the Chair of the Governance Committee and the Chairman and/or CEO prior to accepting a board position on any other organization, so that the effect, if any, of such position on the director's independence may be evaluated.

D. Selection of Board Members

Nomination of directors is the responsibility of the Governance Committee, all of whose members shall be independent directors. Recommendations may come from directors, shareholders or other sources. Recommendations may come from management, with the understanding that the Board is not required to consider candidates recommended by management. It is expected that all members of the Governance Committee will interview prospective candidates before their nominations are approved by the Committee. An offer to join the Board will be extended by the Chair of the Governance Committee or the Chairman of the Board if the Chairman is not also an officer or employee of the Company.

E. Tenure

1. The Board has not established term limits, and, given the value added by experienced directors who can provide a historical perspective, term limits are not considered appropriate. New ideas and diversity of views are maintained by careful selection of directors when vacancies occur. In addition, the performance of individual directors and the Board as a whole are reviewed annually, prior to the nomination of directors for vote by stockholders at each Annual Meeting.

Proxy Statement

2. When a director's principal occupation or business or institutional affiliation changes materially from that at the time of his or her first election to the Board, the director will tender his or her resignation by directing a letter of resignation to the Chair of the Governance Committee, except that if the director is the Chair of such committee, he or she shall direct the resignation to the Chairman of the Board. The Board will determine whether to accept such resignation. Pending the Board's final determination, such letter of resignation shall be deemed to be only preliminary consideration of resignation by the director, and not a final decision to resign, unless the director expresses a contrary intent in writing.

3. Directors will not be nominated for reelection after their 72$^{nd}$ birthday.

III. OPERATION OF THE BOARD

A. Chairman

The Chairman of the Board presides at all meetings of stockholders of the Company and of the Board and sees that all orders, resolutions and policies adopted or established by the Board are carried into effect. The Chairman of the Board is elected by and from the members of the Board and may, but need not, be the Chief Executive Officer or another officer of the Company.

B. Board Meetings

1. The Board will hold approximately six regular meetings per year, scheduled by resolution of the Board sufficiently far in advance to accommodate the schedules of the directors. Special meetings may be called at any time by the Chairman or a Vice Chairman of the Board (if any), or by the CEO, or by one-sixth (calculated to the nearest whole number) of the total number of directors constituting the Board, to address specific issues.

2. Agendas are established by the Chairman and sent in advance to the Board. Any director may submit agenda items for any meeting. A rolling agenda has been established, which includes a full annual review of the Company's strategic plan, quarterly reviews of the Company's financial performance, and committee reports and updates at each meeting on the business and other items of significance to the Company. Information relevant to agenda items shall be submitted to the Board in advance, and the agenda will be structured to allow appropriate time for discussion of important items.

C. Executive Sessions

Executive sessions are sessions of non-management directors. The directors may choose to invite any member of management, including the CEO. Typically, closed sessions are held at the beginning of each regular Board meeting, and at such other times as the Board may determine, with all directors, including the CEO, in attendance without any third parties or Company officers or employees (other than the CEO). Executive sessions are held at the conclusion of each regular Board meeting, and at such other times as the non-management directors may determine, without the CEO or any other member of Company management present, to review such matters as may be appropriate, including the report of the outside auditors, the criteria upon which the performance of the CEO and other senior managers is based, the performance of the CEO measured against such criteria and the compensation of the CEO. If at any time the Board includes any non-management directors who are not independent, such directors shall be excluded from one executive session each year. Executive sessions are chaired by the Chairman of the Board or, in the Chairman's absence, a Vice Chairman of the Board (if any). If at any time the Chairman is also an officer of the Company, or if the Chairman is excluded from an executive session because he or she is a non-management director who is not independent, then the executive session shall be chaired by a Vice Chairman of the Board (if any) who meets the independence standards under these Guidelines. In the absence of an independent Vice Chairman, then executive sessions shall be chaired by an independent director assigned on a rotating basis. In addition, any director may call a special executive session to discuss a matter of significance to the Company and/or the Board.

D. Committees

All major decisions are made by the Board; however, the Board has established committees to enable it to handle certain matters in more depth. The committees are (1) Audit, (2) Governance, (3) Compensation and Executive Organization, and (4) Executive (or any successor to any of the foregoing committees having duties and responsibilities similar to such committee). Members are expected to serve on committees, as recommended by the Governance Committee and approved by the Board. Committee members serve at the pleasure of the Board, for such period of time as the Board may determine, consistent with these governance guidelines. All directors serving on the Audit, Governance, and Compensation and Executive Organization committees must be independent, as determined by the Board in accordance with these governance guidelines and as required by applicable law and regulation. The Executive Committee is made up of the chair of each of the other committees along with one other director appointed by the Board. Any transaction not in the ordinary course of business by and among the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, shall be reviewed and approved in advance by a special committee composed of the directors elected by the holders of Common Stock voting separately as a class, which special committee will make its recommendation to the Board regarding such potential transaction. If at any time there are no directors serving on the Board who were elected by the holders of the Common Stock voting separately as a class, then the independent members of the Executive Committee will serve as the special committee, provided, that no director who is an officer or director of or is otherwise affiliated with any of the above-listed entities shall participate in the review or approval of any such transaction on behalf of the Company. The charter of each committee is published on the Company's website and will be made available to any shareholder on request. Each committee chair shall report the highlights of the committee meeting to the full Board at the Board meeting following the committee meeting. The Chair of the Governance Committee serves as chair of the Executive Committee. The chairs of the Audit Committee, the Governance Committee and the Compensation and Executive Organization Committee (the "Independent Committees") are recommended by the Governance Committee and approved by the Board. Under normal circumstances, following four consecutive years as the Chair of an Independent Committee, a director shall not serve again on such committee for at least one year after standing down as the Chair thereof. A Chair of an Independent Committee may be permitted to continue to serve on such committee with Board approval if the Board determines that the former Chair uniquely fills a specific need of such Committee. The structure and functioning of the committees shall be part of the annual Board evaluation.



E. Director Participation in Board and Committee Meetings

Each director is expected to participate actively in their respective committee meetings and in Board meetings. Directors are expected to attend all meetings and are expected to come prepared for a thorough discussion of agenda items. Directors are expected to attend the Company's Annual Meeting of Stockholders. Participation by directors will be reviewed as part of the annual assessment of the Board and its committees.

## IV. ACCESS TO COMPANY PERSONNEL

Directors have full and free access to the Company's officers and employees. Division and function heads regularly make presentations to the Board and committees on subjects within their areas of responsibility. The CEO will invite other members of management to attend meetings or other Board functions as appropriate. Directors may initiate communication with any employee and/or invite any employee to any Board or committee meeting; however, they are expected to exercise judgment to protect the confidentiality of sensitive matters and to avoid disruption to the business, and they are expected to copy the CEO on written communications to company personnel under normal circumstances.

## V. ACCESS TO OUTSIDE ADVISORS

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining approval of Company management in advance.

## VI. TRAINING

A. Orientation

Each new Board member shall undergo an orientation designed to educate the director about the Company and his/her obligations as a director. At a minimum, the orientation shall include meetings with several members of the Hershey Executive Team and the Governance and Compliance Officer, a tour of key facilities and review of reference materials regarding the Company and corporate governance, the Company's strategic plan and the last annual report.

B. Ongoing Education

The Company will pay reasonable expenses for each director to attend at least one relevant continuing education program each year. Directors are encouraged but not required to attend. In addition, the Company will keep directors informed of significant developments as appropriate. Each Board meeting shall include a report to directors on (1) significant business developments affecting the Company, (2) significant legal developments affecting the Company, and (3) if and as necessary, significant legal developments affecting the Board members' obligations as directors.

VII. OVERSIGHT OF MANAGEMENT

A. Review of CEO Performance and Compensation

The independent directors, together with the Compensation and Executive Organization Committee, monitor the performance of the CEO. Annually they shall review the performance appraisal of the CEO performed by the Compensation and Executive Organization Committee and shall review and approve the CEO's compensation recommended by such committee.

B. Review of Strategic Plan

The Board shall review the Company's strategic plan annually. All Board members are expected to participate in an active review. The CEO will invite to the review members of management with responsibility for key divisions and functions and any other personnel the CEO deems helpful, for purposes of providing information sufficient to facilitate a full and frank discussion.

C. Management Succession

1. The Board shall review management succession plans annually. This shall include review by the Board of organization strength and management development and succession plans for each member of the Company's executive team. The Board shall also maintain and review annually, or more often if appropriate, a succession plan for the CEO.

2. If the President, CEO and/or Chairman of the Board is unable to perform for any reason, including death, incapacity, termination, or resignation before a replacement is elected, then: (1) if the Company is without a Chairman of the Board, the Vice Chairman of the Board, if any, shall serve as Chairman until a replacement is elected or, in the case of temporary incapacity, until the Board determines that the incapacity has ended, and in the absence of a Vice Chairman of the Board, the Chair of the Governance Committee or, in his or her absence, the Chair of the Compensation and Executive Organization Committee, shall serve in such capacity; (2) if the Company is without a President and CEO, the interim President and CEO shall be the officer of the Company approved by the Board, taking into consideration the annual recommendation of the CEO; (3) in the case of incapacity of the President, CEO and/or Chairman, the Board shall determine whether to search for a replacement; and (4) the Chair of the Compensation and Executive Organization Committee shall lead any search for a replacement.

## VIII. EVALUATION AND COMPENSATION OF THE BOARD

### A. Annual Evaluations

The directors shall evaluate the performance of the Board and its committees annually. Each director shall complete an evaluation form for the Board as a whole and each of the committees on which he or she has served during the year. Evaluation results shall be reviewed by the Governance Committee, which shall present to the Board the results along with any recommendations for change that the committee deems appropriate. These governance guidelines and the committee charters shall be reviewed annually in conjunction with the annual evaluation. The Governance Committee shall also review the performance of Board members when they are considered for reelection and at any time upon request of a Board member.

### B. Director Compensation and Benefits

1. General. The Compensation and Executive Organization Committee shall review and make recommendations to the Board annually with respect to the form and amount of compensation and benefits. These will be established after due consideration of the responsibilities assumed and the compensation of directors at similarly situated companies.



2. Stock Ownership.

a. The Board will not nominate any person to be elected a director at an Annual Meeting of Stockholders unless such person owns, as defined below, or agrees to purchase and own at least 200 shares of the Company's Common Stock on or before the record date for such meeting.

b. The Board desires that each director own, as defined herein, shares of the Company's Common Stock in an amount at least equal to the Stockholding Guidelines as of January 1 of each year following the fifth anniversary of the date the Board approves this policy in the case of current directors and as of January 1 of each year following the fifth anniversary of becoming a director in the case of a director first becoming a director subsequent to the date of such Board approval. For purposes of the requirements herein and in paragraph a. above, ownership of the Company's Common Stock includes Common Stock equivalent shares such as common stock units deferred under the Company's Directors' Compensation Plan and restricted stock units granted quarterly under that plan or the Company's Equity and Incentive Compensation Plan.

c. Stockholding Guidelines as of January 1 of any year means the number of shares of the Company's Common Stock, as described in paragraph b. above, with a value, valued at the average closing price on the NYSE of the Common Stock on the first three trading days of the month of December of the preceding year, equal to three times the annual retainer under the Company's Directors' Compensation Plan for such year.

## IX. CODE OF CONDUCT

Directors are held to the highest standards of integrity. The Company's Code of Ethical Business Conduct applies to directors as well as officers and employees and covers areas including conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee has responsibility for oversight of the Company's communication of, and compliance with, the Code of Ethical Business Conduct.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the fiscal year ended December 31, 2007**

**OR**

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
**For the transition period from to**

**Commission File Number 1-183**

**Registrant, State of Incorporation, Address and Telephone Number**

# THE HERSHEY COMPANY

**(a Delaware corporation)**
**100 Crystal A Drive**
**Hershey, Pennsylvania 17033**
**(717) 534-4200**
**I.R.S. Employer Identification Number 23-0691590**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class: | Name of each exchange on which registered: |
|---|---|
| **Common Stock, one dollar par value** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: **Class B Common Stock, one dollar par value**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, one dollar par value—$7,787,097,379 as of July 1, 2007.

Class B Common Stock, one dollar par value—$10,275,759 as of July 1, 2007. While the Class B Common Stock is not listed for public trading on any exchange or market system, shares of that class are convertible into shares of Common Stock at any time on a share-for-share basis. The market value indicated is calculated based on the closing price of the Common Stock on the New York Stock Exchange on July 1, 2007.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Common Stock, one dollar par value—166,508,449 shares, as of February 12, 2008.

Class B Common Stock, one dollar par value—60,805,727 shares, as of February 12, 2008.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Company's Proxy Statement for the Company's 2008 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

## PART I

## Item 1. *BUSINESS*

### Company Overview

The Hershey Company was incorporated under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey. In this report, the terms "Company," "we," "us," or "our" mean The Hershey Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, unless the context indicates otherwise.

We are the largest North American manufacturer of quality chocolate and sugar confectionery products. Our principal product groups include confectionery and snack products; gum and mint refreshment products; and food and beverage enhancers such as baking ingredients, toppings and beverages. In addition to our traditional confectionery products, we offer a range of products specifically developed to address the health and well-being needs of health-conscious consumers.

### Reportable Segment

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate candy, sugar confectionery, refreshment and snack products, and food and beverage enhancers under more than 60 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as Japan, Korea, the Philippines, India and China. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil. We base this aggregation on similar economic characteristics, and similar products and services, production processes, types or classes of customers, distribution methods, and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

### Selling and Marketing Organization



Our selling and marketing organization is comprised of Hershey North America, Hershey International and the Global Marketing Group. This organization is designed to:

- Leverage our marketing and sales leadership in the United States and Canada;
- Focus on key strategic growth areas in global markets; and
- Build capabilities that capitalize on unique consumer and customer trends.

#### *Hershey North America*

Hershey North America has responsibility for continuing to build our confectionery leadership, while capitalizing on our scale in the U.S. and Canada. This organization leverages our ability to capitalize on the unique consumer and customer trends within each country. This includes developing and growing our business in our chocolate, sugar confectionery, snacks, refreshment, food and beverage enhancers, and food service product lines.

#### *Hershey International*

Hershey International markets confectionery products, and food and beverage enhancers worldwide and has responsibility for pursuing profitable growth opportunities in key markets, primarily in Latin America and

Asia. This organization is responsible for international subsidiaries that manufacture, import, market, sell and distribute chocolate, confectionery and beverage products in Mexico and Brazil. Hershey International manufactures and distributes confectionery products, snacks and beverages in India through Godrej Hershey Foods and Beverages Company under an agreement entered into in May 2007 with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies.

### *Global Marketing Group*

Our Global Marketing Group has responsibility for building global brands, developing transformational growth platforms and ensuring collaborative marketing excellence across the Company. This organization also develops market-specific insights, strategies and platform innovation for Hershey International, helping to build our brands globally and drive growth in high-potential emerging markets. This organization develops consumer and customer insights, new products and innovative marketing communications. The Global Marketing Group is also responsible for brand positioning, portfolio strategy, pricing strategy and corporate social responsibility.

A component of the Global Marketing Group, The Hershey Experience, manages our catalog sales and our retail operations within the United States that include Hershey's Chocolate World in Hershey, Pennsylvania, Hershey's Times Square in New York, New York and Hershey's Chicago in Chicago, Illinois.

## Products

### *United States*

The primary chocolate and confectionery products we sell in the United States include the following:

Under the *HERSHEY'S* brand franchise:

*HERSHEY'S* milk chocolate bar
*HERSHEY'S* milk chocolate bar with almonds
*HERSHEY'S* Extra Dark chocolates
*HERSHEY'S MINIATURES* chocolate candy
*HERSHEY'S NUGGETS* chocolates
*HERSHEY'S STICKS* chocolates
*HERSHEY'S COOKIES 'N' CRÈME* candy bar
*HERSHEY'S POT OF GOLD* boxed chocolates
*HERSHEY'S SUGAR FREE* chocolate candy
*HERSHEY'S S'MORES* candy bar
*HERSHEY'S HUGS* candies
*HERSHEY'S* organic chocolates

Under the *REESE'S* brand franchise:

*REESE'S* peanut butter cups
*REESE'S PIECES* candy
*REESE'S BIG CUP* peanut butter cups
*REESE'S NUTRAGEOUS* candy bar
*REESE'S SUGAR FREE* peanut butter cups
*REESE'S* crispy crunchy bar
*REESE'S WHIPPS* nougat bar
*REESESTICKS* wafer bars
*FAST BREAK* candy bar

Under the *KISSES* brand franchise:

*HERSHEY'S KISSES* brand milk chocolates
*HERSHEY'S KISSES* brand milk chocolates filled with peanut butter
*HERSHEY'S KISSES* brand milk chocolates with almonds
*HERSHEY'S KISSES* brand milk chocolates filled with caramel
*HERSHEY'S KISSES* brand chocolates filled with chocolate truffle
*HERSHEY'S KISSABLES* brand chocolate candies

2007 Annual Report to Stockholders

Our other chocolate and confectionery products in the United States include the following:

*5th AVENUE* candy bar
*ALMOND JOY* candy bar
*CADBURY* chocolates
*MILK DUDS* candy
*MOUNDS* candy bar
*MR. GOODBAR* candy bar
*TAKE5* candy bar
*TWIZZLERS* candy
*WHATCHAMACALLIT* candy bar

*CARAMELLO* candy bar
*GOOD & PLENTY* candy
*HEATH* toffee bar
*JOLLY RANCHER* candy
*JOLLY RANCHER* sugar free hard candy
*KIT KAT* wafer bar
*PAYDAY* peanut caramel bar
*ROLO* caramels in milk chocolate
*SKOR* toffee bar
*SPECIAL DARK* chocolate bar
*SYMPHONY* milk chocolate bar
*SYMPHONY* milk chocolate bar with almonds and toffee
*WHOPPERS* malted milk balls
*YORK* peppermint pattie
*YORK* sugar free peppermint pattie
*ZAGNUT* candy bar
*ZERO* candy bar

We also sell products in the United States under the following product lines:

*Premium products*

Our line of premium chocolate and confectionery offerings includes *CACAO RESERVE BY HERSHEY'S* chocolate bars and drinking cocoa mixes. Artisan Confections Company, a wholly-owned subsidiary of The Hershey Company, markets *SCHARFFEN BERGER* high-cacao dark chocolate products, *JOSEPH SCHMIDT* handcrafted chocolate gifts and *DAGOBA* natural and organic chocolate products.

*Snack products*

Our snack products include *HERSHEY'S SNACKSTERS* snack mix; *HERSHEY'S, ALMOND JOY, REESE'S,* and *YORK* cookies; *HERSHEY'S* and *REESE'S* granola bars; and *MAUNA LOA* macadamia snack nuts and cookies in several varieties.

*Refreshment products*

Our line of refreshment products includes *ICE BREAKERS* mints and chewing gum, *BREATH SAVERS* mints, *BUBBLE YUM* bubble gum and *YORK* mints.

*Food and beverage enhancers*

Food and beverage enhancers include *HERSHEY'S BAKE SHOPPE, HERSHEY'S, REESE'S, HEATH,* and *SCHARFFEN BERGER* baking products. Our toppings and sundae syrups include *HEATH* and *HERSHEY'S.* We sell hot cocoa mix under the *HERSHEY'S, HERSHEY'S GOODNIGHT HUGS* and *HERSHEY'S GOODNIGHT KISSES* brand names.

***Canada***

Principal products we manufacture and sell in Canada are *HERSHEY'S* milk chocolate bars and milk chocolate bars with almonds; *OH HENRY!* candy bars; *REESE PEANUT BUTTER CUPS* candy; *HERSHEY'S KISSES* candy bar; *KISSABLES* brand chocolate candies; *TWIZZLERS* candy; *GLOSETTE* chocolate-covered raisins, peanuts and almonds; *JOLLY RANCHER* candy; *WHOPPERS* malted milk balls; *SKOR* toffee bars; *EAT MORE* candy bars; *POT OF GOLD* boxed chocolates; and *CHIPITS* chocolate chips.

***Mexico***

We manufacture, import, market, sell and distribute chocolate and confectionery products in Mexico including *HERSHEY'S, KISSES, JOLLY RANCHER,* and *PELÓN PELO RICO* chocolate, confectionery and beverage items.

### *Brazil*

We manufacture, import and market chocolate and confectionery products in Brazil including *HERSHEY'S* chocolate and confectionery items and *IO-IO* items.

### *India*

We manufacture, market, sell and distribute confectionery, snack and beverage products in India including *NUTRINE* and *GODREJ* confectionery and beverage products.

## Customers

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, department stores and natural food stores. Our customers then resell our products to end-consumers in over 2 million retail outlets in North America and other locations worldwide. In 2007, sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, amounted to approximately 26% of our total net sales. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

## Marketing Strategy and Seasonality

The foundation of our marketing strategy is our strong brand equities, product innovation, the consistently superior quality of our products, our manufacturing expertise and mass distribution capabilities. We also devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We have a variety of promotional programs for our customers as well as advertising and promotional programs for consumers of our products. We stimulate sales of certain products with promotional programs at various times throughout the year. Our sales are typically higher during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

2007 Annual Report
to Stockholders

## Product Distribution

In conjunction with our sales and marketing efforts, our efficient product distribution network helps us maintain sales growth and provide superior customer service. We plan optimum stock levels and work with our customers to set reasonable delivery times. Our distribution network provides for the efficient shipment of our products from our manufacturing plants to distribution centers strategically located throughout the United States, Canada and Mexico. We primarily use common carriers to deliver our products from these distribution points to our customers.

## Price Changes

We change prices and weights of our products when necessary to accommodate changes in manufacturing costs, the competitive environment and profit objectives, while at the same time maintaining consumer value. Price increases and weight changes help to offset increases in our input costs, including raw and packaging materials, fuel, utilities, transportation, and employee benefits.

In April 2007, we announced an increase of approximately four percent to five percent in the wholesale prices of our domestic confectionery line, effective immediately. The price increase applied to our standard bar, king-size bar, 6-pack and vending lines. These products represent approximately one-third of our U.S. confectionery portfolio. This action was implemented to help partially offset increases in input costs, including raw and packaging materials, fuel, utilities and transportation.

We announced a combination of price increases and weight changes on certain *JOLLY RANCHER* and *TWIZZLERS* candy and chocolate packaged candy items in November 2005. These changes went into effect in December 2005 and early 2006 and represented a weighted-average price increase of approximately one percent over the entire domestic product line when fully effective in the second quarter of 2006.

In December 2004, we announced an increase in the wholesale prices of approximately half of our domestic confectionery line. Changes that were effective in January 2005 represented a weighted-average increase of approximately six percent on our standard bar, king-size bar, 6-pack and vending lines. Changes that were effective in February 2005 represented a weighted-average price increase of approximately four percent on packaged candy. The price increases announced in December 2004 represented an average increase of three percent over the entire domestic product line.

**Raw Materials**

Cocoa is the most significant raw material we use to produce our chocolate products. We buy a mix of cocoa beans and cocoa products, including cocoa liquor, cocoa butter and cocoa powder, to meet manufacturing requirements. Cocoa beans and cocoa products are purchased directly from third party suppliers. Cocoa beans are grown principally in Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70 percent of the world's supply of cocoa beans. Cocoa beans are not uniform, and the various grades and varieties reflect the diverse agricultural practices and natural conditions found in many growing areas.

Historically there have been instances of weather catastrophes, crop disease, civil disruptions, embargoes and other problems in cocoa-producing countries that have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports. In the event that such a disruption would occur in any given country, we believe cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer.

Cocoa beans are processed to produce cocoa liquor, cocoa butter and cocoa powder. Beginning in 2008, we will predominately purchase cocoa products to meet our manufacturing requirements rather than processing cocoa beans. This change to our manufacturing process is the result of a comprehensive, supply chain transformation program to enhance manufacturing, sourcing and customer service capabilities that we initiated in 2007, along with ingredient sourcing arrangements entered into during 2007.

During 2007, cocoa prices traded in a range between 74¢ and 95¢ per pound, based on the New York Board of Trade futures contract. The table below shows annual average cocoa prices, and the highest and lowest monthly averages for each of the calendar years indicated. The prices are the monthly average of the quotations at noon of the three active futures trading contracts closest to maturity on the New York Board of Trade.

| | Cocoa Futures Contract Prices (cents per pound) | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| Annual Average | 86.1 | 70.0 | 68.3 | 68.7 | 77.8 |
| High | 94.6 | 74.9 | 78.7 | 76.8 | 99.8 |
| Low | 74.5 | 67.1 | 63.5 | 62.1 | 65.6 |

Source: International Cocoa Organization Quarterly Bulletin of Cocoa Statistics

Our costs will not necessarily reflect market price fluctuations because of our forward purchasing practices, premiums and discounts reflective of varying delivery times, and supply and demand for our specific varieties and grades of cocoa beans, cocoa liquor, cocoa butter and cocoa powder. As a result, the average futures contract prices are not necessarily indicative of our average cost of cocoa beans or cocoa products.

The Farm Security and Rural Investment Act of 2002, which is a six-year farm bill, impacts the prices of sugar, corn, peanuts and dairy products because it sets price support levels for these commodities.

During 2007, dairy prices were significantly higher, starting the year at nearly 13¢ per pound and rising to 22¢ per pound on a class II fluid milk basis. Tight global supplies were driven by drought in Australia as well as reduced exports from the European Union due to the elimination of subsidies. Also, input costs for U.S. producers were up due to heightened grain prices impacting feed costs. Additionally, the United States Department of Agriculture adjusted their mechanism for establishing market prices of nonfat dry milk, further escalating costs.

The price of sugar is subject to price supports under U.S. farm legislation. This legislation establishes import quotas and duties to support the price of sugar. As a result, sugar prices paid by users in the U.S. are currently substantially higher than prices on the world sugar market. In 2007, sugar supplies in the U.S. improved due to larger sugar beet and sugar cane crops. As a result, refined sugar prices declined from 31¢ to 29¢ per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

Peanut prices in the U.S. began the year around 42¢ per pound but gradually increased during the year to 53¢ per pound due to supply tightness driven by lower planted acreage and dry conditions during the growing season. Almond prices began the year at $2.50 per pound and declined to $2.20 per pound during the year driven by supply increases due to a record crop which produced 19% more volume than the prior year.

We attempt to minimize the effect of future price fluctuations related to the purchase of major raw materials and certain energy requirements primarily through forward purchasing to cover our future requirements, generally for periods from 3 to 24 months. We enter into futures contracts to manage price risks for cocoa beans and cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. However, the dairy markets are not as developed as many of the other commodities markets and, therefore, it is not possible to hedge our costs for dairy products by taking forward positions to extend coverage for longer periods of time. Currently, active futures contracts are not available for use in pricing our other major raw material requirements. For more information on price risks associated with our major raw material requirements, see Commodities—Price Risk Management and Futures Contracts on page 39.



**Competition**

Many of our brands enjoy wide consumer acceptance and are among the leading brands sold in the marketplace. We sell our brands in a highly competitive market with many other multinational, national, regional and local firms. Some of our competitors are much larger firms that have greater resources and more substantial international operations.

### Trademarks, Service Marks and License Agreements

We own various registered and unregistered trademarks and service marks and have rights under licenses to use various trademarks that are of material importance to our business.

We have license agreements with several companies to manufacture and/or sell certain products. Our rights under these agreements are extendible on a long-term basis at our option. Our most significant licensing agreements are as follows:

| Company | Type | Brand | Location | Requirements |
|---|---|---|---|---|
| Cadbury Schweppes p.l.c. and affiliates | License to manufacture and/or sell and distribute confectionery products | *YORK*<br>*PETER PAUL ALMOND JOY*<br>*PETER PAUL MOUNDS* | Worldwide | None |
| | | *CADBURY CARAMELLO* | United States | Minimum sales requirement exceeded in 2007 |
| Société des Produits Nestlé SA | License to manufacture and distribute confectionery products | *KIT KAT*<br>*ROLO* | United States | Minimum unit volume sales exceeded in 2007 |
| Huhtamäki Oy affiliate | Certain trademark licenses for confectionery products | *GOOD & PLENTY*<br>*HEATH*<br>*JOLLY RANCHER*<br>*MILK DUDS*<br>*PAYDAY*<br>*WHOPPERS* | Worldwide | None |

Various dairies throughout the United States produce and sell *HERSHEY'S* chocolate and strawberry flavored milks under license. We also grant trademark licenses to third parties to produce and sell baking and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

### Backlog of Orders

We manufacture primarily for stock and fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders, this backlog is not material in respect to our total annual sales, nor are the changes from time to time significant.

### Research and Development

We engage in a variety of research and development activities. We develop new products, improve the quality of existing products, improve and modernize production processes, and develop and implement new technologies to enhance the quality and value of both current and proposed product lines. Information concerning our research and development expense is contained in Note 1 of the Notes to the Consolidated Financial Statements (Item 8. Financial Statements and Supplementary Data).

**Food Quality and Safety Regulation**

The manufacture and sale of consumer food products is highly regulated. In the United States, our activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate our businesses outside of the United States.

**Environmental Considerations**

Investments were made in 2007 to comply with environmental laws and regulations. These investments were not material with respect to our capital expenditures, earnings or competitive position.

**Employees**

As of December 31, 2007, we employed approximately 11,000 full-time and 1,800 part-time employees worldwide. Collective bargaining agreements covered approximately 4,200 employees for which agreements covering approximately 25% of these employees, primarily outside of the United States, will expire during 2008. We believe that our employee relations are good.

**Financial Information by Geographic Area**

Our principal operations and markets are located in the United States. The percentage of total consolidated net sales for our businesses outside of the United States was 13.8% for 2007, 10.9% for 2006 and 10.9% for 2005. The percentage of total consolidated assets outside of the United States as of December 31, 2007 was 16.2% and as of December 31, 2006 was 13.8%. Operating profit margins vary among individual products and product groups.

**Available Information**



We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We file or furnish annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). You may obtain a copy of any of these reports, free of charge, from the Investor Relations section of our website, *www.hersheys.com* shortly after we file or furnish the information to the SEC.

You may also obtain a copy of any of these reports directly from the SEC. You may read and copy any material we file or furnish with the SEC at their Office of Investor Education and Advocacy, located at 100 F Street N.E., Washington, D.C. 20549. The phone number for information about the operation of the SEC Office of Investor Education and Advocacy is 1-800-732-0330 (if you are calling from within the United States), or 202-551-8090. Because we electronically file our reports, you may also obtain this information from the SEC internet website at *www.sec.gov.* You can obtain additional contact information for the SEC on their website.

Our Company has a Code of Ethical Business Conduct that applies to our Board of Directors, all company officers and employees, including, without limitation, our Chief Executive Officer and "senior financial officers" (including the Chief Financial Officer, Chief Accounting Officer and persons performing similar functions). You can obtain a copy of our Code of Ethical Business Conduct from the Investor Relations section of our website, *www.hersheys.com.* If we change or waive any portion of the Code of Ethical Business Conduct that applies to any of our directors, executive officers or senior financial officers, we will post that information on our website within four business days. In the case of a waiver, such information will include the name of the person to whom the waiver applied, along with the date and type of waiver.

We also post our Corporate Governance Guidelines and Charters for each of the Board's standing committees in the Investor Relations section of our website, *www.hersheys.com.* The Board of Directors adopted each of these guidelines and charters. If you are a beneficial owner of Common Stock or Class B Common Stock ("Class B Stock"), we will provide you with a free copy of the Code of Ethical Business Conduct, the Corporate Governance Guidelines or the Charter of any standing committee of the Board of Directors, upon request. We will also give any stockholder a copy of one or more of the Exhibits listed in Part IV of this report, upon request. We charge a small copying fee for these exhibits to cover our costs. To request a copy of any of these documents, you can contact us at—The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

## Item 1A. *RISK FACTORS*

We are subject to changing economic, competitive, regulatory and technological risks and uncertainties because of the nature of our operations. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this report. Many of the forward-looking statements contained in this document may be identified by the use of words such as "intend," "believe," "expect," "anticipate," "should," "planned," "projected," "estimated" and "potential," among others. Among the factors that could cause our actual results to differ materially from the results projected in our forward-looking statements are the risk factors described below.

***Annual savings from initiatives to transform our supply chain and advance our value-enhancing strategy may be less than we expect.***

In February 2007, we announced a comprehensive, supply chain transformation program which includes a phased three-year plan to enhance our manufacturing, sourcing and customer service capabilities. We expect ongoing annual savings from this program and previous initiatives to generate significant savings to invest in our growth initiatives and to advance our value-enhancing strategy. If ongoing annual savings do not meet our expectations, we may not obtain the anticipated future benefits.

***Increases in raw material and energy costs could affect future financial results.***

We use many different commodities for our business, including cocoa beans, cocoa products, sugar, dairy products, peanuts, almonds, corn sweeteners, natural gas and fuel oil.

Commodities are subject to price volatility and changes in supply caused by:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

Although we use forward contracts and commodity futures contracts, where possible, to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. If we are unable to offset cost increases for major raw materials and energy, there could be a negative impact on our results of operations and financial condition.

***Price increases may not be sufficient to offset cost increases and maintain profitability.***

We may be able to pass some or all raw material, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product size may also result in a reduction in sales volume. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

***Implementation of our supply chain transformation program may not occur within the anticipated timeframe and/or may exceed our cost estimates.***

We announced a comprehensive supply chain transformation program in February 2007 which is expected to be completed by December 2009. We estimate that this program will incur pre-tax charges and non-recurring project implementation costs of $525 million to $575 million over the three-year period. Completion of this program is subject to multiple operating and executional risks, including coordination of manufacturing changes, production line startups, cross-border legal, regulatory and political issues, and foreign currency exchange risks, among others. If we are not able to complete the program initiatives within the anticipated timeframe and within our cost estimates, our results of operations and financial condition could be negatively impacted.

***Issues related to the quality and safety of our products, ingredients or packaging could cause a product recall, resulting in harm to the Company's reputation and negatively impacting our operating results.***

In order to sell our iconic, branded products, we need to maintain a good reputation with our customers and consumers. Issues related to quality and safety of our products, ingredients or packaging, could jeopardize our Company's image and reputation. Negative publicity related to these types of concerns, or related to product contamination or product tampering, whether valid or not, might negatively impact demand for our products, or cause production and delivery disruptions. We may need to recall products if any of our products become unfit for consumption. In addition, we could potentially be subject to litigation or government actions, which could result in payments of fines or damages. Costs associated with these potential actions could negatively affect our operating results.

A product recall and related temporary plant closure during the fourth quarter of 2006 was caused by a contaminated ingredient purchased from an outside supplier. We have filed a claim for damages and are currently in litigation. A receivable was included in prepaid expenses and other current assets related to the anticipated recovery of damages. Future developments in this case could impact our ability to recover the costs we incurred for the recall and temporary plant closure from responsible third-parties.

***Future developments related to the investigation by government regulators of alleged pricing practices by members of the confectionery industry could impact our reputation, the regulatory environment under which we operate, and our operating results.***

Government regulators are investigating alleged pricing practices by members of the confectionery industries in certain jurisdictions. We are cooperating fully with all relevant authorities. These allegations could have a negative impact on our Company's reputation. We may also be subject to subsequent litigation or government action, including payment of fines or damages. We may incur increased costs associated with this investigation. In addition, our costs could increase if we would be required to pay fines or damages, or institute additional, new, government-mandated regulatory controls. These possible actions could negatively impact our future operating results.

***Pension costs could increase at a higher than anticipated rate.***

Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements of our pension plans. Additionally, we could incur pension settlement losses if a significant number of employees who have retired or have left the company decide to withdraw substantial lump sums from their pension accounts. Pension settlement losses of approximately $11.8 million were incurred during 2007 and we anticipate additional settlement costs in 2008. The fair value of our pension plan assets exceeded pension benefits obligations as of December 31, 2007. However, a significant increase in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows.

***Increases in our stock price could increase expenses.***

Changes in the price of our Common Stock expose us to market risks. Expenses for incentive compensation could increase due to an increase in the price of our Common Stock.

***Market demand for new and existing products could decline.***

We operate in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Continued success is dependent on product innovation, including maintaining a strong pipeline of new products, effective retail execution, appropriate advertising campaigns and marketing programs, and the ability to secure adequate shelf space at retail locations. In addition, success depends on our response to consumer trends, consumer health concerns, including obesity and the consumption of certain ingredients, and changes in product category consumption and consumer demographics.

Our largest customer, McLane Company, Inc., accounted for approximately 26% of our total net sales in 2007 reflecting the continuing consolidation of our customer base. In this environment, there continue to be competitive product and pricing pressures, as well as challenges in maintaining profit margins. We must maintain mutually beneficial relationships with our key customers, including retailers and distributors, to compete effectively. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, including Wal-Mart Stores, Inc.



***Increased marketplace competition could hurt our business.***

The global confectionery packaged goods industry is intensely competitive, as is the broader snack market. Some of our competitors are much larger firms that have greater resources and more substantial international operations. In order to protect our existing market share or capture increased market share in this highly competitive retail environment, we may be required to increase expenditures for promotions and advertising, and continue to introduce and establish new products. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment.

***Changes in governmental laws and regulations could increase our costs and liabilities or impact demand for our products.***

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. This could affect our results of operations or increase our liabilities. These negative impacts could result from changes in food and drug laws, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws, employment laws and environmental laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition.

***International operations could fluctuate unexpectedly and adversely impact our business.***

In 2007, we derived approximately 13.8% of our net sales from customers located outside the United States. Some of our assets are also located outside of the United States. As part of our global growth strategy, we are increasing our investments outside of the United States, particularly in India and China. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

- Unforeseen global economic and environmental changes resulting in business interruption, supply constraints, inflation, deflation or decreased demand;
- Difficulties and costs associated with complying with, and enforcing remedies under a wide variety of complex laws, treaties and regulations;
- Different regulatory structures and unexpected changes in regulatory environments;
- Political and economic instability, including the possibility of civil unrest;
- Nationalization of our properties by foreign governments;
- Tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation;
- Potentially negative consequences from changes in tax laws;
- The imposition of tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;
- Increased costs, disruptions in shipping or reduced availability of freight transportation;
- The impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies; and
- Failure to gain sufficient profitable scale in certain international markets resulting in losses from impairment or sale of assets.



## Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

## Item 2. *PROPERTIES*

Our principal properties include the following:

| Country | Location | Type | Status (Own/ Lease) |
|---|---|---|---|
| United States | Hershey, Pennsylvania (3 principal plants) | Manufacturing—confectionery products, and food and beverage enhancers | Own |
| | Lancaster, Pennsylvania | Manufacturing—confectionery products | Own |
| | Oakdale, California | Manufacturing—confectionery products, and food and beverage enhancers | Own* |
| | Robinson, Illinois | Manufacturing—confectionery and snack products, and food and beverage enhancers | Own |
| | Stuarts Draft, Virginia | Manufacturing—confectionery products, and food and beverage enhancers | Own |
| | Edwardsville, Illinois | Distribution | Own |
| | Palmyra, Pennsylvania | Distribution | Own |
| | Redlands, California | Distribution | Own** |
| Canada | Smiths Falls, Ontario | Manufacturing—confectionery products, and food and beverage enhancers | Own* |
| | Mississauga, Ontario | Distribution | Lease |

* The Oakdale, California manufacturing facility ceased production in January 2008. The Smiths Falls, Ontario manufacturing facility is currently expected to cease production in the first quarter of 2009.

** We expect to sell the Redlands, California facility in 2008 as part of our global supply chain transformation program and enter into a leasing arrangement for the facility for a period necessary to meet our continued operating requirements.

In addition to the locations indicated above, we are constructing a manufacturing facility for confectionery products in Monterrey, Mexico which will begin operations in 2008. We also own or lease several other properties and buildings worldwide which we use for manufacturing and for sales, distribution and administrative functions. Our facilities are well maintained. These facilities generally have adequate capacity and can accommodate seasonal demands, changing product mixes and certain additional growth. The largest facilities are located in Hershey, Pennsylvania. Many additions and improvements have been made to these facilities over the years and they include equipment of the latest type and technology.

## Item 3. *LEGAL PROCEEDINGS*

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau, and has received a request for information from the European Commission. In addition, the U.S. Department of Justice is conducting an inquiry. The Company is also party to approximately 50 related civil antitrust suits in the United States and three in Canada. Each claim contains class action allegations, instituted on behalf of consumers and, in some cases, by certain companies that purchase chocolate for resale, that allege conspiracies in restraint of trade and challenge the pricing and/or purchasing practices of the Company. Several other chocolate confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation and is a defendant in certain of the lawsuits. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

## Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable.

## PART II

### Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

We paid $252.3 million in cash dividends on our Common Stock and Class B Stock in 2007 and $235.1 million in 2006. The annual dividend rate on our Common Stock in 2007 was $1.19 per share, an increase of 10.2% over the 2006 rate of $1.08 per share. The 2007 dividend increase represented the 33rd consecutive year of Common Stock dividend increases.

On February 13, 2008, our Board of Directors declared a quarterly dividend of $.2975 per share of Common Stock payable on March 14, 2008, to stockholders of record as of February 25, 2008. It is the Company's 313th consecutive Common Stock dividend. A quarterly dividend of $.2678 per share of Class B Stock also was declared.

Our Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 372.0 million shares of our Common Stock were traded during 2007. The Class B Stock is not publicly traded.

The closing price of our Common Stock on December 31, 2007 was $39.40. There were 40,901 stockholders of record of our Common Stock and our Class B Stock as of December 31, 2007.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

| | Dividends Paid Per Share | | Common Stock Price Range* | |
|---|---|---|---|---|
| | Common Stock | Class B Stock | High | Low |
| **2007** | | | | |
| 1st Quarter | **$ .2700** | **$ .2425** | **$56.37** | **$49.70** |
| 2nd Quarter | **.2700** | **.2425** | **56.75** | **49.81** |
| 3rd Quarter | **.2975** | **.2678** | **51.29** | **44.03** |
| 4th Quarter | **.2975** | **.2678** | **47.41** | **38.21** |
| Total | **$1.1350** | **$1.0206** | | |

| | Dividends Paid Per Share | | Common Stock Price Range* | |
|---|---|---|---|---|
| | Common Stock | Class B Stock | High | Low |
| 2006 | | | | |
| 1st Quarter | $ .2450 | $ .2200 | $55.44 | $50.62 |
| 2nd Quarter | .2450 | .2200 | 57.65 | 48.20 |
| 3rd Quarter | .2700 | .2425 | 57.30 | 50.48 |
| 4th Quarter | .2700 | .2425 | 53.60 | 48.96 |
| Total | $1.0300 | $ .9250 | | |

* NYSE-Composite Quotations for Common Stock by calendar quarter.

**Unregistered Sales of Equity Securities and Use of Proceeds**

None.

## Issuer Purchases of Equity Securities

Purchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2007:

| Period | (a) Total Number of Shares Purchased | (b) Average Price Paid per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | (d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1] |
|---|---|---|---|---|
| | | | | (in thousands of dollars) |
| October 1 through October 28, 2007 | 49,000 | $42.04 | — | $100,017 |
| October 29 through November 25, 2007 | 69,000 | $41.69 | — | $100,017 |
| November 26 through December 31, 2007 | 73,000 | $39.59 | — | $100,017 |
| Total | 191,000 | $40.98 | — | |

(1) In December 2006, our Board of Directors approved a $250 million share repurchase program.

## Performance Graph

The following graph compares our cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard & Poor's 500 Index and the Standard & Poor's Packaged Foods Index.

**Comparison of Five Year Cumulative Total Return***
**The Hershey Company, S&P 500 Index and**
**S&P Packaged Foods Index**



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
HERSHEY
S&P 500
S&P Packaged Foods


| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| HERSHEY | $100 | $117 | $171 | $173 | $159 | $129 |
| S&P 500 | $100 | $129 | $143 | $150 | $173 | $183 |
| S&P Packaged Foods | $100 | $108 | $129 | $119 | $138 | $143 |

* Hypothetical $100 invested on December 31, 2002 in Hershey Common Stock, S&P 500 Index and S&P Packaged Foods Index, assuming reinvestment of dividends.

## Item 6. *SELECTED FINANCIAL DATA*

### SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
### All dollar and share amounts in thousands except market price and per share statistics

| | 5-Year Compound Growth Rate | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|---|
| **Summary of Operations** | | | | | | | |
| Net Sales | 3.7% | $ **4,946,716** | 4,944,230 | 4,819,827 | 4,416,389 | 4,162,987 | 4,131,647 |
| Cost of Sales | 5.2% | $ **3,315,147** | 3,076,718 | 2,956,682 | 2,672,716 | 2,539,469 | 2,568,017 |
| Selling, Marketing and Administrative | 1.0% | $ **895,874** | 860,378 | 912,986 | 867,104 | 841,105 | 853,048 |
| Business Realignment and Impairment Charges, Net | | $ **276,868** | 14,576 | 96,537 | — | 23,357 | 27,552 |
| Gain on Sale of Business(a) | | $ **—** | — | — | — | 8,330 | — |
| Interest Expense, Net | 14.3% | $ **118,585** | 116,056 | 87,985 | 66,533 | 63,529 | 60,722 |
| Provision for Income Taxes | (11.2)% | $ **126,088** | 317,441 | 277,090 | 235,399 | 257,268 | 228,427 |
| Income before Cumulative Effect of Accounting Change | (11.5)% | $ **214,154** | 559,061 | 488,547 | 574,637 | 446,589 | 393,881 |
| Cumulative Effect of Accounting Change | | $ **—** | — | — | — | 7,368 | — |
| Net Income | (11.5)% | $ **214,154** | 559,061 | 488,547 | 574,637 | 439,221 | 393,881 |
| Net Income Per Share: | | | | | | | |
| —Basic—Class B Stock | (8.1)% | $ **.87** | 2.19 | 1.85 | 2.11 | 1.55 | 1.33 |
| —Diluted—Class B Stock | (8.0)% | $ **.87** | 2.17 | 1.84 | 2.09 | 1.54 | 1.32 |
| —Basic—Common Stock | (8.2)% | $ **.96** | 2.44 | 2.05 | 2.31 | 1.71 | 1.47 |
| —Diluted—Common Stock | (8.2)% | $ **.93** | 2.34 | 1.97 | 2.24 | 1.66 | 1.43 |
| Weighted-Average Shares Outstanding: | | | | | | | |
| —Basic—Common Stock | | **168,050** | 174,722 | 183,747 | 193,037 | 201,768 | 212,219 |
| —Basic—Class B Stock | | **60,813** | 60,817 | 60,821 | 60,844 | 60,844 | 60,856 |
| —Diluted | | **231,449** | 239,071 | 248,292 | 256,934 | 264,532 | 275,429 |
| Dividends Paid on Common Stock | 7.4% | $ **190,199** | 178,873 | 170,147 | 159,658 | 144,985 | 133,285 |
| Per Share | 12.5% | $ **1.135** | 1.03 | .93 | .835 | .7226 | .63 |
| Dividends Paid on Class B Stock | 12.4% | $ **62,064** | 56,256 | 51,088 | 46,089 | 39,701 | 34,536 |
| Per Share | 12.5% | $ **1.0206** | .925 | .84 | .7576 | .6526 | .5675 |
| Net Income as a Percent of Net Sales, GAAP Basis | | **4.3%** | 11.3% | 10.1% | 13.0% | 10.6% | 9.5% |
| Non-GAAP Income as a Percent of Net Sales(b) | | **9.7%** | 11.5% | 11.7% | 11.6% | 11.0% | 10.3% |
| Depreciation | 13.5% | $ **292,658** | 181,038 | 200,132 | 171,229 | 158,933 | 155,384 |
| Advertising | (4.7)% | $ **127,896** | 108,327 | 125,023 | 137,931 | 145,387 | 162,874 |
| Payroll | 1.7% | $ **645,083** | 645,480 | 647,825 | 614,037 | 585,419 | 594,372 |
| **Year-end Position and Statistics** | | | | | | | |
| Capital Additions | 7.4% | $ **189,698** | 183,496 | 181,069 | 181,728 | 218,650 | 132,736 |
| Capitalized Software Additions | 3.7% | $ **14,194** | 15,016 | 13,236 | 14,158 | 18,404 | 11,836 |
| Total Assets | 4.0% | $ **4,247,113** | 4,157,565 | 4,262,699 | 3,794,750 | 3,577,026 | 3,483,442 |
| Short-term Debt and Current Portion of Long-term Debt | 98.0% | $ **856,392** | 843,998 | 819,115 | 622,320 | 12,509 | 28,124 |
| Long-term Portion of Debt | 8.5% | $ **1,279,965** | 1,248,128 | 942,755 | 690,602 | 968,499 | 851,800 |
| Stockholders' Equity | (16.0)% | $ **592,922** | 683,423 | 1,016,380 | 1,137,103 | 1,328,975 | 1,416,434 |
| Full-time Employees | | **11,000** | 12,800 | 13,750 | 13,700 | 13,100 | 13,700 |
| **Return Measures** | | | | | | | |
| Operating Return on Average Stockholders' Equity, GAAP Basis(c) | | **33.6%** | 65.8% | 45.4% | 46.6% | 32.0% | 30.3% |
| Non-GAAP Operating Return on Average Stockholders' Equity(c) | | **75.5%** | 66.7% | 52.2% | 41.6% | 33.2% | 32.8% |
| Operating Return on Average Invested Capital, GAAP Basis(c) | | **12.4%** | 26.4% | 23.6% | 25.7% | 18.3% | 17.6% |
| Non-GAAP Operating Return on Average Invested Capital(c) | | **25.0%** | 26.8% | 26.8% | 23.2% | 18.9% | 18.9% |
| **Stockholders' Data** | | | | | | | |
| Outstanding Shares of Common Stock and Class B Stock at Year-end | | **227,050** | 230,264 | 240,524 | 246,588 | 259,059 | 268,440 |
| Market Price of Common Stock at Year-end | 3.2% | $ **39.40** | 49.80 | 55.25 | 55.54 | 38.50 | 33.72 |
| Range During Year | | **$56.75–38.21** | 57.65–48.20 | 67.37–52.49 | 56.75–37.28 | 39.33–30.35 | 39.75–28.23 |

2007 Annual Report to Stockholders

(a) Includes the gain on the sale of gum brands in 2003.

(b) Non-GAAP Income as a Percent of Net Sales is calculated by dividing Non-GAAP Income excluding Items Affecting Comparability by Net Sales. A reconciliation of Net Income presented in accordance with U.S. generally accepted accounting principles ("GAAP") to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe that the use of Non-GAAP Income provides useful information to investors.

(c) The calculation method for these measures is described on page 48 under RETURN MEASURES. The Non-GAAP Operating Return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe the use of Non-GAAP Income provides useful information to investors.

## Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

### EXECUTIVE OVERVIEW

The year ended December 31, 2007 was very difficult. We experienced sharp increases in the cost of commodities, particularly costs for dairy products. These cost increases totaled approximately $100 million and reduced gross margin by approximately 240 basis points. We also experienced increased competitive activity and changing consumer trends toward premium and trade-up product segments that affected our growth and profitability. In the face of these challenges, we did not have adequate product innovation and sufficient brand support or retail execution in our core U.S. market. Additionally, we continued to invest in key international markets.

Net sales were even with the prior year as increased sales from our international businesses and incremental sales from the acquisition of the Godrej Hershey Foods and Beverages Company were substantially offset by lower sales in the United States. Net sales declined in the United States primarily as a result of increased competitive activity and reduced retail velocity. Income and earnings per share were significantly lower than 2006 primarily as a result of a lower gross margin reflecting substantially higher input costs, principally related to higher costs for dairy products and certain other raw materials, and reduced price realization resulting from increased promotional costs, partly offset by lower costs associated with our supply chain productivity improvements. Increased investment spending for advertising and expansion of our international infrastructure also contributed to the lower income in 2007.



#### Non-GAAP Financial Measures—Items Affecting Comparability

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section includes certain measures of financial performance that are not defined by U.S. generally accepted accounting principles ("GAAP"). For each of these non-GAAP financial measures, we are providing below (1) the most directly comparable GAAP measure; (2) a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure; (3) an explanation of why our management believes these non-GAAP measures provide useful information to investors; and (4) additional purposes for which we use these non-GAAP measures.

We believe that the disclosure of these non-GAAP measures provides investors with a better comparison of our year-to-year operating results. We exclude the effects of certain items from Income before Interest and Income Taxes ("EBIT"), Net Income and Income per Share-Diluted-Common Stock ("EPS") when we evaluate key measures of our performance internally, and in assessing the impact of known trends and uncertainties on our business. We also believe that excluding the effects of these items provides a more balanced view of the underlying dynamics of our business.

Items affecting comparability include the impacts of charges or credits in 2007, 2006, 2005, 2003 and 2002 associated with our business realignment initiatives and a reduction of the income tax provision in 2004 resulting from adjustments to income tax contingency reserves.

| For the years ended December 31, | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| In millions of dollars except per share amounts | EBIT | Net Income | EPS | EBIT | Net Income | EPS |
| Results in accordance with GAAP | **$458.8** | **$214.2** | **$ .93** | $ 992.6 | $559.1 | $2.34 |
| Items affecting comparability: | | | | | | |
| Business realignment charges included in cost of sales | **123.1** | **80.9** | **.35** | (3.2) | (2.0) | (.01) |
| Business realignment charges included in selling, marketing and administrative ("SM&A") | **12.6** | **7.8** | **.03** | .3 | .2 | — |
| Business realignment and impairment charges, net | **276.9** | **178.9** | **.77** | 14.5 | 9.3 | .04 |
| Non-GAAP results excluding items affecting comparability | **$871.4** | **$481.8** | **$2.08** | $1,004.2 | $566.6 | $2.37 |

| For the years ended December 31, | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| In millions of dollars except per share amounts | EBIT | Net Income | EPS | EBIT | Net Income | EPS |
| Results in accordance with GAAP | $853.6 | $488.5 | $1.97 | $876.6 | $574.6 | $2.24 |
| Items affecting comparability: | | | | | | |
| Business realignment charges included in cost of sales | 22.5 | 13.4 | .05 | — | — | — |
| Business realignment and impairment charges, net | 96.5 | 60.7 | .25 | — | — | — |
| Tax provision adjustment | — | — | — | — | (61.1) | (.24) |
| Non-GAAP results excluding items affecting comparability | $972.6 | $562.6 | $2.27 | $876.6 | $513.5 | $2.00 |

| For the years ended December 31, | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| In millions of dollars except per share amounts | EBIT | Net Income | EPS | EBIT | Net Income | EPS |
| Results in accordance with GAAP | $767.4 | $439.2 | $1.66 | $683.0 | $393.9 | $1.43 |
| Items affecting comparability: | | | | | | |
| Business realignment charges included in cost of sales | 2.1 | 1.3 | — | 6.4 | 4.1 | .01 |
| Costs to explore the sale of the Company included in SM&A | — | — | — | 17.2 | 10.9 | .04 |
| Business realignment and impairment charges, net | 23.4 | 14.2 | .05 | 27.6 | 17.4 | .06 |
| Gain on sale of business | (8.3) | (5.7) | (.02) | — | — | — |
| Cumulative effect of accounting change | — | 7.4 | .03 | — | — | — |
| Non-GAAP results excluding items affecting comparability | $784.6 | $456.4 | $1.72 | $734.2 | $426.3 | $1.54 |

| | Actual Results Excluding Items Affecting Comparability | | |
|---|---|---|---|
| Key Annual Performance Measures | 2007 | 2006 | 2005 |
| Increase in Net Sales | **0.1%** | 2.6% | 9.1% |
| (Decrease) increase in EBIT | **(13.2)%** | 3.2% | 11.0% |
| (Decline) improvement in EBIT Margin in basis points ("bps") | **(270)bps** | 10 bps | 40 bps |
| (Decrease) increase in EPS | **(12.2)%** | 4.4% | 13.5% |

## SUMMARY OF OPERATING RESULTS

### Analysis of Selected Items from Our Income Statement

| For the years ended December 31, | 2007 | 2006 | 2005 | Percent Change Increase (Decrease) 2007-2006 | 2006-2005 |
|---|---|---|---|---|---|
| In millions of dollars except per share amounts | | | | | |
| Net Sales | **$4,946.7** | $4,944.2 | $4,819.8 | 0.1% | 2.6% |
| Cost of Sales | **3,315.1** | 3,076.7 | 2,956.7 | 7.7 | 4.1 |
| Gross Profit | **1,631.6** | 1,867.5 | 1,863.1 | (12.6) | 0.2 |
| Gross Margin | ***33.0%*** | *37.8%* | *38.7%* | | |
| SM&A Expense | **895.9** | 860.3 | 913.0 | 4.1 | (5.8) |
| SM&A Expense as a percent of sales | ***18.1%*** | *17.4%* | *18.9%* | | |
| Business Realignment and Impairment Charges, net | **276.9** | 14.6 | 96.5 | N/A | (84.9) |
| EBIT | **458.8** | 992.6 | 853.6 | (53.8) | 16.3 |
| EBIT Margin | ***9.3%*** | *20.1%* | *17.7%* | | |
| Interest Expense, Net | **118.6** | 116.1 | 88.0 | 2.2 | 31.9 |
| Provision for Income Taxes | **126.0** | 317.4 | 277.1 | (60.3) | 14.6 |
| Effective Income Tax Rate | ***37.1%*** | *36.2%* | *36.2%* | | |
| Net Income | **$ 214.2** | $ 559.1 | $ 488.5 | (61.7) | 14.4 |
| Net Income Per Share—Diluted | **$ .93** | $ 2.34 | $ 1.97 | (60.3) | 18.8 |

### Net Sales

*2007 compared with 2006*

Net sales for 2007 were essentially even with 2006. Sales increased for our international businesses, primarily exports to Asia and Latin America, as well as sales in Canada and Mexico. The acquisition of Godrej Hershey Foods and Beverages Company increased net sales by $46.5 million, or 0.9%, in 2007. Favorable foreign currency exchange rates also had a positive impact on sales. These increases were substantially offset by lower sales volume for existing products in the U.S., reflecting increased competitive activity and reduced retail velocity. Decreased price realization from higher rates of promotional spending and higher allowances for slow-moving products at retail more than offset increases in list prices contributing to the sales decline in the U.S.

*2006 compared with 2005*

U.S. confectionery sales volume increases contributed over three quarters of the total increase in net sales. Sales of new products and higher seasonal sales contributed the majority of the volume increase. Sales in 2006 also benefited from improved price realization resulting from higher list prices in the United States implemented in 2005, substantially offset by a higher rate of promotional allowances. Favorable foreign currency exchange rates and higher sales volume in Mexico also contributed to the sales increase. These increases were offset somewhat by lower sales in Canada, partly due to the impact of a product recall during the fourth quarter caused by a contaminated ingredient purchased from an outside supplier.

*Key Marketplace Metrics*

| For the 52 weeks ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Consumer Takeaway Increase | **1.3%** | 4.0% | 4.2% |
| Market Share (Decrease) Increase | **(1.3)** | (0.2) | 0.7 |

Consumer takeaway is provided for channels of distribution accounting for approximately 80% of our U.S. confectionery retail business. These channels of distribution include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores. The change in market share is provided for channels measured by syndicated data which include sales in the food, drug, convenience store and mass merchandiser classes of trade, excluding sales of Wal-Mart Stores, Inc.

**Cost of Sales and Gross Margin**

*2007 compared with 2006*

Business realignment charges of $123.1 million were included in cost of sales in 2007, compared with a credit of $3.2 million included in cost of sales in 2006. The remainder of the cost of sales increase was primarily associated with significantly higher input costs, particularly for dairy products and certain other raw materials, and the Godrej Hershey Foods and Beverages business acquired in May 2007, offset somewhat by favorable supply chain productivity.

The gross margin decline was primarily attributable to the impact of business realignment initiatives recorded in 2007 compared with 2006, resulting in a reduction of 2.6 percentage points. The rest of the decline reflected substantially higher costs for raw materials, offset somewhat by improved supply chain productivity. Also contributing to the decrease was lower net price realization due to higher promotional costs.

*2006 compared with 2005*

The sales volume increase, higher energy, raw material and other input costs were the primary contributors to the cost of sales increase for 2006. Higher costs associated with obsolete, aged and unsaleable products also contributed to the increase. These increases were offset somewhat by reductions in U.S. manufacturing costs and a decrease in cost of sales of $3.2 million in 2006 resulting from the adjustment of liabilities associated with business realignment initiatives. Business realignment charges of $22.5 million were included in cost of sales in 2005 reflecting accelerated depreciation resulting from the closure of a manufacturing facility located in Las Piedras, Puerto Rico.



Gross margin in 2006 was negatively impacted by higher costs for energy and raw materials, increased costs related to product obsolescence and an unfavorable sales mix. These were partially offset by improved price realization and supply chain productivity. Our business realignment initiatives improved gross margin 0.1 percentage point in 2006 and reduced gross margin by 0.4 percentage points in 2005.

**Selling, Marketing and Administrative**

*2007 compared with 2006*

Selling, marketing and administrative expenses increased primarily as a result of higher administrative and advertising expenses, partially offset by lower consumer promotional expenses. Project implementation costs related to our 2007 business realignment initiatives contributed $12.6 million to the increase. Higher administrative costs were principally associated with employee-related expenses from the expansion of our international businesses, including the impact of the acquisition of Godrej Hershey Foods and Beverages Company.

*2006 compared with 2005*

Selling, marketing and administrative expenses decreased primarily due to reduced administrative costs reflecting lower incentive compensation expense and savings resulting from our 2005 business realignment initiatives. Reduced advertising expense in 2006 was substantially offset by higher consumer promotion expenses.

**Business Realignment Initiatives**

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program") and, in December 2007, we recorded impairment and business realignment charges associated with our business in Brazil (together, "the 2007 business realignment initiatives").

When completed, the global supply chain transformation program will greatly enhance our manufacturing, sourcing and customer service capabilities, reduce inventories resulting in improvements in working capital and generate significant resources to invest in our growth initiatives. These initiatives include accelerated marketplace momentum within our core U.S. business, creation of innovative new product platforms to meet customer needs and disciplined global expansion. Under the program, which will be implemented in stages over three years, we will significantly increase manufacturing capacity utilization by reducing the number of production lines by more than one-third, outsource production of low value-added items and construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs. The program will result in a total net reduction of 1,500 positions across our supply chain over the three-year implementation period.

The estimated pre-tax cost of the global supply chain transformation program is from $525 million to $575 million over three years. The total includes from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. The costs will be incurred primarily in 2007 and 2008. Total costs of $400.0 million were recorded in 2007 for this program.

In 2001, we acquired a small business in Brazil, Hershey do Brasil, which has not gained profitable scale or adequate market distribution. In an effort to improve the performance of this business, in January 2008 Hershey do Brasil entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. The arrangement with Bauducco will leverage Bauducco's strong sales and distribution capabilities for our products throughout Brazil. Under this agreement we will manufacture and market, and they will sell and distribute our products. We will maintain a 51% controlling interest in Hershey do Brasil. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance the financial performance of our business in Brazil.



In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). Charges (credits) for the 2005 business realignment initiatives were recorded during 2005 and 2006 and the 2005 business realignment initiatives were completed by December 31, 2006.

Charges (credits) associated with business realignment initiatives recorded during 2007, 2006 and 2005 were as follows:

| For the years ended December 31, In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of sales | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program | **$123,090** | $ — | $ — |
| 2005 business realignment initiatives | — | (1,599) | 22,459 |
| Previous business realignment initiatives | — | (1,600) | — |
| Total cost of sales | **123,090** | (3,199) | 22,459 |
| Selling, marketing and administrative | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program | **12,623** | — | — |
| 2005 business realignment initiatives | — | 266 | — |
| Total selling, marketing and administrative | **12,623** | 266 | — |
| Business realignment and impairment charges, net | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program: | | | |
| Fixed asset impairments and plant closure expense | **61,444** | — | — |
| Employee separation costs | **188,538** | — | — |
| Contract termination costs | **14,316** | — | — |
| Brazilian business realignment: | | | |
| Goodwill impairment | **12,260** | — | — |
| Employee separation costs | **310** | — | — |
| 2005 business realignment initiatives: | | | |
| U.S. voluntary workforce reduction program | — | 9,972 | 69,472 |
| U.S. facility rationalization (Las Piedras, Puerto Rico plant) | — | 1,567 | 12,771 |
| Streamline international operations (primarily Canada) | — | 2,524 | 14,294 |
| Previous business realignment initiatives | — | 513 | — |
| Total business realignment and impairment charges, net | **276,868** | 14,576 | 96,537 |
| Total net charges associated with business realignment initiatives and impairment | **$412,581** | $11,643 | $118,996 |

The charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value or fair value less cost to sell, if lower, of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at six North American manufacturing facilities which are being closed. The facilities are located in Naugatuck, Connecticut; Reading, Pennsylvania; Oakdale, California; Smiths Falls, Ontario; Montreal, Quebec; and Dartmouth, Nova Scotia. The employee separation costs also included $109.6 million for charges relating to pension and other post-retirement benefits settlements, curtailments and special termination benefits.

During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do

Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge. We discuss the impairment testing results in more detail in Note 1 and Note 16 to the Consolidated Financial Statements. During the fourth quarter of 2007, we also recorded a business realignment charge of $.3 million associated with our business in Brazil. This charge was principally associated with employee separation costs. Remaining charges of approximately $5.0 million for this business realignment program are expected to be recorded in 2008.

The charges (credits) recorded in cost of sales relating to the 2005 business realignment initiatives included a credit of $1.6 million in 2006 resulting from higher than expected proceeds from the sale of equipment from the Las Piedras plant and a charge of $22.5 million in 2005 resulting from accelerated depreciation related to the closure of the Las Piedras plant. The charge recorded in selling, marketing and administrative expenses in 2006 resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment charges included $7.3 million and $8.3 million for involuntary terminations in 2006 and 2005, respectively.

The charges (credits) recorded in 2006 relating to previous business realignment initiatives which began in 2003 and 2001 resulted from the finalization of the sale of certain properties, adjustments to liabilities which had previously been recorded, and the impact of the settlement as to several of the eight former employees who had filed a complaint alleging that the Company had discriminated against them on the basis of age in connection with the 2003 business realignment initiatives. A settlement was reached with the remaining former employees in September 2007.

The liability balance as of December 31, 2007 relating to the 2007 business realignment initiatives was $68.4 million for employee separation costs to be paid primarily in 2008 and 2009. As of December 31, 2007, the liability balance relating to the 2005 business realignment initiatives was $3.3 million. During 2007 we made payments against the liabilities recorded for the 2007 business realignment initiatives of $13.2 million principally related to employee separation and project administration. We made payments during 2007 against the liabilities recorded for the 2005 business realignment initiatives of $16.2 million related to the voluntary workforce reduction. During 2006 we made total payments of $28.0 million against the liabilities recorded for the 2005 business realignment initiatives primarily associated with the voluntary workforce reduction.

**Income Before Interest and Income Taxes and EBIT Margin**

*2007 compared with 2006*

EBIT decreased in 2007 compared with 2006, principally as a result of higher net business realignment and impairment charges recorded in 2007. Net pre-tax business realignment and impairment charges of $412.6 million were recorded in 2007 compared with $11.6 million recorded in 2006, an increase of $400.9 million. The remainder of the decrease in EBIT was attributable to lower gross profit resulting primarily from higher input costs and higher selling, marketing and administrative expenses.

EBIT margin declined from 20.1% in 2006 to 9.3% in 2007. Net business realignment and impairment charges reduced EBIT margin by 8.3 percentage points in 2007. Net business realignment charges reduced EBIT margin by 0.2 percentage points in 2006. The remainder of the decrease primarily resulted from the lower gross margin, in addition to higher selling, marketing and administrative expense as a percentage of sales.

*2006 compared with 2005*

EBIT increased in 2006 compared with 2005, primarily as a result of lower net business realignment and impairment charges associated primarily with the 2005 business realignment initiatives. Net pre-tax business realignment charges of $11.6 million were recorded in 2006 compared with $119.0 million recorded in 2005, a decrease of $107.4 million. The remainder of the increase in EBIT was attributable to lower selling, marketing and administrative expenses which were partially offset by lower gross profit resulting from higher input costs and the impact of product obsolescence.

EBIT margin increased from 17.7% in 2005 to 20.1% in 2006. Net business realignment and impairment charges reduced EBIT margin by 0.2 percentage points in 2006 and 2.5 percentage points in 2005. The remainder of the improvement in EBIT margin reflected lower selling, marketing and administrative expenses as a percentage of sales.

**Interest Expense, Net**

*2007 compared with 2006*

Net interest expense was higher in 2007 than in 2006, primarily reflecting increased borrowings partially offset by lower interest rates.

*2006 compared with 2005*

Net interest expense was higher in 2006 than in 2005, primarily reflecting higher interest expense resulting from commercial paper borrowings to fund repurchases of Common Stock and working capital requirements, along with significant contributions to our pension plans in late 2005. Higher interest rates in 2006 also contributed to the increase in interest expense.

**Income Taxes and Effective Tax Rate**

*2007 compared with 2006*

Our effective income tax rate was 37.1% for 2007 and 36.2% for 2006. The impact of tax rates associated with business realignment and impairment charges increased the effective income tax rate for 2007 by 1.1 percentage points.

*2006 compared with 2005*

Our effective income tax rate was 36.2% for 2006 and 2005.



**Net Income and Net Income Per Share**

*2007 compared with 2006*

Net income in 2007 was reduced by $267.7 million, or $1.15 per share-diluted, and in 2006 was reduced by $7.6 million, or $.03 per share-diluted, as a result of net business realignment and impairment charges. Excluding the impact of these charges, earnings per share-diluted in 2007 decreased by $.29 as compared with 2006 as a result of lower EBIT, offset somewhat by reduced interest expense and the impact of lower weighted-average shares outstanding in 2007.

*2006 compared with 2005*

Net income in 2006 was reduced by $7.6 million, or $.03 per share-diluted, and in 2005 was reduced by $74.0 million, or $.30 per share-diluted, as a result of net charges associated with our 2005 business realignment initiatives which were recorded in each year. In addition to the impact of the business realignment initiatives, earnings per share-diluted in 2006 increased primarily as a result of lower selling, marketing and administrative expenses which more than offset the impact of reduced gross profit. The impact of lower weighted-average shares outstanding, net of higher interest expense, also contributed to the increase in earnings per share-diluted in 2006.

## FINANCIAL CONDITION

Our financial condition remained strong during 2007. Solid cash flow from operations and our liquidity, leverage and capital structure contributed to our continued investment grade credit rating by recognized rating agencies.

### Acquisitions and Divestitures

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Foods and Beverages Company. Total liabilities assumed were $51.6 million. Effective in May 2007, this business acquisition was included in our consolidated results, including the related minority interest. Annual sales for this business are expected to be approximately $70.0 million.

Also in May 2007, our Company and Lotte Confectionery Co., LTD., entered into a manufacturing agreement in China that will produce Hershey products and certain Lotte products for the market in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States. Dagoba has annual sales of approximately $8.0 million.

In August 2005, Artisan Confections Company completed the acquisition of Scharffen Berger Chocolate Maker, Inc. Based in San Francisco, California, Scharffen Berger is known for its high-cacao content, signature dark chocolate bars and baking products sold online and in a broad range of outlets, including specialty retailers, natural food stores and gourmet centers across the United States. Scharffen Berger also owns and operates three specialty stores located in New York, New York and in Berkeley and San Francisco, California.

Also, in August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc., a premium chocolate maker located in San Francisco, California. Distinctive products created by Joseph Schmidt include artistic and innovative truffles, colorful chocolate mosaics, specialty cookies, and handcrafted chocolates. We sell these products in select department stores and other specialty outlets nationwide as well as in Joseph Schmidt stores located in San Jose and San Francisco, California. The combined purchase price for Scharffen Berger and Joseph Schmidt was $47.1 million. Together, these companies have combined annual sales of approximately $25 million.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., completed the sale of its *Mr. Freeze* freeze pops business for $2.7 million.

## Assets

A summary of our assets is as follows:

| December 31,<br>In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Current assets | **$1,426,574** | $1,417,812 |
| Property, plant and equipment, net | **1,539,715** | 1,651,300 |
| Goodwill and other intangibles | **740,575** | 642,269 |
| Other assets | **540,249** | 446,184 |
| Total assets | **$4,247,113** | $4,157,565 |

- The change in current assets from 2006 to 2007 was primarily due to the following:
  - Higher cash and cash equivalents in 2007 due to the timing of cash collections;
  - A decrease in accounts receivable primarily resulting from lower sales in December 2007 as compared with December 2006;
  - A decrease in inventories in 2007 reflecting lower raw material and goods in process inventories resulting from reduced manufacturing requirements and the global supply chain transformation program, in addition to lower finished goods inventories as a result of working capital improvement initiatives, partially offset by an inventory build in anticipation of the relocation of certain manufacturing processes under the global supply chain transformation program;
  - An increase in deferred income taxes primarily associated with the 2007 business realignment and impairment charges as well as impending executive retirement benefit payments; and
  - An increase in prepaid expenses and other current assets primarily reflecting receivables associated with certain commodity transactions, and assets acquired through the Godrej Hershey Foods and Beverages Company acquisition.
- Property, plant and equipment was lower in 2007 primarily due to depreciation expense of $292.7 million and asset retirements, partially offset by capital additions and assets acquired through the Godrej Hershey Foods and Beverages Company acquisition. Accelerated depreciation of facilities designated for closure and certain asset retirements resulted primarily from the global supply chain transformation program.
- Goodwill and other intangibles increased as a result of the Godrej Hershey Foods and Beverages Company acquisition and the effect of currency translation adjustments, offset partially by a reduction resulting from the goodwill impairment charge associated with our business in Brazil. Further information is included in Note 1 and Note 16 to the Consolidated Financial Statements.
- The increase in other assets was primarily associated with the 2007 business acquisitions, as well as the reclassification of certain tax benefits to other assets in accordance with the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN No. 48").

## Liabilities

A summary of our liabilities is as follows:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Current liabilities | **$1,618,770** | $1,453,538 |
| Long-term debt | **1,279,965** | 1,248,128 |
| Other long-term liabilities | **544,016** | 486,473 |
| Deferred income taxes | **180,842** | 286,003 |
| Total liabilities | **$3,623,593** | $3,474,142 |

- Changes in current liabilities from 2006 to 2007 were primarily the result of the following:
  - Higher accounts payable reflecting the effect of working capital improvement initiatives;
  - Higher accrued liabilities primarily associated with the 2007 business realignment initiatives and higher expected employee benefit payments; and
  - An increase in short-term debt reflecting commercial paper borrowings, partially offset by a decrease in the current-portion of long-term debt primarily resulting from the payment of 6.95% Notes due in March 2007.
- The increase in long-term debt in 2007 was primarily associated with debt assumed through the Godrej Hershey Foods and Beverages Company acquisition.
- The increase in other long-term liabilities and a corresponding decrease in deferred income taxes of $56.4 million in 2007 were associated with the reclassification of unrecognized tax benefits from deferred income taxes to other long-term liabilities in accordance with the adoption of FIN No. 48, discussed further in Note 11 to the Consolidated Financial Statements. The residual decrease in deferred income taxes is primarily attributable to the effect of the 2007 business realignment initiatives.

## Capital Structure

We have two classes of stock outstanding, Common Stock and Class B Stock. Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. Holders of the Common Stock have one vote per share. Holders of the Class B Stock have ten votes per share. Holders of the Common Stock, voting separately as a class, are entitled to elect one-sixth of our Board of Directors. With respect to dividend rights, holders of the Common Stock are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.



Hershey Trust Company, as trustee for the benefit of Milton Hershey School (the "Milton Hershey School Trust" or the "Trust") maintains voting control over The Hershey Company. Historically, the Milton Hershey School Trust had not taken an active role in setting our policy, nor has it exercised influence with regard to the ongoing business decisions of our Board of Directors or management. However, in October 2007, the Chairman of the Board of the Milton Hershey School Trust issued a statement indicating that the Trust continues to be guided by two key principles: first, that, in its role as controlling stockholder of the Company, it intends to retain its controlling interest in The Hershey Company and, second, that the long-term prosperity of the Company requires the Board of Directors of the Company and its management to build on its strong U.S. position by aggressively pursuing strategies for domestic and international growth. He further stated that the Milton Hershey School Trust had communicated to the Company's Board that the Trust was not satisfied with the Company's results and that, as a result, the Trust was "actively engaged in an ongoing process, the goal of which has been to ensure vigorous Company Board focus on resolving the Company's current business challenges and on implementing new growth strategies." In that release, the Trust board chairman reiterated the Trust's longstanding position that the Company Board, and not the Trust board, "is solely responsible and accountable for the Company's management and performance."

On November 11, 2007 we announced that all of the members of our Board of Directors had resigned except for Richard H. Lenny, who was at that time our Chairman of the Board and Chief Executive Officer, David J. West, who was at that time President of the Company and currently serves as our President and Chief Executive Officer, and Robert F. Cavanaugh, who is also a member of the board of directors of Hershey Trust Company and board of managers (governing body) of Milton Hershey School. In addition, we announced that the Milton Hershey School Trust through stockholder action effected by written consent had amended the By-laws of the Company to allow the Company's stockholders to fix the number of directors to serve on our Board of Directors and from time to time to increase or decrease such number of directors, expanded the size of our Board of Directors from 11 directors to 13 directors, and appointed eight new directors, including two who are also members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School.

The Milton Hershey School Trust decided to explore a sale of The Hershey Company in June 2002, but subsequently decided to terminate the sale process in September 2002. After terminating the sale process, the Trustee of the Milton Hershey School Trust advised the Pennsylvania Office of Attorney General in September 2002 that it would not agree to any sale of its controlling interest in The Hershey Company without approval of the court having jurisdiction over the Milton Hershey School Trust following advance notice to the Office of Attorney General. Subsequently, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede, and petition the Court having jurisdiction over the Milton Hershey School Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby delay or prevent a change in control of the Company.

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Milton Hershey School Trust supported the Rights Agreement. This action was not in response to any specific effort to acquire control of The Hershey Company. Under the Rights Agreement, our Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which our Common Stock is traded. We discuss the Rights Agreement in more detail in Note 14 to the Consolidated Financial Statements.

## LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by: sales volume, seasonal sales patterns, timing of new product introductions, profit margins and price changes. Sales are typically higher during the third and fourth quarters of the year due to seasonal and holiday-related sales patterns. Generally, working capital needs peak during the summer months. We meet these needs primarily by issuing commercial paper.

### Cash Flows from Operating Activities

Our cash flows provided from (used by) operating activities were as follows:

| For the years ended December 31,<br>In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income | **$ 214,154** | $559,061 | $ 488,547 |
| Depreciation and amortization | **310,925** | 199,911 | 218,032 |
| Stock-based compensation and excess tax benefits | **9,526** | 16,323 | 14,263 |
| Deferred income taxes | **(124,276)** | 4,173 | 71,038 |
| Business realignment and impairment charges, net of tax | **267,653** | 7,573 | 74,021 |
| Contributions to pension plans | **(15,836)** | (23,570) | (277,492) |
| Working capital | **148,019** | (40,553) | (174,010) |
| Changes in other assets and liabilities | **(31,329)** | 275 | 47,363 |
| Net cash provided from operating activities | **$ 778,836** | $723,193 | $ 461,762 |

- Over the past three years, total cash provided from operating activities was approximately $2.0 billion.
- In 2007, depreciation and amortization expenses increased principally as the result of the accelerated depreciation charges related to the 2007 business realignment initiatives. These amounts represented non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- The change in cash used by deferred income taxes in 2007 primarily reflected the deferred tax benefit related to the 2007 business realignment and impairment charges.
- We contributed $316.9 million to our pension plans over the past three years to improve the plans' funded status and to pay benefits under the non-funded plans. As of December 31, 2007, the fair value of our pension plan assets exceeded benefits obligations by $354.0 million.
- Over the three-year period, cash provided from or used by working capital tended to fluctuate due to sales during December and working capital management practices, including initiatives implemented during 2007 to reduce working capital.
- During the three-year period, cash provided from changes in other assets and liabilities primarily reflected the impact of business realignment initiatives and the related tax effects, incentive compensation, and the effect of hedging transactions.
- The decrease in income taxes paid in 2007 compared with 2006 primarily reflected a lower federal extension payment for 2006 income taxes and the impact of lower annualized taxable income for 2007.

### Cash Flows from Investing Activities

Our cash flows provided from (used by) investing activities were as follows:

| For the years ended December 31, In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Capital additions | **$(189,698)** | $(183,496) | $(181,069) |
| Capitalized software additions | **(14,194)** | (15,016) | (13,236) |
| Business acquisitions | **(100,461)** | (17,000) | (47,074) |
| Proceeds from divestitures | **—** | — | 2,713 |
| Net cash used by investing activities | **$(304,353)** | $(215,512) | $(238,666) |

- Capital additions were primarily associated with our global supply chain transformation program, modernization of existing facilities and purchases of manufacturing equipment for new products.
- Capitalized software additions were primarily for ongoing enhancement of our information systems.
- We anticipate total capital expenditures of $300 million to $325 million in 2008 of which approximately $150 million to $170 million is associated with our global supply chain transformation program.
- In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd. to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million in this business during 2007.
- In May 2007, our Company and Lotte Confectionery Co. LTD. entered into a manufacturing agreement to produce Hershey products and certain Lotte products for markets in China. We invested $39.0 million in this business during 2007.
- In October 2006, our wholly-owned subsidiary, Artisan Confections Company, acquired the assets of Dagoba Organic Chocolates, LLC for $17.0 million.
- In August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc. and completed the acquisition of Scharffen Berger Chocolate Maker, Inc. The combined purchase price for Joseph Schmidt and Scharffen Berger was $47.1 million.
- In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., sold its *Mr. Freeze* freeze pops business for $2.7 million.



### Cash Flows from Financing Activities

Our cash flows provided from (used by) financing activities were as follows:

| For the years ended December 31, In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net change in short-term borrowings | **$ 195,055** | $(163,826) | $ 475,582 |
| Long-term borrowings | **—** | 496,728 | 248,318 |
| Repayment of long-term debt | **(188,891)** | (234) | (278,236) |
| Cash dividends paid | **(252,263)** | (235,129) | (221,235) |
| Exercise of stock options | **59,958** | 46,386 | 101,818 |
| Repurchase of Common Stock | **(256,285)** | (621,648) | (536,997) |
| Net cash used by financing activities | **$(442,426)** | $(477,723) | $(210,750) |

- We use short-term borrowings (commercial paper and bank borrowings) to fund seasonal working capital requirements and ongoing business needs. Additional information on short-term borrowings is included under Borrowing Arrangements below.

- In January 2007, we exercised our option to purchase a warehouse and distribution facility subject to a consolidated lease arrangement and refinanced the related obligation of $38.7 million.
- In March 2007, we repaid $150.0 million of 6.95% Notes due in 2007.
- In August 2006, we issued $250 million of 5.3% Notes due in 2011 and $250 million of 5.45% Notes due in 2016. The Notes were issued under a shelf registration statement on Form S-3 filed in May 2006 described under Registration Statements below.
- In August 2005, we issued $250 million of 4.85% Notes due in 2015 under an August 1997 Form S-3 Registration Statement.
- We paid cash dividends of $190.2 million on our Common Stock and $62.1 million on our Class B Stock in 2007.
- Cash used for the repurchase of Common Stock was partially offset by cash received from the exercise of stock options.

**Repurchases and Issuances of Common Stock**

| For the years ended December 31, | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| In thousands | Shares | Dollars | Shares | Dollars | Shares | Dollars |
| Shares repurchased under pre-approved share repurchase programs: | | | | | | |
| Open market repurchases | **2,916** | **$149,983** | 9,912 | $524,387 | 4,085 | $238,157 |
| Milton Hershey School Trust repurchases | **—** | **—** | 689 | 38,482 | 69 | 3,936 |
| Shares repurchased to replace Treasury Stock issued for stock options and employee benefits | **2,046** | **106,302** | 1,096 | 58,779 | 4,859 | 294,904 |
| Total share repurchases | **4,962** | **256,285** | 11,697 | 621,648 | 9,013 | 536,997 |
| Shares issued for stock options and employee benefits | **(1,748)** | **(56,670)** | (1,437) | (44,564) | (2,949) | (74,438) |
| Net change | **3,214** | **$199,615** | 10,260 | $577,084 | 6,064 | $462,559 |

- We intend to continue to repurchase shares of Common Stock in order to replace Treasury Stock shares issued for exercised stock options. The value of shares purchased in a given period will vary based on stock options exercised over time and market conditions.
- During 2006, we completed share repurchase programs of $250 million approved in April 2005 and $500 million approved in December 2005. In December 2006, our Board of Directors approved an additional $250 million share repurchase program. As of December 31, 2007, $100.0 million remained available for repurchases of Common Stock under this program.

## Cumulative Share Repurchases and Issuances

A summary of cumulative share repurchases and issuances is as follows:

| | Shares | Dollars |
|---|---|---|
| | (In thousands) | |
| Shares repurchased under authorized programs: | | |
| Open market repurchases | 57,436 | $1,984,431 |
| Repurchases from the Milton Hershey School Trust | 11,918 | 245,550 |
| Shares retired | (1,056) | (12,820) |
| Total repurchases under authorized programs | 68,298 | 2,217,161 |
| Privately negotiated purchases from the Milton Hershey School Trust | 67,282 | 1,501,373 |
| Shares reissued for stock option obligations, supplemental retirement contributions, and employee stock ownership trust obligations | (27,495) | (710,551) |
| Shares repurchased to replace reissued shares | 24,767 | 993,579 |
| Total held as Treasury Stock as of December 31, 2007 | 132,852 | $4,001,562 |

## Borrowing Arrangements

We maintain debt levels we consider prudent based on our cash flow, interest coverage ratio and percentage of debt to capital. We use debt financing to lower our overall cost of capital which increases our return on stockholders' equity.

- In December 2006, we entered into a five-year agreement establishing an unsecured revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings to $1.5 billion with the consent of the lenders. During the fourth quarter of 2007, the lenders approved an extension of this agreement by one year in accordance with our option under the agreement. The five-year agreement will now expire in December 2012. We may use these funds for general corporate purposes, including commercial paper backstop and business acquisitions. Due to seasonal working capital needs, share repurchases and other business activities, we announced in August 2007 that we expected borrowings to exceed $1.1 billion from time to time during the next twelve months. In lieu of increasing the borrowing limit under the five-year credit agreement, in August 2007, we entered into an additional unsecured revolving short-term credit agreement to borrow up to $300 million. Funds borrowed under the new short-term credit agreement may be used for general corporate purposes, including commercial paper backstop. The agreement will expire in August 2008. These unsecured revolving credit agreements contain certain financial and other covenants, customary representations, warranties, and events of default. As of December 31, 2007, we complied with all of these covenants.
- In March 2006, we entered into a short-term credit agreement establishing an unsecured revolving credit facility to borrow up to $400 million through September 2006. In September 2006, we entered into an agreement amending the short-term facility. The amended agreement reduced the credit limit from $400 million to $200 million and expired on December 1, 2006. We used the funds for general corporate purposes, including commercial paper backstop. We entered into this agreement because we expected borrowings to exceed the $900 million credit limit available under the revolving credit agreement in effect at that time.
- In September 2005, we entered into a short-term credit agreement establishing an unsecured revolving credit facility to borrow up to $300 million. The agreement expired in December 2005. We used the funds for general corporate purposes. We entered into this facility because we expected borrowings in late 2005 to exceed the $900 million credit limit available under the revolving credit agreement in effect at that time. Borrowing increased due to the retirement of $200 million of 6.7% Notes in October 2005, refinancing of certain consolidated lease arrangements, contributions to our pension plans, stock repurchases and seasonal working capital needs.

- In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. As of December 31, 2007, we could borrow up to approximately $57.0 million in various currencies under the lines of credit and as of December 31, 2006, we could borrow up to $54.2 million.

### Registration Statements

- In September 2005, we filed a shelf registration statement on Form S-3 that was declared effective in January 2006. Under this registration statement, we could offer on a delayed or continuous basis up to $750 million aggregate principal amount of additional debt securities (the "$750 Million Shelf Registration Statement").
- In May 2006, we filed a new shelf registration statement on Form S-3 that registered an indeterminate amount of debt securities. This registration statement was effective immediately upon filing under Securities and Exchange Commission regulations governing "well-known seasoned issuers" (the "WKSI Registration Statement"). The WKSI Registration Statement replaces, and will be used in lieu of, the $750 Million Shelf Registration Statement for offerings of debt securities occurring subsequent to May 2006.
- In August 2006, we issued $250 million of 5.3% Notes due September 1, 2011, and $250 million of 5.45% Notes due September 1, 2016. These Notes were issued under the WKSI Registration Statement.
- Proceeds from the debt issuances and any other offerings under the WKSI Registration Statement may be used for general corporate requirements. These may include reducing existing borrowings, financing capital additions, funding contributions to our pension plans, future business acquisitions and working capital requirements.

## OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

As of December 31, 2007, our contractual cash obligations by year were as follows:

| | Payments Due by Year (In thousands of dollars) | | | | | | |
|---|---|---|---|---|---|---|---|
| **Contractual Obligations** | **2008** | **2009** | **2010** | **2011** | **2012** | **Thereafter** | **Total** |
| Unconditional Purchase Obligations | $1,058,200 | $618,000 | $277,500 | $ 99,300 | $ — | $ — | $2,053,000 |
| Non-cancelable Operating Leases | 15,376 | 11,901 | 7,458 | 6,314 | 5,419 | 7,937 | 54,405 |
| Long-term Debt | 6,104 | 8,034 | 8,240 | 256,596 | 154,103 | 852,992 | 1,286,069 |
| Total Obligations | $1,079,680 | $637,935 | $293,198 | $362,210 | $159,522 | $860,929 | $3,393,474 |



In entering into contractual obligations, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. Our risk is limited to replacing the contracts at prevailing market rates. We do not expect any significant losses resulting from counterparty defaults.

### Purchase Obligations

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year presented above, consists of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2007.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2007 and in future periods by entering into commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2007, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

**Lease Arrangement with Special Purpose Trust**

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("Interpretation No. 46"). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities ("SPEs"), such as special-purpose trusts ("SPTs"), to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. We adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of off-balance sheet arrangements with SPTs. As of December 31, 2007 and 2006, we had no off-balance sheet arrangements.

In December 2000, we entered into a lease agreement with the owner of a warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for us to purchase the facility. In January 2002, we assigned our right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to us under a new lease agreement. The term of this lease agreement was five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million. We exercised our option to purchase the facility at the original cost of $40.1 million and refinanced the related obligation at the end of the lease term in January 2007.

**Asset Retirement Obligations**



Our Company has a number of facilities that contain varying degrees of asbestos in certain locations within these facilities. Our asbestos management program is compliant with current regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve the removal of asbestos.

As of December 31, 2007, certain real estate associated with the closure of facilities under the global supply chain transformation program is being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which has not been reflected in our current estimates.

**Income Tax Obligations**

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by Federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We adjust the reserves, from time to time, based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments. The amount of tax obligations is not included in the table of contractual cash obligations by year on page 35 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes.

## ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

We use certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options, and commodities futures contracts, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swap agreements and foreign currency contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures. We enter into commodities futures contracts for varying periods. These futures contracts are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

### Accounting Under Statement of Financial Accounting Standards No. 133

We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). SFAS No. 133 provides that we report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income. We reclassify the effective portion of the gain or loss on these derivative instruments into income in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument resulting from hedge ineffectiveness, if any, must be recognized currently in earnings.

Fair value hedges pertain to derivative instruments that qualify as a hedge of exposures to changes in the fair value of a firm commitment or assets and liabilities recognized on the balance sheet. For fair value hedges, we reflect the gain or loss on the derivative instrument in earnings in the period of change together with the offsetting loss or gain on the hedged item. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

As of December 31, 2007, we designated and accounted for all derivative instruments, including foreign exchange forward contracts and commodities futures contracts, as cash flow hedges. Additional information regarding accounting policies associated with derivative instruments is contained in Note 5 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes our market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2007. Note 1, Note 5 and Note 7 to the Consolidated Financial Statements provide additional information.



### Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2007. We determined the fair value of long-term debt based upon quoted market prices for the same or similar debt issues.

| | Maturity Date | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| In thousands of dollars except for rates | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total | Fair Value |
| Long-term Debt | $6,104 | $8,034 | $8,240 | $256,596 | $154,103 | $852,992 | $1,286,069 | $1,331,141 |
| Interest Rate | 10.0% | 10.1% | 9.9% | 5.4% | 7.0% | 6.2% | 6.2% | |

We calculated the interest rates on variable rate obligations using the rates in effect as of December 31, 2007.

## Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of 10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

In October 2003, we entered into swap agreements effectively converting interest payments on long-term debt from fixed to variable rates. We converted interest payments on $200 million of 6.7% Notes due in October 2005 and $150 million of 6.95% Notes due in March 2007 from their respective fixed rates to variable rates based on the London Interbank Offered Rate, LIBOR. In March 2004, we terminated these agreements, resulting in cash receipts totaling $5.2 million, with a corresponding increase to the carrying value of the long-term debt. We amortized this increase over the terms of the respective long-term debt as a reduction to interest expense.

As of December 31, 2007, and 2006 we were not a party to any interest rate swap agreements.

## Foreign Exchange Forward Contracts

We enter into foreign exchange forward contracts to hedge transactions denominated in foreign currencies. These transactions are primarily purchase commitments or forecasted purchases of equipment, raw materials and finished goods. We also may hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable, foreign currency commitments. We designate our foreign exchange forward contracts as cash flow hedging derivatives. The fair value of these contracts is classified as either an asset or liability on the Consolidated Balance Sheets. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings.

A summary of foreign exchange forward contracts and the corresponding amounts at contracted forward rates is as follows:

| December 31, | 2007 | | 2006 | |
|---|---|---|---|---|
| | Contract Amount | Primary Currencies | Contract Amount | Primary Currencies |
| In millions of dollars | | | | |
| Foreign exchange forward contracts to purchase foreign currencies | **$13.8** | British pounds<br>Australian dollars<br>Euros | $29.0 | Australian dollars<br>Canadian dollars<br>Euros |
| Foreign exchange forward contracts to sell foreign currencies | **$86.7** | Canadian dollars<br>Brazilian reais<br>Mexican pesos | | |

We define the fair value of foreign exchange forward contracts as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences.

A summary of the fair value and market risk associated with foreign exchange forward contracts is as follows:

| December 31,<br>In millions of dollars | 2007 | 2006 |
|---|---|---|
| Fair value of foreign exchange forward contracts and options—(liability) asset | $(2.1) | $1.5 |
| Potential net loss in fair value of foreign exchange forward contracts of ten percent resulting from a hypothetical near-term adverse change in market rates | $ .2 | $ .2 |

Our risk related to foreign exchange forward contracts is limited to the cost of replacing the contracts at prevailing market rates.

### Commodities—Price Risk Management and Futures Contracts

Our most significant raw material requirements include cocoa beans, cocoa products, sugar, dairy products, peanuts and almonds. The cost of cocoa beans and cocoa products and prices for related futures contracts historically have been subject to wide fluctuations attributable to a variety of factors. These factors include:

- the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries; and
- speculative influences.

During 2007, cocoa prices traded in a relatively wide range between 74¢ and 95¢ per pound, based on the New York Board of Trade futures contract. Our costs will not necessarily reflect market price fluctuations because of our forward purchasing practices, premiums and discounts that reflect varying delivery times, and supply and demand for specific varieties and grades of cocoa beans, cocoa liquor, cocoa butter and cocoa powder.

During 2007, dairy prices were significantly higher, starting the year at nearly 13¢ per pound and rising to 22¢ per pound on a class II fluid milk basis. Tight global supplies were driven by drought in Australia as well as reduced exports from the European Union due to the elimination of subsidies. Also, input costs for U.S. producers were up due to heightened grain prices impacting feed costs. Additionally, the United States Department of Agriculture adjusted their mechanism for establishing market prices of nonfat dry milk, further escalating costs.

We attempt to minimize the effect of future price fluctuations related to the purchase of our raw materials by using forward purchasing to cover future manufacturing requirements generally for 3 to 24 months. We use futures contracts in combination with forward purchasing of cocoa beans and cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products primarily to provide favorable pricing opportunities and flexibility in sourcing our raw material and energy requirements. However, the dairy markets are not as developed as many of the other commodities markets and, therefore, it is not possible to hedge our costs by taking forward positions to extend coverage for longer periods of time. We use fuel oil futures contracts to minimize price fluctuations associated with our transportation costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

We account for commodities futures contracts in accordance with SFAS No. 133. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the New York Board of Trade or various other exchanges. These changes in value represent unrealized gains and losses. We report these cash transfers as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for the payment of future invoice prices of raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

**Sensitivity Analysis**

The following sensitivity analysis reflects our market risk to a hypothetical adverse market price movement of ten percent, based on our net commodity positions at four dates spaced equally throughout the year. Our net commodity positions consist of the amount of futures contracts we hold over or under the amount of futures contracts we need to price unpriced physical forward contracts for the same commodities. Inventories, priced forward contracts and estimated anticipated purchases not yet under contract were not included in the sensitivity analysis calculations. We define a loss, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions reflect quoted market prices or estimated future prices, including estimated carrying costs corresponding with the future delivery period.

| For the years ended December 31, | 2007 | | 2006 | |
|---|---|---|---|---|
| | Fair Value | Market Risk (Hypothetical 10% Change) | Fair Value | Market Risk (Hypothetical 10% Change) |
| In millions of dollars | | | | |
| Highest long position | **$(112.5)** | **$11.3** | $ 138.4 | $13.8 |
| Lowest long position | **(460.9)** | **46.1** | (147.0) | 14.7 |
| Average position (long) | **(317.0)** | **31.7** | (37.3) | 3.7 |

The decrease in fair values from 2006 to 2007 primarily reflected a decrease in net commodity positions, which more than offset the impact of higher prices in 2007. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures that we held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements which are subject to certain risks and uncertainties that could cause our actual results to differ materially from those presently anticipated or projected. Factors that could affect the sensitivity analysis disclosures include:

- significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries;
- speculative influences; and
- changes in our hedging strategies.

## USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP. In various instances, GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

- Accounts Receivable—Trade
- Accrued Liabilities
- Pension and Other Post-Retirement Benefit Plans
- Goodwill and Other Intangible Assets
- Commodities Futures Contracts

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit Committee of our Board of Directors. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of our significant accounting policies, refer to Note 1 of the Notes to Consolidated Financial Statements.

### Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. McLane Company, Inc. accounted for approximately 25.9% of our total accounts receivable as of December 31, 2007. As of December 31, 2007, no other customer accounted for more than 10% of our total accounts receivable. We believe we have little concentration of credit risk associated with the remainder of our customer base.



Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the following:

- Aging of accounts receivable at the date of the financial statements;
- Assessments of collectibility based on historical trends; and
- Evaluation of the impact of current and projected economic conditions.

We monitor the collectibility of our accounts receivable on an ongoing basis by analyzing aged accounts receivable, assessing the credit worthiness of our customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Information on our Accounts Receivable—Trade, related expenses and assumptions is as follows:

| **For the three-year period**<br>**In millions of dollars, except percents** | **2005-2007** |
|---|---|
| Average expense for potential uncollectible accounts | $.8 |
| Average write-offs of uncollectible accounts | $2.0 |
| Allowance for doubtful accounts as a percentage of gross accounts receivable | 1% – 2% |

- We recognize the provision for uncollectible accounts as selling, marketing and administrative expense in the Consolidated Statements of Income.

- If we made reasonably possible near-term changes in the most material assumptions regarding collectibility of accounts receivable, our annual provision could change within the following range:
  - A reduction in expense of approximately $4.7 million; and
  - An increase in expense of approximately $4.0 million.
- Changes in estimates for future uncollectible accounts receivable would not have a material impact on our liquidity or capital resources.

**Accrued Liabilities**

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products.

*Liabilities associated with marketing promotion programs*

We recognize the costs of marketing promotion programs as a reduction to net sales along with a corresponding accrued liability based on estimates at the time of revenue recognition.

Information on our promotional costs and assumptions is as follows:

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Promotional costs | **$702.1** | $631.7 | $583.5 |

- We determine the amount of the accrued liability by:
  - Analysis of programs offered;
  - Historical trends;
  - Expectations regarding customer and consumer participation;
  - Sales and payment trends; and
  - Experience with payment patterns associated with similar, previously offered programs.
- The estimated costs of these programs are reasonably likely to change in the future due to changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products.
- Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs could result in changes within the following range:
  - A reduction in costs of approximately $16.0 million
  - An increase in costs of approximately $3.0 million
- Changes in these assumptions would affect net sales and income before income taxes.
- Over the three-year period ended December 31, 2007, actual promotion costs have not deviated from the estimated amounts by more than 6.0%.
- Changes in estimates related to the cost of promotional programs would not have a material impact on our liquidity or capital resources.

*Liabilities associated with potentially unsaleable products*

- At the time of sale, we estimate a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales.
- A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.

- Estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotional programs.
- Over the three-year period ended December 31, 2007, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales.
- Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $.7 million to $1.4 million.
- Over the three-year period ended December 31, 2007, actual costs have not deviated from our estimates by more than 1%.
- Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on our liquidity or capital resources.

**Pension and Other Post-Retirement Benefit Plans**

*Overview*

We sponsor a number of defined benefit pension plans. The primary plans are The Hershey Company Retirement Plan and The Hershey Company Retirement Plan for Hourly Employees. These are cash balance plans that provide pension benefits for most domestic employees hired prior to January 1, 2007. We monitor legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on our plans. We also sponsor two primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

We fund domestic pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws. For years beginning after 2007, we will need to comply with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. We broadly diversify our pension plan assets, consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations consider payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. We take into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, we take into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions*, and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, we review the discount rate assumptions and may revise them annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is by its nature of a longer duration and revised only when long-term asset return projections demonstrate that need.



In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.

- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the recognition and related disclosure provisions of SFAS No. 158 as of December 31, 2006.

*Pension Plans*

Our pension plan costs and related assumptions were as follows:

| For the years ended December 31,<br>In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net periodic pension benefit (income) costs | **$(9.0)** | $25.3 | $29.9 |
| **Assumptions:** | | | |
| Average discount rate assumptions—net periodic benefit cost calculation | **5.8%** | 5.4% | 5.7% |
| Average discount rate assumptions—benefit obligation calculation | **6.2%** | 5.7% | 5.4% |
| Asset return assumptions | **8.5%** | 8.5% | 8.5% |

*Net Periodic Pension Benefit Costs*

We recorded net periodic pension benefit income in 2007 primarily due to the modifications announced in October 2006 which reduced future benefits under The Hershey Company Retirement Plan, The Hershey Company Retirement Plan for Hourly Employees and the Supplemental Executive Retirement Plan, the higher actual return on pension assets during 2006, and the impact of a higher discount rate assumption as of December 31, 2006. Pension income is expected to increase somewhat in 2008 due to the impact of the 2007 business realignment initiatives and the retirement or departure of certain executives.

Actuarial gains and losses may arise when actual experience differs from assumed experience or when we revise the actuarial assumptions used to value the plans' obligations. We only amortize the unrecognized net actuarial gains/losses in excess of 10% of a respective plan's projected benefit obligation, or the fair market value of assets, if greater. The estimated recognized net actuarial gain component of net periodic pension benefit income for 2008 is $.2 million. The 2007 recognized net actuarial loss component of net periodic pension benefit income was $1.1 million. Projections beyond 2008 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

*Average Discount Rate Assumption—Net Periodic Benefit (Income) Costs*

The discount rate represents the estimated rate at which we could effectively settle our pension benefit obligations. In order to estimate this rate for 2007 and 2006, a single effective rate of discount was determined by our actuaries after discounting the pension obligation's cash flows using the spot rate of matching duration from the Citigroup Pension Discount Curve. In 2005, we considered the yields of high quality securities in determining the average discount rate assumptions. High quality securities are generally considered to be those receiving a rating no lower than the second highest given by a recognized rating agency. The duration of such securities is reasonably comparable to the duration of our pension plan liabilities.

The use of a different discount rate assumption can significantly affect net periodic benefit (income) cost:

- A one-percentage point decrease in the discount rate assumption would have decreased 2007 net periodic pension benefit income by $10.9 million.
- A one-percentage point increase in the discount rate assumption would have increased 2007 net periodic pension benefit income by $4.5 million.

*Average Discount Rate Assumption—Benefit Obligations*

The discount rate assumption to be used in calculating the amount of benefit obligations is determined in the same manner as the average discount rate assumption used to calculate net periodic benefit (income) cost as described above. We increased our 2007 discount rate assumption due to the increasing interest rate environment.

The use of a different discount rate assumption can significantly affect the amount of benefit obligations:

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2007 pension benefits obligations by $106.9 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2007 pension benefits obligations by $89.8 million.

*Asset Return Assumptions*

We based the expected return on plan assets component of net periodic pension benefit (income) costs on the fair market value of pension plan assets. To determine the expected return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on the categories of plan assets. The historical geometric average return over the 20 years prior to December 31, 2007 was approximately 9.8%. The actual return on assets was as follows:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Actual return on assets | **7.1%** | 15.7% | 7.8% |



The use of a different asset return assumption can significantly affect net periodic benefit (income) cost:

- A one-percentage point decrease in the asset return assumption would have decreased 2007 net periodic pension benefit income by $13.9 million.
- A one-percentage point increase in the asset return assumption would have increased 2007 net periodic pension benefit income by $13.7 million.

Our asset investment policies specify ranges of asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

| Asset Class | Allocation Range |
|---|---|
| Equity securities | 58% – 85% |
| Debt securities | 15% – 42% |
| Cash and certain other investments | 0% – 5% |

As of December 31, 2007, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets and weightings within the asset classes. As of December 31, 2007, the benefit plan fixed income assets were invested primarily in conventional instruments benchmarked to the Lehman Aggregate Bond Index and direct exposure to highly volatile, risky sectors, such as sub-prime mortgages, was minimal.

For 2007 and 2006, minimum funding requirements for the plans were not material. However, we made contributions of $15.8 million in 2007 and $23.6 million in 2006 to improve the funded status of our qualified plans and for the payment of benefits under our non-qualified pension plans. These contributions were fully tax deductible. A one-percentage point change in the funding discount rate or asset return assumptions would not have changed the 2007 minimum funding requirements for the domestic plans. For 2008, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material.

*Post-Retirement Benefit Plans*

Other post-retirement benefit plan costs and related assumptions were as follows:

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net periodic other post-retirement benefit cost | **$24.7** | $28.7 | $24.6 |
| **Assumptions:** | | | |
| Average discount rate assumption | **5.8%** | 5.4% | 5.7% |

The use of a different discount rate assumption can significantly affect net periodic other post-retirement benefit cost:

- A one-percentage point decrease in the discount rate assumption would have increased 2007 net periodic other post-retirement benefit cost by $1.6 million.
- A one-percentage point increase in the discount rate assumption would have decreased 2007 net periodic other post-retirement benefit cost by $1.2 million.

Other post-retirement benefit obligation assumptions were as follows:

| December 31, In millions of dollars | 2007 | 2006 |
|---|---|---|
| Other post-retirement benefit obligation | **$362.9** | $345.1 |
| **Assumptions:** | | |
| Benefit obligations discount rate assumption | **6.2%** | 5.7% |

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2007 other post-retirement benefits obligations by $32.6 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2007 other post-retirement benefits obligations by $28.0 million.



**Goodwill and Other Intangible Assets**

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. This standard classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, the standard requires impairment testing if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, the standard requires impairment testing at least annually or more frequently if events or circumstances indicate that these assets might be impaired.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we used to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

Our other intangible assets consist primarily of customer-related intangible assets, patents and trademarks obtained through business acquisitions. We amortize customer-related intangible assets and patents over their estimated useful lives. The useful lives of trademarks were determined to be indefinite and, therefore, we do not amortize them. We evaluate our trademarks for impairment by comparing the carrying amount of the assets to their estimated fair value. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimated fair value is generally determined based on discounted future cash flows.

The Company performs annual impairment tests in the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. As a result of reduced expectations for future cash flows resulting from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge. We discuss the impairment testing results in more detail in Note 1 and Note 16 to the Consolidated Financial Statements. We determined that none of our goodwill or other intangible assets were impaired as of December 31, 2006 and 2005 based on our annual impairment evaluation.

**Commodities Futures Contracts**



We use futures contracts in combination with forward purchasing of cocoa and other commodities primarily to reduce the risk of future price increases, provide visibility to future costs and take advantage of market fluctuations. Accounting for commodities futures contracts is in accordance with SFAS No. 133. Additional information with regard to accounting policies associated with commodities futures contracts and other derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Our gains (losses) on cash flow hedging derivatives were as follows:

| For the years ended December 31,<br>In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net after-tax gains (losses) on cash flow hedging derivatives | **$6.8** | $11.4 | $(6.5) |
| Reclassification adjustments from accumulated other comprehensive loss to income | **.2** | (5.3) | 18.1 |
| Hedge ineffectiveness (losses) gains recognized in cost of sales, before tax | **(.5)** | 2.0 | (2.0) |

- We reflected reclassification adjustments related to gains or losses on commodities futures contracts in cost of sales.
- No gains or losses on commodities futures contracts resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.

- We recognized no components of gains or losses on commodities futures contracts in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $5.0 million after tax as of December 31, 2007. This amount is primarily associated with commodities futures contracts.

## RETURN MEASURES

We believe that two important measures of profitability are operating return on average stockholders' equity and operating return on average invested capital. These operating return measures calculated in accordance with GAAP are presented on the SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY on page 18 with the directly comparable Non-GAAP operating return measures. The Non-GAAP operating return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe that the use of Non-GAAP Income in these calculations provides useful information to investors.

### Operating Return on Average Stockholders' Equity

Operating return on average stockholders' equity is calculated by dividing net income by the average of beginning and ending stockholders' equity. To calculate Non-GAAP operating return on average stockholders' equity, we define Non-GAAP Income as net income adjusted to exclude certain items. These items include the following:

- After-tax effect of the business realignment and impairment charges in 2007, 2006, 2005, 2003 and 2002
- Adjustment to income tax contingency reserves which reduced the provision for income taxes in 2004
- After-tax gain on the sale of a group of our gum brands in 2003
- After-tax effect of incremental expenses to explore the possible sale of our Company in 2002



Our operating return on average stockholders' equity, GAAP basis, was 33.6% in 2007. Our Non-GAAP operating return on average stockholders' equity was 75.5% in 2007. The decrease in operating return on average stockholders' equity in 2007 was principally due to lower income. Over the last six years, our Non-GAAP operating return on stockholders' equity has ranged from 32.8% in 2002 to 75.5% in 2007.

### Operating Return on Average Invested Capital

Operating return on average invested capital is calculated by dividing earnings by average invested capital. Average invested capital consists of the annual average of the beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity.

For the calculation of operating return on average invested capital, GAAP basis, earnings is defined as net income adjusted to add back the after-tax effect of interest on long-term debt. For the calculation of the Non-GAAP operating return measure, we define earnings as net income adjusted to add back the after-tax effect of interest on long-term debt excluding the following:

- After-tax effect of the business realignment and impairment charges in 2007, 2006, 2005, 2003 and 2002
- Adjustment to income tax contingency reserves on the provision for income taxes in 2004

- After-tax gain on the sale of a group of our gum brands in 2003
- After-tax effect of incremental expenses to explore the possible sale of our Company in 2002

Our operating return on average invested capital, GAAP basis, was 12.4% in 2007. Our Non-GAAP operating return on average invested capital was 25.0% in 2007. Over the last six years, our Non-GAAP operating return on average invested capital has ranged from 18.9% in 2002 and 2003 to 26.8% in 2005 and 2006.

## OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Refer to Risk Factors beginning on page 9 for information concerning the key risks to achieving our future performance goals.

The year ended December 31, 2007 was very difficult. We experienced sharp increases in the cost of commodities, particularly costs for dairy products. These cost increases totaled approximately $100 million and reduced gross margin by approximately 240 basis points. We also experienced increased competitive activity and changing consumer trends toward premium and trade-up product segments that affected our growth and profitability. In the face of these challenges, we did not have adequate product innovation and sufficient brand support or retail execution in our core U.S. market. Additionally, we continued to invest in key international markets.

We expect this environment to continue into 2008 with continued increases in input costs versus 2007 of approximately $100 million, reducing gross margin by 200 basis points in 2008. We will also incur higher costs for increased investment in brand support and selling capabilities in the U.S., while we are taking steps to enhance product innovation across our portfolio. We will also be continuing to invest in key international markets, particularly China and India.

To offset higher input costs, we are implementing aggressive productivity and cost savings initiatives in addition to those already underway as part of our global supply chain transformation program. We are also pursuing opportunities to improve price realization, including list price increases effective in January 2008. However, these pricing actions will only partly offset input cost increases and expenses associated with investment spending plans, resulting in lower EBIT and EPS, excluding items affecting comparability.



We expect consolidated net sales to grow 3% to 4% in 2008. Our primary goal is to stabilize business performance in the United States. We will continue to emphasize our iconic brands, particularly *Reese's*, *Hershey's* and *Kisses*. We will also introduce *Hershey's Bliss*™, *Signatures* packaged candy and Starbucks® branded chocolates to more fully participate in the rapidly growing premium and trade-up segments of the chocolate category. We will also have the full-year benefit of increased levels of retail coverage and increased investment in brand support. For the remainder of the Americas, we expect increases in net sales and profitability from Canada and Mexico, offset somewhat in Brazil as we restructure our business.

Global growth is a key component of our future. We plan continued focus on growth in Asia, particularly China and India. We expect Godrej Hershey Foods and Beverages Company to have a positive impact on net sales for 2008 as we geographically expand the sugar confectionery business and introduce milk mix products. We anticipate net sales increases in China as the product line we introduced in 2007 gains distribution and consumer trial. We also anticipate the opening of *Hershey's Shanghai Chocolate World* prior to the 2008 Olympics to gain additional exposure for our brands.

For 2008, we expect total pre-tax business realignment and impairment charges for our global supply chain transformation program and restructuring our business in Brazil to be in the range of $140 to $160 million. We expect costs of approximately $85 million to be included in cost of sales, primarily for accelerated depreciation, and approximately $20 million to be included in selling, marketing and administrative expenses for start up costs and program management. The remainder of these costs will be included in business realignment and impairment charges. Total charges associated with our business realignment initiatives in 2008 are expected to reduce diluted earnings per share by $0.37 to $0.42.

As a result of higher input costs and increased investment in trade and consumer promotional programs and advertising, along with investment in our international businesses, we expect EBIT to decrease in 2008, excluding the impact of business realignment and impairment charges. We expect EBIT margin to decline due to investments in advertising, selling capabilities and building infrastructure for our international businesses.

Business realignment and impairment charges associated with our global supply chain transformation program and the restructuring of our business in Brazil will reduce net income and earnings per share in 2008. Excluding the impact of these business realignment initiatives, net income is expected to decline reflecting the increased investments in our businesses. As a result, non-GAAP earnings per share-diluted excluding items affecting comparability is expected to be within the $1.85 to $1.90 range for 2008.

A reconciliation of GAAP and non-GAAP items to the Company's earnings per share-diluted outlook is as follows:

| | 2008 |
|---|---|
| Expected EPS-diluted in accordance with GAAP | $1.43-1.53 |
| Total business realignment and impairment charges | $0.37-0.42 |
| Non-GAAP expected EPS-diluted excluding items affecting comparability | $1.85-1.90 |

We believe that the disclosure of non-GAAP expected EPS-diluted excluding items affecting comparability provides investors with a better comparison of expected year-to-year operating results. A reconciliation of certain historical results presented in accordance with GAAP to non-GAAP financial measures excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe the use of non-GAAP financial measures provides useful information to investors.



We anticipate cash flows from operating activities in 2008 to be strong, but below 2007 levels as a result of reduced working capital improvements compared with 2007 and increased cash required for our global supply chain transformation program. We expect working capital to improve in 2008, primarily driven by inventory reductions in the second half of the year, but not at the levels experienced in 2007. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. For 2008, we expect total capital additions to be in the range of $300 to $325 million, with $150 to $170 million associated with our global supply chain transformation program.

## SUBSEQUENT EVENT

In January 2008, we announced an increase in the wholesale prices of our domestic confectionery line, effective immediately. The price increase applied to our standard bar, king-size bar, 6-pack and vending lines and represented a weighted average increase of approximately thirteen percent on these items. These products represent approximately one-third of our U.S. confectionery portfolio. The price changes approximated a three percent price increase over our entire domestic product line. We implemented this action to help partially offset increases in input costs, including raw materials, fuel, utilities and transportation.

## NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for our Company beginning January 1, 2008 as it applies to the accounting for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. We do not expect any significant changes to our financial accounting and reporting as a result of this new accounting standard.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for our Company beginning January 1, 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. We do not expect any significant changes to our financial accounting and reporting as a result of this new accounting standard.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R establishes principles and requirements for how the acquirer:

a. Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree;

b. Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase;

c. Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No. 141R is effective for our Company for business combinations occurring subsequent to December 31, 2008. We have not yet determined the impact of the adoption of this accounting standard.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"). The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for our Company as of January 1, 2009. We have not yet determined the impact of the adoption of this new accounting standard.



## Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item with respect to market risk is set forth in the section entitled "Accounting Policies and Market Risks Associated with Derivative Instruments," found on pages 37 through 40.

## Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Hershey Company is responsible for the financial statements and other financial information contained in this report. The Company believes that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Company believes its system provides an appropriate balance in this regard. The Company maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2007, 2006 and 2005 financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on the Company's financial statements is included on page 54.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

**David J. West**
*Chief Executive Officer*

**Humberto P. Alfonso**
*Chief Financial Officer*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

The Hershey Company:

We have audited the accompanying consolidated balance sheets of The Hershey Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hershey Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans,* at December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

2007 Annual Report to Stockholders

KPMG LLP

New York, New York
February 18, 2008

## THE HERSHEY COMPANY

## CONSOLIDATED STATEMENTS OF INCOME

| For the years ended December 31, In thousands of dollars except per share amounts | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Net Sales** | **$4,946,716** | $4,944,230 | $4,819,827 |
| **Costs and Expenses:** | | | |
| Cost of sales | **3,315,147** | 3,076,718 | 2,956,682 |
| Selling, marketing and administrative | **895,874** | 860,378 | 912,986 |
| Business realignment and impairment charges, net | **276,868** | 14,576 | 96,537 |
| Total costs and expenses | **4,487,889** | 3,951,672 | 3,966,205 |
| **Income before Interest and Income Taxes** | **458,827** | 992,558 | 853,622 |
| Interest expense, net | **118,585** | 116,056 | 87,985 |
| **Income before Income Taxes** | **340,242** | 876,502 | 765,637 |
| Provision for income taxes | **126,088** | 317,441 | 277,090 |
| **Net Income** | **$ 214,154** | $ 559,061 | $ 488,547 |
| **Net Income Per Share—Basic—Class B Common Stock** | **$ .87** | $ 2.19 | $ 1.85 |
| **Net Income Per Share—Diluted—Class B Common Stock** | **$ .87** | $ 2.17 | $ 1.84 |
| **Net Income Per Share—Basic—Common Stock** | **$ .96** | $ 2.44 | $ 2.05 |
| **Net Income Per Share—Diluted—Common Stock** | **$ .93** | $ 2.34 | $ 1.97 |
| **Cash Dividends Paid Per Share:** | | | |
| Common Stock | **$ 1.1350** | $ 1.030 | $ .9300 |
| Class B Common Stock | **1.0206** | .925 | .8400 |

**The notes to consolidated financial statements are an integral part of these statements.**

## THE HERSHEY COMPANY

## CONSOLIDATED BALANCE SHEETS

| December 31,<br>In thousands of dollars | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 129,198 | $ 97,141 |
| Accounts receivable—trade | 487,285 | 522,673 |
| Inventories | 600,185 | 648,820 |
| Deferred income taxes | 83,668 | 61,360 |
| Prepaid expenses and other | 126,238 | 87,818 |
| Total current assets | 1,426,574 | 1,417,812 |
| **Property, Plant and Equipment, Net** | 1,539,715 | 1,651,300 |
| **Goodwill** | 584,713 | 501,955 |
| **Other Intangibles** | 155,862 | 140,314 |
| **Other Assets** | 540,249 | 446,184 |
| Total assets | $ 4,247,113 | $ 4,157,565 |
| **LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 223,019 | $ 155,517 |
| Accrued liabilities | 538,986 | 454,023 |
| Accrued income taxes | 373 | — |
| Short-term debt | 850,288 | 655,233 |
| Current portion of long-term debt | 6,104 | 188,765 |
| Total current liabilities | 1,618,770 | 1,453,538 |
| **Long-term Debt** | 1,279,965 | 1,248,128 |
| **Other Long-term Liabilities** | 544,016 | 486,473 |
| **Deferred Income Taxes** | 180,842 | 286,003 |
| Total liabilities | 3,623,593 | 3,474,142 |
| **Commitments and Contingencies** | — | — |
| **Minority Interest** | 30,598 | — |
| **Stockholders' Equity:** | | |
| Preferred Stock, shares issued: none in 2007 and 2006 | — | — |
| Common Stock, shares issued: 299,095,417 in 2007 and 299,085,666 in 2006 | 299,095 | 299,085 |
| Class B Common Stock, shares issued: 60,806,327 in 2007 and 60,816,078 in 2006 | 60,806 | 60,816 |
| Additional paid-in capital | 335,256 | 298,243 |
| Retained earnings | 3,927,306 | 3,965,415 |
| Treasury—Common Stock shares, at cost: 132,851,893 in 2007 and 129,638,183 in 2006 | (4,001,562) | (3,801,947) |
| Accumulated other comprehensive loss | (27,979) | (138,189) |
| Total stockholders' equity | 592,922 | 683,423 |
| Total liabilities, minority interest and stockholders' equity | $ 4,247,113 | $ 4,157,565 |

**The notes to consolidated financial statements are an integral part of these balance sheets.**



2007 Annual Report to Stockholders

## THE HERSHEY COMPANY

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| For the years ended December 31, In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash Flows Provided from (Used by) Operating Activities** | | | |
| Net income | **$ 214,154** | $ 559,061 | $ 488,547 |
| Adjustments to reconcile net income to net cash provided from operations: | | | |
| Depreciation and amortization | **310,925** | 199,911 | 218,032 |
| Stock-based compensation expense, net of tax of $10,634, $14,524 and $19,716, respectively | **18,987** | 25,598 | 34,449 |
| Excess tax benefits from exercise of stock options | **(9,461)** | (9,275) | (20,186) |
| Deferred income taxes | **(124,276)** | 4,173 | 71,038 |
| Business realignment and impairment charges, net of tax of $144,928, $4,070, and $44,975, respectively | **267,653** | 7,573 | 74,021 |
| Contributions to pension plans | **(15,836)** | (23,570) | (277,492) |
| Changes in assets and liabilities, net of effects from business acquisitions and divestitures: | | | |
| Accounts receivable—trade | **40,467** | (14,919) | (130,663) |
| Inventories | **45,348** | (12,461) | (60,062) |
| Accounts payable | **62,204** | (13,173) | 16,715 |
| Other assets and liabilities | **(31,329)** | 275 | 47,363 |
| Net Cash Provided from Operating Activities | **778,836** | 723,193 | 461,762 |
| **Cash Flows Provided from (Used by) Investing Activities** | | | |
| Capital additions | **(189,698)** | (183,496) | (181,069) |
| Capitalized software additions | **(14,194)** | (15,016) | (13,236) |
| Business acquisitions | **(100,461)** | (17,000) | (47,074) |
| Proceeds from divestitures | **—** | — | 2,713 |
| Net Cash (Used by) Investing Activities | **(304,353)** | (215,512) | (238,666) |
| **Cash Flows Provided from (Used by) Financing Activities** | | | |
| Net change in short-term borrowings | **195,055** | (163,826) | 475,582 |
| Long-term borrowings | **—** | 496,728 | 248,318 |
| Repayment of long-term debt | **(188,891)** | (234) | (278,236) |
| Cash dividends paid | **(252,263)** | (235,129) | (221,235) |
| Exercise of stock options | **50,497** | 37,111 | 81,632 |
| Excess tax benefits from exercise of stock options | **9,461** | 9,275 | 20,186 |
| Repurchase of Common Stock | **(256,285)** | (621,648) | (536,997) |
| Net Cash (Used by) Financing Activities | **(442,426)** | (477,723) | (210,750) |
| Increase in Cash and Cash Equivalents | **32,057** | 29,958 | 12,346 |
| Cash and Cash Equivalents as of January 1 | **97,141** | 67,183 | 54,837 |
| Cash and Cash Equivalents as of December 31 | **$ 129,198** | $ 97,141 | $ 67,183 |
| Interest Paid | **$ 126,450** | $ 105,250 | $ 88,077 |
| Income Taxes Paid | **253,977** | 325,451 | 206,704 |

**The notes to consolidated financial statements are an integral part of these statements.**

# THE HERSHEY COMPANY
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| In thousands of dollars | Preferred Stock | Common Stock | Class B Common Stock | Additional Paid-in Capital | Unearned ESOP Compensation | Retained Earnings | Treasury Common Stock | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 2005** | $— | $299,060 | $60,841 | $171,413 | $(6,387) | $3,374,171 | $(2,762,304) | $ 309 | $1,137,103 |
| Net income | | | | | | 488,547 | | | 488,547 |
| Other comprehensive (loss) | | | | | | | | (9,631) | (9,631) |
| Comprehensive income | | | | | | | | | 478,916 |
| Dividends: | | | | | | | | | |
| Common Stock, $.93 per share | | | | | | (170,147) | | | (170,147) |
| Class B Common Stock, $.84 per share | | | | | | (51,088) | | | (51,088) |
| Conversion of Class B Common Stock into Common Stock | | 23 | (23) | | | | | | — |
| Incentive plan transactions | | | | 236 | | | 1,161 | | 1,397 |
| Stock-based compensation | | | | 35,764 | | | | | 35,764 |
| Exercise of stock options | | | | 44,759 | | | 73,258 | | 118,017 |
| Employee stock ownership trust/benefits transactions | | | | 202 | 3,194 | | 19 | | 3,415 |
| Repurchase of Common Stock | | | | | | | (536,997) | | (536,997) |
| **Balance as of December 31, 2005** | — | 299,083 | 60,818 | 252,374 | (3,193) | 3,641,483 | (3,224,863) | (9,322) | 1,016,380 |
| Net income | | | | | | 559,061 | | | 559,061 |
| Other comprehensive income | | | | | | | | 9,105 | 9,105 |
| Comprehensive income | | | | | | | | | 568,166 |
| Adjustment to initially apply SFAS No. 158, net of tax | | | | | | | | (137,972) | (137,972) |
| Dividends: | | | | | | | | | |
| Common Stock, $1.03 per share | | | | | | (178,873) | | | (178,873) |
| Class B Common Stock, $.925 per share | | | | | | (56,256) | | | (56,256) |
| Conversion of Class B Common Stock into Common Stock | | 2 | (2) | | | | | | — |
| Incentive plan transactions | | | | 840 | | | 3,250 | | 4,090 |
| Stock-based compensation | | | | 34,374 | | | | | 34,374 |
| Exercise of stock options | | | | 9,732 | | | 39,992 | | 49,724 |
| Employee stock ownership trust/benefits transactions | | | | 923 | 3,193 | | 1,322 | | 5,438 |
| Repurchase of Common Stock | | | | | | | (621,648) | | (621,648) |
| **Balance as of December 31, 2006** | — | 299,085 | 60,816 | 298,243 | — | 3,965,415 | (3,801,947) | (138,189) | 683,423 |
| Net income | | | | | | 214,154 | | | 214,154 |
| Other comprehensive income | | | | | | | | 110,210 | 110,210 |
| Comprehensive income | | | | | | | | | 324,364 |
| Dividends: | | | | | | | | | |
| Common Stock, $1.135 per share | | | | | | (190,199) | | | (190,199) |
| Class B Common Stock, $1.0206 per share | | | | | | (62,064) | | | (62,064) |
| Conversion of Class B Common Stock into Common Stock | | 10 | (10) | | | | | | — |
| Incentive plan transactions | | | | 1,426 | | | 2,082 | | 3,508 |
| Stock-based compensation | | | | 29,790 | | | | | 29,790 |
| Exercise of stock options | | | | 5,797 | | | 54,588 | | 60,385 |
| Repurchase of Common Stock | | | | | | | (256,285) | | (256,285) |
| **Balance as of December 31, 2007** | $— | $299,095 | $60,806 | $335,256 | $ — | $3,927,306 | $(4,001,562) | $ (27,979) | $ 592,922 |

**The notes to consolidated financial statements are an integral part of these statements.**

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by our Company are discussed below and in other notes to the consolidated financial statements.

### Items Affecting Comparability

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Effective December 31, 2006, we adopted SFAS No. 158. The provisions of SFAS No. 158 require that the funded status of our pension plans and the benefit obligations of our post-retirement benefit plans be recognized in our balance sheet. Appropriate adjustments were made to various assets and liabilities as of December 31, 2006, with an offsetting after-tax effect of $138.0 million recorded as a component of other comprehensive income rather than as an adjustment to the ending balance of accumulated other comprehensive loss. The presentation of other comprehensive income for the year ended December 31, 2006 was adjusted to exclude the impact of the adoption of SFAS No. 158.

The consolidated financial statements include the impact of our business realignment initiatives as described in Note 3. Cost of sales included a pre-tax charge resulting from the business realignment initiatives of $123.1 million in 2007, a pre-tax credit of $3.2 million in 2006, and a pre-tax charge of $22.5 million in 2005. Selling, marketing and administrative expenses included a pre-tax charge resulting from the business realignment initiatives of $12.6 million in 2007 and $.3 million in 2006.

Our effective income tax rate was 37.1% in 2007, 36.2% in 2006 and 36.2% in 2005. The effective income tax rate for 2007 was higher by 1.1 percentage points and for 2005 benefited by 0.2 percentage points from the impact of tax rates associated with business realignment and impairment charges.

We have made certain reclassifications to prior year amounts to conform to the 2007 presentation.

**Principles of Consolidation**

Our consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and entities in which we have a controlling financial interest after the elimination of intercompany accounts and transactions. We have a controlling financial interest if we own a majority of the outstanding voting common stock and minority shareholders do not have substantive participating rights, or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary. In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we own a 51% controlling interest in Godrej Hershey Foods and Beverages Company. This business acquisition is included in our consolidated financial results, including the related minority interest.

**Equity Investments**

We use the equity method of accounting when we have a 20% to 50% interest in other companies and exercise significant influence. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. In May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Company, LTD to produce Hershey products and certain Lotte products for the market in China. We own a 44% interest in this entity and are accounting for this investment using the equity method.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.



**Revenue Recognition**

We record sales when all of the following criteria have been met:

- a valid customer order with a fixed price has been received;
- a delivery appointment with the customer has been made;
- the product has been delivered to the customer;
- there is no further significant obligation to assist in the resale of the product; and
- collectibility is reasonably assured.

Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products. Trade promotions and sales incentives primarily include reduced price features, merchandising displays, sales growth incentives, new item allowances and cooperative advertising.

### Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

### Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing our business. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

### Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

### Commodities Futures Contracts

In connection with the purchasing of cocoa beans and cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, we enter into commodities futures contracts to reduce the effect of price fluctuations.

We account for commodities futures contracts in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments which we are currently utilizing, including commodities futures contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.



### Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. If such assets are considered to be impaired, we measure the impairment to be recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

**Asset Retirement Obligations**

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, and FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*—an interpretation of FASB Statement No. 143. Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and the normal operation of a long-lived asset.

We assess asset retirement obligations on a periodic basis. We recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We capitalize associated asset retirement costs as part of the carrying amount of the long-lived asset.

**Goodwill and Other Intangible Assets**

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Other intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. We determined that the useful lives of trademarks are indefinite and, therefore, these assets are not being amortized. We are amortizing customer-related intangible assets over their estimated useful lives of approximately ten years. We are amortizing patents over their remaining legal lives of approximately thirteen years.

2007 Annual Report to Stockholders

We conduct an impairment evaluation for goodwill annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared with the carrying amount of the goodwill and an impairment charge is recorded for the difference.

We conduct an impairment evaluation of the carrying amount of intangible assets with indefinite lives annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions we use to estimate fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. We also consider assumptions which may be used by market participants. Such assumptions are subject to change as a result of changing economic and competitive conditions.

As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. Based on our annual impairment evaluations, we determined that no goodwill or other intangible assets were impaired as of December 31, 2006 and 2005.

### Comprehensive Income

We report comprehensive income (loss) on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 6, Comprehensive Income.

We translate results of operations for foreign entities using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

Prior to the adoption of SFAS No. 158 as of December 31, 2006, a minimum pension liability adjustment was required when the actuarial present value of accumulated pension plan benefits exceeded plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, were recorded as a component of other comprehensive income (loss), "Minimum Pension Liability Adjustments." Subsequent to the adoption of SFAS No. 158, changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, are recorded as a component of other comprehensive income (loss), "Pension and Post-retirement Benefit Plans".

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss), net of related tax effects. Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.



### Foreign Exchange Forward Contracts

We enter into foreign exchange forward contracts to hedge transactions denominated in foreign currencies. These transactions are primarily related to firm commitments or forecasted purchases of equipment, certain raw materials and finished goods. We also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts are intended to be and are effective as hedges of identifiable foreign currency commitments and forecasted transactions. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts is contained in Note 5, Derivative Instruments and Hedging Activities.

### License Agreements

We enter into license agreements under which we have access to certain trademarks and proprietary technology, and manufacture and/or market and distribute certain products. The rights under these agreements are extendible on a long-term basis at our option subject to certain conditions, including minimum sales and unit volume levels, which we have met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

### Research and Development

We expense research and development costs as incurred. Research and development expense was $28.0 million in 2007, $27.6 million in 2006 and $22.6 million in 2005. Research and development expense is included in selling, marketing and administrative expenses.

### Advertising

We expense advertising costs as incurred. Advertising expense included in selling, marketing and administrative expenses was $127.9 million in 2007, $108.3 million in 2006 and $125.0 million in 2005. We had no prepaid advertising expense as of December 31, 2007 and $0.4 million as of December 31, 2006.

### Computer Software

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. We cease capitalization of such costs no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software was $35.9 million as of December 31, 2007 and was $36.0 million as of December 31, 2006. We amortize software costs using the straight-line method over the expected life of the software, generally three to five years. Accumulated amortization of capitalized software was $159.6 million as of December 31, 2007 and $145.4 million as of December 31, 2006.

We review the carrying value of software and development costs for impairment in accordance with our policy pertaining to the impairment of long-lived assets. Generally, we measure impairment under the following circumstances:

- when internal-use computer software is not expected to provide substantive service potential;
- a significant change occurs in the extent or manner in which the software is used or is expected to be used;
- a significant change is made or will be made to the software program; and
- costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

2007 Annual Report to Stockholders

## 2. ACQUISITIONS AND DIVESTITURES

In May, 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Foods and Beverages Company. In accordance with the purchase method of accounting, the purchase price of the acquisition was allocated to the underlying assets and liabilities at the date of the acquisition based on their preliminary estimated respective fair values which may be revised at a later date. We have not yet finalized the purchase price allocation for the Godrej Hershey Foods and Beverages Company acquisition and are in the process of obtaining valuations for the acquired net assets. Total liabilities assumed in 2007 were $51.6 million.

Also in May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Co., LTD., to produce Hershey products and certain Lotte products for the market in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC, based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States. Total liabilities assumed were $1.7 million.

In August 2005, Artisan Confections Company completed the acquisition of Scharffen Berger Chocolate Maker, Inc. Based in San Francisco, California, Scharffen Berger is known for its high-cacao content, signature dark chocolate bars and baking products sold online and in a broad range of outlets, including specialty retailers, natural food stores and gourmet centers across the United States. Scharffen Berger also owns and operates three specialty stores located in New York, New York and in Berkeley and San Francisco, California.

Also, in August 2005, Artisan Confections Company acquired the assets of Joseph Schmidt Confections, Inc., a premium chocolate maker located in San Francisco, California. Distinctive products created by Joseph Schmidt include artistic and innovative truffles, colorful chocolate mosaics, specialty cookies, and handcrafted chocolates. We sell these products in select department stores and other specialty outlets nationwide as well as in Joseph Schmidt stores located in San Jose and San Francisco, California. The combined purchase price for Scharffen Berger and Joseph Schmidt was $47.1 million.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

In October 2005, our wholly-owned subsidiary, Hershey Canada Inc., completed the sale of its *Mr. Freeze* freeze pops business for $2.7 million. There was no significant gain or loss on the transaction.

## 3. BUSINESS REALIGNMENT INITIATIVES

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program") and, in December 2007, we recorded impairment and business realignment charges associated with our business in Brazil (together, "the 2007 business realignment initiatives").

When completed, the global supply chain transformation program will greatly enhance our manufacturing, sourcing and customer service capabilities, reduce inventories resulting in improvements in working capital and generate significant resources to invest in our growth initiatives. These initiatives include accelerated marketplace momentum within our core U.S. business, creation of innovative new product platforms to meet customer needs and disciplined global expansion. Under the program, which will be implemented in stages over three years, we will significantly increase manufacturing capacity utilization by reducing the number of production lines by more than one-third, outsource production of low value-added items and construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs. The program will result in a total net reduction of 1,500 positions across our supply chain over the three–year implementation period.

The estimated pre-tax cost of the global supply chain transformation program is from $525 million to $575 million over three years. The total includes from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. The costs will be incurred primarily in 2007 and 2008. Total costs of $400.0 million were recorded in 2007 for this program.

In 2001, we acquired a small business in Brazil, Hershey do Brasil, which has not gained profitable scale or adequate market distribution. In an effort to improve the performance of this business, in January 2008 Hershey do Brasil entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. The arrangement with Bauducco will leverage Bauducco's strong sales and distribution capabilities for our products throughout Brazil. Under this agreement we will manufacture and market, and they will sell and distribute our products. We will maintain a 51% controlling interest in Hershey do Brasil. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance the financial performance of our business in Brazil.

In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). Charges (credits) for the 2005 business realignment initiatives were recorded during 2005 and 2006 and the 2005 business realignment initiatives were completed by December 31, 2006.

2007 Annual Report to Stockholders

Charges (credits) associated with business realignment initiatives recorded during 2007, 2006 and 2005 were as follows:

| For the years ended December 31, In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of sales | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program | $123,090 | $ — | $ — |
| 2005 business realignment initiatives | — | (1,599) | 22,459 |
| Previous business realignment initiatives | — | (1,600) | — |
| Total cost of sales | 123,090 | (3,199) | 22,459 |
| Selling, marketing and administrative | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program | 12,623 | — | — |
| 2005 business realignment initiatives | — | 266 | — |
| Total selling, marketing and administrative | 12,623 | 266 | — |
| Business realignment and impairment charges, net | | | |
| 2007 business realignment initiatives: | | | |
| Global supply chain transformation program: | | | |
| Fixed asset impairments and plant closure expense | 61,444 | — | — |
| Employee separation costs | 188,538 | — | — |
| Contract termination costs | 14,316 | — | — |
| Brazilian business realignment: | | | |
| Goodwill impairment | 12,260 | — | — |
| Employee separation costs | 310 | — | — |
| 2005 business realignment initiatives: | | | |
| U.S. voluntary workforce reduction program | — | 9,972 | 69,472 |
| U.S. facility rationalization (Las Piedras, Puerto Rico plant) | — | 1,567 | 12,771 |
| Streamline international operations (primarily Canada) | — | 2,524 | 14,294 |
| Previous business realignment initiatives | — | 513 | — |
| Total business realignment and impairment charges, net | 276,868 | 14,576 | 96,537 |
| Total net charges associated with business realignment initiatives and impairment | $412,581 | $11,643 | $118,996 |

The charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value or fair value less cost to sell, if lower, of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at six North American manufacturing facilities which are being closed. The facilities are located in Naugatuck, Connecticut; Reading, Pennsylvania; Oakdale, California; Smiths Falls, Ontario; Montreal, Quebec; and Dartmouth, Nova Scotia. The employee separation costs also included $109.6 million for charges relating to pension and other post-retirement benefits settlements, curtailments and special termination benefits.

During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge. We discuss the impairment testing results in more detail in Note 1 and Note 16 to the Consolidated Financial Statements. During the fourth quarter of 2007, we also recorded a business realignment charge of $.3 million associated with our business in Brazil. This charge was principally associated with employee separation costs. Remaining charges of approximately $5.0 million for this business realignment program are expected to be recorded in 2008.

The charges (credits) recorded in cost of sales relating to the 2005 business realignment initiatives included a credit of $1.6 million in 2006 resulting from higher than expected proceeds from the sale of equipment from the Las Piedras plant and a charge of $22.5 million in 2005 resulting from accelerated depreciation related to the closure of the Las Piedras plant. The charge recorded in selling, marketing and administrative expenses in 2006 resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment charges included $7.3 million and $8.3 million for involuntary terminations in 2006 and 2005, respectively.

The charges (credits) recorded in 2006 relating to previous business realignment initiatives which began in 2003 and 2001 resulted from the finalization of the sale of certain properties, adjustments to liabilities which had previously been recorded, and the impact of the settlement as to several of the eight former employees who had filed a complaint alleging that the Company had discriminated against them on the basis of age in connection with the 2003 business realignment initiatives. A settlement was reached with the remaining former employees in September 2007.

The liability balance as of December 31, 2007 relating to the 2007 business realignment initiatives was $68.4 million for employee separation costs to be paid primarily in 2008 and 2009. As of December 31, 2007, the liability balance relating to the 2005 business realignment initiatives was $3.3 million. During 2007 we made payments against the liabilities recorded for the 2007 business realignment initiatives of $13.2 million principally related to employee separation and project administration. We made payments during 2007 against the liabilities recorded for the 2005 business realignment initiatives of $16.2 million related to the voluntary workforce reduction. During 2006 we made total payments of $28.0 million against the liabilities recorded for the 2005 business realignment initiatives primarily associated with the voluntary workforce reduction.

2007 Annual Report to Stockholders

## 4. COMMITMENTS AND CONTINGENCIES

We enter into certain obligations for the purchase of raw materials. These obligations are primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2007.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent that we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2007 and in future periods by entering into commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2007, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

As of December 31, 2007, we had entered into purchase agreements with various suppliers. Subject to meeting our Company's quality standards, the purchase obligations covered by these agreements were as follows as of December 31, 2007:

| Obligations | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| **In millions of dollars** | | | | |
| Purchase obligations | $1,058.2 | $618.0 | $277.5 | $99.3 |

We have commitments under various operating leases. Future minimum payments under non-cancelable operating leases with a remaining term in excess of one year were as follows as of December 31, 2007:

| Lease Commitments | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter |
|---|---|---|---|---|---|---|
| **In millions of dollars** | | | | | | |
| Future minimum rental payments | $15.4 | $11.9 | $7.5 | $6.3 | $5.4 | $7.9 |

Our Company has a number of facilities that contain varying degrees of asbestos in certain locations within these facilities. Our asbestos management program is compliant with current regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve the removal of asbestos.

As of December 31, 2007, certain real estate associated with the closure of facilities under the global supply chain transformation program is being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which has not been reflected in our current estimates.

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau, and has received a request for information from the European Commission. In addition, the U.S. Department of Justice is conducting an inquiry. The Company is also party to approximately 50 related civil antitrust suits in the United States and three in Canada. Each claim contains class action allegations, instituted on behalf of consumers and, in some cases, by certain companies that purchase chocolate for resale, that allege conspiracies in restraint of trade and challenge the pricing and/or purchasing practices of the Company. Several other chocolate confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation and is a defendant in certain of the lawsuits. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.



## 5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We account for derivative instruments in accordance with SFAS No. 133. SFAS No. 133 requires us to recognize all derivative instruments at fair value. We classify the derivatives as assets or liabilities on the balance sheet. Accounting for the change in fair value of the derivative depends on:

- whether the instrument qualifies for and has been designated as a hedging relationship; and
- the type of hedging relationship.

There are three types of hedging relationships:

- cash flow hedge;
- fair value hedge; and
- hedge of foreign currency exposure of a net investment in a foreign operation.

As of December 31, 2007, all of our derivative instruments were classified as cash flow hedges.

### Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swaps and foreign currency contracts and options for periods consistent with related underlying exposures. We enter into commodities futures contracts for varying periods. The futures contracts are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

### Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of 10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

2007 Annual Report to Stockholders

In October 2003, we entered into swap agreements effectively converting interest payments on long-term debt from fixed to variable rates. We converted interest payments on $200 million of 6.7% Notes due in October 2005 and $150 million of 6.95% Notes due in March 2007 from their respective fixed rates to variable rates based on LIBOR. In March 2004, we terminated these agreements, resulting in cash receipts totaling $5.2 million, with a corresponding increase to the carrying value of the long-term debt. We amortized this increase over the remaining terms of the respective long-term debt as a reduction to interest expense.

We included gains and losses on these interest rate swap agreements in other comprehensive income. We recognized the gains and losses on these interest rate swap agreements as an adjustment to interest expense in the same period as the hedged interest payments affected earnings.

As of December 31, 2007, we were not a party to any interest rate swap agreements.

We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the Consolidated Statements of Cash Flows.

Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

### Foreign Exchange Forward Contracts

We enter into foreign exchange forward contracts to hedge transactions primarily related to commitments and forecasted purchases of equipment, raw materials and finished goods denominated in foreign currencies. We may also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, the derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. We designate our foreign exchange forward contracts as cash flow hedging derivatives.

These contracts meet the criteria for cash flow hedge accounting treatment. Accordingly, we include related gains and losses in other comprehensive income. Subsequently, we recognize the gains and losses in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

We classify the fair value of foreign exchange forward contracts as prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets. We report the offset to the contracts and options in accumulated other comprehensive loss, net of income taxes. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. On hedges associated with the purchase of equipment, we designate the related cash flows as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. We classify cash flows from other foreign exchange forward contracts as net cash provided from operating activities.



### Commodities Futures Contracts

We enter into commodities futures contracts to reduce the effect of raw material price fluctuations and to hedge transportation costs. We generally hedge commodity price risks for 3 to 24 month periods. The commodities futures contracts are highly effective in hedging price risks for our raw material requirements and transportation costs. Because our commodities futures contracts meet hedge criteria, we account for them as cash flow hedges. Accordingly, we include gains and losses on hedging in other comprehensive income. We recognize gains and losses ratably in cost of sales in the same period that we record the hedged raw material requirements in cost of sales.

We use exchange traded futures contracts to fix the price of physical forward purchase contracts. Physical forward purchase contracts meet the SFAS No. 133 definition of "normal purchases and sales" and, therefore, are not accounted for as derivative instruments. On a daily basis, we receive or make cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses). As mentioned above, such gains and losses are included as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for payment of future invoice prices for raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

### Hedge Effectiveness—Commodities

We perform an assessment of hedge effectiveness for commodities futures on a quarterly basis. Because of the rollover strategy used for commodities futures contracts, as required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements. This occurs as we switch futures contracts from nearby contract positions to contract positions that are required to fix the price of anticipated manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. In accordance with SFAS No. 133, we record the ineffective portion of gains or losses on commodities futures currently in cost of sales.

The prices of commodities futures contracts reflect delivery to the same locations where we take delivery of the physical commodities. Therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item.

### Summary of Activity

Our cash flow hedging derivative activity during the last three years was as follows:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| **In millions of dollars** | | | |
| Net after-tax gains (losses) on cash flow hedging derivatives | **$6.8** | $11.4 | $(6.5) |
| Reclassification adjustments from accumulated other comprehensive income to income, net of tax | **.2** | (5.3) | 18.1 |
| Hedge ineffectiveness gains (losses) recognized in cost of sales, before tax | **(.5)** | 2.0 | (2.0) |

- Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts.
- Reclassification adjustments, from accumulated other comprehensive income (loss) to income, related to gains or losses on commodities futures contracts were reflected in cost of sales. Gains on interest rate swaps were reflected as an adjustment to interest expense.
- We recorded a gain of $1.0 million in 2006 as a result of the discontinuance of an interest rate swap because the hedged transaction was no longer expected to occur. No other gains or losses on cash flow hedging derivatives resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on cash flow hedging derivatives in income due to excluding such components from the hedge effectiveness assessment.

2007 Annual Report to Stockholders

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $5.0 million after tax as of December 31, 2007. This amount was primarily associated with commodities futures contracts.

## 6. COMPREHENSIVE INCOME

The presentation of other comprehensive income for the year ended December 31, 2006 was adjusted to exclude the impact of the adoption of SFAS No. 158. A summary of the components of comprehensive income is as follows:

| For the year ended December 31, 2007<br>In thousands of dollars | Pre-Tax Amount | Tax (Expense) Benefit | After-Tax Amount |
|---|---|---|---|
| Net income | | | $214,154 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | $ 44,845 | $ — | 44,845 |
| Pension and post-retirement benefit plans | 104,942 | (46,535) | 58,407 |
| Cash flow hedges: | | | |
| Gains (losses) on cash flow hedging derivatives | 10,623 | (3,838) | 6,785 |
| Reclassification adjustments | 252 | (79) | 173 |
| Total other comprehensive income | $160,662 | $(50,452) | 110,210 |
| Comprehensive income | | | $324,364 |

| For the year ended December 31, 2006<br>In thousands of dollars | Pre-Tax Amount | Tax (Expense) Benefit | After-Tax Amount |
|---|---|---|---|
| Net income | | | $559,061 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | $ (278) | $ — | (278) |
| Minimum pension liability adjustments | 5,395 | (2,035) | 3,360 |
| Cash flow hedges: | | | |
| Gains (losses) on cash flow hedging derivatives | 18,206 | (6,847) | 11,359 |
| Reclassification adjustments | (8,370) | 3,034 | (5,336) |
| Total other comprehensive income | $ 14,953 | $ (5,848) | 9,105 |
| Comprehensive income | | | $568,166 |

| For the year ended December 31, 2005<br>In thousands of dollars | Pre-Tax Amount | Tax (Expense) Benefit | After-Tax Amount |
|---|---|---|---|
| Net income | | | $488,547 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments | $ 17,151 | $ — | 17,151 |
| Minimum pension liability adjustments | (5,395) | 3,164 | (2,231) |
| Cash flow hedges: | | | |
| Gains (losses) on cash flow hedging derivatives | (10,255) | 3,791 | (6,464) |
| Reclassification adjustments | (28,435) | 10,348 | (18,087) |
| Total other comprehensive income | $ (26,934) | $ 17,303 | (9,631) |
| Comprehensive income | | | $478,916 |

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive loss, as shown on the Consolidated Balance Sheets, are as follows:

| December 31, | 2007 | 2006 |
|---|---|---|
| **In thousands of dollars** | | |
| Foreign currency translation adjustments | **$ 44,810** | $ (35) |
| Pension and post-retirement benefit plans | **(79,565)** | (137,972) |
| Cash flow hedges | **6,776** | (182) |
| Total accumulated other comprehensive loss | **$(27,979)** | $(138,189) |

## 7. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2007 and 2006, because of the relatively short maturity of these instruments.

The carrying value of long-term debt, including the current portion, was $1,286.1 million as of December 31, 2007, compared with a fair value of $1,331.1 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $1,436.9 million as of December 31, 2006 compared with a fair value of $1,519.1 million.

### Foreign Exchange Forward Contracts

For information on the objectives, strategies and accounting polices related to our use of foreign exchange forward contracts, see Note 5, Derivative Instruments and Hedging Activities.

2007 Annual Report to Stockholders

The following table summarizes our foreign exchange activity:

| December 31, | 2007 | | 2006 | |
|---|---|---|---|---|
| | Contract Amount | Primary Currencies | Contract Amount | Primary Currencies |
| **In millions of dollars** | | | | |
| Foreign exchange forward contracts to purchase foreign currencies | **$13.8** | British pounds<br>Australian dollars<br>Euros | $29.0 | Australian dollars<br>Canadian dollars<br>Euros |
| Foreign exchange forward contracts to sell foreign currencies | **$86.7** | Canadian dollars<br>Brazilian reais<br>Mexican pesos | | |

The fair value of foreign exchange forward contracts is included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities, as appropriate.

We define the fair value of foreign exchange forward contracts as the amount of the difference between contracted and current market foreign currency exchange rates at the end of the period. On a quarterly basis, we estimate the fair value of foreign exchange forward contracts by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences.

The combined fair value of our foreign exchange forward contracts included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets was as follows:

| December 31,<br>In millions of dollars | 2007 | 2006 |
|---|---|---|
| Fair value of foreign exchange forward contracts and options—(liability) asset | **$(2.1)** | $1.5 |

## 8. INTEREST EXPENSE

Net interest expense consisted of the following:

| For the years ended December 31,<br>In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Long-term debt and lease obligations | **$ 80,351** | $ 71,546 | $66,324 |
| Short-term debt | **43,485** | 46,269 | 23,164 |
| Capitalized interest | **(2,770)** | (77) | (3) |
| Interest expense, gross | **121,066** | 117,738 | 89,485 |
| Interest income | **(2,481)** | (1,682) | (1,500) |
| Interest expense, net | **$118,585** | $116,056 | $87,985 |

## 9. SHORT-TERM DEBT

As a source of short-term financing, we utilize commercial paper, or bank loans with an original maturity of three months or less. Credit agreements entered into over the last three years were as follows:

| Date of Agreement | Type of Agreement | Purpose | Credit Limit |
|---|---|---|---|
| August 2007 (expires August 2008) | Unsecured revolving credit agreement | General corporate purposes | $300 million |
| December 2006 (term extended in 2007, now expires December 2012) | Unsecured revolving credit agreement | General corporate purposes | $1.1 billion Option to borrow $400 million more |
| September 2006 (expired December 2006) | Letter amendment | Extend terms of March 2006 agreement | $200 million |
| March 2006 (expired September 2006) | Unsecured revolving credit agreement | Seasonal working capital<br>Share repurchases<br>Other business activities | $400 million |
| September 2005 (expired December 2005) | Unsecured revolving credit agreement | General corporate purposes<br>Retire 6.7% Notes<br>Refinance lease arrangements<br>Pension Plan contributions<br>Stock repurchase<br>Seasonal working capital | $300 million |

The August 2007 and December 2006 unsecured revolving credit agreements contain a financial covenant whereby the ratio of (a) pre-tax income from operations from the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1 at the end of each fiscal quarter. The credit agreements contain customary representations and warranties and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders, should we default in our obligation under the credit agreements. As of December 31, 2007, we complied with all customary affirmative and negative covenants and the financial covenant pertaining to our credit agreements. There were no significant compensating balance agreements that legally restricted these funds.

In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. Our credit limit in various currencies was $57.0 million in 2007 and $54.2 million in 2006. These lines permit us to borrow at the banks' prime commercial interest rates, or lower. We had short-term foreign bank loans against these lines of credit for $22.5 million in 2007 and $12.5 million in 2006.

The maximum amount of our short-term borrowings during 2007 was $1,065.0 million. The weighted-average interest rate on short-term borrowings outstanding was 4.5% and 5.3% as of December 31, 2007 and 2006, respectively.

We pay commitment fees to maintain our lines of credit. The average fee during 2007 was less than 0.1% per annum of the commitment.

We maintain a consolidated cash management system that includes overdraft positions in certain accounts at several banks. We have the contractual right of offset for the accounts with overdrafts. These offsets reduced cash and cash equivalents by $5.9 million as of December 31, 2007 and $36.6 million as of December 31, 2006.

2007 Annual Report to Stockholders

## 10. LONG-TERM DEBT

Long-term debt consisted of the following:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| 6.95% Notes due 2007 | $ — | $ 150,168 |
| 5.30% Notes due 2011 | **250,000** | 250,000 |
| 6.95% Notes due 2012 | **150,000** | 150,000 |
| 4.85% Notes due 2015 | **250,000** | 250,000 |
| 5.45% Notes due 2016 | **250,000** | 250,000 |
| 8.8% Debentures due 2021 | **100,000** | 100,000 |
| 7.2% Debentures due 2027 | **250,000** | 250,000 |
| Obligations associated with consolidation of lease arrangements | — | 38,680 |
| Other obligations, net of unamortized debt discount | **36,069** | (1,955) |
| Total long-term debt | **1,286,069** | 1,436,893 |
| Less—current portion | **6,104** | 188,765 |
| Long-term portion | **$1,279,965** | $1,248,128 |

The increase in other obligations, net of unamortized debt discount reflected debt associated with the acquisition of Godrej Hershey Foods and Beverages Company.

Aggregate annual maturities during the next five years are as follows:

- 2008—$6.1 million
- 2009—$8.0 million
- 2010—$8.2 million
- 2011—$256.6 million
- 2012—$154.1 million

Our debt is principally unsecured and of equal priority. None of our debt is convertible into our Common Stock. We have complied with all covenants included in our related debt agreements.

## 11. INCOME TAXES

Our income (loss) before income taxes was as follows:

| For the years ended December 31,<br>In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Domestic | **$ 456,856** | $860,655 | $743,834 |
| Foreign | **(116,614)** | 15,847 | 21,803 |
| Income before income taxes | **$ 340,242** | $876,502 | $765,637 |

The 2007 foreign loss before income taxes was due primarily to the business realignment and impairment charges recorded during the year.

Our provision for income taxes was as follows:

| For the years ended December 31,<br>In thousands of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current: | | | |
| Federal | **$ 208,754** | $279,017 | $181,947 |
| State | **26,082** | 20,569 | 12,029 |
| Foreign | **15,528** | 13,682 | 12,076 |
| Current provision for income taxes | **250,364** | 313,268 | 206,052 |
| Deferred: | | | |
| Federal | **(74,658)** | (381) | 53,265 |
| State | **(10,324)** | 11,018 | 18,799 |
| Foreign | **(39,294)** | (6,464) | (1,026) |
| Deferred income tax (benefit) provision | **(124,276)** | 4,173 | 71,038 |
| Total provision for income taxes | **$ 126,088** | $317,441 | $277,090 |



The income tax benefits associated with the exercise of non-qualified stock options reduced accrued income taxes on the Consolidated Balance Sheets by $9.9 million as of December 31, 2007 and by $13.5 million as of December 31, 2006. We credited additional paid-in capital to reflect these income tax benefits. The deferred income tax benefit in 2007 primarily reflected the tax effect of the charges for the global supply chain transformation program recorded during the year.

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

| December 31,<br>In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Post-retirement benefit obligations | **$154,174** | $150,794 |
| Accrued expenses and other reserves | **126,032** | 123,690 |
| Stock-based compensation | **55,003** | 46,087 |
| Accrued trade promotion reserves | **6,107** | 4,606 |
| Net operating loss carryforwards | **26,792** | 18,858 |
| Other | **14,096** | 18,298 |
| Gross deferred tax assets | **382,204** | 362,333 |
| Valuation allowance | **(28,029)** | (25,587) |
| Total deferred tax assets | **354,175** | 336,746 |
| Deferred tax liabilities: | | |
| Property, plant and equipment, net | **200,478** | 263,226 |
| Pension | **163,461** | 151,672 |
| Acquired intangibles | **48,756** | 46,522 |
| Inventories | **34,008** | 35,586 |
| Other | **4,646** | 64,383 |
| Total deferred tax liabilities | **451,349** | 561,389 |
| Net deferred tax liabilities | **$ 97,174** | $224,643 |
| Included in: | | |
| Current deferred tax assets, net | **(83,668)** | (61,360) |
| Non-current deferred tax liabilities, net | **180,842** | 286,003 |
| Net deferred tax liabilities | **$ 97,174** | $224,643 |

Deferred tax liabilities associated with property, plant and equipment decreased from 2006 to 2007 primarily as a result of tax benefits related to accelerated depreciation recorded as part of our global supply chain transformation program. The decrease in other deferred tax liabilities from 2006 to 2007 was associated with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN No. 48") as of January 1, 2007. The gross amount of unrecognized tax benefits was reclassified to other long-term liabilities and the related Federal benefit from state taxes was reclassified to other assets.

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowances as of December 31, 2007 and 2006 were primarily related to tax loss carryforwards from operations in various foreign tax jurisdictions. Additional information on income tax benefits and expenses related to components of accumulated other comprehensive income (loss) is provided in Note 6, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with our effective income tax rate:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal statutory income tax rate | **35.0%** | 35.0% | 35.0% |
| Increase (reduction) resulting from: | | | |
| State income taxes, net of Federal income tax benefits | **2.2** | 2.8 | 2.6 |
| Qualified production income deduction | **(1.7)** | (.9) | (.9) |
| Puerto Rico operations | **—** | — | (.6) |
| Business realignment initiatives | **1.1** | — | (.2) |
| Other, net | **.5** | (.7) | .3 |
| Effective income tax rate | **37.1%** | 36.2% | 36.2% |

Included with the purchase of the Nabisco gum and mint business in December 2000, was a U.S. Internal Revenue Code ("IRC") Section 936 company with a subsidiary operating in Las Piedras, Puerto Rico. The operating income of this subsidiary was subject to a lower income tax rate in both the United States and Puerto Rico. We sold the IRC Section 936 company in December 2005.

The effective income tax rate for 2007 was higher by 1.1 percentage points and the effective income tax rate for 2005 benefited by 0.2 percentage points from the impact of tax rates associated with business realignment and impairment charges.

In June 2006, the FASB issued FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FIN No. 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not result in a significant change to the liability for unrecognized tax benefits, less offsetting long-term tax assets.



A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| In thousands of dollars | |
|---|---|
| Balance as of January 1, 2007 | **$79,040** |
| Additions for tax positions taken during prior years | **4,385** |
| Reductions for tax positions taken during prior years | **(7,819)** |
| Additions for tax positions taken during the current year | **10,388** |
| Settlements | **(5,900)** |
| Expiration of statutes of limitations | **(5,370)** |
| Balance as of December 31, 2007 | **$74,724** |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $49.5 million.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest (net of federal benefit) and penalties of $.4 million during 2007, $1.4 million during 2006, and $3.9 million during 2005. Accrued interest and penalties were $20.8 million as of December 31, 2007 and $17.4 million as of January 1, 2007.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. We are no longer subject to U.S. federal examinations by the Internal Revenue Service ("IRS") for years before 2004 and various tax examinations by state taxing authorities could be conducted for years beginning in 2000. We are no longer subject to Canadian federal income tax examinations by the Canada Revenue Agency ("CRA") for years before 1999. U.S. and Canadian federal audit issues typically involve the timing of deductions and transfer pricing adjustments. We work with the IRS and the CRA to resolve proposed audit adjustments and to minimize the amount of adjustments. We do not anticipate that any potential tax adjustments will have a significant impact on our financial position or results of operations.

We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $9.9 million within the next twelve months because of expirations of statutes of limitations.

## 12. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor a number of defined benefit pension plans. Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and Federal income tax laws. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans.

We have two post-retirement benefit plans: health care and life insurance. The health care plan is contributory, with participants' contributions adjusted annually. The life insurance plan is non-contributory.

Effective December 31, 2006, we adopted SFAS No. 158. The provisions of SFAS No. 158 required that the funded status of our pension plans and the benefit obligations of our post-retirement benefit plans be recognized in our balance sheet. The provisions of SFAS No. 158 also revised employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 158 did not change the measurement or recognition of these plans, although it did require that plan assets and benefit obligations be measured as of the balance sheet date. We have historically measured the plan assets and benefit obligations as of our balance sheet date.

### Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

| December 31, | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In thousands of dollars | 2007 | 2006 | 2007 | 2006 |
| **Change in benefit obligation** | | | | |
| Projected benefits obligation at beginning of year | **$1,065,342** | $1,116,214 | **$ 345,116** | $ 355,878 |
| Service cost | **43,462** | 55,759 | **3,899** | 5,718 |
| Interest cost | **59,918** | 58,586 | **19,762** | 19,083 |
| Plan amendments | **2,098** | (32,471) | **—** | — |
| Actuarial (gain) | **(58,905)** | (39,506) | **(25,543)** | (12,308) |
| Special termination benefits | **46,827** | 269 | **652** | — |
| Curtailment | **(16,687)** | 30 | **36,138** | — |
| Settlement | **(90,806)** | — | **—** | — |
| Medicare drug subsidy | **—** | — | **2,257** | 1,540 |
| Currency translation and other | **20,309** | (345) | **3,445** | (50) |
| Benefits paid | **(38,236)** | (93,194) | **(22,810)** | (24,745) |
| Benefits obligation at end of year | **1,033,322** | 1,065,342 | **362,916** | 345,116 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **1,393,301** | 1,273,227 | **—** | — |
| Actual return on plan assets | **89,654** | 190,440 | **—** | — |
| Employer contribution | **15,836** | 23,570 | **20,553** | 23,205 |
| Settlement | **(90,806)** | (288) | **—** | — |
| Medicare drug subsidy | **—** | — | **2,257** | 1,540 |
| Currency translation and other | **17,568** | (454) | **—** | — |
| Benefits paid | **(38,236)** | (93,194) | **(22,810)** | (24,745) |
| Fair value of plan assets at end of year | **1,387,317** | 1,393,301 | **—** | — |
| **Funded status at end of year** | **$ 353,995** | $ 327,959 | **$(362,916)** | $(345,116) |

The accumulated benefit obligation for all defined benefit pension plans was $1.0 billion as of December 31, 2007 and $1.0 billion as of December 31, 2006.

We made total contributions of $15.8 million during 2007. In 2006, we made total contributions of $23.6 million to the pension plans. For 2008, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

| December 31, | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In thousands of dollars | 2007 | 2006 | 2007 | 2006 |
| Other assets | **$416,032** | $401,199 | **$ —** | $ — |
| Accrued liabilities | **(31,916)** | (8,416) | **(32,208)** | (28,746) |
| Other long-term liabilities | **(30,121)** | (64,824) | **(330,708)** | (316,401) |
| Total | **$353,995** | $327,959 | **$(362,916)** | $(345,147) |

Amounts recognized in accumulated other comprehensive income (loss), net of tax, consisted of the following:

| December 31, | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| In thousands of dollars | 2007 | 2006 | 2007 | 2006 |
| Actuarial net loss | **$(70,000)** | $(104,959) | **$(13,645)** | $(34,173) |
| Net prior service credit (cost) | **2,374** | (611) | **1,706** | 1,771 |
| Total | **$(67,626)** | $(105,570) | **$(11,939)** | $(32,402) |

Plans with accumulated benefit obligations in excess of plan assets were as follows:

| December 31,<br>In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Projected benefit obligation | **$63,014** | $69,633 |
| Accumulated benefit obligation | **55,623** | 61,542 |
| Fair value of plan assets | **977** | 15,275 |

## Components of Net Periodic Benefit (Income) Cost and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit cost for our pension and other post-retirement plans consisted of the following:

| For the years ended December 31, | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| In thousands of dollars | 2007 | 2006 | 2005 | 2007 | 2006 | 2005 |
| Service cost | **$ 43,462** | $ 55,759 | $ 49,065 | **$ 3,899** | $ 5,718 | $ 5,149 |
| Interest cost | **59,918** | 58,586 | 55,181 | **19,762** | 19,083 | 18,115 |
| Expected return on plan assets | **(115,956)** | (106,066) | (90,482) | — | — | — |
| Amortization of prior service cost (credit) | **1,936** | 3,981 | 4,380 | **(151)** | 192 | (1,279) |
| Amortization of unrecognized transition balance | — | 59 | 392 | — | — | — |
| Amortization of net loss | **1,095** | 12,128 | 10,611 | **1,218** | 3,705 | 2,639 |
| Administrative expenses | **563** | 889 | 782 | — | — | — |
| Net periodic benefit (income) cost | **(8,982)** | 25,336 | 29,929 | **24,728** | 28,698 | 24,624 |
| Special termination benefits | **46,827** | 269 | 22,792 | **652** | — | 1,910 |
| Curtailment loss | **8,400** | 49 | 785 | **41,653** | 113 | 7,874 |
| Settlement loss | **11,753** | 28 | — | — | — | — |
| Total amount reflected in earnings | **$ 57,998** | $ 25,682 | $ 53,506 | **$67,033** | $28,811 | $34,408 |

The Special Termination benefits charge and Curtailment Loss recorded in 2007 were related to the supply chain transformation program and the amounts during 2006 and 2005 were primarily associated with a voluntary workforce reduction program.

The amounts recognized in other comprehensive income for 2006 were adjusted to exclude the impact of the adoption of SFAS No. 158. Other amounts recognized in other comprehensive income and net periodic benefit (income) cost before tax for our pension and other post-retirement plans consisted of the following:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| **For the years ended December 31,** | **2007** | **2006** | **2005** | **2007** | **2006** | **2005** |
| **In thousands of dollars** | | | | | | |
| Actuarial net gain | **$(58,481)** | $ — | $ — | **$(41,594)** | $ — | $ — |
| Prior service cost (credit) | **(4,975)** | — | — | **108** | — | — |
| Minimum pension liability | — | 5,395 | (5,395) | — | — | — |
| Total recognized in other comprehensive income | **$(63,456)** | $ 5,395 | $ (5,395) | **$(41,486)** | $ — | $ — |
| Total recognized in net periodic benefit (income) cost and other comprehensive income | **$(72,438)** | $30,731 | $24,534 | **$(16,758)** | $28,698 | $24,624 |

The estimated amounts for the defined benefit pension plans and the post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit (income) cost over the next fiscal year are as follows (in thousands):

| | Pension Plans | Post-Retirement Benefit Plans |
|---|---|---|
| Amortization of net actuarial (loss) gain | $ (165) | $ 214 |
| Amortization of prior service cost (credit) | $1,268 | $(457) |

### Assumptions

Certain weighted-average assumptions used in computing the benefit obligations as of December 31, 2007 were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| Discount rate | **6.2%** | 5.7% | **6.2%** | 5.7% |
| Rate of increase in compensation levels | **4.8%** | 4.8% | **N/A** | N/A |

For measurement purposes as of December 31, 2007, we assumed a 9.0% annual rate of increase in the per capita cost of covered health care benefits for 2008, grading down to 5.00% by 2012.

For measurement purposes as of December 31, 2006, we assumed a 9.0% annual rate of increase in the per capita cost of covered health care benefits for 2007, grading down to 5.25% by 2010.

Certain weighted-average assumptions used in computing net periodic benefit (income) cost are as follows:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| **For the years ended December 31,** | **2007** | **2006** | **2005** | **2007** | **2006** | **2005** |
| Discount rate | **5.8%** | 5.4% | 5.7% | **5.8%** | 5.4% | 5.7% |
| Expected long-term return on plan assets | **8.5%** | 8.5% | 8.5% | **N/A** | N/A | N/A |
| Rate of compensation increase | **4.7%** | 4.8% | 4.8% | **N/A** | N/A | N/A |

We based the asset return assumption of 8.5% for 2007, 2006 and 2005 on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The historical geometric average return over the 20 years prior to December 31, 2007, was approximately 9.8%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

| Impact of assumed health care cost trend rates | One-Percentage Point Increase | One-Percentage Point (Decrease) |
|---|---|---|
| **In thousands of dollars** | | |
| Effect on total service and interest cost components | $ 528 | $ (475) |
| Effect on post-retirement benefit obligation | 8,005 | (7,230) |

## Plan Assets

The following table sets forth the actual asset allocation and weighted-average target asset allocation for our U.S. and non-U.S. pension plan assets:

| Asset Category | Target Allocation 2008 | Percentage of Plan Assets as of December 31, 2007 | 2006 |
|---|---|---|---|
| Equity securities | 58-85% | 71% | 75% |
| Debt securities | 15-42 | 27 | 23 |
| Other | 0-5 | 2 | 2 |
| Total | | 100% | 100% |

Investment objectives for our domestic plan assets are:

- To optimize the long-term return on plan assets at an acceptable level of risk;
- To maintain a broad diversification across asset classes;
- To maintain careful control of the risk level within each asset class; and
- To focus on a long-term return objective.

Our Company complies with ERISA rules and regulations and we prohibit investments and investment strategies not allowed by ERISA. We do not permit direct purchases of our Company's securities or the use of derivatives for the purpose of speculation. We invest the assets of non-domestic plans in compliance with laws and regulations applicable to those plans.

## Cash Flows

Information about the expected cash flows for our pension and other post-retirement benefit plans is as follows:

| | Expected Benefit Payments | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013–2017 |
| **(In thousands of dollars)** | | | | | | |
| Pension Benefits | $158,906 | $111,960 | $72,819 | $46,877 | $57,619 | $379,793 |
| Other Benefits | 32,208 | 36,006 | 37,286 | 36,861 | 35,240 | 145,644 |

## 13. EMPLOYEE STOCK OWNERSHIP TRUST AND SAVINGS PLANS

Prior to December 31, 2006, our Company's employee stock ownership trust ("ESOP") served as the primary vehicle for employer contributions to The Hershey Company 401(k) Plan (formerly known as The Hershey Company Employee Savings Stock Investment and Ownership Plan) for participating domestic salaried and hourly employees. In December 1991, we funded the ESOP by providing a 15-year, 7.75% loan of $47.9 million. The ESOP used the proceeds of the loan to purchase our Common Stock. During 2006 and 2005, the ESOP received a combination of dividends on unallocated shares of our Common Stock and contributions from us. This equals the amount required to meet principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 318,351 shares of our Common Stock each year. As of December 31, 2006 all shares had been allocated. We consider all ESOP shares as outstanding for income per share computations.

The following table summarizes our ESOP expense and dividends:

| For the years ended December 31, | 2006 | 2005 |
|---|---|---|
| **In millions of dollars** | | |
| Compensation (income) expense related to ESOP | $(.3) | $.4 |
| Dividends paid on unallocated ESOP shares | .3 | .5 |

- We recognized net compensation expense equal to the shares allocated multiplied by the original cost of $10.03 per share less dividends received by the ESOP on unallocated shares.
- We reflected dividends paid on all ESOP shares as a reduction to retained earnings.

Contributions to The Hershey Company 401(k) Plan are based on a portion of eligible pay up to a defined maximum. Beginning in 2007, the defined maximum was increased for all salaried and non-union hourly employees and all matching contributions were made in cash. Beginning in 2008, the defined maximum was increased for certain union hourly employees. Some domestic employees are eligible to participate in similar plans. The 2007 matching contributions totaled $18.2 million.



## 14. CAPITAL STOCK AND NET INCOME PER SHARE

We had 1,055,000,000 authorized shares of capital stock as of December 31, 2007. Of this total, 900,000,000 shares were designated as Common Stock, 150,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock. Each class has a par value of one dollar per share. As of December 31, 2007, a combined total of 359,901,744 shares of both classes of common stock had been issued of which 227,049,851 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2007.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. The holders of Common Stock have one vote per share and the holders of Class B Stock have ten votes per share. However, the Common Stock holders, voting separately as a class, are entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock holders are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2007, 9,751 shares of Class B Stock were converted into Common Stock. During 2006, 2,400 shares were converted and during 2005, 23,031 shares were converted.

Changes in outstanding Common Stock for the past three years were as follows:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Shares issued | **359,901,744** | 359,901,744 | 359,901,744 |
| Treasury shares at beginning of year | **(129,638,183)** | (119,377,690) | (113,313,827) |
| Stock repurchases: | | | |
| Repurchase programs and privately negotiated transactions | **(2,915,665)** | (10,601,482) | (4,153,228) |
| Stock options and benefits | **(2,046,160)** | (1,096,155) | (4,859,403) |
| Stock issuances: | | | |
| Stock options and benefits | **1,748,115** | 1,437,144 | 2,948,768 |
| Treasury shares at end of year | **(132,851,893)** | (129,638,183) | (119,377,690) |
| Net shares outstanding at end of year | **227,049,851** | 230,263,561 | 240,524,054 |

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

| For the years ended December 31, In thousands except per share amounts | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income | **$214,154** | $559,061 | $488,547 |
| Weighted-average shares—Basic | | | |
| Common Stock | **168,050** | 174,722 | 183,747 |
| Class B Stock | **60,813** | 60,817 | 60,821 |
| Total weighted-average shares—Basic | **228,863** | 235,539 | 244,568 |
| Effect of dilutive securities: | | | |
| Employee stock options | **2,058** | 2,784 | 3,336 |
| Performance and restricted stock units | **528** | 748 | 388 |
| Weighted-average shares—Diluted | **231,449** | 239,071 | 248,292 |
| Earnings Per Share—Basic | | | |
| Common Stock | **$ .96** | $ 2.44 | $ 2.05 |
| Class B Stock | **$ .87** | $ 2.19 | $ 1.85 |
| Earnings Per Share—Diluted | | | |
| Common Stock | **$ .93** | $ 2.34 | $ 1.97 |
| Class B Stock | **$ .87** | $ 2.17 | $ 1.84 |

For the year ended December 31, 2007, 6.8 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year. Therefore, the effect would have been antidilutive. In 2006, 3.7 million stock options were not included, and in 2005, 2.0 million stock options were not included in the diluted earnings per share calculation because the effect would have been antidilutive.

**Milton Hershey School Trust**

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held 13,286,691 shares of our Common Stock as of December 31, 2007. As Trustee for the benefit of Milton Hershey School, Hershey Trust Company held 60,612,012 shares of the Class B Stock as of December 31, 2007, and was entitled to cast approximately 80% of the total votes of both classes of our common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our Company.

**Stockholder Protection Rights Agreement**

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement and declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share and is not taxable. The Rights will not change the manner in which our Common Stock is traded.

The Rights become exercisable only upon:

- resolution of the Board of Directors after any person (other than the Milton Hershey School Trust) has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock;
- our announcement that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- a person or group (other than the Milton Hershey School Trust) becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock.

When exercisable, each Right entitles its registered holder to purchase from our Company, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share. The Rights are convertible by holders of Class B Stock into Series B Participating Preferred Stock based on one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Stock held at that time. Each one one-thousandth of a share of Series A Participating Preferred Stock has economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock has economic and voting terms similar to those of one share of Class B Stock.



Each Right will automatically become a right to buy that number of one one-thousandth of a share of Series A Participating Preferred Stock upon the earlier of:

- a public announcement by our Company that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock, or
- such person or group (other than the Milton Hershey School Trust) acquiring more than 35% of the voting power of the Common Stock and Class B Stock.

The purchase price is pre-determined. The market value of the preferred stock would be twice the exercise price. Rights owned by the acquiring person or group are excluded. In addition, if we are acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, our Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable at any time after a person or group (other than the Milton Hershey School Trust) acquires:

- 15% or more (but less than 50%) of our Common Stock; or
- more than 35% of the voting power of all outstanding Common Stock and Class B Stock.

This may be done at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

Solely at our option, we may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group (other than the Milton Hershey School Trust) of beneficial ownership of 15% or more of our Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by us, the Rights will expire on December 14, 2010.

## 15. STOCK COMPENSATION PLANS

At our annual meeting of stockholders, held April 17, 2007, stockholders approved The Hershey Company Equity and Incentive Compensation Plan ("EICP"). The EICP is an amendment and restatement of our former Key Employee Incentive Plan, a share-based employee incentive compensation plan, and is also a continuation of our Broad Based Stock Option Plan, Broad Based Annual Incentive Plan and Directors' Compensation Plan. Following its adoption on April 17, 2007, the EICP became the single plan under which grants using shares for compensation and incentive purposes will be made. The following table summarizes our compensation costs:

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Total compensation amount charged against income for stock compensation plans, including stock options, performance stock units and restricted stock units | **$28.5** | $41.3 | $58.1 |
| Total income tax benefit recognized in Consolidated Statements of Income for share-based compensation | **$ 9.9** | $15.0 | $21.3 |

Compensation costs for stock compensation plans are primarily included in selling, marketing and administrative expense. Over the three-year period, compensation costs have decreased. The decline was primarily caused by reduced estimates for performance stock unit awards reflecting lower than expected operating results for the Company. In addition, stock option expense was lower in 2007 due to the timing of our primary stock option grant.

In 2007, compensation cost was reduced by $1.1 million related to stock option forfeitures from the global supply chain transformation program. In 2006, compensation cost included $1.2 million for the impact of accelerated vesting of stock options for employees exiting our Company. In 2005, compensation cost included $3.9 million for the impact of accelerated vesting of stock options for employees exiting the Company. The income tax benefit amount for 2006 included $0.5 million and 2005 included $1.6 million for the accelerated vesting of stock options under this program. The accelerated vesting affected less than 100 employees in 2006 and 2005. We further describe the terms of the workforce reduction program in Note 3, Business Realignment Initiatives.

2007 Annual Report to Stockholders

The EICP provides for grants of one or more of the following stock-based compensation awards to employees, non-employee directors and certain service providers upon whom the successful conduct of our business is dependent:

- non-qualified stock options ("stock options");
- performance stock units and performance stock;
- stock appreciation rights;
- restricted stock units and restricted stock; and
- other stock-based awards.

The EICP also provides for the deferral of stock-based compensation awards by participants if approved by the Compensation and Executive Organization Committee of our Board and if in accordance with an applicable deferred compensation plan of the Company. Currently, the Compensation and Executive Organization Committee has authorized the deferral of performance stock unit and restricted stock unit awards by certain eligible employees under the Company's Deferred Compensation Plan. Our Board has authorized our non-employee directors to defer any portion of their cash retainer and committee chair fees that they elect to convert into deferred stock units under our Directors' Compensation Plan and, if permitted by the Company's Deferred Compensation Plan at the time their membership on the Board ends, to continue the deferral of those units under the Company's Deferred Compensation Plan. As of December 31, 2007, 52.0 million shares were authorized and approved by the Company's stockholders for grants under the EICP.

In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan. This grant provided over 13,000 eligible employees with 100 non-qualified stock options. The stock options were granted at a price of $46.44 per share, have a term of ten years and will vest on July 19, 2009.

In 1996, our Board of Directors approved a worldwide, stock option grant, called HSY Growth, under the Broad Based Stock Option Plan. HSY Growth provided all eligible employees with a one-time grant of 200 non-qualified stock options. Under HSY Growth, we granted over 2.4 million options on January 7, 1997. Options granted under HSY Growth vested on January 7, 2002 and expired on January 6, 2007.

The following table sets forth information about the weighted-average fair value of options granted to employees during the year using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Dividend yields | **2.0%** | 1.6% | 1.7% |
| Expected volatility | **19.5%** | 23.7% | 25.4% |
| Risk-free interest rates | **4.6%** | 4.6% | 3.9% |
| Expected lives in years | **6.6** | 6.6 | 6.5 |

- "Dividend yields" means the sum of dividends declared for the four most recent quarterly periods, divided by the estimated average price of our Common Stock for the comparable periods.
- "Expected volatility" means the historical volatility of our Common Stock over the expected term of each grant. We exclude the period during 2002 when unusual volatility resulted from the exploration of the possible sale of our Company.

- We base the risk-free interest rate for periods within the contractual life of the option on the U.S. Treasury yield curve in effect at the time of grant.
- "Expected lives" means the period of time that options granted are expected to be outstanding based primarily on historical data.

## Stock Options

The exercise price of each option equals the market price of the Company's Common Stock on the date of grant. Prior to approval by our stockholders of the EICP on April 17, 2007, the exercise price of stock options granted under the former Key Employee Incentive Plan was determined as the closing price of our Common Stock on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted. Following approval of the EICP, the exercise price is the closing price of our Common Stock on the New York Stock Exchange on the date of the grant. Each option has a maximum term of ten years. Options granted to executives and key employees prior to December 31, 1999, vested at the end of the second year after grant. In 2000, we changed the terms and conditions of the grants to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999.

| For the years ended December 31,<br>In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Compensation amount charged against income for stock options | **$26.8** | $33.4 | $38.2 |

In 2007, compensation cost was reduced by $1.1 million related to stock option forfeitures from the global supply chain transformation program. The 2006 compensation amount included $1.2 million for the impact of the modification of stock option grants resulting in accelerated vesting of stock options. In 2005, this amount was $3.9 million. The modification related to employees exiting our Company in 2006 and 2005 under the terms of the voluntary workforce reduction program.



A summary of the status of our Company's stock options and changes during the years ending on those dates follows:

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| Stock Options | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | **13,855,113** | **$40.29** | 13,725,113 | $37.83 | 14,909,536 | $32.82 |
| Granted | **2,240,883** | **$53.72** | 1,777,189 | $52.43 | 2,051,255 | $61.49 |
| Exercised | **(1,686,448)** | **$29.97** | (1,269,690) | $28.68 | (2,898,419) | $28.14 |
| Forfeited | **(520,432)** | **$52.29** | (377,499) | $47.19 | (337,259) | $43.54 |
| Outstanding at end of year | **13,889,116** | **$43.26** | 13,855,113 | $40.29 | 13,725,113 | $37.83 |
| Options exercisable at year-end | **8,316,966** | **$37.43** | 8,212,209 | $34.39 | 7,001,941 | $30.86 |
| Weighted-average fair value of options granted during the year (per share) | **$ 12.84** | | $ 15.07 | | $ 16.90 | |

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Intrinsic value of options exercised | **$34.3** | $32.3 | $91.8 |

The aggregate intrinsic value of options outstanding as of December 31, 2007 was $45.5 million. The aggregate intrinsic value of exercisable options as of December 31, 2007 was $44.8 million.

As of December 31, 2007, there was $37.7 million of total unrecognized compensation cost related to non-vested stock option compensation arrangements granted under the EICP. We expect to recognize that cost over a weighted-average period of 2.5 years.

The following table summarizes information about stock options outstanding as of December 31, 2007:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding as of 12/31/07 | Weighted-Average Remaining Contractual Life in Years | Weighted-Average Exercise Price | Number Exercisable as of 12/31/07 | Weighted-Average Exercise Price |
| $22.50-34.39 | **3,561,534** | **3.8** | **$29.64** | **3,561,534** | **$29.64** |
| $34.66-52.28 | **5,100,259** | **5.8** | **$39.33** | **3,350,248** | **$36.68** |
| $52.30-64.65 | **5,227,323** | **8.2** | **$56.37** | **1,405,184** | **$58.98** |
| $22.50-64.65 | **13,889,116** | **6.2** | **$43.26** | **8,316,966** | **$37.43** |

## Performance Stock Units and Restricted Stock Units

Under the EICP, our Company grants performance stock units to selected executives and other key employees. Vesting is contingent upon the achievement of certain performance objectives. If our Company meets targets for financial measures at the end of the applicable three-year performance cycle, we award the full number of shares to the participants. The performance scores for 2007 grants of performance stock units can range from 0% to 250% of the targeted amounts.

In 2007, 2006 and 2005, we awarded restricted stock units to certain executive officers and other key employees under the EICP. We also awarded restricted stock units quarterly to non-employee directors.

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Compensation amount charged against income for performance and restricted stock units | **$1.7** | $7.9 | $19.9 |

Our Company recognizes the compensation cost associated with the performance stock units ratably over the three-year term, except for the 2003 grants. An additional three-year vesting term was imposed for the 2003 grants with accelerated vesting for retirement, disability or death. The compensation cost for the 2003 grants is being recognized over a period from three to six years. Compensation cost is based on the grant date fair value for the 2003, 2006 and 2007 grants because those grants can only be settled in shares of our Common Stock. Compensation cost for the 2005 grants is based on the year-end market value of the stock because those grants can be settled in cash or in shares of our Common Stock. We recognize the compensation cost associated with employee restricted stock units over a specified restriction period based on the year-end market value of the stock. Upon adoption of SFAS No. 123R in the fourth quarter of 2005, we elected to begin recognizing expense for employee restricted stock units granted after 2004 based on the straight-line method for the entire award. For prior grants, we used the straight-line method for each separately vesting portion of the award. The impact of the change was not material. We recognize the compensation cost associated with non-employee director restricted stock units at the grant date.

Performance stock units and restricted stock units granted for potential future distribution were as follows:

| For the years ended December 31, | 2007 | 2006 | 2005 |
|---|---|---|---|
| Units granted | **387,143** | 247,340 | 241,887 |
| Weighted-average fair value at date of grant | **$ 49.83** | $ 55.24 | $ 57.21 |

A summary of the status of our Company's performance stock units and restricted stock units as of December 31, 2007 and the change during 2007 follows:

| Performance Stock Units and Restricted Stock Units | 2007 | Weighted-average grant date fair value for equity awards or market value for liability awards |
|---|---|---|
| Outstanding at beginning of year | **1,075,748** | **$44.89** |
| Granted | **387,143** | **$49.83** |
| Performance assumption change | **(246,808)** | **$49.13** |
| Vested | **(456,168)** | **$49.94** |
| Forfeited | **(68,883)** | **$50.12** |
| Outstanding at end of year | **691,032** | **$38.14** |

As of December 31, 2007, there was $9.7 million of unrecognized compensation cost relating to non-vested performance stock units and restricted stock units. We expect to recognize that cost over a weighted-average period of 2.2 years.

| For the years ended December 31, In millions of dollars | 2007 | 2006 | 2005 |
|---|---|---|---|
| Intrinsic value of share-based liabilities paid, combined with the fair value of shares vested | **$22.4** | $4.7 | $12.4 |



The intrinsic value of share-based liabilities paid, combined with the fair value of shares vested was higher in 2007 compared with 2006 due to the vesting of the 2004 performance stock unit grants. The 2006 amount was lower compared with the 2005 amount due to the additional three-year vesting term for the 2003 performance stock unit grants which reduced the number of shares that vested in 2006 compared with 2005.

Deferred performance stock units, deferred restricted stock units, deferred directors' fees and accumulated dividend amounts totaled 737,684 units as of December 31, 2007.

We did not have any stock appreciation rights that were outstanding as of December 31, 2007.

## 16. SUPPLEMENTAL BALANCE SHEET INFORMATION

### Accounts Receivable—Trade

In the normal course of business, our Company extends credit to customers that satisfy pre-defined credit criteria. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors to convenience stores, drug stores, wholesale clubs and mass merchandisers. As of December 31, 2007, McLane Company, Inc. accounted for approximately 25.9% of our total accounts receivable. No other customer accounted for more than 10% of our year-end accounts receivable. We believe that we have little concentration of credit risk associated with the remainder of our customer base. Accounts Receivable-Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $17.8 million as of December 31, 2007. Allowances and discounts were $18.7 million as of December 31, 2006.

### Prepaid Expenses and Other Current Assets

As of December 31, 2007, prepaid expenses and other current assets included a receivable of approximately $17.7 million related to the recovery of damages from a product recall and temporary plant closure in Canada. A receivable of $14.0 million was included as of December 31, 2006. The increase resulted from currency exchange rate fluctuations and additional costs. The product recall during the fourth quarter of 2006 was caused by a contaminated ingredient purchased from an outside supplier with whom we have filed a claim for damages and are currently in litigation.

### Inventories

We value the majority of our inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $369.9 million as of December 31, 2007 and $400.2 million as of December 31, 2006. We stated inventories at amounts that did not exceed realizable values. Total inventories were as follows:

| December 31,<br>In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Raw materials | **$199,460** | $214,335 |
| Goods in process | **80,282** | 94,740 |
| Finished goods | **407,058** | 418,250 |
| Inventories at FIFO | **686,800** | 727,325 |
| Adjustment to LIFO | **(86,615)** | (78,505) |
| Total inventories | **$600,185** | $648,820 |

2007 Annual Report to Stockholders

## Property, Plant and Equipment

The property, plant and equipment balance included construction in progress of $142.6 million as of December 31, 2007 and $76.3 million as of December 31, 2006. Major classes of property, plant and equipment were as follows:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Land | **$ 86,596** | $ 86,734 |
| Buildings | **788,267** | 746,198 |
| Machinery and equipment | **2,731,580** | 2,764,824 |
| Property, plant and equipment, gross | **3,606,443** | 3,597,756 |
| Accumulated depreciation | **(2,066,728)** | (1,946,456) |
| Property, plant and equipment, net | **$ 1,539,715** | $ 1,651,300 |

During 2007 we recorded accelerated depreciation of property, plant and equipment of $108.6 million associated with our 2007 business realignment initiatives. As of December 31, 2007, certain real estate with a carrying value or fair value less cost to sell, if lower, of $40.2 million was being held for sale. These assets were associated with the closure of facilities as part of the 2007 business realignment initiatives.

## Goodwill and Other Intangible Assets

Goodwill and intangible assets were as follows:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Unamortized intangible assets: | | |
| Goodwill balance at beginning of year | **$501,955** | $487,338 |
| Goodwill acquired during the year and other adjustments | **79,932** | 13,661 |
| Effect of foreign currency translation | **15,086** | 956 |
| Impairment charge | **(12,260)** | — |
| Goodwill balance at end of year | **$584,713** | $501,955 |
| Trademarks | **$127,491** | $110,676 |
| Amortized intangible assets, gross: | | |
| Customer-related | **31,442** | 29,743 |
| Patents | **8,317** | 8,317 |
| Total other intangible assets, gross | **167,250** | 148,736 |
| Accumulated amortization | **(11,388)** | (8,422) |
| Other intangibles | **$155,862** | $140,314 |

2007 Annual Report to Stockholders

The increase in goodwill was primarily associated with the acquisition of Godrej Hershey Foods and Beverages Company in May 2007 and the impact of currency translation and other adjustments. Certain adjustments were made to reflect the final fair value of assets acquired through business acquisitions. These increases were offset somewhat by a reduction due to a goodwill impairment charge of $12.3 million recorded in 2007. The impairment charge resulted from our annual goodwill impairment evaluation for our business in Brazil. Despite a relatively high investment level, our Brazilian business has not gained profitable scale or adequate market distribution. This resulted in reduced expectations for future cash flows and a lower estimated fair value for this reporting unit. The increases in trademark and customer-related intangibles were principally the result of the acquisition of the Godrej Hershey Foods and Beverages Company.

The useful lives of trademarks were determined to be indefinite and, therefore, we are not amortizing these assets. We amortize customer-related intangible assets over their estimated useful lives of approximately ten years. We amortize patents over their remaining legal lives of approximately thirteen years. Total amortization expense for other intangible assets was $3.0 million in 2007, $3.4 million in 2006 and $3.0 million in 2005.

The estimated amortization expense over the next five years is as follows:

| In millions of dollars | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|
| Estimated amortization expense | $3.0 | $2.9 | $2.8 | $2.8 | $2.8 |

### Accrued Liabilities

Accrued liabilities were as follows:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Payroll, compensation and benefits | **$187,605** | $158,952 |
| Advertising and promotion | **196,598** | 187,494 |
| Other | **154,783** | 107,577 |
| Total accrued liabilities | **$538,986** | $454,023 |

### Other Long-term Liabilities

Other long-term liabilities were as follows:

| December 31, In thousands of dollars | 2007 | 2006 |
|---|---|---|
| Accrued post-retirement benefits | **$330,708** | $316,455 |
| Other | **213,308** | 170,018 |
| Total other long-term liabilities | **$544,016** | $486,473 |



## 17. SEGMENT INFORMATION

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate candy, sugar confectionery, refreshment and snack products, and food and beverage enhancers under more than 60 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as Japan, Korea, India, the Philippines and China. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil in accordance with the criteria of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information.* We base this aggregation on similar economic characteristics, and similar products and services, production processes, types or classes of customers, distribution methods, and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

The percentage of total consolidated net sales for businesses outside of the United States was 13.8% for 2007, 10.9% for 2006 and 10.9% for 2005. The percentage of total consolidated assets outside of the United States as of December 31, 2007 was 16.2%, and 13.8% as of December 31, 2006.

Sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, exceeded 10% of total net sales in each of the last three years, totaling $1.3 billion in 2007, $1.2 billion in 2006 and $1.1 billion in 2005. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

## 18. SUBSEQUENT EVENT

In January 2008, we announced an increase in the wholesale prices of our domestic confectionery line, effective immediately. The price increase applied to our standard bar, king-size bar, 6-pack and vending lines and represented a weighted average increase of approximately thirteen percent on these items. These products represent approximately one-third of our U.S. confectionery portfolio. The price changes approximated a three percent price increase over our entire domestic product line. We implemented this action to help partially offset increases in input costs, including raw materials, fuel, utilities and transportation.

## 19. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

| Year 2007<br>In thousands of dollars except per share amounts | First | Second | Third | Fourth |
|---|---|---|---|---|
| **Net sales** | **$1,153,109** | **$1,051,916** | **$1,399,469** | **$1,342,222** |
| **Gross profit** | **414,031** | **329,438** | **470,623** | **417,477** |
| **Net income** | **93,473** | **3,554** | **62,784** | **54,343** |
| Per share—Basic—Class B Common Stock (a) | **.37** | **.01** | **.26** | **.22** |
| Per share—Diluted—Class B Common Stock | **.37** | **.02** | **.26** | **.22** |
| Per share—Basic—Common Stock | **.42** | **.02** | **.28** | **.24** |
| Per share—Diluted—Common Stock (a) | **.40** | **.01** | **.27** | **.24** |

2007 Annual Report to Stockholders

| Year 2006<br>In thousands of dollars except per share amounts | First | Second | Third | Fourth |
|---|---|---|---|---|
| Net sales | $1,139,507 | $1,051,912 | $1,416,202 | $1,336,609 |
| Gross profit | 432,142 | 407,835 | 545,469 | 482,066 |
| Net income | 122,471 | 97,897 | 185,121 | 153,572 |
| Per share—Basic—Class B Common Stock | .47 | .38 | .73 | .61 |
| Per share—Diluted—Class B Common Stock (a) | .47 | .38 | .72 | .61 |
| Per share—Basic—Common Stock (a) | .52 | .42 | .81 | .68 |
| Per share—Diluted—Common Stock | .50 | .41 | .78 | .65 |

(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

## Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## Item 9A. *CONTROLS AND PROCEDURES*

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There has been no change during the most recent fiscal quarter in the Company's internal control over financial reporting identified in connection with the evaluation that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." On May 8, 2007, the Company's Chief Executive Officer, Richard H. Lenny, certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listing standards.

On November 13, 2007, we received a notice from NYSE Regulation, Inc. stating that the Company was deficient in meeting the requirements of the following sections of the New York Stock Exchange Listed Company Manual:

303A.01—The Company does not have a majority of independent directors serving on the Board of Directors of the Company (the "Company Board").

303A.04(a)—The Company does not have any independent directors serving on the Nominating Committee of the Company Board.

303A.07(a)—The Company does not have three members serving on the Audit Committee of the Company Board.

303A.07(a)—The Company does not have an audit committee with financial management expertise.

On November 16, 2007, we notified the NYSE that we had cured all of the above deficiencies. The items listed above had arisen as the result of the November 11, 2007 changes in the composition of our Board of Directors.

## MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hershey Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting was effective based on those criteria.

**David J. West**
**Chief Executive Officer**

**Humberto P. Alfonso**
**Chief Financial Officer**

2007 Annual Report to Stockholders

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

The Hershey Company:

We have audited The Hershey Company and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Hershey Company as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2007, and our report dated February 18, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 18, 2008

**Item 9B.** ***OTHER INFORMATION***

None.

2007 Annual Report to Stockholders

## PART III

### Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The names, ages, positions held with our Company, periods of service as a director, principal occupations, business experience and other directorships of nominees for director of our Company are set forth in the Proxy Statement in the section entitled "Proposal No. 1—Election of Directors," following the question "Who are the nominees?," which information is incorporated herein by reference.

**Our Executive Officers as of February 12, 2008**

| Name | Age | Positions Held During the Last Five Years |
|---|---|---|
| David J. West | 44 | President and Chief Executive Officer (December 2007); President (October 2007); Executive Vice President, Chief Operating Officer (and Chief Financial Officer until July 2007, when his successor to that position was elected) (January 2007); Senior Vice President, Chief Financial Officer (January 2005); Senior Vice President, Chief Customer Officer (June 2004); Senior Vice President, Sales (December 2002) |
| Humberto P. Alfonso [1] | 50 | Senior Vice President, Chief Financial Officer (July 2007); Vice President, Finance and Planning, North American Commercial Group (October 2006); Vice President, Finance and Planning, U.S. Commercial Group (July 2006) |
| John P. Bilbrey [2] | 51 | Senior Vice President, President Hershey North America (December 2007); Senior Vice President, President International Commercial Group (November 2005); Senior Vice President, President Hershey International (November 2003) |
| Michele G. Buck [3] | 46 | Senior Vice President, Global Chief Marketing Officer (December 2007); Senior Vice President, Chief Marketing Officer, U.S. Commercial Group (November 2005); Senior Vice President, President U.S. Snacks (April 2005) |
| Thaddeus Jastrzebski [4] | 46 | Senior Vice President, President Hershey International (December 2007); Vice President, International Finance and Planning (September 2004) |
| Burton H. Snyder | 60 | Senior Vice President, General Counsel and Secretary (November 2003); General Counsel, Secretary, and Senior Vice President, International (December 2002) |
| C. Daniel Azzara | 53 | Vice President, Global Research and Development (April 2007); Vice President, Global Innovation and Quality (October 2005); Vice President, Global Research and Development (June 2004); Vice President, Research and Development (January 2002) |
| George F. Davis | 59 | Vice President, Chief Information Officer (December 2000) |
| David W. Tacka | 54 | Vice President, Chief Accounting Officer (February 2004); Vice President, Corporate Controller and Chief Accounting Officer (April 2000) |

There are no family relationships among any of the above-named officers of our Company.

(1) Mr. Alfonso was elected Vice President, Finance and Planning, U.S. Commercial Group effective July 17, 2006. Prior to joining our Company he was Executive Vice President Finance, Chief Financial Officer, Americas Beverages, Cadbury Schweppes (March 2005); Vice President Finance, Global Supply Chain, Cadbury Schweppes (May 2003); Vice President Finance, Pfizer Inc., Adams Division (August 2000).

(2) Mr. Bilbrey was elected Senior Vice President, President Hershey International effective November 5, 2003. Prior to joining our Company he was Executive Vice President, Sales—Mission Foods (May 2003); President and Chief Executive Officer—Danone Waters of North America, Inc., a division of Groupe Danone, Paris (June 2001).

(3) Ms. Buck was elected Senior Vice President, President U.S. Snacks effective April 19, 2005. Prior to joining our Company, Ms. Buck was Senior Vice President and General Manager, Kraft Confections (October 2001).

(4) Mr. Jastrzebski was elected Vice President, International Finance and Planning effective September 29, 2004. Prior to joining our Company he was Senior Vice President, Finance, IT and Administration, and Chief Financial Officer for CARE, U.S.A., (July 2002).

Our Executive Officers are generally elected each year at the organization meeting of the Board in April.

Information regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is set forth in the Proxy Statement in the section entitled "Governance of the Company," following the question "What are the committees of the Board and what are their functions?," which information is incorporated herein by reference.

Reporting of any inadvertent late filings under Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." This information is incorporated herein by reference.

Information regarding our Code of Ethical Business Conduct applicable to our directors, officers and employees is set forth in Part I of this Annual Report on Form 10-K, under the heading "Available Information."

### Item 11. *EXECUTIVE COMPENSATION*

Information regarding compensation of each of the named executive officers, including our Chief Executive Officer, and the Compensation Committee Report are set forth in the section of the Proxy Statement entitled "Executive Compensation," which information is incorporated herein by reference. Information regarding compensation of our directors is set forth in the section of the Proxy Statement entitled "Director Compensation," which information is incorporated herein by reference.

### Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Information concerning ownership of our voting securities by certain beneficial owners, individual nominees for director, the named executive officers, including persons serving as our Chief Executive Officer and executive officers as a group, is set forth in the section entitled "Ownership of the Company's Securities" in the Proxy Statement, which information is incorporated herein by reference.

(b) The following table provides information about all of the Company's equity compensation plans as of December 31, 2007:

**Equity Compensation Plan Information**

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b) Weighted-average exercise price of outstanding options, warrants and rights | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 12,706,616 | $43.23 | 17,349,520 |
| Equity compensation plans not approved by security holders[2] | 1,182,500 | $43.62 | 1,147,684 |
| Total | 13,889,116 | $43.26 | 18,497,204 |

(1) Column (a) includes stock options granted under the stockholder-approved EICP. The securities available for future issuances in column (c) are not allocated to any specific type of award under the EICP, but are available generally for future awards of stock options, PSUs, performance stock, RSUs, restricted stock and other stock-based awards.

(2) Column (a) includes 946,100 stock options outstanding that were granted under the Broad Based Stock Option Plan. In July 2004, the Company announced a worldwide stock option grant under the Broad Based Stock Option Plan, which provided over 13,000 eligible employees with a grant of 100 non-qualified stock options each. The stock options were granted at a price of $46.44 per share which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted), have a term of ten years and will vest on July 19, 2009. Column (c) includes 1,023,900 stock options under the Broad Based Stock Option Plan remaining available for future issuances as of December 31, 2007.

Column (a) also includes 236,400 stock options granted to our former Chief Executive Officer, Richard H. Lenny, outside the Incentive Plan in connection with his recruitment. The stock options were granted on March 12, 2001 with an exercise price of $32.33, became fully vested on March 12, 2005, and have a ten-year term.

Column (c) also includes 123,784 shares remaining available for future issuances under the Directors' Compensation Plan as of December 31, 2007.

### Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding transactions with related persons is set forth in the section of the Proxy Statement entitled "Certain Transactions and Relationships" and information regarding director independence is set forth in the section of the Proxy Statement entitled "Governance of the Company" following the question, "Which directors are independent, and how does the Board make that determination?," which information is incorporated herein by reference.

### Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding "Principal Accountant Fees and Services," including the policy regarding pre-approval of audit and non-audit services performed by our Company's independent auditors, is set forth in the section entitled "Information About our Independent Auditors" in the Proxy Statement, which information is incorporated herein by reference.

## PART IV

### Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

### Item 15(a)(1): Financial Statements

The audited consolidated financial statements of the Company and its subsidiaries and the Report of the Independent Registered Public Accounting Firm thereon, as required to be filed with this report, are set forth under Item 8 of this report.

### Item 15(a)(2): Financial Statement Schedule

The following consolidated financial statement schedule of the Company and its subsidiaries for the years ended December 31, 2007, 2006 and 2005 is filed herewith on the indicated page in response to Item 15(c):

Schedule II—Valuation and Qualifying Accounts (Page 110)

Other schedules have been omitted as not applicable or required, or because information required is shown in the consolidated financial statements or notes thereto.

Financial statements of the parent company only are omitted because the Company is primarily an operating company and there are no significant restricted net assets of consolidated and unconsolidated subsidiaries.

### Item 15(a)(3): Exhibits

The following items are attached or incorporated by reference in response to Item 15(c):

Articles of Incorporation and By-laws

3.1 The Company's Restated Certificate of Incorporation, as amended, is incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. The By-laws, as amended and restated as of December 4, 2007, are incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed December 7, 2007.

Instruments defining the rights of security holders, including indentures

4.1 Stockholder Protection Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated December 14, 2000, is incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

4.2 The Company has issued certain long-term debt instruments, no one class of which creates indebtedness exceeding 10% of the total assets of the Company and its subsidiaries on a consolidated basis. These classes consist of the following:

1) 5.300% Notes due 2011

2) 6.95% Notes due 2012

3) 4.850% Notes due 2015

4) 5.450% Notes due 2016

5) 8.8% Debentures due 2021

6) 7.2% Debentures due 2027

7) Other Obligations

The Company will furnish copies of the above debt instruments to the Commission upon request.

Material contracts

10.1 Kit Kat and Rolo License Agreement (the "License Agreement") between the Company and Rowntree Mackintosh Confectionery Limited is incorporated by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1980. The License Agreement was amended in 1988 and the Amendment Agreement is incorporated by reference from Exhibit 19 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1988. The License Agreement was assigned by Rowntree Mackintosh Confectionery Limited to Societe des Produits Nestle SA as of January 1, 1990. The Assignment Agreement is incorporated by reference from Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

10.2 Peter Paul/York Domestic Trademark & Technology License Agreement between the Company and Cadbury Schweppes Inc. (now Cadbury Beverages Delaware, Inc.) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.3 Cadbury Trademark & Technology License Agreement between the Company and Cadbury Limited dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.4 Trademark and Technology License Agreement between Huhtamaki and the Company dated December 30, 1996, is incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K dated February 26, 1997. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation. The agreement was amended and restated in 1999 and the Amended and Restated Trademark and Technology License Agreement is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

10.5 Five Year Credit Agreement dated as of December 8, 2006 among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders (as defined therein), Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets, Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 11, 2006.



10.6 Short-Term Credit Agreement, dated March 13, 2006, among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders, Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 15, 2006.

10.7 Letter Amendment to Short Term Credit Agreement, dated September 14, 2006, among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), and Citibank, N.A., as agent for the Lenders, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed September 15, 2006.

10.8 Agreement dated July 26, 2006, between the Company and Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 28, 2006.

10.9 Master Innovation and Supply Agreement between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.10 Supply Agreement for Monterrey, Mexico, between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.11 The Company's Short-Term Credit Agreement dated August 24, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 30, 2007.

Executive Compensation Plans and Management Contracts

10.12 Terms and Conditions of Nonqualified Stock Option Grants under the Key Employee Incentive Plan is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.13 The Long-Term Incentive Program Participation Agreement is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.14 The Company's Executive Benefits Protection Plan (Group 3A) Amended and Restated as of December 29, 2006, covering certain of its executive officers, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 3, 2007.

10.15 The Executive Employment Agreement between the Company and Richard H. Lenny, dated March 12, 2001, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001.

10.16 Amendment to Executive Employment Agreement between the Company and Richard H. Lenny, effective as of October 3, 2006, is incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K, filed October 10, 2006.

10.17 The Company's Equity and Incentive Compensation Plan, as approved by our stockholders on April 17, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 20, 2007.



10.18 Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2007.

10.19 Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is attached hereto and filed as Exhibit 10.1.

10.20 The Retirement Agreement and General Release between the Company and Marcella K. Arline dated October 1, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 16, 2007.

10.21 A summary of certain compensation matters previously contained in the Company's Current Report on Form 8-K filed February 15, 2008, is attached hereto and filed as Exhibit 10.2.

10.22 The Confidential Agreement and General Release between the Company and Thomas K. Hernquist is attached hereto and filed as Exhibit 10.3.

10.23 The Company's Executive Benefits Protection Plan (Group 3A), Amended and Restated as of October 2, 2007, is attached hereto and filed as Exhibit 10.4.

10.24 The Company's Deferred Compensation Plan, Amended and Restated as of October 1, 2007, is attached hereto and filed as Exhibit 10.5.

10.25 The Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is attached hereto and filed as Exhibit 10.6.

10.26 The Company's Compensation Limit Replacement Plan, Amended and Restated as of October 2, 2007, is attached hereto and filed as Exhibit 10.7.

10.27 The Executive Employment Agreement between the Company and David J. West, dated as of October 2, 2007, is attached hereto and filed as Exhibit 10.8.

10.28 The Amended and Restated Executive Employment Agreement between the Company and David J. West, dated as of October 2, 2007, is attached hereto and filed as Exhibit 10.9.

10.29 The Company's Directors' Compensation Plan, Amended and Restated as of December 4, 2007, is attached hereto and filed as Exhibit 10.10.

Broad Based Equity Compensation Plans

10.30 The Company's Broad Based Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Other Exhibits

12 Computation of ratio of earnings to fixed charges statement

A computation of ratio of earnings to fixed charges for the fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003 is attached hereto and filed as Exhibit 12.

21 Subsidiaries of the Registrant

A list setting forth subsidiaries of the Company is attached hereto and filed as Exhibit 21.

23 Independent Auditors' Consent

The consent dated February 19, 2008 to the incorporation of reports of the Company's Independent Auditors is attached hereto and filed as Exhibit 23.

31.1 Certification of David J. West, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.1.

31.2 Certification of Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.2.

32.1 * Certification of David J. West, Chief Executive Officer, and Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto and furnished as Exhibit 32.1.

---

* Pursuant to Securities and Exchange Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 10-K and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 19th day of February, 2008.**

THE HERSHEY COMPANY
(Registrant)

By: /s/ HUMBERTO P. ALFONSO

**Humberto P. Alfonso**
**Senior Vice President, Chief Financial Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ DAVID J. WEST (David J. West) | Chief Executive Officer and Director | February 19, 2008 |
| /s/ HUMBERTO P. ALFONSO (Humberto P. Alfonso) | Chief Financial Officer | February 19, 2008 |
| /s/ DAVID W. TACKA (David W. Tacka) | Chief Accounting Officer | February 19, 2008 |
| /s/ ROBERT F. CAVANAUGH (Robert F. Cavanaugh) | Director | February 19, 2008 |
| /s/ CHARLES A. DAVIS (Charles A. Davis) | Director | February 19, 2008 |
| /s/ EDWARD J. KELLY, III (Edward J. Kelly, III) | Director | February 19, 2008 |
| /s/ ARNOLD G. LANGBO (Arnold G. Langbo) | Director | February 19, 2008 |
| /s/ JAMES E. NEVELS (James E. Nevels) | Director | February 19, 2008 |
| /s/ THOMAS J. RIDGE (Thomas J. Ridge) | Director | February 19, 2008 |
| /s/ CHARLES B. STRAUSS (Charles B. Strauss) | Director | February 19, 2008 |
| /s/ KENNETH L. WOLFE (Kenneth L. Wolfe) | Director | February 19, 2008 |
| /s/ LEROY S. ZIMMERMAN (LeRoy S. Zimmerman) | Director | February 19, 2008 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

Under date of February 18, 2008, we reported on the consolidated balance sheets of The Hershey Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2007, which are included in The Hershey Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans,* at December 31, 2006.

/s/ KPMG LLP

New York, New York
February 18, 2008

2007 Annual Report to Stockholders

## THE HERSHEY COMPANY AND SUBSIDIARIES

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
### For the Years Ended December 31, 2007, 2006 and 2005

| Description | Balance at Beginning of Period | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts(a) | Deductions from Reserves | Balance at End of Period |
|---|---|---|---|---|---|
| In thousands of dollars | | | | | |
| Year Ended December 31, 2007: | | | | | |
| Reserves deducted in the consolidated balance sheet from the assets to which they apply | | | | | |
| Accounts Receivable—Trade | $18,665 | $ 2,840 | $427 | $ (4,125) | $17,807 |
| Year Ended December 31, 2006: | | | | | |
| Reserves deducted in the consolidated balance sheet from the assets to which they apply | | | | | |
| Accounts Receivable—Trade | $19,433 | $ 2,669 | $— | $ (3,437) | $18,665 |
| Year Ended December 31, 2005: | | | | | |
| Reserves deducted in the consolidated balance sheet from the assets to which they apply | | | | | |
| Accounts Receivable—Trade | $17,581 | $13,342 | $676 | $(12,166) | $19,433 |

(a) Includes recoveries of amounts previously written off and amounts related to acquired businesses.

2007 Annual Report to Stockholders

# CERTIFICATION

I, David J. West, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

**David J. West**
**Chief Executive Officer**
**February 19, 2008**

# CERTIFICATION

I, Humberto P. Alfonso, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

2007 Annual Report to Stockholders

**Humberto P. Alfonso**
**Chief Financial Officer**
**February 19, 2008**

## DIRECTORS AND HERSHEY EXECUTIVE TEAM

As of March 10, 2008

**Directors**

Kenneth L. Wolfe
Chairman of the Board
of Directors

Robert F. Cavanaugh
Managing Director
DLJ Real Estate Capital
Partners
Los Angeles, CA

Charles A. Davis
Chief Executive Officer
Stone Point Capital LLC
Greenwich, CT

Arnold G. Langbo
Chairman *(Retired)*
Kellogg Company
Battle Creek, MI

James E. Nevels
Chairman
The Swarthmore Group
Philadelphia, PA

Thomas J. Ridge
President and Chief
Executive Officer
Ridge Global, LLC
Washington, DC

Charles B. Strauss
President and Chief
Executive Officer *(Retired)*
Unilever United States
Edgewood Cliffs, NJ

David J. West
President and Chief
Executive Officer

LeRoy S. Zimmerman
Senior Counsel
Eckert Seamans Cherin &
Mellott, LLC
Pittsburgh, PA

**Audit Committee**

Charles B. Strauss, Chair
Robert F. Cavanaugh
Charles A. Davis

**Compensation and Executive Organization Committee**

Arnold G. Langbo, Chair
Robert F. Cavanaugh
James E. Nevels
Charles B. Strauss

**Governance Committee**

Kenneth L. Wolfe, Chair
Thomas J. Ridge
LeRoy S. Zimmerman

**Executive Committee**

Kenneth L. Wolfe, Chair
Arnold G. Langbo
Charles B. Strauss
LeRoy S. Zimmerman

**Hershey Executive Team**

David J. West
President and Chief
Executive Officer

Humberto P. Alfonso
Senior Vice President
Chief Financial Officer

C. Daniel Azzara
Vice President
Global Research &
Development

John P. Bilbrey
Senior Vice President
President Hershey North
America

Michele G. Buck
Senior Vice President
Global Chief Marketing Officer

George F. Davis
Vice President
Chief Information Officer

Thaddeus J. Jastrzebski
Senior Vice President
President Hershey
International

Burton H. Snyder
Senior Vice President
General Counsel and Secretary

**DIRECTIONS TO GIANT CENTER (Site of Meeting) and HERSHEY'S CHOCOLATE WORLD visitors center (Refreshments/Gift Distribution)**



Scranton
Wilkes-Barre
Hershey, PA
Allentown
78
Reading
Harrisburg
Lancaster
76
322
NJ
Philadelphia
Gettysburg
83
Wilmington
MD
95
Baltimore
Washington, DC
DE


- **Traveling South on I-81**
  Take exit 80 and follow Route 743 South to Hershey. Follow 743 South / HersheyPark Drive to GIANT Center. Follow signs for parking.
- **Traveling North on I-81**
  Take exit 77 and follow Route 39 East to Hershey. Continue to GIANT Center. Follow signs for parking.
- **Traveling West on the PA Turnpike (I-76)**
  Take exit 266. Turn left on 72 North. Follow 72 North to 322 West. Follow 322 West into Hershey. Stay straight as 322 West becomes Hersheypark Drive / Route 39 West. Continue to GIANT Center. Follow signs for parking.
- **Traveling East on PA Turnpike (I-76)**
  Take exit 247. Take I-283 North to exit 3 and follow 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.
- **Traveling North on I-83**
  Approaching Harrisburg, follow signs to continue on I-83 North. I-83 North to 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.

END